As filed with the Securities and Exchange Commission on October 24, 2017

Registration No. 333-220512

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sierra Wireless, Inc.

(Exact name of Registrant as specified in its charter)

Canada	3663	98-0163236
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

13811 Wireless Way, Richmond

British Columbia, Canada V6V 3A4

(604) 231-1100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

Riccardo Leofanti Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 Toronto, ON, M5K 1J5 (416) 777-4700	Jocelyn Kelley Blake, Cassels & Graydon LLP 595 Burrard Street, Suite 2600 Vancouver, BC, V7X 1L3 (604) 631-3370	Richard E. Baltz Arnold & Porter Kaye Scholer LLP 601 Massachusetts Ave, NW Washington, DC 20001 (202) 942-5124

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the U.S. Securities Act, check the following box and list the U.S. Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the U.S. Securities Act, check the following box and list the U.S. Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Sierra Wireless Inc. may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and Sierra Wireless Inc. is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED OCTOBER 24, 2017

PROXY STATEMENT OF NUMEREX CORP.	PROSPECTUS OF SIERRA WIRELESS INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Numerex Corp.:

On August 2, 2017, Numerex Corp. (which we refer to as “Numerex”) entered into an Agreement and Plan of Merger (which, as may be amended, we refer to as the “merger agreement”) with Sierra Wireless, Inc. (which we refer to as “Sierra Wireless”) and Wireless Acquisition Sub, Inc., a direct wholly-owned subsidiary of Sierra Wireless (which we refer to as “Merger Sub”). The merger agreement provides for the combination of Numerex and Sierra Wireless through a stock-for-stock merger, after which Numerex will become a direct, wholly-owned subsidiary of Sierra Wireless (which we refer to as the “merger”).

If the merger is completed, you will receive 0.1800 of a Sierra Wireless common share for each share of Numerex Class A common stock (which we refer to as “Numerex common stock”) that you own (which we refer to as the “merger consideration”). This exchange ratio is fixed and will not be adjusted to reflect changes in the price of Numerex common stock or Sierra Wireless common shares prior to the completion of the merger. The Sierra Wireless common shares issued in connection with the merger will be listed on the Nasdaq Global Market (which we refer to as the “Nasdaq GM”) and the Toronto Stock Exchange (which we refer to as the “TSX”).

The value of the merger consideration will fluctuate with the market price of Sierra Wireless common shares. You should obtain current share price quotations for Numerex common stock and Sierra Wireless common shares. Numerex common stock is listed on the Nasdaq Stock Market LLC (which we refer to as the “Nasdaq”) under the ticker symbol “NMRX,” and Sierra Wireless common shares are listed on the Nasdaq GM and the TSX under the ticker symbols “SWIR” and “SW,” respectively. Based on the closing price of Sierra Wireless common shares on the Nasdaq GM of $29.65 on August 1, 2017, the last trading day before the public announcement of the merger agreement on August 2, 2017, the exchange ratio represented approximately $5.34 in Sierra Wireless common shares for each share of Numerex common stock. Based on the closing price of Sierra Wireless common shares on the Nasdaq GM of $[•] on [•], 2017, the latest practicable date before the date of this proxy statement/prospectus, the exchange ratio represented approximately $[•] in Sierra Wireless common shares for each share of Numerex common stock.

Your vote is very important, regardless of the number of shares you own. The merger cannot be completed without Numerex stockholders approving and adopting the merger agreement. Numerex is holding a special meeting of its stockholders (which we refer to as the “special meeting”) to vote on the approval and adoption of the merger agreement. More information about Numerex, Sierra Wireless, the merger agreement, the merger and the special meeting is contained in this proxy statement/prospectus. We encourage you to read this document carefully before voting, including the section entitled “Risk Factors,” beginning on page 21. Regardless of whether you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in this document.

Pursuant to the terms of voting agreements between Sierra Wireless and certain stockholders of Numerex who beneficially own approximately 27.2% of Numerex’s outstanding common stock, such Numerex stockholders have agreed to vote in favor of adopting the merger agreement and against any proposal that would reasonably be expected to delay the completion of the merger.

The Numerex board of directors unanimously recommends that Numerex stockholders vote “FOR” the adoption of the merger agreement.

Sincerely,	Sincerely,

Kenneth L. Gayron Interim Chief Executive Officer, Chief Financial Officer Numerex Corp.	Jason W. Cohenour President and Chief Executive Officer Sierra Wireless Inc.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR ANY U.S. STATE OR CANADIAN PROVINCIAL OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued in connection with the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is [•], 2017 and it is first being mailed to Numerex stockholders on or about [•], 2017.

ADDITIONAL INFORMATION

Numerex and Sierra Wireless file and furnish annual, quarterly and other reports, proxy statements and other information with or to the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). This proxy statement/prospectus incorporates by reference important business and financial information about Numerex and Sierra Wireless from documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find Additional Information.” You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from the SEC’s website at http://www.sec.gov or, with respect to Sierra Wireless, on the Canadian System for Electronic Document Analysis and Retrieval (which we refer to as “SEDAR”), the Canadian equivalent of the SEC’s system, at http://www.sedar.com.

You may also obtain copies of documents filed by Numerex with the SEC from Numerex’s website at http://www.numerex.com under the tab “Financial Reporting” and then under the heading “SEC Filings” and copies of documents filed by Sierra Wireless with the SEC and SEDAR from Sierra Wireless’ website at http://www.sierrawireless.com under the tab “Investor Relations” and then under the heading “Annual Reports and Regulatory Filings.”

You can also request copies of such documents incorporated by reference into this proxy statement/prospectus (excluding all exhibits, unless an exhibit has specifically been incorporated by reference into this proxy statement/prospectus), without charge, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Numerex Corp. 400 Interstate North Parkway SE, Suite 1350 Atlanta, Georgia 30339 Attention: Investor Relations Telephone: 1-770-693-5950	Sierra Wireless Inc. 13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4 Attention: Investor Relations Telephone: 1-604-231-1100

In addition, if you have questions about the merger or the special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact MacKenzie Partners, Inc., Numerex’s proxy solicitor, at the following address and telephone number:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

1-800-322-2885 (toll-free)

You will not be charged for any of the documents that you request. If you would like to request documents, please do so by November 29, 2017 (which is five business days before the date of the special meeting) in order to receive them before the special meeting.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. 333-220512) filed with the SEC by Sierra Wireless, constitutes a prospectus of Sierra Wireless under Section 5 of the U.S. Securities Act of 1933, as amended (which we refer to as the “U.S. Securities Act”), with respect to the Sierra Wireless common shares to be issued to Numerex stockholders pursuant to the merger agreement.

This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of Numerex under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the “U.S. Exchange Act”), with respect to the special meeting, at which Numerex stockholders will be asked to consider and vote on, among other matters, a proposal to approve and adopt the merger agreement.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [•], 2017. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Numerex stockholders nor the issuance by Sierra Wireless of common shares pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Sierra Wireless contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Sierra Wireless, and information concerning Numerex contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Numerex.

Numerex stockholders are encouraged to consult with their own legal, tax, financial or other professional advisors.

Unless otherwise specified, currency amounts referenced in this proxy statement/prospectus are in U.S. dollars. References to “$” or “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

CURRENCY EXCHANGE RATE DATA

The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate.

The information is based on the exchange rate as reported by the Bank of Canada. Such exchange rate on October 19, 2017 was C$1.2478 = US$1.00.

	Period End	Average(1)	Low	High
Year ended December 31, (C$ per US$)
2016	1.3427	1.3248	1.2544	1.4589
2015	1.3840	1.2787	1.1728	1.3990
2014	1.1601	1.1045	1.0614	1.1643
2013	1.0636	1.0299	0.9839	1.0697
2012	0.9949	0.9996	0.9710	1.0418

	Low	High
Month ended, (C$ per US$)
October 1 through to October 19, 2017	1.2472	1.2549
September 2017	1.2128	1.2505
August 2017	1.2482	1.2755
July 2017	1.2447	1.2982
June 2017	1.2977	1.3504
May 2017	1.3446	1.3743
April 2017	1.3277	1.3667

(1)	The average of the daily exchange rates during the relevant period.

NOTICE OF SPECIAL MEETING OF COMMON STOCKHOLDERS TO BE HELD ON DECEMBER 6, 2017

To the Stockholders of Numerex Corp.:

A special meeting (which we refer to as the “special meeting”) of stockholders of Numerex Corp., a Pennsylvania corporation (which we refer to as “Numerex”), will be held at 10:00 a.m., Eastern Time, on December 6, 2017, at the Atlanta Marriott Northwest at Galleria, 200 Interstate North Parkway SE, Atlanta, Georgia for the following purposes:

•	to consider and vote on a proposal (which we refer to as the “merger proposal”) to approve and adopt the Agreement and Plan of Merger, dated as of August 2, 2017 (which, as may be amended, we refer to as the “merger agreement”), by and among Numerex, Sierra Wireless Inc., a Canadian corporation (which we refer to as “Sierra Wireless”), and Wireless Acquisition Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Sierra Wireless (which we refer to as “Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into Numerex, with Numerex surviving the merger as a wholly owned subsidiary of Sierra Wireless (which we refer to as the “merger”); and

•	to consider and vote on a proposal (which we refer to as the “advisory compensation proposal”) to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Numerex to its named executive officers that is based on or otherwise relates to the merger; and

•	to consider and vote upon a proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal (which we refer to as the “adjournment proposal”).

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus accompanying this notice. The merger proposal, the advisory compensation proposal, the adjournment proposal and the related transactions are described in detail in the accompanying proxy statement/prospectus, which you should read before you vote. If the merger proposal is not approved by the Numerex stockholders, the merger will not be completed.

Your vote is very important. To ensure your representation at the special meeting, complete and return the enclosed proxy card or submit your proxy by telephone or the Internet. Please submit a proxy promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from revoking the proxy and voting in person at the special meeting. If your shares are held in the name of a bank, broker or other nominee, follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.

The Numerex board of directors has fixed the close of business on October 19, 2017 as the record date for determination of the Numerex stockholders entitled to vote at the special meeting or any adjournment or postponement thereof. Only Numerex stockholders of record as of the record date are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof. A complete list of Numerex stockholders entitled to vote at the special meeting will be available for inspection by any stockholder, for any purpose germane to the special meeting, during the duration of the special meeting.

Pursuant to the terms of voting agreements between Sierra Wireless and certain stockholders of Numerex who beneficially own approximately 27.2% of Numerex’s outstanding common stock, such Numerex stockholders have agreed to vote in favor of adopting the merger agreement and against any proposal that would reasonably be expected to delay the completion of the merger.

The Numerex board of directors unanimously recommends that Numerex stockholders vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

By Order of the Board of Directors,

Stratton J. Nicolaides
Chairman of the Board of Directors
Andrew J. Ryan
General Counsel and Secretary

Atlanta, Georgia

YOUR VOTE IS VERY IMPORTANT

PLEASE VOTE ON THE ENCLOSED PROXY CARD NOW EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN VOTE BY SIGNING, DATING AND RETURNING YOUR PROXY CARD BY MAIL IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES, OR BY TELEPHONE OR THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU DO ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU ARE A STOCKHOLDER OF RECORD AS OF THE RECORD DATE OR HAVE A LEGAL PROXY FROM A STOCKHOLDER OF RECORD AS OF THE RECORD DATE.

If your shares are held in “street name” by a bank, broker or other nominee and you wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting. Please also bring to the special meeting your account statement evidencing your beneficial ownership of Numerex common stock as of the record date and valid government-issued photo identification. For more information, see the section entitled “Questions and Answers About the Merger and the Special Meeting—Who may attend the special meeting?”

The accompanying proxy statement/prospectus provides a detailed description of the merger agreement, the merger, the merger proposal and the related agreements and transactions. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the merger proposal, the other proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares, please contact Numerex’s proxy solicitor at the address and telephone number listed below:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

1-800-322-2885 (toll-free)

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FREQUENTLY USED TERMS

This proxy statement/prospectus generally does not use technical defined terms, but a few frequently used terms may be helpful for you to have in mind at the outset. Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this proxy statement/prospectus:

“closing date” refers to the date on which the merger is completed.

“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.

“Deutsche Bank” refers to Deutsche Bank Securities Inc.

“effective time” refers to the time on the closing date at which the merger becomes effective as specified in the certificate of merger of Numerex and Merger Sub to be filed with the Secretary of State of the State of Pennsylvania.

“exchange agent” refers to a nationally recognized financial institution or trust company selected by Sierra Wireless that is acceptable to Numerex.

“exchange ratio” refers to 0.1800 of a validly issued, fully paid and non-assessable Sierra Wireless common share for each share of Numerex’s Class A common stock.

“merger” refers to the proposed merger of Merger Sub with and into Numerex, pursuant to which Numerex will survive the merger as a direct, wholly-owned subsidiary of Sierra Wireless.

“merger agreement” refers to the Agreement and Plan of Merger, dated as of August 2, 2017, by and among Sierra Wireless, Numerex and Merger Sub, as it may be amended.

“merger consideration” refers to the conversion of each issued and outstanding share of Numerex common stock immediately prior to the effective time (other than any shares of Numerex common stock owned directly by Sierra Wireless, Numerex or any of their respective subsidiaries) into the right to receive 0.1800 of a validly issued, fully paid and non-assessable Sierra Wireless common share.

“Merger Sub” refers to Wireless Acquisition Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Sierra Wireless.

“Nasdaq” refers to the Nasdaq Stock Market LLC.

“Nasdaq GM” refers to the Nasdaq Global Market.

“Numerex” refers to Numerex Corp., a Pennsylvania corporation.

“Numerex board recommendation” refers to the recommendation of the Numerex board of directors for the Numerex stockholders to vote to approve and adopt the merger agreement.

“Numerex common stock” refers to Numerex Class A common stock, no par value.

“Numerex stockholders” refers to the holders of Numerex common stock, no par value.

“PBCL” means, collectively, the Pennsylvania Business Corporation Law of 1988 and the Pennsylvania Entity Transactions Law.

“record date” refers to the close of business in New York, New York on October 19, 2017. Only holders of Numerex common stock as of the record date will be entitled to vote at the special meeting and any adjournment or postponement thereof.

“SEC” means the U.S. Securities and Exchange Commission.

“Sierra Wireless” refers to Sierra Wireless, Inc., a Canadian corporation.

“Sierra Wireless shareholders” refers to the holders of Sierra Wireless common shares, no par value.

“special meeting” refers to the special meeting of Numerex stockholders to be held on December 6, 2017, as may be postponed or adjourned from time to time.

“TSX” refers to the Toronto Stock Exchange.

“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended.

“U.S. GAAP” refers to generally accepted accounting principles in the United States.

“U.S. Securities Act” refers to the U.S. Securities Act of 1933, and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended.

“voting agreements” refers to certain voting agreements, dated August 2, 2017, by and between Sierra Wireless and certain stockholders of Numerex, as each such agreement may be amended.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and matters to be addressed at the special meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire proxy statement/prospectus, including the attached annexes, as well as the documents that have been incorporated by reference into this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find Additional Information.”

Q:	Why am I receiving this proxy statement/prospectus?

A:	On August 2, 2017, Numerex entered into the merger agreement with Sierra Wireless and Merger Sub providing for, among other things, the merger of Merger Sub with and into Numerex, pursuant to which Numerex will survive the merger as a direct, wholly-owned subsidiary of Sierra Wireless (which we refer to in such capacity as the “surviving corporation”). You are receiving this proxy statement/prospectus in connection with the solicitation by the Numerex board of directors of proxies of Numerex stockholders to vote in favor of the merger proposal, the advisory compensation proposal and the adjournment proposal.

Numerex is holding a special meeting to obtain the stockholder approval necessary to approve and adopt the merger agreement, among other matters. A copy of the merger agreement is included as Annex A to this proxy statement/prospectus. Among other things, approval of the merger proposal by Numerex stockholders is required for the completion of the merger. See the section entitled “The Merger Agreement—Conditions that Must be Satisfied or Waived for the Merger to Occur.”

Numerex stockholders are also being asked to consider and vote on a proposal to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Numerex to its named executive officers that is based on or otherwise relates to the merger (which we refer to as the “advisory compensation proposal”). Numerex’s named executive officers are identified under the section entitled “The Merger Proposal—Interests of Numerex’s Directors and Executive Officers in the Merger.”

This proxy statement/prospectus constitutes both a proxy statement of Numerex and a prospectus of Sierra Wireless. It is a proxy statement because the Numerex board of directors is soliciting proxies from its stockholders. It is a prospectus because Sierra Wireless will issue to Numerex stockholders its common shares as consideration for the exchange of outstanding shares of Numerex common stock in the merger.

Your vote is very important. We encourage you to submit a proxy to have your shares of Numerex common stock voted as soon as possible.

Q:	What is the proposed transaction?

A:	If the merger proposal is approved by Numerex stockholders and the other conditions to the completion of the merger contained in the merger agreement are satisfied or waived, Merger Sub will merge with and into Numerex. Numerex will survive the merger as a direct, wholly-owned subsidiary of Sierra Wireless.

Q:	What will I receive as a Numerex stockholder if the merger is completed?

A:	Under the terms of the merger agreement, if the merger is completed, each share of Numerex common stock (other than shares of Numerex common stock owned directly by Sierra Wireless, Numerex or any of their respective subsidiaries), which we refer to as “eligible shares,” will be automatically converted into the right to receive 0.1800 of a validly issued, fully paid and non-assessable Sierra Wireless common share, which we refer to as the “merger consideration.”

No fractional Sierra Wireless common shares will be issued upon the conversion of Numerex common stock. All fractional Sierra Wireless common shares that a holder of eligible shares would be otherwise entitled to receive pursuant to the merger agreement will be aggregated and rounded to three decimal places. Any holder of eligible shares otherwise entitled to receive a fractional Sierra Wireless common share will be entitled to receive a cash payment, without interest, in lieu of any such fractional share, which payment will be calculated by the exchange agent and will represent such holder’s proportionate interest in a Sierra Wireless common share based on the closing trading price of Sierra Wireless common shares on the Nasdaq GM, as reported by the Nasdaq GM on the first day immediately following the effective time. No holder of eligible shares will be entitled by virtue of the right to receive cash in lieu of fractional Sierra Wireless common shares to any dividends, voting rights or any other rights in respect of any fractional Sierra Wireless common share.

Based on the closing price of Sierra Wireless common shares on the Nasdaq GM on August 1, 2017, the last full trading day before the announcement of the merger agreement, the per share value of Numerex common stock implied by the merger consideration was $5.34. Based on the closing price of Sierra Wireless common shares on the Nasdaq GM on [•], 2017, the most recent practicable date prior to the date of this proxy statement/prospectus, the per share value of Numerex common stock implied by the merger consideration was $[•]. The implied value of the merger consideration will fluctuate, however, as the market price of Sierra Wireless common shares fluctuates, because the merger consideration that is payable per share of Numerex common stock is a fixed fraction of a Sierra Wireless common share. As a result, the value of the merger consideration that Numerex stockholders will receive upon the completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the special meeting. Accordingly, you are encouraged to obtain current stock price quotations for Numerex common stock and Sierra Wireless common shares before deciding how to vote with respect to the merger proposal. Numerex common stock trades on the Nasdaq under the ticker symbol “NMRX” and Sierra Wireless common shares trade on the Nasdaq GM and the TSX under the ticker symbols “SWIR” and “SW,” respectively. The price of Sierra Wireless common shares on the Nasdaq GM is reported in U.S. dollars, while the price of Sierra Wireless common shares on the TSX is reported in Canadian dollars.

Q:	When and where is the special meeting?

A:	The special meeting will be held at 10:00 am, Eastern Time, on December 6, 2017, at the Atlanta Marriott Northwest at Galleria, 200 Interstate North Parkway SE, Atlanta, Georgia.

Q:	Who is entitled to vote at the special meeting?

Only holders of Numerex common stock as of the close of business in New York, New York on October 19, 2017, which is the record date for the special meeting, are entitled to vote at the special meeting and any adjournment or postponement thereof. As of the record date, there were 19,675,286 shares of Numerex common stock outstanding. Each outstanding share of Numerex common stock is entitled to one vote on each matter coming before Numerex stockholders at the special meeting.

Pursuant to the terms of voting agreements between Sierra Wireless and certain stockholders of Numerex who beneficially own approximately 27.2% of Numerex’s outstanding common stock, such Numerex stockholders have agreed to vote in favor of adopting the merger agreement and against any proposal that would reasonably be expected to delay the completion of the merger. For more information, see the section entitled “The Voting Agreements.”

Q:	Who may attend the special meeting?

A:

If you are a Numerex stockholder of record, you may attend the special meeting and vote in person the stock you hold directly in your name. If you choose to do that, you must present valid government-issued photo identification at the special meeting, such as a driver’s license or passport. If you want to vote in person at the special meeting and you hold Numerex common stock in “street name” through a bank, broker or other nominee, you must present valid government-issued photo identification, such as a driver’s license or passport, and a legal proxy obtained from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting. Please also bring to the special meeting your account statement evidencing your beneficial ownership of Numerex common stock as of the record date. Follow the instructions from your bank, broker or other nominee or contact your bank, broker or other nominee to request a proxy. If you vote in person at the special meeting, you will revoke any prior proxy you may have submitted.

Q:	What am I being asked to vote on?

A:	You are being asked to vote on the following proposals:

•	Merger Proposal: to adopt the merger agreement, pursuant to which Merger Sub will merge with and into Numerex, with Numerex surviving the merger as a direct, wholly-owned subsidiary of Sierra Wireless;

•	Advisory Compensation Proposal: to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Numerex to its named executive officers that is based on or otherwise relates to the merger; and

•	Adjournment Proposal: to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve and adopt the merger proposal.

The approval of the merger proposal is a condition to the obligations of Numerex and Sierra Wireless to complete the merger. The approval of the advisory compensation proposal and the adjournment proposal are not conditions to the obligations of Numerex or Sierra Wireless to complete the merger and are not binding on Numerex or Sierra Wireless following the merger. No other matters are intended to be brought before the special meeting by Numerex.

Q:	What vote is required to approve each proposal?

A:	The approval of each of the merger proposal, the advisory compensation proposal and the adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of Numerex common stock that are entitled to vote on the merger proposal, the advisory compensation proposal and the adjournment proposal, as applicable.

Pursuant to the terms of voting agreements between Sierra Wireless and certain stockholders of Numerex who beneficially own approximately 27.2% of Numerex’s outstanding common stock, such Numerex stockholders have agreed to vote in favor of adopting the merger agreement and against any proposal that would reasonably be expected to delay the completion of the merger. For more information, see the section entitled “The Voting Agreements.”

Q:	How does the Numerex board of directors recommend that I vote?

A:	The Numerex board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Numerex and its stockholders, and has unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and recommended adoption of the merger agreement by Numerex stockholders.

Accordingly, the Numerex board of directors unanimously recommends that you vote:

•	“FOR” the merger proposal;

•	“FOR” the advisory compensation proposal; and

•	“FOR” the adjournment proposal.

For a discussion of each proposal, see the sections entitled “The Merger Proposal—Numerex’s Reasons for the Merger; Recommendation of the Numerex Board of Directors,” “The Advisory Compensation Proposal” and “The Adjournment Proposal.”

Q:	Why did the Numerex board of directors approve the merger agreement and the transactions contemplated thereby?

A:	To review the Numerex board of directors’ reasons for (a) determining that the merger agreement and the transactions contemplated thereby are advisable and are fair to, and in the best interests of, Numerex and its stockholders, (b) approving the merger agreement and the transactions contemplated thereby and (c) recommending adoption of the merger agreement by the Numerex stockholders, see the section entitled “The Merger Proposal—Numerex’s Reasons for the Merger; Recommendation of the Numerex Board of Directors.”

Q:	If my Numerex common stock is represented by physical stock certificates, should I send my stock certificates now?

A:	No. If approved, and after the merger is completed, you will receive a transmittal form with instructions for the surrender of your Numerex common stock certificates. Please do not send your stock certificates with your proxy card.

Q:	How do I vote my shares?

A:	If you are a Numerex stockholder of record as of the record date, you may vote your shares, or authorize a proxy to vote your shares, by:

(1)	Internet, by going to the website site shown on your proxy card and following the instructions outlined on the secured website using certain information provided on your proxy card or voting instruction form, thereby authorizing a proxy to vote your shares.

(2)	Telephone, if you received your proxy materials by mail, you may vote by using the toll-free number shown on your proxy card, or by following the instructions on your proxy card, thereby authorizing a proxy to vote your shares.

(3)	Written Proxy, if you received your proxy materials by mail, you may submit your written proxy by completing the proxy card enclosed with those materials and signing, dating and returning your proxy card by mail in the enclosed return envelope, which requires no additional postage if mailed in the United States, thereby authorizing a proxy to vote your shares.

(4)	Attending the Special Meeting, and voting in person if you are a Numerex stockholder of record or if you are a beneficial owner and have a legal proxy from the Numerex stockholder of record.

If your shares of Numerex common stock are held in “street name” by a bank, broker or other nominee, you should have received a voting instruction form from your bank, broker or other nominee and you should follow the instructions given by that institution to direct how your shares are to be voted at the special meeting. If you are a “street name” owner and have a legal proxy from the stockholder of record as of the record date, you may vote in person at the special meeting.

Q:	What is a proxy?

A:	A proxy is your legal designation of another person, referred to as a “proxy,” to vote your shares of Numerex common stock. The written document describing the matters to be considered and voted on at the special meeting is called a “proxy statement.” The document used to designate a proxy to vote your shares of Numerex common stock is called a “proxy card.”

Q:	How do proxies work?

A:

The Numerex board of directors is asking for your proxy. Giving Numerex your proxy means that you authorize the proxy holders named on the proxy card to vote your shares at the special meeting in the manner you direct. You may vote for all, some or none of the proposals. A failure to vote on the merger proposal or an abstention on the merger proposal will have no effect on the merger proposal, assuming that a quorum is present. You may also vote for or against the other items or abstain from voting on them. If you sign, date and return the enclosed proxy card but do not specify how to vote, Numerex will vote your shares “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Q:	If I am not going to attend the special meeting, should I return my proxy card or otherwise vote my shares?

A:	Yes. Completing, signing, dating and returning the proxy card by mail or submitting a proxy by calling the toll-free number shown on the proxy card or submitting a proxy by visiting the website shown on the proxy card ensures that your shares will be represented and voted at the special meeting, even if you otherwise do not attend.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will the bank, broker or other nominee vote my shares for me?

A:	A bank, broker or other nominee will vote your shares only if you provide instructions to the bank, broker or other nominee on how to vote. You should follow the directions provided by your bank, broker or other nominee regarding how to instruct the bank, broker or other nominee to vote your shares.

If you fail to instruct your bank, broker or other nominee how to vote, it will have no effect on the outcome of the merger proposal, the advisory compensation proposal or the adjournment proposal, assuming that a quorum is otherwise present.

Q:	Can I change my vote?

A:	Yes. If you are a Numerex stockholder of record and have properly completed and submitted your proxy card or proxy by telephone or the Internet, you can change your vote in any of the following ways:

•	Sending a written notice (bearing a date later than the date of the proxy) stating that you revoke your proxy to Numerex at 400 Interstate Parkway, Suite 1350, Atlanta, Georgia, 30339, Attn: Shareholder Communications;

•	Submitting a valid, later-dated proxy by mail, telephone or the Internet prior to your shares being voted at the special meeting; or

•	Attending the special meeting and voting your shares by ballot in person if you are a Numerex stockholder of record or if you are a beneficial owner and have a legal proxy from the Numerex stockholder of record. Please note that simply attending the special meeting will not revoke a proxy.

If you choose to revoke your proxy by written notice or submit a later-dated proxy, you must do so by 11:59 p.m., Eastern Time, on December 5, 2017.

If your shares are held in “street name” by your bank, broker or other nominee and you have directed such bank, broker or other nominee to vote your shares, you should instruct such bank, broker or other nominee to change your vote and follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Q:	What if I do not vote?

A:	If you fail to submit your proxy, fail to vote your shares, abstain from voting or fail to instruct your broker, bank or other nominee how to vote, that failure will have no effect on the outcome of the merger proposal, the advisory compensation proposal or the adjournment proposal, assuming that a quorum is otherwise present.

If you submit a valid proxy card but do not indicate how you want to vote on a particular proposal, your proxy will be counted as a vote “FOR” that proposal.

x

Q:	What should I do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, you should submit a proxy by mail, by telephone or the Internet to vote your shares as soon as possible so that your shares will be represented and voted at the special meeting. You should follow the instructions set forth on the enclosed proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of a bank, broker or other nominee.

Q:	What constitutes a quorum?

A:	A quorum is the number of shares that must be present, in person or by proxy, in order for business to be transacted at a stockholder meeting of Numerex. The required quorum for the special meeting is the presence in person or by proxy of a majority of the shares entitled to vote at the special meeting. All shares represented at the special meeting in person or by proxy (including those voted by telephone or the Internet) will be counted toward the quorum. Shares held by Numerex stockholders who mark their proxy card “ABSTAIN,” vote “ABSTAIN” by telephone or the Internet, instruct their bank, broker or other nominee to vote shares held in “street name” to “ABSTAIN” or appear at the special meeting without otherwise voting their shares will be treated as shares represented at the meeting for purposes of determining the presence of a quorum. Shares held by Numerex stockholders who do not attend the special meeting and do not submit a proxy or vote by telephone or the Internet will not be treated as represented at the special meeting for purposes of determining the presence of a quorum.

Numerex common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the bank, broker or nominee, will not be considered present at the special meeting for the purpose of determining the presence of a quorum.

Pursuant to the terms of the voting agreements, certain stockholders of Numerex who beneficially own approximately 27.2% of the outstanding common stock of Numerex have agreed to vote in favor of adopting the merger agreement and against any proposal that would reasonably be expected to delay the completion of the merger. For more information, see the section entitled “The Voting Agreements.”

Q:	Is my vote important?

A:	Yes. Your vote is very important. The merger cannot be completed without the approval of the merger proposal by Numerex stockholders. The approval of the merger proposal requires the affirmative vote of a majority of the votes cast by the holders of Numerex common stock that are present at the special meeting in person or by proxy and are entitled to vote at the special meeting. The Numerex board of directors recommends that you vote “FOR” the approval of the merger proposal.

Q:	What happens if I transfer or sell my shares of Numerex common stock before the special meeting or before completion of the merger?

A:	The record date is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer or sell your shares of Numerex common stock after the record date but before the special meeting, you will retain your right to vote at the special meeting. However, if you are a Numerex stockholder, you will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares of Numerex common stock through the effective time of the merger.

Q:	What if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a holder of record and also in “street name,” or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your shares are voted.

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results are expected to be announced at the special meeting. In addition, within four business days following certification of the final voting results, Numerex will file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	What will happen if the merger proposal is not approved?

A:	As a condition to the completion of the merger, Numerex stockholders must approve the merger proposal. If the merger proposal is not approved by the Numerex stockholders, the merger will not be completed. The completion of the merger is not conditioned or dependent upon the approval of the advisory compensation proposal or the adjournment proposal.

Q:	Why am I being asked to approve, on an advisory (non-binding) basis, the advisory compensation proposal?

A:	The SEC has adopted rules that require Numerex to seek an advisory (non-binding) vote on certain specified compensation that will or may be paid by Numerex to its named executive officers that is based on or otherwise relates to the merger.

Q:	What happens if the advisory compensation proposal is not approved?

A:	This vote is advisory and non-binding, and the merger is not conditioned or dependent upon the approval of the advisory compensation proposal. However, Numerex and Sierra Wireless value the opinions of Numerex stockholders and Sierra Wireless expects to consider the outcome of the vote, along with other relevant factors, when considering future executive compensation, assuming the merger is completed.

Q:	How will Numerex’s directors and executive officers vote on the merger proposal, the advisory compensation proposal and the adjournment proposal?

A:	It is expected that the Numerex directors and executive officers who are Numerex stockholders will vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal. Pursuant to the terms of the voting agreements, three of Numerex’s directors have agreed to vote in favor of adopting the merger agreement and against any proposal that would reasonably be expected to delay the completion of the merger. For more information, see the section entitled “The Voting Agreements.”

As of the record date for the special meeting, the directors and executive officers of Numerex owned, in the aggregate, approximately 2,569,210 shares of Numerex common stock, representing approximately 13.06% of the shares of Numerex common stock then outstanding and entitled to vote at the special meeting.

Q:	Do any of Numerex’s directors or executive officers have interests in the merger that may differ from or be in addition to my interests as a stockholder?

A:	Yes. In considering the recommendation of the Numerex board of directors with respect to the merger proposal, you should be aware that Numerex’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Numerex stockholders generally. These interests may include, among others, certain payments and benefits payable under employment agreements entered into with executive officers, and rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger. The Numerex board of directors was aware of those interests and considered them, among other matters, in approving the merger agreement, the merger, and the other transactions contemplated by the merger agreement. For a discussion of Numerex’s directors’ or executive officers’ interests in the merger that may differ from or be in addition to your interests as a stockholder, see the section entitled “The Merger Proposal—Interests of Numerex’s Directors and Executive Officers in the Merger.”

Q:	Is the obligation of each of Numerex and Sierra Wireless to complete the merger subject to any conditions?

A:	Yes. Completion of the merger is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement, including, among others, (i) the adoption of the merger agreement by an affirmative vote of a majority of the votes cast by the holders of Numerex common stock entitled to vote on the merger proposal, (ii) the approval for listing on the Nasdaq GM and the TSX of the Sierra Wireless common shares to be issued to Numerex stockholders in connection with the merger, subject only to the provision of required documentation as is customary in the circumstances, (iii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (which we refer to as the “HSR Act”), (iv) the absence of any law, injunction or other order that prohibits the completion of the merger, (v) the absence of any governmental entity having instituted any pending legal proceeding or claim seeking to restrain, enjoin or prohibit completion of the merger, (vi) the registration statement, of which this proxy statement/prospectus forms a part, having been declared effective by the SEC and (vii) other customary closing conditions, including the accuracy of each party’s representations and warranties (subject to specified materiality qualifiers), and each party’s material compliance with its covenants and agreements contained in the merger agreement. For a more detailed discussion of the conditions to the completion of the merger, see the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur.”

Q:	Will the Sierra Wireless common shares to be issued to me at the completion of the merger be traded on an exchange?

A:	Yes. It is a condition to the completion of the merger that the Sierra Wireless common shares to be issued to Numerex stockholders in connection with the merger be approved for listing on the Nasdaq GM and the TSX, subject only to the provision of required documentation as is customary in the circumstances. Therefore, at the effective time of the merger, all Sierra Wireless common shares received by Numerex stockholders in connection with the merger will be listed on the Nasdaq GM and the TSX under the ticker symbols “SWIR” and “SW,” respectively, and may be traded by shareholders on either exchange.

Sierra Wireless common shares received by Numerex stockholders in connection with the merger will be freely transferable except for shares issued to any stockholder deemed to be an “affiliate” of Sierra Wireless for purposes of U.S. federal securities law. For more information, see the section entitled “The Merger Proposal—Restrictions on Resales of Sierra Wireless Common Shares Received in the Merger.”

Q:	After the merger, how much of Sierra Wireless will Numerex stockholders own?

A:	Based on the number of shares of Numerex common stock outstanding as of [•], 2017, and the number of Sierra Wireless common shares outstanding as of [•], 2017, it is expected that, immediately after completion of the merger, the former Numerex stockholders will receive Sierra Wireless common shares in the merger representing approximately [•]% of the then outstanding Sierra Wireless common shares.

Q:	Do you expect the merger to be taxable to me?

A:	It is a condition to the completion of the merger that Numerex and Sierra Wireless each receive an opinion of their respective counsel to the effect that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code (which we refer to as the “Code”). It is expected that the merger will not result in gain recognition to Numerex stockholders pursuant to Section 367(a) of the Code (collectively, with the treatment under Section 368(a) of the Code, the “Intended Tax Treatment”) (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Sierra Wireless following the merger, such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8). However, neither Numerex nor Sierra Wireless intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge.

Assuming the merger qualifies for the Intended Tax Treatment, the U.S. federal income tax consequences to U.S. holders (as defined herein) of Numerex common stock generally are as follows:

•	A U.S. holder of Numerex common stock receiving Sierra Wireless common shares in exchange for Numerex common stock pursuant to the merger will not recognize any gain or loss, except for any gain or loss that may result from the receipt by such holder of cash in lieu of fractional Sierra Wireless common shares.

•	A U.S. holder of Numerex common stock who receives cash in lieu of a fractional Sierra Wireless common share pursuant to the merger generally will be treated as having received such fractional share in the merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate tax basis in the Numerex common stock surrendered which is allocable to the fractional share.

A Canadian Resident Holder (as defined in the section entitled “The Merger Proposal—Certain Canadian Federal Income Tax Consequences of the Merger”) who disposes of his, her or its Numerex common stock for Sierra Wireless common shares pursuant to the merger will generally realize a capital gain (or capital loss) for Canadian income tax purposes equal to the amount by which the fair market value of the Sierra Wireless common shares received (and any cash received in lieu of a fractional Sierra Wireless common share) exceeds (or is less than) the adjusted cost base of the Canadian Resident Holder’s Numerex common stock determined immediately before the disposition and any reasonable costs of disposition.

A Non-Canadian Resident Holder (as defined in the section entitled “The Merger Proposal—Certain Canadian Federal Income Tax Consequences of the Merger”) will not be subject to tax under the Income Tax Act (Canada), which we refer to as the “Canadian Tax Act,” on any capital gain realized on a disposition of Numerex common stock pursuant to the merger, or on a subsequent disposition of Sierra Wireless common shares acquired in the merger, unless the relevant share is “taxable Canadian property,” and is not “treaty-protected property” (as those terms are defined in the Canadian Tax Act) of the Non-Canadian Resident Holder, at the time of the disposition.

You should read the sections entitled “The Merger Proposal—U.S. Federal Income Tax Consequences” and “The Merger Proposal—Certain Canadian Federal Income Tax Consequences of the Merger” and consult your own tax advisors regarding the U.S. federal income tax consequences of the merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Q:	Are there risks associated with the merger?

A:	Yes. There are important risks involved both in connection with the merger and in connection with an investment in Sierra Wireless. Before making any decision on whether and how to vote, you are urged to read carefully and in its entirety the section entitled “Risk Factors.”

Q:	Do I have appraisal or dissenters’ rights for my Numerex common stock in connection with the merger?

A:	No. Under Pennsylvania law, Numerex stockholders are not entitled to appraisal or dissenter rights with respect to the merger or any of the other transactions described in this proxy statement/prospectus. For further information, please see the section entitled “The Merger Proposal–Absence of Appraisal or Dissenters’ Rights.”

Q:	When will the merger be completed?

A:

Numerex and Sierra Wireless are working to complete the merger as quickly as possible. In addition to obtaining any required regulatory approvals, and assuming that the merger proposal is approved by Numerex stockholders at the special meeting, other important conditions to the completion of the merger exist. The merger agreement contains an outside date and time of April 1, 2018 for the completion of the merger, which may be extended to August 1, 2018 by either Numerex or Sierra Wireless in certain circumstances, which we refer to as the “outside date.” For a discussion of the conditions to the completion of the merger, see the sections entitled “The Merger Proposal—Regulatory Approvals Required for the Merger” and “The Merger Agreement— Conditions that Must Be Satisfied or Waived for the Merger to Occur.”

Q:	What happens if the merger is not completed?

A:	If the merger is not completed for any reason, you will not receive any consideration for your Numerex common stock, and Numerex will remain an independent public company with Numerex common stock being traded on the Nasdaq.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	Numerex will bear all costs and expenses in connection with the solicitation of proxies from its stockholders, except that Numerex and Sierra Wireless have agreed to share equally the expenses of printing and mailing this proxy statement/prospectus and all filing fees payable to the SEC in connection with this proxy statement/prospectus. In addition to the solicitation of proxies by mail, Numerex will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Numerex common stock and secure their voting instructions, if necessary. Numerex will reimburse the banks, brokers and other record holders for their reasonable expenses in taking those actions. Numerex has also made arrangements with MacKenzie Partners, Inc. to assist in soliciting proxies and in communicating with Numerex stockholders and estimates that it will pay MacKenzie Partners, Inc. a fee of approximately $9,500 plus reasonable out-of-pocket fees and expenses for these services. Proxies may also be solicited by Numerex’s directors, officers and other employees through the mail or by telephone, the Internet, fax, in person or other means, but no additional compensation will be paid to these persons.

Q:	What is “householding”?

A:	The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits Numerex, with your permission, to send a single notice of meeting and, to the extent requested, a single set of this proxy statement/prospectus to any household at which two or more stockholders reside if Numerex believes they are members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials. A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding Numerex common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Q:	Is the exchange ratio subject to adjustment based on changes in the prices of Numerex common stock or Sierra Wireless common shares? Can it be adjusted for any other reason?

A:	As merger consideration, you will receive a fixed number of Sierra Wireless common shares, not a number of shares that will be determined based on a fixed market value. The market value of Sierra Wireless common shares and the market value of Numerex common stock at the effective time may vary significantly from their respective values on the date that the merger agreement was executed or at other dates, such as the date of this proxy statement/prospectus or the date of the special meeting. Stock price changes may result from a variety of factors, including changes in Sierra Wireless’ or Numerex’s respective businesses, operations or prospects, regulatory considerations, and general business, market, industry or economic conditions. The exchange ratio will not be adjusted to reflect any changes in the market value of Sierra Wireless common shares or market value of Numerex common stock. Therefore, the aggregate market value of the Sierra Wireless common shares that you are entitled to receive at the time that the merger is completed could vary significantly from the value of such shares on the date of this proxy statement/prospectus or the date of the special meeting.

However, the merger consideration will be equitably adjusted to provide you and Sierra Wireless with the same economic effect as contemplated by the merger agreement in the event of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger or other similar transaction involving Numerex common stock or Sierra Wireless common shares prior to the completion of the merger.

Q:	Who can answer my questions?

A:	If you are a Numerex stockholder and you have any questions about the merger or you would like to request additional documents, including copies of this proxy statement/prospectus, please contact Numerex’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

1-800-322-2885 (toll-free)

Q:	Where can I find more information about Numerex, Sierra Wireless and the transactions contemplated by the merger agreement?

A:	You can find out more information about Numerex, Sierra Wireless and the transactions contemplated by the merger agreement by reading this proxy statement/prospectus and, with respect to Numerex and Sierra Wireless, from various sources described in the section entitled “Where You Can Find Additional Information.”

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all of the information that might be important to you. Numerex and Sierra Wireless urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, the documents incorporated by reference into this proxy statement/prospectus and the other documents to which Numerex and Sierra Wireless have referred you. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find Additional Information.” Each item in this summary includes a page reference to direct you to a more complete description of the topics presented in this summary.

Information about the Companies (page 68)

Sierra Wireless Inc.

13811 Wireless Way, Richmond

British Columbia, Canada V6V 3A4

(604) 231-1100

Sierra Wireless was incorporated under, and is governed by, the Canada Business Corporations Act (which we refer to as the “CBCA”). Sierra Wireless is a leading provider of device-to-cloud solutions for the Internet of Things (which we refer to as “IoT”). Sierra Wireless offers the industry’s most comprehensive portfolio of cellular and short range embedded wireless modules and gateways that, combined with its cloud platform and connectivity services, create an end-to-end solution for enabling IoT applications. Original Equipment Manufacturers and enterprises worldwide trust Sierra Wireless’ innovative solutions to get their connected products and services to market faster. Sierra Wireless operates its business under three reportable segments: (i) Original Equipment Manufacturers (which we refer to as “OEMs”) Solutions; (ii) Enterprise Solutions; and (iii) Cloud and Connectivity Services. Its OEM Solutions segment includes embedded cellular and short range wireless modules, software and tools for OEM customers who integrate wireless connectivity into their solutions across a broad range of industries, including automotive, transportation, energy, enterprise networking, sales and payment, mobile computing, security, industrial monitoring, field services, residential, healthcare and others. Its Enterprise Solutions segment includes a range of intelligent routers and gateways along with management tools and applications that enable secure cellular connectivity for enterprise customers. Its Cloud and Connectivity Services segment comprises three main areas of operations: (i) cloud services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, devices and applications; (ii) global cellular connectivity services, which include our Smart SIM and core network platforms; and (iii) managed broadband cellular services, which include a combination of hardware, connectivity services and cloud services. Sierra Wireless holds all of the common stock of Merger Sub, a direct, wholly-owned subsidiary formed in Delaware.

Sierra Wireless is a public company trading on both the Nasdaq GM and the TSX under the ticker symbols “SWIR” and “SW,” respectively. Sierra Wireless’ principal executive offices are located at 13811 Wireless Way, Richmond, British Columbia, Canada V6V 3A4, and its telephone number is 1-604-231-1100.

Additional information about Sierra Wireless can be found on its website at http://www.sierrawireless.com. The information contained in, or that can be accessed through, Sierra Wireless’ website is not intended to be incorporated into this proxy statement/prospectus. For additional information about Sierra Wireless, see the section entitled “Where You Can Find Additional Information.”

Wireless Acquisition Sub, Inc. (“Merger Sub”)

c/o Sierra Wireless Inc.

13811 Wireless Way, Richmond

British Columbia, Canada V6V 3A4

(604) 231-1100

Merger Sub is a Delaware corporation and a direct, wholly-owned subsidiary of Sierra Wireless. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into Numerex. As a result, Numerex will survive the merger as a direct, wholly-owned subsidiary of Sierra Wireless. Upon completion of the merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive offices are located at 13811 Wireless Way, Richmond, British Columbia, Canada V6V 3A4, and its telephone number is 1-604-231-1100.

Numerex Corp.

400 Interstate Parkway, Suite 1350

Atlanta, GA

1-770-693-5950

Numerex is a corporation organized under the laws of the Commonwealth of Pennsylvania. Numerex is a single source, leading provider of managed enterprise solutions enabling the IoT. Numerex empowers enterprise operations with world-class, managed IoT solutions that are simple, innovative, scalable and secure. Numerex’s core strategy is to generate long term and sustainable recurring revenue through a portfolio of managed, end-to-end IoT solutions which are generally sold on a subscription basis and built on its horizontal, integrated platform. Numerex’s solutions incorporate the key IoT building blocks — Device, Network, Application and Platform. Numerex’s solutions also simplify the implementation and improve the speed to market for enterprise users in select, targeted verticals in the asset monitoring and optimization, asset tracking, and safety and security markets.

Numerex is a public company trading on the Nasdaq under the ticker symbol “NMRX.” Numerex’s principal executive offices are located at 400 Interstate Parkway, Suite 1350, Atlanta, Georgia, and its telephone number is 1-770-693-5950.

Additional information about Numerex can be found on its website at http://www.numerex.com. The information contained in, or that can be accessed through, Numerex’s website is not intended to be incorporated into this proxy statement/prospectus. For additional information about Numerex, see the section entitled “Where You Can Find Additional Information.”

Risk Factors (page 21)

The merger and an investment in Sierra Wireless common shares involve risks, some of which are related to the merger. In considering the merger, you should carefully consider the information about these risks set forth under the section entitled “Risk Factors,” together with the other information included or incorporated by reference in this proxy statement/prospectus.

The Merger and the Merger Agreement (page 70)

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, Merger Sub, a direct, wholly-owned subsidiary of Sierra Wireless, will merge with and into Numerex. As a result, Numerex will continue as the surviving corporation in the merger, become a direct, wholly-owned subsidiary of Sierra Wireless and cease to be a publicly traded company. The terms and conditions of the merger are contained in the merger agreement, which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement carefully, as it is the legal document that governs the merger. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement.

Merger Consideration (page 31)

Upon the terms and subject to the conditions set forth in the merger agreement, if the merger is completed, each share of Numerex common stock issued and outstanding immediately prior to the effective time (other than shares of Numerex common stock owned directly by Sierra Wireless, Numerex or any of their respective subsidiaries) will be converted into, and become exchangeable for, 0.1800 of a validly issued, fully paid and non-assessable Sierra Wireless common share. For a full description of the treatment of Numerex stock options, stock appreciation rights, restricted stock units and warrants, see the sections entitled “The Merger Agreement—Treatment of Numerex Equity Awards” and “The Merger Agreement—Merger Consideration.”

Numerex Board of Directors’ Recommendation (page 42)

After careful evaluation of the merger agreement and the transactions contemplated thereby, at a special meeting of the Numerex board of directors, the Numerex board of directors unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement were fair to, and in the best interests of, Numerex and its stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, (iii) directed that the merger agreement be submitted to a vote at a meeting of Numerex stockholders and (iv) resolved, subject to the terms of the merger agreement, to recommend that Numerex stockholders vote to approve and adopt the merger agreement.

The Numerex board of directors recommends that Numerex stockholders vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal. For the factors considered by the Numerex board of directors in reaching this decision, see the section entitled “The Merger Proposal—Numerex’s Reasons for the Merger; Recommendation of the Numerex Board of Directors.”

Comparative Per Share Market Price Information (page 18)

The following table presents the closing price per share of Sierra Wireless common shares on the Nasdaq GM and the TSX and the closing price per share of Numerex common stock on the Nasdaq on (a) August 1, 2017, the last full trading day prior to the public announcement of the merger agreement, and (b) [•], 2017, the last practicable trading day prior to the mailing of this proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of Numerex common stock, which was calculated by multiplying the closing price of Sierra Wireless common shares on the Nasdaq GM on those dates by the exchange ratio.

Date	Sierra Wireless common shares Nasdaq GM	Sierra Wireless common shares TSX	Numerex common stock Nasdaq	Equivalent value of merger consideration per share of Numerex common stock based on price of Sierra Wireless common shares on Nasdaq GM
	(US$)	(C$)	(US$)	(US$)
August 1, 2017	29.65	37.21	4.80	5.34
[•], 2017	[•]	[•]	[•]	[•]

Opinion of Numerex’s Financial Advisor (page 45)

Opinion of Deutsche Bank

At the August 2, 2017 meeting of the Numerex board of directors, Deutsche Bank, financial advisor to Numerex, rendered its oral opinion to the Numerex board of directors, confirmed by delivery of a written opinion dated August 2, 2017, to the effect that as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection therewith, as described in Deutsche Bank’s opinion, the exchange ratio of 0.1800 of a Sierra Wireless common share per share of Numerex common stock was fair, from a financial point of view, to the holders of Numerex common stock (other than Sierra Wireless and its affiliates).

The full text of Deutsche Bank’s written opinion, dated August 2, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection with the opinion, is attached to this proxy statement as Annex B and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and for the use and benefit of, the Numerex board of directors in connection with and for the purpose of its evaluation of the merger. Deutsche Bank’s opinion does not constitute a recommendation as to how any holder of Numerex common stock should vote with respect to the merger or any related matter. Deutsche Bank’s opinion was limited solely to the fairness of the exchange ratio from a financial point of view, to the holders of outstanding Numerex common stock (other than Sierra Wireless and its affiliates), and Deutsche Bank did not express any opinion as to the underlying decision by Numerex to engage in the merger or the relative merits of the merger as compared to any alternative transactions or business strategies.

The Special Meeting (page 27)

Date, Time and Place of the Special Meeting

The special meeting will be held at 10:00 am, Eastern Time, on December 6, 2017, at the Atlanta Marriott Northwest at Galleria, 200 Interstate North Parkway SE, Atlanta, Georgia.

Record Date and Outstanding Shares of Numerex Common Stock

Only Numerex stockholders of record as of the close of business on October 19, 2017, which is the record date, will be entitled to receive notice of, and to vote at, the special meeting or at any adjournment or postponement thereof.

As of the close of business on the record date, there were 19,675,286 shares of Numerex common stock issued and outstanding and entitled to notice of, and to vote at, the special meeting. Each Numerex stockholder is entitled to one vote for each share of Numerex common stock owned as of the record date.

A complete list of Numerex stockholders entitled to vote at the special meeting will be available for inspection by any stockholder, for any purpose germane to the special meeting, during the duration of the special meeting.

Quorum

A majority of the shares entitled to vote must be present in person or by proxy at the special meeting in order to constitute a quorum. If you submit a properly executed proxy card or vote by telephone or the Internet, your shares will be considered part of the quorum.

Abstentions will be deemed present and entitled to vote at the special meeting for the purpose of determining the presence of a quorum. Numerex common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the bank, broker or other nominee, and Numerex common stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present at the special meeting for the purpose of determining the presence of a quorum.

If a quorum is not present or if there are not sufficient votes for the approval of the merger proposal, then, subject to approval of the adjournment proposal by Numerex stockholders, Numerex expects that the special meeting will be adjourned to solicit additional proxies. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the special meeting, except for any proxies that have been validly revoked or withdrawn prior to the reconvened meeting.

Pursuant to the terms of voting agreements between Sierra Wireless and certain stockholders of Numerex who beneficially own approximately 27.2% of Numerex’s outstanding common stock, such Numerex stockholders have agreed to vote in favor of adopting the merger agreement and against any proposal that would reasonably be expected to delay the completion of the merger. For more information, see the section entitled “The Voting Agreements.”

Required Vote to Approve the Merger Proposal

Approval of the merger proposal requires the affirmative vote of a majority of the votes cast by the holders of Numerex common stock that are present at the special meeting in person or by proxy and are entitled to vote at the special meeting. If you do not vote your Numerex common stock, abstain from voting or fail to instruct your bank, broker or other nominee to vote on the merger proposal, it will have no effect on the outcome of the merger proposal, assuming that a quorum is otherwise present.

Required Vote to Approve the Advisory Compensation Proposal

Approval, on an advisory (non-binding) basis, of the advisory compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of Numerex common stock entitled to vote at the special meeting. If you abstain from voting or submit an instruction to your bank, broker or other nominee that fails to vote “FOR” the advisory compensation proposal, it will have no effect on the outcome of the advisory compensation proposal, assuming that a quorum is otherwise present. The vote on the advisory compensation proposal will not be binding on Sierra Wireless, Numerex, the Numerex board of directors or any of its committees.

Required Vote to Approve the Adjournment Proposal

Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the votes cast by the holders of Numerex common stock that are entitled to vote at the special meeting. If you abstain from voting or submit an instruction to your bank, broker or other nominee that fails to vote “FOR” the adjournment proposal, it will have no effect on the outcome of the adjournment proposal, assuming that a quorum is otherwise present.

Voting by Directors and Executive Officers

As of the record date, Numerex directors and executive officers had the right to vote approximately 2,569,210 shares of Numerex common stock, representing approximately 13.06% of the shares of Numerex common stock then outstanding and entitled to vote at the special meeting. It is expected that the Numerex directors and executive officers who are Numerex stockholders will vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal. Pursuant to the terms of the voting agreements, three of Numerex’s directors have agreed to vote in favor of adopting the merger agreement and against any proposal that would reasonably be expected to delay the completion of the merger. For more information, see the section entitled “The Voting Agreements.” As of the record date, Sierra Wireless directors and executive officers did not beneficially own any shares of Numerex common stock and therefore have no entitlement to vote at the special meeting.

Listing of Sierra Wireless Common Shares (page 53)

The completion of the merger is conditioned upon the approval for listing of Sierra Wireless common shares issuable pursuant to the merger agreement on the Nasdaq GM and the TSX, subject only to the provision of required documentation as is customary in the circumstances.

Delisting and Deregistration of Numerex Common Stock (page 54)

As promptly as practicable after the effective time (and in any event no more than ten (10) days after the effective time), Numerex common stock currently listed on the Nasdaq will cease to be listed on the Nasdaq and will be deregistered under the U.S. Exchange Act.

U.S. Federal Income Tax Consequences (page 58)

It is a condition to the completion of the merger that Numerex and Sierra Wireless each receive an opinion of their respective counsel to the effect that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is expected that the merger will not result in gain recognition to Numerex stockholders pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Sierra Wireless following the merger, such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8). However, neither Numerex nor Sierra Wireless intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge.

Assuming the merger qualifies for the Intended Tax Treatment, the U.S. federal income tax consequences to U.S. holders of Numerex common stock generally are as follows:

•	A U.S. holder of Numerex common stock receiving Sierra Wireless common shares in exchange for Numerex common stock pursuant to the merger will not recognize any gain or loss, except for any gain or loss that may result from the receipt by such holder of cash in lieu of fractional Sierra Wireless common shares.

•	A U.S. holder of Numerex common stock who receives cash in lieu of a fractional Sierra Wireless common share pursuant to the merger generally will be treated as having received such fractional share in the merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate tax basis in the Numerex common stock surrendered which is allocable to the fractional share.

You should read the section entitled “The Merger Proposal—U.S. Federal Income Tax Consequences” and consult your own tax advisors regarding the U.S. federal income tax consequences of the merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Certain Canadian Federal Income Tax Consequences of the Merger (page 61)

A Canadian Resident Holder (as defined in the section entitled “The Merger Proposal—Certain Canadian Federal Income Tax Consequences of the Merger”) who disposes of his, her or its Numerex common stock for Sierra Wireless common shares pursuant to the merger will generally realize a capital gain (or capital loss) for Canadian income tax purposes equal to the amount by which the fair market value of the Sierra Wireless common shares received (and any cash received in lieu of a fractional Sierra Wireless common share) exceeds (or is less than) the adjusted cost base of the Canadian Resident Holder’s Numerex common stock determined immediately before the disposition and any reasonable costs of disposition.

A Non-Canadian Resident Holder (as defined in the section entitled “The Merger Proposal—Certain Canadian Federal Income Tax Consequences of the Merger”) will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition of Numerex common stock pursuant to the merger, or on a subsequent disposition of Sierra Wireless common shares acquired in the merger, unless the relevant share is “taxable Canadian property,” and is not “treaty-protected property” (as those terms are defined in the Canadian Tax Act) of the Non-Canadian Resident Holder, at the time of the disposition.

For more information, see the section entitled “The Merger Proposal—Certain Canadian Federal Income Tax Consequences of the Merger.”

Accounting Treatment of the Merger (page 56)

In accordance with U.S. GAAP, Sierra Wireless will account for the merger using the acquisition method of accounting for business combinations. For a more detailed discussion of the accounting treatment of the merger, see the section entitled “The Merger Proposal—Accounting Treatment of the Merger.”

Treatment of Numerex Equity Awards and Warrants (page 72)

Options and Stock Appreciation Rights

At the effective time, each outstanding Numerex option and Numerex stock appreciation right (which we refer to as a “Numerex SAR”) that has an exercise price that is less than the product of (i) the exchange ratio and (ii) the volume weighted average price of a Sierra Wireless common share on the Nasdaq GM for the five trading days ending on the last trading day prior to the day on which the effective time occurs (such Numerex option or Numerex SAR, an “In-the-Money Option” or “In-the-Money SAR,” respectively), will become fully vested and will be automatically cancelled and extinguished in exchange for the right to receive, as soon as reasonably practicable after the effective time, a number of Sierra Wireless common shares for each such Numerex option and Numerex SAR determined by dividing (i) the excess of (x) the exchange ratio multiplied by the volume weighted average price of a Sierra Wireless common share on the Nasdaq GM for the five trading days ending on the last trading day prior to the day on which the effective time occurs minus (y) the per-share exercise price for the shares of Numerex common stock that would have been issuable upon exercise of such In-the-Money Option or In-the-Money SAR, as the case may be, by (ii) the volume weighted average price of a Sierra Wireless common share on the Nasdaq GM for the five trading days ending on the last trading day prior to the day on which the effective time occurs and rounding to the nearest ten-thousandth of a share. Each Numerex option and Numerex SAR that is not an In-the-Money Option or In-the-Money SAR, as applicable, whether vested or unvested, will automatically be cancelled and extinguished and will cease to represent the right to acquire shares of Numerex common stock, without any payment of any consideration therefor.

Restricted Stock Units

At the effective time, each outstanding restricted stock unit denominated in Numerex common stock (which we refer to as a “Numerex RSU”) whether vested or unvested, will automatically vest in full and any restrictions thereon will lapse. Each Numerex RSU shall be cancelled and the holder of a Numerex RSU will be entitled to receive, as promptly as practicable (but no later than 15 calendar days) following the effective time, (i) a number of shares of Sierra Wireless common shares equal to 0.1800 multiplied by the number of shares of Numerex common stock represented by each such Numerex RSU and (ii) any accrued but unpaid dividends with respect to any Numerex RSU.

Warrants

Not less than seven business days prior to the closing of the merger, Numerex will provide written notice to all holders of each outstanding unexercised Numerex warrant to purchase or otherwise acquire shares of Numerex common stock (each, a “Numerex Warrant”), which notice shall include such reasonable information as a holder of a Numerex Warrant may reasonably require regarding the treatment of a Numerex Warrant in connection with the closing of the merger and which notice shall otherwise be provided in accordance with the terms of each applicable Numerex Warrant agreement. If, upon receiving notice of the closing of the merger, a holder of a Numerex Warrant exercises its Numerex Warrant in accordance with its terms, then its Numerex Warrant will be (i) deemed exercised immediately prior to and contingent upon the closing of the merger and (ii) cancelled and the holder thereof will be entitled to receive, as promptly as practicable (but no later than 15 calendar days) following the effective time, in consideration of the exercise and cancellation of such Numerex Warrant and in settlement therefor, in lieu of the Numerex common stock immediately issuable upon exercise of the Numerex Warrant, the number of Sierra Wireless common shares equal to the exchange ratio multiplied by the number of shares of Numerex common stock issuable upon the exercise of such Numerex Warrant had the Numerex Warrant been exercised immediately prior to the consummation of the merger. If, upon receiving notice of the closing of the merger, a holder does not exercise its Numerex Warrant in accordance with its terms, then such Numerex Warrant will (i) expire immediately prior to the consummation of the merger and (ii) cease to represent the right to acquire shares of Numerex common stock, without any payment of any consideration therefor.

With regard to the warrant issued to HCP-FVF, LLC (which we refer to as “Hale Capital”) on June 7, 2017, entitling the holder thereof to purchase up to 895,944 shares of Numerex common stock (which we refer to as the “Hale Warrant”), Numerex, Sierra Wireless and Hale Capital have entered into an agreement, dated August 2, 2017 (which we refer to as the “Hale Agreement”), under which and in accordance with the terms of the Hale Warrant, Numerex will purchase the Hale Warrant from Hale Capital for the amount of $4,000,000, following which the Hale Warrant will be cancelled.

For a description of the treatment of Numerex equity awards, see the section entitled “The Merger Agreement—Treatment of Numerex Equity Awards.”

Regulatory Approvals Required for the Merger (page 57)

To complete the merger, Numerex and Sierra Wireless must make certain filings, submissions and notices to obtain required authorizations, approvals, consents or expiration or termination of waiting periods from U.S. governmental and regulatory bodies, including antitrust and other regulatory authorities. Numerex and Sierra Wireless are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the merger other than those described in the section entitled “The Merger Proposal—Regulatory Approvals Required for the Merger.”

Completion of the merger is subject to antitrust review in the United States. Under the HSR Act and the rules promulgated thereunder, the merger cannot be completed until the parties to the merger agreement have given notification and furnished information to the Federal Trade Commission (which we refer to as the “FTC”) and the Antitrust Division of the U.S. Department of Justice (which we refer to as the “DOJ”) and until the applicable waiting period (or any extension of the waiting period) has expired or has been terminated.

Numerex and Sierra Wireless each filed a Pre-merger Notification and Report Form pursuant to the HSR Act with the DOJ and FTC on September 22, 2017. On October 23, 2017, the merger was granted early termination of the waiting period pursuant to the HSR Act.

The merger agreement requires Numerex and Sierra Wireless to cooperate and use commercially reasonable efforts to obtain all consents and approvals of governmental entities required to be obtained for consummation of the merger.

Although Numerex and Sierra Wireless believe that they will receive the required authorizations and approvals described above to complete the merger, there can be no assurance as to the timing of these consents and approvals, Sierra Wireless’ or Numerex’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals that may otherwise become necessary), or the conditions or limitations that such approvals may contain or impose.

Absence of Appraisal or Dissenters’ Rights (page 57)

Appraisal or dissenters’ rights are statutory rights that enable stockholders to object to an extraordinary transaction, such as a merger, and to demand that the corporation pay such dissenting stockholders the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the merger consideration offered to stockholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances and exceptions to those rights are set forth in the PBCL.

Under Section 1571 of the PBCL, stockholders of a corporation are not entitled to exercise dissenters’ rights if, on the record date fixed to determine stockholders entitled to receive notice of and to vote at the meeting of Numerex stockholders, shares of the corporation are either listed on a national securities exchange or held beneficially or of record by more than 2,000 people. Because Numerex’s common stock is listed on the Nasdaq, a national securities exchange, holders of Numerex common stock will not be entitled to exercise dissenters’ rights under the PBCL in connection with the merger.

If the merger agreement is adopted and the merger is completed, holders of Numerex common stock who voted against the adoption of the merger agreement will be treated the same as holders who voted for the adoption of the merger agreement and their shares will automatically be converted into the right to receive the merger consideration.

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page 84)

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of the following mutual conditions:

•	adoption of the merger agreement by Numerex stockholders;

•	approval of the Sierra Wireless common shares to be issued in the merger for listing on the Nasdaq GM and the TSX, subject only to the provision of required documentation as is customary in the circumstances;

•	expiration or early termination of the waiting period applicable to the completion of the merger under the HSR Act, which was provided on October 23, 2017;

•	the absence of any court or other governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any injunction, order, judgment or law that is in effect and enjoins, makes illegal or otherwise prohibits completion of the merger;

•	the absence of any governmental entity having instituted any pending legal proceeding, action, claim or litigation before any governmental entity of competent jurisdiction seeking to restrain, enjoin or prohibit the completion of the merger; and

•	the registration statement, of which this proxy statement/prospectus forms a part, having been declared effective in accordance with the provisions of the U.S. Securities Act, no stop order suspending the effectiveness of the registration statement having been issued, and no proceedings for that purpose having been commenced by the SEC, unless subsequently withdrawn.

The obligations of Sierra Wireless and Merger Sub to complete the merger are subject to the satisfaction or waiver of further conditions, including:

•	the accuracy of the representations and warranties of Numerex contained in the merger agreement as of the date of the merger agreement and as of the closing date (other than representations that by their terms speak specifically as of another date), subject to the materiality standards provided in the merger agreement;

•	Numerex having performed in all material respects the obligations required to be performed by it under the merger agreement at or prior to the closing;

•	Sierra Wireless’s receipt of a certificate signed on behalf of Numerex by an executive officer of Numerex, certifying that the conditions set forth in the two bullets directly above have been satisfied;

•	since the merger agreement, no material adverse effect on Numerex having occurred; and

•	Sierra Wireless will have received an opinion of PricewaterhouseCoopers or a nationally-recognized law firm experienced in such matters, dated as of the closing date, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligation of Numerex to complete the merger is subject to the satisfaction or waiver of further conditions, including:

•	the accuracy of the representations and warranties of Sierra Wireless contained in the merger agreement as of the date of the merger agreement and as of the closing date (other than representations that by their terms speak specifically as of another date), subject to the materiality standards provided in the merger agreement;

•	Sierra Wireless having performed in all material respects the obligations required to be performed by it under the merger agreement at or prior to the closing;

•	Numerex’s receipt of a certificate signed on behalf of Sierra Wireless by an executive officer of Sierra Wireless, certifying that the conditions set forth in the three bullets directly above have been satisfied;

•	since the merger agreement, no material adverse effect on Sierra Wireless having occurred; and

•	Numerex will have received an opinion of Arnold & Porter Kaye Scholer LLP or another nationally-recognized law firm experienced in such matters, dated as of the closing date, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

No Solicitation (page 78)

The merger agreement generally restricts Numerex’s ability to: (i) initiate, solicit, encourage, knowingly facilitate or induce the making of any inquiry, proposal or offer that would constitute, or would reasonably be expected to lead to, an “acquisition proposal” (as defined in the section entitled “The Merger Agreement—No Solicitation”); (ii) engage in, continue or otherwise participate in any communications or negotiations relating to any acquisition proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (other than to state that the terms of the merger agreement prohibit such communications); or (iii) provide any non-public information relating to Numerex or its subsidiaries to any person in connection with any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal.

However, under certain circumstances specified in the merger agreement, Numerex is permitted to furnish information with respect to it and its subsidiaries to third parties and enter into discussions with such third parties in response to unsolicited acquisition proposals if, prior to taking such action, Numerex’s board of directors determines in good faith, after consultation with its outside legal and financial advisors of national standing, that (i) such acquisition proposal either constitutes a “superior proposal” (as defined in the section entitled “The Merger Agreement—No Solicitation”) or could reasonably be expected to lead to a superior proposal and (ii) the failure to take such action would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable law.

For further information, including what constitutes an “acquisition proposal” and a “superior proposal,” see the section entitled “The Merger Agreement—No Solicitation.”

Termination of the Merger Agreement (page 85)

Subject to conditions and circumstances described in the merger agreement, the merger agreement may be terminated as follows:

•	by mutual written consent of Numerex and Sierra Wireless;

•	by either Numerex or Sierra Wireless if the merger is not completed by April 1, 2018, subject to extension until August 1, 2018 in specified circumstances;

•	by either Numerex or Sierra Wireless if the “requisite Numerex stockholder vote” (i.e., the adoption of the merger agreement by the holders of a majority of the votes cast by the holders of Numerex common stock entitled to vote at the special meeting) is not obtained;

•	by either Numerex or Sierra Wireless if a governmental entity that must grant an approval in connection with the merger issues a final and non-appealable denial;

•	by either Numerex or Sierra Wireless if a governmental entity of competent jurisdiction issues an injunction permanently restraining or enjoining the completion of the merger;

•	by Sierra Wireless if: (i) Numerex breaches any of its representations or warranties or fails to perform any of the covenants or agreements under the merger agreement, and such breach or failure to perform (a) would give rise to the failure of a closing condition and (b) is incapable of being cured prior to the outside date or is not cured within 45 days after the giving of notice thereof by Sierra Wireless, or (ii) prior to the time the requisite Numerex stockholder vote is obtained, the Numerex board of directors fails to include the Numerex board recommendation in this proxy statement/prospectus that is filed and mailed to the Numerex stockholders, makes a change of recommendation, or fails to recommend, within ten (10) business days after the commencement of a tender or exchange offer by a third party for outstanding shares of Numerex common stock, against acceptance of such tender or exchange offer; or

•	by Numerex if: (i) Sierra Wireless or Merger Sub breaches any of its representations or warranties or fails to perform any of the covenants or agreements under the merger agreement, and such breach or failure to perform (a) would give rise to the failure of a closing condition and (b) is incapable of being cured prior to the outside date or is not cured within 45 days after the giving of notice thereof by Numerex, or (ii) prior to the time the requisite Numerex stockholder vote is obtained, Numerex terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal.

Subject to a limited number or circumstances prescribed in the merger agreement, Numerex and Sierra Wireless will be responsible for their own expenses relating to the merger. If, among other conditions described in the merger agreement, prior to the Numerex stockholder approval of the merger having been obtained, either Numerex terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal, or Sierra Wireless terminates the merger agreement after an adverse recommendation change by the

Numerex board of directors, then Numerex shall pay to Sierra Wireless a termination fee of approximately $4,012,500.

Your Rights as a Sierra Wireless Shareholder Will Be Different from Your Rights as a Numerex Stockholder (page 105)

Under the terms of the merger agreement, if the merger is completed, each share of Numerex common stock (other than shares of Numerex common stock owned directly by Sierra Wireless, Numerex or any of their respective subsidiaries) issued and outstanding immediately prior to the effective time will be converted into the right to receive the merger consideration, consisting of 0.1800 of a validly issued, fully paid and non-assessable Sierra Wireless common share. As a result, Numerex stockholders will become Sierra Wireless shareholders and, as such, their rights will be governed principally by the Canada Corporations Act, and Sierra Wireless’ articles of continuance and by-laws, each as amended. These rights differ from the existing rights of Numerex stockholders, which are governed principally by Pennsylvania law and Numerex’s articles of incorporation and by-laws. For a summary of the material differences between the rights of Sierra Wireless shareholders and the existing rights of Numerex stockholders, see the section entitled “Comparison of Rights of Sierra Wireless Shareholders and Numerex Stockholders.”

Interests of Numerex’s Directors and Executive Officers in the Merger (page 54)

In considering the recommendation of the Numerex board of directors with respect to the merger agreement, you should be aware that Numerex’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Numerex’s stockholders generally. Interests of directors and executive officers that may differ from or be in addition to the interests of Numerex’s stockholders generally include:

•	Numerex’s executive officers are parties to change in control agreements with Numerex that provide for severance benefits in the event of certain qualifying terminations of employment in connection with or following the merger.

•	Under the terms of Numerex’s equity plans, the vesting schedule of equity awards granted to executive officers will be accelerated at the effective time of the merger.

•	Numerex’s directors and executive officers are entitled to continued indemnification and insurance coverage, for a period of six years following the effective time, under the merger agreement.

These interests are discussed in more detail in the section entitled “The Merger Proposal—Interests of Numerex’s Directors and Executive Officers in the Merger.” The Numerex board of directors was aware of the different or additional interests described herein and considered these interests along with other matters in approving and adopting the merger agreement.

The Voting Agreements (page 89)

In connection with the merger agreement, Sierra Wireless entered into certain voting agreements with Gwynedd Resources, Ltd.; Viex Opportunities Fund, LP – Series One; Viex Special Opportunities Fund II, LP; Viex Special Opportunities Fund III, LP; Viex GP, LLC; Viex Special Opportunities GP II, LLC; Viex Special Opportunities GP III, LLC; Viex Capital Advisors, LLC; Eric Singer; Tony G. Holcombe; Stratton J. Nicolaides; and Andrew J. Ryan, each a Numerex stockholder (which we refer to collectively as the “Holders”), dated as of August 2, 2017. As of the date of each voting agreements, the Holders had the sole voting and sole dispositive power with respect to 5,354,097 common stock of Numerex (which we refer to as the “Voting Shares”), which constituted approximately 27.2% of the outstanding common stock of Numerex as of the date of this proxy statement/prospectus.

Subject to the terms of the voting agreements, each Holder has agreed to, among other things, (i) cause all of the Voting Shares to approve and adopt the merger agreement and merger and (ii) to cause all of the Voting Shares to vote against any acquisition proposal or any other action, agreement or transaction that would be reasonably expected to impede or delay the merger. By entering into the voting agreements, the Holders also agreed to revoke any and all previous proxies or powers of attorney granted with respect to the Voting Shares and appoint Sierra Wireless as such proxy and attorney-in-fact. Notwithstanding the foregoing, the voting requirements and the related proxies provided pursuant to the voting agreements will be suspended in the event of, and for so long as, the board of directors of Numerex should for any reason not recommend that stockholders vote in favor of the merger.

The voting agreements generally will terminate upon, among other things, (i) termination of the merger agreement, (ii) if Numerex should enter into a definitive agreement with respect to a “superior proposal” (as defined in the section entitled “The Merger Agreement—No Solicitation”), (iii) once Numerex stockholder approval of the merger has been obtained or (iv) upon any change to the terms of the merger agreement that decreases the amount or changes the form of consideration received by Numerex stockholders in the merger. Upon termination of the voting agreements, subject to certain exceptions, no party shall have any further obligations or liabilities under such agreement, except that Viex Opportunities Fund, LP – Series One and certain of its affiliates agreed to certain post-merger restrictions with respect to Sierra Wireless and its securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

From time to time, Sierra Wireless and Numerex make written or oral forward-looking statements within the meaning of certain securities laws (which we refer to as “forward-looking statements”), including the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. This proxy statement/prospectus, including information incorporated by reference into this proxy statement/prospectus, may contain forward-looking statements, including, for example, but not limited to, statements about management expectations, business outlook for the short and longer term and statements regarding strategy, plans for future operating performance, and other similar matters. Forward-looking statements are not statements of historical facts and represent only Sierra Wireless’ or Numerex’s beliefs regarding future performance, which is inherently uncertain. Forward-looking statements are provided to help you understand Sierra Wireless’ or Numerex’s views of its short and longer term plans, expectations and prospects. Sierra Wireless and Numerex caution you that forward-looking statements may not be appropriate for other purposes. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects,” “is expected,” “anticipates,” “believes,” “plans,” “projects,” “forecasts,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “possible” or variations thereof or stating that certain actions, events, conditions or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent Sierra Wireless’ and Numerex’s current views and may change significantly.

By their very nature, forward-looking statements require Sierra Wireless and Numerex to make assumptions and are subject to inherent risks and uncertainties that give rise to the possibility that Sierra Wireless’ or Numerex’s predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that Sierra Wireless’ or Numerex’s assumptions may not be correct and that Sierra Wireless’ or Numerex’s objectives, strategic goals and priorities will not be achieved. Numerex and Sierra Wireless caution readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the merger does not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; that Numerex and Sierra Wireless may be required to modify the terms and conditions of the merger agreement to achieve regulatory or stockholder or shareholder approval, or that the anticipated benefits of the merger are not realized as a result of such things as the strength or weakness of the economy and competitive factors in the areas where Numerex and Sierra Wireless do business; general business and economic conditions in Canada, the United States and other countries in which Numerex or Sierra Wireless conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of competition in the markets in which Numerex or Sierra Wireless operate; the impact of changes in the laws and regulations regulating communications devices or affecting domestic and foreign operations; judicial or regulatory judgments and legal proceedings; ability to successfully integrate the two companies; success in retaining the services of executives, key personnel and other employees that the combined company needs to realize all of the anticipated benefits of the merger; the risk that expected synergies and benefits of the merger will not be realized within the expected time frame or at all; reputational risks; the outcome of various litigation and proceedings in which Sierra Wireless or Numerex are involved and the adequacy of reserves maintained therefor; and other factors that may affect future results of Numerex or Sierra Wireless, including the timely development and introduction of new products and services, changes in tax laws, technological changes, and adverse developments in general market, business, economic, labor, regulatory and political conditions.

Numerex and Sierra Wireless caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect the completion of the merger and the future results of Numerex or Sierra Wireless. The forward-looking statements speak only as of the date of this proxy statement/prospectus, in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference into this proxy statement/prospectus, in the case of forward-looking statements made in those incorporated documents. When relying on Sierra Wireless’ or Numerex’s forward-looking statements to make decisions with respect to Sierra Wireless and Numerex, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by applicable law or regulation, each of Numerex and Sierra Wireless do not undertake to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

For additional information about factors that could cause Sierra Wireless’ and Numerex’s results to differ materially from those described in the forward-looking statements, please see the section entitled “Risk Factors” as well as in the reports that Numerex and Sierra Wireless have filed or furnished with or to the SEC and SEDAR, as applicable, described in the section entitled “Where You Can Find Additional Information.”

All written or oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Sierra Wireless, Numerex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NUMEREX

The following selected historical consolidated financial data prepared in accordance with U.S. GAAP is derived from Numerex’s audited consolidated financial statements for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 and unaudited consolidated financial statements for the six months ended June 30, 2016 and 2017. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Numerex and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Numerex’s Annual Report on Form 10-K (as amended) for the fiscal year ended December 31, 2016 and quarterly report on Form 10-Q for the six months ended June 30, 2017 that Numerex previously filed with the SEC and that are incorporated by reference into this proxy statement/prospectus. The selected historical financial data of Numerex as of December 31, 2012, 2013 and 2014, and for the years ended December 31, 2012, 2013 and 2014 have been derived from Numerex’s audited consolidated financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Where You Can Find Additional Information.”

	For the Year Ended December 31,					For the six Months Ended June 30,
(U.S. dollars in thousands; except per-share amounts)	2012	2013	2014	2015	2016	2016	2017
Statements of Operations Data
Net Revenues	65,032	77,832	93,869	89,450	70,645	35,656	30,366
Operating income (loss)	2,967	(419)	2,115	(8,583)	(22,802)	(9,834)	(3,683)
Income (loss) from continuing operations	7,033	1,965	2,236	(19,157)	(24,320)	(10,616)	(7,101)
Net income (loss)	7,165	585	1,744	(19,157)	(24,320)	(10,616)	(7,101)
Common Stock Data
Earnings (loss) per share from continuing operations
Basic	0.46	0.11	0.12	(1.00)	(1.25)	(0.55)	(0.36)
Diluted	0.44	0.10	0.12	(1.00)	(1.25)	(0.55)	(0.36)
Earnings (loss) per share
Basic	0.46	0.03	0.09	(1.00)	(1.25)	(0.55)	(0.36)
Diluted	0.45	0.03	0.09	(1.00)	(1.25)	(0.55)	(0.36)
Dividends per share	—	—	—	—	—	—	—

	As at December 31,					As at June 30,
(U.S. dollars in thousands)	2012	2013	2014	2015	2016	2016	2017
Balance Sheet
Total assets	72,147	101,290	130,943	111,187	91,478	101,037	83,463
Long-term debt including capital leases, less current maturities	6,008	623	19,350	15,309	15,682 [1]	17,066 [2]	10,937 [3]

[1]	Net of deferred financing costs.
[2]	Net of debt issuance costs
[3]	Net of debt issuance costs

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SIERRA WIRELESS

The following selected historical consolidated financial data prepared in accordance with U.S. GAAP is derived from Sierra Wireless’ audited consolidated financial statements for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 and unaudited consolidated financial statements for the six months ended June 30, 2016 and 2017. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Sierra Wireless and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Sierra Wireless’ Annual Report on Form 40-F for the fiscal year ended December 31, 2016 and Sierra Wireless’ unaudited interim condensed consolidated financial statements and related notes included in exhibits to Sierra Wireless’ report on Form 6-K furnished to the SEC for the six months ended June 30, 2017 on August 10, 2017, each of which is incorporated by reference into this proxy statement/prospectus. The selected historical financial data of Sierra Wireless for the years ended December 31, 2012, 2013 and 2014 have been derived from Sierra Wireless’ audited consolidated financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Where You Can Find Additional Information.”

	For the Year Ended December 31,					For the Six Months Ended June 30,
Consolidated Statements of Earnings Data	2012	2013	2014	2015	2016	2016	2017
(thousands of U.S. dollars; except per share amounts)
Revenue	397,321	441,860	548,523	607,798	615,607	299,026	335,303
Net Earnings/(loss) from continuing operations	(4,202)	(15,550)	(16,853)	(2,674)	15,385	1,436	6,438
Earnings/(loss)	27,199	55,038	(16,853)	(2,674)	15,385	1,436	6,438
Basic and diluted earnings/(loss) per common share attributable to Sierra Wireless common shareholders
Continuing Operations	(0.14)	(0.50)	(0.53)	(0.08)	0.48	0.04	0.20
Discontinued Operations	1.02	2.29	—	—	—	—	—

	0.88	1.79	(0.53)	(0.08)	0.48	0.04	0.20
Dividends declared per share	—	—	—	—	—	—	—

	As at December 31,					As at June 30,
Consolidated Balance Sheet Data	2012	2013	2014	2015	2016	2016	2017
(thousands of U.S. dollars; expect share amounts)
Total Assets	464,763	512,000	515,364	546,332	578,459	549,830	591,491
Total Long-term obligation(1)	26,526	21,550	26,608	44,353	32,654	46,703	34,018
Net assets(2)	298,056	362,996	356,862	358,296	361,584	354,974	381,819
Share Capital
Preference shares	—	—	—	—	—	—	—
Common shares	30,592,423	31,097,844	31,868,541	32,337,201	31,859,960	32,035,149	32,185,123

(1)	Excludes current maturities and deferred income tax. Stated as “Long-Term Obligations” in the financial statements; composed of accrued royalty obligations and other obligations.
(2)	Defined as Total Assets minus Total Liabilities.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting for business combinations under U.S. GAAP, with Sierra Wireless being the accounting and legal acquirer. The following information should be read in conjunction with the respective audited consolidated financial statements of Numerex and Sierra Wireless for the year ended December 31, 2016, including the respective notes thereto, and the respective unaudited consolidated financial statements of Numerex and Sierra Wireless for the six months ended June 30, 2017, which are incorporated by reference into this proxy statement/prospectus.

The selected unaudited pro forma condensed combined statements of earnings for the six months ended June 30, 2017 and for the year ended December 31, 2016 have been prepared to give effect to the merger as if it occurred on January 1, 2016. The selected unaudited pro forma condensed combined statement of financial position as at June 30, 2017 has been prepared to give effect to the merger as if it had occurred on June 30, 2017.

The selected pro forma condensed combined financial data, which is preliminary in nature, has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of the combined company and the accompanying notes appearing in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined financial statements have been presented in accordance with SEC Regulation S-X Article 11 for illustrative purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial data does not purport to project the future financial position or operating results of the combined company.

Unaudited Pro Forma Condensed Combined Statement of Earnings	For the Six Months Ended June 30, 2017	For the Year Ended December 31, 2016
(thousands of U.S. dollars; except per share amounts)
Revenue	365,669	686,252
Earnings before taxes(1)	2,542	(6,107)
Earnings/(loss)	3,071	(6,684)
Earnings/(loss) attributable to Sierra Wireless common shareholders	3,071	(6,684)
Earnings/(loss) per common share attributable to Sierra Wireless common shareholders	0.09	(0.19)
Diluted earnings/(loss) per common share attributable to Sierra Wireless common shareholders	0.08	(0.19)

Unaudited Pro Forma Condensed Combined Statement of Financial Position	As at June 30, 2017
(thousands of U.S. dollars; number of shares in thousands)
Total Assets	687,523
Total Long-term obligations(1)	35,994
Net assets	452,653
Share Capital
Preference shares	—
Common shares	426,486
Number of common shares outstanding	35,786

(1)	Excludes current maturities and deferred income tax.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Sierra Wireless common shares are currently listed on the Nasdaq GM and the TSX under the ticker symbols “SWIR” and “SW,” respectively, and Numerex common stock is currently listed on the Nasdaq under the ticker symbol “NMRX.”

The table below sets forth, for the periods indicated, the per share high and low sales prices for Sierra Wireless common shares as reported on the Nasdaq GM and the TSX and for Numerex common stock as reported on the Nasdaq. Numbers have been rounded to the nearest whole cent.

	Sierra Wireless Common Shares Nasdaq GM		Sierra Wireless Common Shares TSX		Numerex Common Stock Nasdaq
	High	Low	High	Low	High	Low
	(in US$)		(in C$)		(in US$)
Annual information for the past five calendar years
2016	20.28	9.69	26.50	13.57	9.01	5.17
2015	48.30	14.06	56.95	18.72	12.31	5.91
2014	49.13	16.98	56.91	18.48	15.98	9.70
2013	24.25	7.63	25.76	7.47	13.99	8.85
2012	9.83	6.70	9.98	6.41	13.65	7.75
Quarterly information for the past two years and subsequent quarters 2017
Fourth Quarter (through October 19)	23.05	21.30	28.93	26.71	4.09	3.80
Third Quarter	31.40	20.85	39.50	25.80	5.08	3.68
Second Quarter	31.95	24.30	43.16	32.92	6.38	3.86
First Quarter	30.60	15.65	40.85	20.98	7.88	4.30
2016
Fourth Quarter	16.75	12.30	22.47	16.47	9.01	6.65
Third Quarter	18.34	13.50	24.20	17.79	8.36	6.49
Second Quarter	20.28	13.75	26.50	18.16	8.37	5.96
First Quarter	16.19	9.69	22.55	13.57	7.34	5.17
2015
Fourth Quarter	25.94	14.06	34.06	18.72	9.25	5.91
Third Quarter	27.07	18.81	35.00	25.08	9.50	7.79
Second Quarter	39.07	24.31	48.34	30.12	12.31	8.16
First Quarter	48.30	31.40	56.95	39.03	11.60	10.01

The above table shows only historical data. The data may not provide meaningful information to Numerex stockholders in determining whether to adopt the merger agreement. Numerex stockholders are urged to obtain current market quotations for Numerex common stock and Sierra Wireless common shares and to review carefully the other information contained in, or incorporated by reference into, this proxy statement/prospectus, when considering whether to adopt the merger agreement. For more information, see the section entitled “Where You Can Find Additional Information.”

The following table presents the closing price per share of Sierra Wireless common shares on the Nasdaq GM and the TSX and of Numerex common stock on the Nasdaq on (a) August 1, 2017, the last full trading day prior to the public announcement of the signing of the merger agreement, and (b) [•], 2017, the last practicable trading day prior to the mailing of this proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of Numerex common stock, which was calculated by multiplying the closing price of Sierra Wireless common shares on the Nasdaq GM on those dates by the exchange ratio.

Date	Sierra Wireless common shares Nasdaq GM	Sierra Wireless common shares TSX	Numerex common stock Nasdaq	Equivalent value of merger consideration per share of Numerex common stock based on price of Sierra Wireless common shares on Nasdaq GM
	(US$)	(C$)	(US$)	(US$)
August 1, 2017	29.65	37.21	4.80	5.34
[•], 2017	[•]	[•]	[•]	[•]

Numerex stockholders will not receive the merger consideration until the merger is completed, which may occur a substantial period of time after the special meeting, or not at all. There can be no assurance as to the trading prices of Numerex common stock or Sierra Wireless common shares at the time of the completion of the merger. The market prices of Numerex common stock and Sierra Wireless common shares are likely to fluctuate prior to completion of the merger and cannot be predicted. We urge you to obtain current market quotations for both Numerex common stock and Sierra Wireless common shares.

Since incorporation, neither Sierra Wireless or Numerex have paid any dividends relating to the Sierra Wireless common shares or the Numerex common stock, respectively. It is not anticipated that Sierra Wireless or Numerex will pay any dividends in the immediate or foreseeable future.

UNAUDITED HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

The following tables present, as of the dates and for the periods indicated, selected historical, pro forma and pro forma equivalent per share financial information for Sierra Wireless common shares and Numerex common stock. You should read this information in conjunction with, and the information is qualified in its entirety by (i) the consolidated financial statements of Sierra Wireless and notes thereto incorporated by reference into this proxy statement/prospectus, (ii) the consolidated financial statements of Numerex and notes thereto incorporated by reference into this proxy statement/prospectus, and (iii) the financial information contained in the “Unaudited Pro Forma Condensed Combined Financial Statements” and notes thereto included elsewhere in this proxy statement/prospectus. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section entitled “Where You Can Find Additional Information.”

The following pro forma information has been prepared in accordance with the rules and regulations of the SEC and accordingly includes the effects of acquisition accounting. It does not reflect cost savings, synergies or certain other adjustments that may result from the merger. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or equivalent pro forma amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

The following tables assume the issuance of approximately 3.6 million Sierra Wireless common shares in connection with the merger, which is the number of shares issuable by Sierra Wireless in connection with the merger assuming the merger was completed on January 1, 2016 and based on the number of outstanding shares of Numerex common stock at that time. As discussed in this proxy statement/prospectus, the actual number of Sierra Wireless common shares issuable in the merger will be adjusted based on the number of shares of Numerex common stock outstanding at the completion of the merger. The pro forma data in the tables assume that the merger occurred on January 1, 2016 for income statement purposes and on June 30, 2017 for balance sheet purposes, and that the merger is accounted for as a business combination.

Sierra Wireless Common Shares	Six Months Ended June 30, 2017	Year Ended December 31, 2016
	(US$)	(US$)
Basic earnings (loss) per common share
Historical	0.20	0.48
Pro forma combined	0.09	(0.19)
Diluted earnings (loss) per common share
Historical	0.20	0.48
Pro forma combined	0.08	(0.19)
Dividends declared per common share
Historical	—	—
Pro forma combined	—	—
Book value per common share at period end
Historical	11.86	11.35
Pro forma combined	12.65	12.19

The unaudited equivalent pro forma per share combined information for Numerex set forth below shows the effect of the merger from the perspective of a Numerex stockholder. The information was calculated by multiplying the unaudited pro forma combined per share data for Sierra Wireless common shares by the exchange ratio of 0.1800.

Numerex Common Stock	Six Months Ended June 30, 2017	Year Ended December 31, 2016
	(US$)	(US$)
Basic earnings per common share
Historical	(0.36)	(1.25)
Equivalent pro forma combined	(0.02)	(0.03)
Diluted earnings per common share
Historical	(0.36)	(1.25)
Equivalent pro forma combined	(0.01)	(0.03)
Dividends declared per common share
Historical	—	—
Equivalent pro forma combined	—	—
Book value per common share at period end
Historical	2.61	2.44
Equivalent pro forma combined	2.28	2.19

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on the merger proposal, the advisory compensation proposal or the adjournment proposal. As a Sierra Wireless shareholder following completion of the merger, you will be subject to all risks inherent in the business of Sierra Wireless in addition to the risks relating to Numerex. The market value of your Sierra Wireless common shares will reflect the performance of the business relative to, among other things, that of the competitors of Sierra Wireless and Numerex and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this proxy statement/prospectus. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section entitled “Where You Can Find Additional Information.”

Risks Relating to the Merger

Because the market value of Sierra Wireless common shares that Numerex stockholders will receive in the merger may fluctuate, Numerex stockholders cannot be sure of the market value of the merger consideration that they will receive in the merger.

As merger consideration, Numerex stockholders will receive a fixed number of Sierra Wireless common shares, not a number of shares that will be determined based on a fixed market value. The market value of Sierra Wireless common shares and the market value of Numerex common stock at the effective time may vary significantly from their respective values on the date that the merger agreement was executed or at other dates, such as the date of this proxy statement/prospectus or the date of the special meeting. Stock price changes may result from a variety of factors, including changes in Sierra Wireless’ or Numerex’s respective businesses, operations or prospects, regulatory considerations and general business, market, industry or economic conditions. The exchange ratio will not be adjusted to reflect any changes in the market value of Sierra Wireless common shares, the comparative value of the Canadian dollar and U.S. dollar or market value of the Numerex common stock. Therefore, the aggregate market value of the Sierra Wireless common shares that a Numerex stockholder is entitled to receive at the time that the merger is completed could vary significantly from the value of such shares on the date of this proxy statement/prospectus, the date of the special meeting or the date on which a Numerex stockholder actually receives its Sierra Wireless common shares.

Upon completion of the merger, Numerex stockholders will become Sierra Wireless shareholders, and the market price for Sierra Wireless common shares may be affected by factors different from those that historically have affected Numerex.

Upon completion of the merger, Numerex stockholders will become Sierra Wireless shareholders. Sierra Wireless’ businesses differ from those of Numerex, and accordingly, the results of operations of Sierra Wireless will be affected by some factors that are different from those currently affecting the results of operations of Numerex. For a discussion of the businesses of Numerex and Sierra Wireless and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to in the section entitled “Where You Can Find Additional Information.”

Certain rights of Numerex stockholders will change as a result of the merger.

Upon completion of the merger, Numerex stockholders will no longer be stockholders of Numerex, a Pennsylvania corporation, but will be shareholders of Sierra Wireless, a Canadian corporation. There will be certain differences between your current rights as a Numerex stockholder, on the one hand, and the rights to which you will be entitled as a Sierra Wireless shareholder, on the other hand. For a more detailed discussion of the differences in the rights of Numerex stockholders and Sierra Wireless shareholders, see the section entitled “Comparison of Rights of Sierra Wireless Shareholders and Numerex Stockholders.”

There is no assurance when or if the merger will be completed.

The completion of the merger is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement, including, among others, (i) the adoption of the merger agreement by an affirmative vote of a majority of the votes cast by the holders of Numerex common stock entitled to vote on the merger proposal, (ii) the approval for listing on the Nasdaq GM and the TSX of the Sierra Wireless common shares to be issued to Numerex stockholders in connection with the merger, subject only to the provision of required documentation as is customary in the circumstances, (iii) the expiration or early termination of the applicable waiting period under the HSR Act, (iv) the absence of any law, injunction or other order that prohibits the completion of the merger, (v) the absence of any governmental entity having instituted any pending legal proceeding or claim seeking to restrain, enjoin or prohibit completion of the merger, (vi) the registration statement, of which this proxy statement/prospectus forms a part, having been declared effective by the SEC and (vii) other customary closing conditions, including the accuracy of each party’s representations and warranties (subject to specified materiality qualifiers), and each party’s material compliance with its covenants and agreements contained in the merger agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the merger.

Numerex and Sierra Wireless have made various filings and submissions and are pursuing all required consents, orders and approvals in accordance with the merger agreement. No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to the completion of the merger will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Numerex and Sierra Wireless or may impose requirements, limitations or costs or place restrictions on the conduct of Numerex’s or Sierra Wireless’ business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to Numerex or Sierra Wireless. Such extended period of time also may increase the chance that other adverse effects with respect to Numerex or Sierra Wireless could occur, such as the loss of key personnel. Each party’s obligation to complete the merger is also subject to the accuracy of the representations and warranties of the other party (subject to certain qualifications and exceptions) and the performance in all material respects of the other party’s covenants under the merger agreement. As a result of these conditions, Numerex and Sierra Wireless cannot provide assurance that the merger will be completed on the terms or timeline currently contemplated, or at all. For more information, see the sections entitled “The Merger Proposal—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur.”

The special meeting may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the merger proposal is approved by Numerex stockholders, Numerex and Sierra Wireless would not be required to seek further approval of Numerex stockholders, even if the conditions imposed in obtaining required regulatory approvals could have an adverse effect on Numerex or Sierra Wireless either before or after completing the merger.

The combined company may not realize all of the anticipated benefits of the merger.

Sierra Wireless and Numerex believe that the merger will provide benefits to the combined company as described elsewhere in this proxy statement/prospectus. However, there is a risk that some or all of the expected benefits of the merger may fail to materialize, or may not occur within the time periods anticipated by Sierra Wireless and Numerex. The realization of such benefits may be affected by a number of factors, including regulatory considerations and decisions, many of which are beyond the control of Sierra Wireless and Numerex. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the merger difficult. Numerex and Sierra Wireless have operated and, until completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an increase in the dividend, an expanded market reach and operating efficiencies, and that does not materially disrupt existing client relationships nor result in decreased revenues due to the full or partial loss of customers. The past financial performance of each of Numerex and Sierra Wireless may not be indicative of their future financial performance. Realization of the anticipated benefits in the merger will depend, in part, on the combined company’s ability to successfully integrate Numerex and Sierra Wireless’ businesses. The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the combined company following the merger. The coordination process may also result in additional and unforeseen expenses.

Failure to realize all of the anticipated benefits of the merger may impact the financial performance of the combined company and the price of the combined company’s common shares.

The announcement and pendency of the merger could adversely affect each of Numerex’s and Sierra Wireless’ business, results of operations and financial condition.

The announcement and pendency of the merger could cause disruptions in and create uncertainty surrounding Numerex’s and Sierra Wireless’ business, including affecting Numerex’s and Sierra Wireless’ relationships with its existing and future customers, suppliers and employees, which could have an adverse effect on Numerex’s or Sierra Wireless’ business, results of operations and financial condition, regardless of whether the merger is completed. In particular, Numerex and Sierra Wireless could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the merger. Numerex and Sierra Wireless could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, each of Numerex and Sierra Wireless has expended, and continues to expend, significant management resources in an effort to complete the merger, which are being diverted from Numerex’s and Sierra Wireless’ day-to-day operations.

If the merger is not completed, Numerex’s and Sierra Wireless’ stock prices may fall to the extent that the current prices of Numerex common stock and Sierra Wireless common shares reflect a market assumption that the merger will be completed. In addition, the failure to complete the merger may result in negative publicity or a negative impression of Numerex in the investment community and may affect Numerex’s and Sierra Wireless’ relationship with employees, customers, suppliers and other partners in the business community.

Numerex and Sierra Wireless will incur substantial transaction fees and costs in connection with the merger.

Numerex and Sierra Wireless have incurred and expect to incur additional material non-recurring expenses in connection with the merger and completion of the transactions contemplated by the merger agreement, including costs relating to obtaining required approvals. Numerex and Sierra Wireless have incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the merger. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of Numerex and Sierra Wireless after completion of the merger. Even if the merger is not completed, Numerex and Sierra Wireless will need to pay certain costs relating to the merger incurred prior to the date the merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition. In addition to its own fees and expenses, Numerex may be required to reimburse Sierra Wireless for its out-of-pocket costs and expenses up to $850,000 in the event that, among other things, Numerex stockholders do not adopt the merger agreement and the merger agreement is terminated. Furthermore, if the merger agreement is terminated by Sierra Wireless as a result of any fraud or willful and material breach of the merger agreement by Numerex, then Numerex will be required to reimburse Sierra Wireless for its out-of-pocket costs and expenses up to $2,000,000.

Significant demands will be placed on Numerex and Sierra Wireless as a result of the merger.

As a result of the pursuit and completion of the merger, significant demands will be placed on the managerial, operational and financial personnel and systems of Numerex and Sierra Wireless. Numerex and Sierra Wireless cannot assure you that their systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the merger. The future operating results of the combined company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the merger.

Additional capital requirements.

Following completion of the merger, the combined company will require significant ongoing capital expenditures and, although Sierra Wireless and Numerex anticipate that the combined company will be able to fund these expenditures through usage of the combined company’s cash and cash equivalents, cash generated from operations, letters of credit and subsequent debt, equity or hybrid offerings, there can be no assurances that the combined company will be able to obtain financing on acceptable terms.

The unaudited pro forma condensed combined financial information of Numerex and Sierra Wireless is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the merger.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus has been prepared using the consolidated historical financial statements of Sierra Wireless and Numerex, respectively, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the merger. In addition, the pro forma combined financial information included in this proxy statement/prospectus is based in part on certain assumptions regarding the merger. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the merger. Accordingly, the historical and pro forma financial information included in this proxy statement/prospectus does not necessarily represent the combined company’s results of operations and financial condition had Numerex and Sierra Wireless operated as a combined entity during the periods presented, or of the combined company’s results of operations and financial condition following completion of the merger. The combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the pro forma financial information contained in this proxy statement/prospectus, Sierra Wireless has given effect to, among other items, the completion of the merger, the payment of the merger consideration and the indebtedness of Sierra Wireless on a combined basis after giving effect to the merger, including the indebtedness of Numerex. The unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by Numerex and Sierra Wireless in connection with the merger. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” including the notes thereto.

While the merger agreement is in effect, Numerex, Sierra Wireless and their respective subsidiaries’ businesses are subject to restrictions on their business activities.

Under the merger agreement, Numerex and its respective subsidiaries are subject to certain restrictions on the conduct of their respective businesses and generally must operate their respective businesses in the ordinary course prior to completing the merger (unless Numerex obtains the Sierra Wireless’ consent, which is not to be unreasonably withheld or delayed), which may restrict Numerex’s ability to exercise certain of its business strategies. Under the merger agreement, Sierra Wireless is subject to certain restrictions on the conduct of its business and generally must operate its business in the ordinary course prior to completing the merger (unless Sierra Wireless obtains Numerex’s consent, with any such request for consent to be given good faith consideration by Numerex), which may restrict Sierra Wireless’ ability to exercise certain of its business strategies. These restrictions may prevent Numerex and Sierra Wireless from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring indebtedness or making changes to Numerex’s and Sierra Wireless’ respective businesses prior to the completion of the merger or termination of the merger agreement, as applicable. These restrictions could have an adverse effect on Numerex’s and Sierra Wireless’ respective businesses, financial results, financial condition or stock price.

In addition, the merger agreement prohibits Numerex from: (i) initiating, soliciting, encouraging, knowingly facilitating or inducing, subject to certain exceptions set forth in the merger agreement, the making of any inquiry, proposal or offer that would constitute, or would reasonably be expected to lead to, an acquisition proposal, (ii) engaging in, continuing or otherwise participating in any communications or negotiations relating to any acquisition proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal; or (iii) providing any non-public information relating to Numerex or its subsidiaries to any person in connection with any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal. Numerex may be required to pay Sierra Wireless a termination fee of approximately $4,012,500 if the merger agreement is terminated under certain circumstances specified in the merger agreement.

These provisions may limit Numerex’s ability to pursue offers from third parties that could result in greater value to Numerex stockholders than the merger consideration. The termination fee may also discourage third parties from pursuing an alternative acquisition proposal with respect to Numerex.

The termination of the merger agreement could negatively impact Numerex.

If the merger is not completed for any reason, including as a result of Numerex stockholders failing to approve the merger proposal, the ongoing businesses of Numerex may be adversely affected and, without realizing any of the anticipated benefits of having completed the merger, Numerex would be subject to a number of risks, including the following:

•	Numerex may experience negative reactions from the financial markets, including a decline of its stock price (which may reflect a market assumption that the merger will be completed);

•	Numerex may experience negative reactions from the investment community, its customers, regulators and employees and other partners in the business community;

•	Numerex may be required to pay certain costs relating to the merger, whether or not the merger is completed; and

•	matters relating to the merger will have required substantial commitments of time and resources by Numerex management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Numerex had the merger not been contemplated.

If the merger agreement is terminated and the Numerex board of directors seeks another merger, business combination or other transaction, Numerex stockholders cannot be certain that Numerex will find a party willing to offer equivalent or more attractive consideration than the merger consideration Numerex stockholders would receive from Sierra Wireless in the merger. If the merger agreement is terminated under circumstances specified in the merger agreement, Numerex may be required to pay Sierra Wireless a termination fee of approximately $4,012,500 or reimburse Sierra Wireless for its out-of-pocket costs and expenses up to $850,000 or $2,000,000, depending on the circumstances surrounding the termination.

See the section entitled “The Merger Agreement—Termination of the Merger Agreement” for a more complete discussion of the circumstances under which the merger agreement could be terminated and when the termination fee and expense reimbursement may be payable by Numerex or Sierra Wireless, as applicable.

Directors and executive officers of Numerex have interests in the merger that may differ from the interests of Numerex stockholders generally, including, if the merger is completed, the receipt of financial and other benefits.

In considering the recommendation of the Numerex board of directors, you should be aware that Numerex’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Numerex stockholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the merger agreement, potential severance benefits and other payments, and rights to ongoing indemnification and insurance coverage. These interests are described in more detail in the section entitled “The Merger Proposal—Interests of Numerex’s Directors and Executive Officers in the Merger.”

Except in specified circumstances, if the merger is not completed by April 1, 2018, subject to extension in specified circumstances, either Numerex or Sierra Wireless may choose not to proceed with the merger.

Either Numerex or Sierra Wireless may terminate the merger agreement if the merger has not been completed by April 1, 2018. However, this right to terminate the merger agreement will not be available to Numerex or Sierra Wireless if the failure of such party to perform any of its obligations under the merger agreement has been the principal cause of or resulted in the failure of the merger to be complete on or before such time. Termination of the merger agreement will also result in termination of the voting agreements. For more information, see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Voting Agreements.”

Neither Numerex nor Sierra Wireless intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger.

It is a condition to the completion of the merger that Numerex and Sierra Wireless each receive an opinion of their respective counsel to the effect that, for United States federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is expected that the merger will not result in gain recognition to Numerex stockholders pursuant to Section 367(a) of the Code (assuming that, in the case of any such holder who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Sierra Wireless following the merger, such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8). However, neither Numerex nor Sierra Wireless intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge. You should read the section entitled “The Merger Proposal—U.S. Federal Income Tax Consequences” and consult your own tax advisors regarding the U.S. federal income tax consequences of the merger to you in your particular circumstances.

Future changes to U.S., Canadian and foreign tax laws could adversely affect the combined company.

The U.S. Congress, the Canadian House of Commons, the Organization for Economic Co-operation and Development, and other government agencies in jurisdictions where Sierra Wireless and its affiliates do business have been focused on issues related to the taxation of multinational corporations. Specific attention has been paid to “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States, Canada and other countries in which Sierra Wireless and its affiliates do business could change on a prospective or retroactive basis, and any such change could adversely affect the combined company.

Sierra Wireless is organized under the laws of Canada and a substantial portion of its assets are, and many of its directors and officers reside, outside of the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States in Canada.

Sierra Wireless is organized under the laws of Canada. A substantial portion of Sierra Wireless’ assets are located outside the United States, and many of Sierra Wireless’ directors and officers and some of the experts named in this proxy statement/prospectus are residents of jurisdictions outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon Sierra Wireless and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of Sierra Wireless and such directors, officers or experts under the U.S. federal securities laws. There is uncertainty as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of the civil liabilities predicated upon the U.S. federal securities laws.

Resales of Sierra Wireless common shares following the merger may cause the market value of Sierra Wireless common shares to decline.

Sierra Wireless expects that it will issue up to approximately [•] Sierra Wireless common shares at the effective time in connection with the merger. The issuance of these new shares and the sale of additional shares that may become eligible for sale in the public market from time to time could have the effect of depressing the market value for Sierra Wireless common shares. The increase in the number of Sierra Wireless common shares may lead to sales of such Sierra Wireless common shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, Sierra Wireless common shares.

The market value of Sierra Wireless common shares may decline as a result of the merger.

The market value of Sierra Wireless common shares may decline as a result of the merger if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of Numerex’s and Sierra Wireless’ businesses are not realized or if the transaction costs related to the merger are greater than expected. The market value also may decline if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by the market or if the effect of the merger on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

Numerex and Sierra Wireless may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the merger, then that injunction may delay or prevent the merger from being completed. Following announcement of the merger, two putative class actions were filed by purported stockholders of Numerex challenging the merger. The lawsuits were both filed in the United States District Court for the Northern District of Georgia under the titles Efrem Litwin v. Numerex Corp. et al, 17-cv-03893 and Anthony Franchi v. Numerex Corp. et al, 17-mi-99999. For information regarding these class actions, see the section entitled “The Merger Proposal — Litigation Relating to the Merger” beginning on page 57 of this proxy statement/prospectus.

Numerex stockowners do not have the right to dissent under Pennsylvania law.

Appraisal or dissenters’ rights are statutory rights that enable stockholders to object to an extraordinary transaction, such as a merger, and to demand that the corporation pay such dissenting stockholders the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the merger consideration offered to stockholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances and exceptions to those rights are set forth in the PBCL.

Under Section 1571 of the PBCL, stockholders are not entitled to exercise dissenters’ rights if, on the record date fixed to determine stockholders entitled to receive notice of and to vote at the meeting of Numerex stockholders, shares of the corporation are either listed on a national securities exchange or held beneficially or of record by more than 2,000 people. Because Numerex’s common stock is listed on the Nasdaq, a national securities exchange, holders of Numerex common stock will not be entitled to exercise dissenters’ rights under the PBCL in connection with the merger.

If the merger agreement is adopted and the merger is completed, holders of Numerex common stock who voted against the adoption of the merger agreement will be treated the same as holders who voted for the adoption of the merger agreement and their shares will automatically be converted into the right to receive the merger consideration.

Risks Related to Numerex’s Business

You should read and consider the risk factors specific to Numerex’s business that will also affect the combined company after completion of the merger. These risks are described in Numerex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Related to Sierra Wireless’ Business

You should read and consider the risk factors specific to Sierra Wireless’ business that will also affect the combined company after completion of the merger. These risks are described in Sierra Wireless’ Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016 contained in its Annual Report on Form 40-F, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” for the location of information incorporated by reference into this proxy statement/prospectus.

THE SPECIAL MEETING

Numerex is providing this proxy statement/prospectus to Numerex stockholders for the solicitation of proxies to be voted at the special meeting that Numerex has called for the purposes described below. This proxy statement/prospectus is first being mailed to Numerex stockholders on or about [•], 2017 and provides Numerex stockholders with the information they need to know about the merger and the proposals to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place of the Special Meeting

The special meeting will be held at 10:00 a.m., Eastern Time, on December 6, 2017, at the Atlanta Marriott Northwest at Galleria, 200 Interstate North Parkway SE, Atlanta, Georgia.

Purpose of the Special Meeting

At the special meeting, Numerex stockholders will be asked to consider and vote on the following proposals, which we collectively refer to as the “proposals”:

•	Merger Proposal: to adopt the merger agreement, pursuant to which Merger Sub will merge with and into Numerex, with Numerex surviving the merger as a direct, wholly-owned subsidiary of Sierra Wireless;

•	Advisory Compensation Proposal: to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Numerex to its named executive officers that is based on or otherwise relates to the merger; and

•	Adjournment Proposal: to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve and adopt the merger proposal.

Recommendation of the Numerex Board of Directors

After careful consideration, the Numerex board of directors has (i) determined that the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, Numerex and its stockholders, (ii) unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, (iii) directed that the merger agreement be submitted to a vote at the special meeting of Numerex stockholders and (iv) resolved to recommend that Numerex stockholders vote to approve each of the proposals. The Numerex board of directors unanimously recommends that Numerex stockholders vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal. For more information, see the section entitled “The Merger Proposal—Numerex’s Reasons for the Merger; Recommendation of the Numerex Board of Directors.”

In considering the recommendation of the Numerex board of directors with respect to the proposals, you should be aware that Numerex’s directors and executive officers have interests that are different from, or in addition to, the interests of Numerex stockholders generally. For more information, see the section entitled “The Merger Proposal—Interests of Numerex’s Directors and Executive Officers in the Merger.”

Record Date and Outstanding Shares of Numerex Common Stock

Only Numerex stockholders of record as of the close of business on October 19, 2017, the record date, will be entitled to receive notice of, and to vote at, the special meeting or at any adjournment or postponement thereof.

As of the close of business on the record date, there were 19,675,286 shares of Numerex common stock issued and outstanding and entitled to vote at the special meeting. Each Numerex stockholder is entitled to one vote for each share of Numerex common stock owned as of the record date.

A complete list of Numerex stockholders entitled to vote at the special meeting will be available for inspection by any stockholder, for any purpose germane to the special meeting, during the duration of the special meeting.

Quorum

A majority of the shares entitled to vote must be present in person or by proxy at the special meeting in order to constitute a quorum. If you submit a properly executed proxy card or vote by telephone or the Internet, your shares will be considered part of the quorum.

Abstentions will be deemed present at the special meeting for the purpose of determining the presence of a quorum. Numerex common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the bank, broker or other nominee, and Numerex common stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present at the special meeting for the purpose of determining the presence of a quorum.

If a quorum is not present or if there are not sufficient votes for the approval of the merger proposal, then, subject to approval of the adjournment proposal by Numerex stockholders, Numerex expects that the special meeting will be adjourned to solicit additional proxies. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the special meeting, except for any proxies that have been validly revoked or withdrawn prior to the reconvened meeting.

Pursuant to the terms of the voting agreements, certain stockholders of Numerex who beneficially own approximately 27.2% of the outstanding common stock of Numerex have agreed to vote in favor of adopting the merger agreement and against any proposal that would reasonably be expected to delay the completion of the merger. For more information, see the section entitled “The Voting Agreements.”

Required Vote

Required Vote to Approve the Merger Proposal

Approval of the merger proposal requires the affirmative vote of a majority of the votes cast by the holders of Numerex common stock that are present at the special meeting in person or by proxy and are entitled to vote at the special meeting. Therefore, if you do not vote your shares of Numerex common stock, abstain from voting or fail to instruct your bank, broker or other nominee to vote on the merger proposal, it will have no effect on the outcome of the merger proposal, assuming that a quorum is otherwise present.

Required Vote to Approve the Advisory Compensation Proposal

Approval, on an advisory (non-binding) basis, of the advisory compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of Numerex common stock that are present at the special meeting in person or by proxy and are entitled to vote at the special meeting. If you abstain from voting or submit an instruction to your bank, broker or other nominee that fails to vote “FOR” the advisory compensation proposal, it will have no effect on the outcome of the advisory compensation proposal, assuming that a quorum is otherwise present. The vote on the advisory compensation proposal will not be binding on Sierra Wireless, Numerex, the Numerex board of directors or any of its committees.

Required Vote to Approve the Adjournment Proposal

Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the votes cast by the holders of Numerex common stock that are present at the special meeting in person or by proxy and are entitled to vote at the special meeting. If you abstain from voting or submit an instruction to your bank, broker or other nominee that fails to vote “FOR” the adjournment proposal, it will have no effect on the outcome of the adjournment proposal, assuming that a quorum is otherwise present.

Adjournment

In accordance with Section 1756 of the PBCL, a vote on adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement may be taken in the absence of a quorum. If the special meeting is adjourned, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

In addition, the merger agreement provides that, with the prior written consent of Sierra Wireless and subject to certain conditions, Numerex may postpone or adjourn the Numerex stockholder meeting up to two (2) times for up to thirty (30) days to the extent permitted by the PBCL or any other applicable law.

Voting by Directors and Executive Officers

As of the record date for the special meeting, the Numerex directors and executive officers had the right to vote approximately 2,569,210 shares of Numerex common stock, representing approximately 13.06% of the shares of Numerex common stock then outstanding and entitled to vote at the special meeting. It is expected that the Numerex directors and executive officers who are Numerex stockholders will vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal. Pursuant to the terms of the voting agreements, three of Numerex’s directors have agreed to vote in favor of adopting the merger agreement and against any proposal that would reasonably be expected to delay the completion of the merger. For more information, see the section entitled “The Voting Agreements.” As of the record date, Sierra Wireless directors and executive officers did not beneficially own any shares of Numerex common stock and therefore have no entitlement to vote at the special meeting.

Voting by Proxy or in Person

Voting and Submitting a Proxy for Numerex Common Stock Held by Holders of Record

If you were a holder of record of Numerex common stock at the close of business on the record date, you may vote in person by attending the special meeting or, to ensure that your shares are represented at the special meeting, you may authorize a proxy to vote your shares by:

•	Internet, by going to the website shown on your proxy card and following the instructions outlined on the secured website using certain information provided on your proxy card or voting instruction form, thereby authorizing a proxy to vote your shares.

•	Telephone, if you received your proxy materials by mail, you may vote by using the toll-free number shown on your proxy card, or by following the instructions on your proxy card, thereby authorizing a proxy to vote your shares.

•	Written Proxy, if you received your proxy materials by mail, you may submit your written proxy by completing the proxy card enclosed with those materials and signing, dating and returning your proxy card by mail in the enclosed return envelope, which requires no additional postage if mailed in the United States, thereby authorizing a proxy to vote your shares.

•	Attending the Special Meeting, and voting in person if you are a Numerex stockholder of record or if you are a beneficial owner and have a legal proxy from the Numerex stockholder of record.

When you submit a proxy by telephone or the Internet, your proxy is recorded immediately. We encourage you to submit your proxy using these methods whenever possible. If you submit a proxy by telephone or the Internet, please do not return your proxy card by mail.

All shares of Numerex common stock represented by each properly executed and valid proxy received by 11:59 p.m., Eastern Time, on December 5, 2017 will be voted in accordance with the instructions given on the proxy. If a Numerex stockholder executes a proxy card without giving instructions, the Numerex common stock represented by that proxy card will be voted “FOR” each of the proposals.

Your vote is very important, regardless of the number of shares you own. Accordingly, please submit your proxy by telephone, the Internet or mail, whether or not you plan to attend the special meeting in person. Proxies must be received by 11:59 p.m., Eastern Time, on December 5, 2017.

Voting and Submitting a Proxy for Numerex Common Stock Held in “Street Name”

If your Numerex common stock is held in an account at a bank, broker or other nominee, you must instruct the bank, broker or other nominee on how to vote them by following the instructions that the bank, broker or other nominee provides to you with these proxy materials. Most banks, brokers and other nominees offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone, and by the Internet.

If you hold your Numerex common stock in a brokerage account and you do not provide voting instructions to your broker, your shares will not be voted on any proposal. In accordance with the rules of the Nasdaq, brokers who hold Numerex common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners, but are precluded from exercising their voting discretion with respect to non-routine matters. All of the proposals at the special meeting (i.e., the merger proposal, the advisory compensation proposal and the adjournment proposal) are expected to be considered non-routine proposals. As a result, absent voting instructions from the beneficial owner of such shares, brokers will not be empowered to vote such shares at the special meeting and we do not expect broker non-votes on any of the proposals at the special meeting. A broker non-vote occurs on an item when (i) a broker has discretionary authority to vote on at least one routine proposal at a meeting, but under stock exchange rules is not permitted to vote on other non-routine proposals without instructions from the beneficial owner of the shares and (ii) that broker exercises its discretionary authority on the routine proposal after the beneficial owner fails to provide such instructions, resulting in broker non-votes on each of the non-routine proposals.

If you fail to submit any instruction to your bank, broker or other nominee, that failure will have no effect on the merger proposal, the advisory compensation proposal or the adjournment proposal, assuming that a quorum is otherwise present.

If you hold shares through a bank, broker or other nominee and wish to vote your shares in person at the special meeting, you must obtain a legal proxy from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting.

Revocability of Proxies and Changes to a Numerex Stockholder’s Vote

If you are a stockholder of record, you may revoke your proxy and/or change your vote by:

•	sending a written notice (bearing a date later than the date of the proxy) stating that you revoke your proxy to Numerex at 400 Interstate Parkway, Suite 1350, Atlanta, GA 30339, Attn: Shareholder Communications;

•	submitting a valid, later-dated proxy by the Internet, telephone or mail prior to your shares being voted at the special meeting; or

•	attending the special meeting and voting by ballot in person (your attendance at the special meeting will not, without voting, revoke any proxy that you have previously given).

If you choose to revoke your proxy by written notice or submit a later-dated proxy, you must do so by 11:59 p.m., Eastern Time, on December 5, 2017.

If your shares are held in “street name” by your bank, broker or other nominee and you have directed such bank, broker or other nominee to vote your shares, you may instruct such bank, broker or other nominee to change your vote and follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Abstentions

If you mark your proxy or voting instructions to abstain, it will have no effect on the outcome of the merger proposal, the advisory compensation proposal or the adjournment proposal, assuming that a quorum is otherwise present.

If no instruction as to how to vote is given (including an instruction to abstain) in an executed, duly returned and not revoked proxy, the proxy will be voted “FOR” each of (i) the merger proposal, (ii) the advisory compensation proposal and (iii) the adjournment proposal. However, if you indicate that you wish to vote against the merger proposal, your shares will only be voted in favor of the advisory compensation proposal and the adjournment proposal if you indicate that you wish to vote in favor of such proposal(s).

Tabulation of Votes

The inspector of election at the special meeting will, among other matters, determine the number of shares of Numerex common stock represented at the special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the Numerex stockholders.

Solicitation of Proxies; Expenses of Solicitation

Numerex will bear all costs and expenses in connection with the solicitation of proxies from its stockholders, except that Numerex and Sierra Wireless have agreed to share equally the expenses of printing and mailing this proxy statement/prospectus and all filing fees payable to the SEC in connection with this proxy statement/prospectus. In addition to the solicitation of proxies by mail, Numerex will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Numerex common stock and secure their voting instructions, if necessary. Numerex will reimburse the banks, brokers and other record holders for their reasonable expenses in taking those actions. Numerex has also made arrangements with MacKenzie Partners, Inc. to assist in soliciting proxies and in communicating with Numerex stockholders and estimates that it will pay them a fee of approximately $9,500 plus reasonable out-of-pocket fees and expenses for these services. Proxies may also be solicited by Numerex’s directors, officers and other employees through the mail or by telephone, the Internet, fax or other means, but no additional compensation will be paid to these persons.

Householding

The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits Numerex, with your permission, to send a single notice of meeting and, to the extent requested, a single set of this proxy statement/prospectus to any household at which two or more stockholders reside if Numerex believes they are members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials.

A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding Numerex common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Other Information

As of the date of this proxy statement/prospectus, the Numerex board of directors knows of no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the special meeting, or any adjournments of the special meeting, that are set forth in the notice for such special meeting in accordance with the Numerex by-laws and are proposed and are properly voted upon, the enclosed proxies will give the individuals that Numerex stockholders name as proxies discretionary authority to vote the shares represented by these proxies as to any of these matters.

The matters to be considered at the special meeting are of great importance to Numerex stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and submit your proxy by telephone or the Internet or complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope. If you submit your proxy by telephone or the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card, have questions regarding the special meeting, or would like additional copies, without charge, of this proxy statement/prospectus, please contact Numerex’s proxy solicitor, MacKenzie Partners, Inc., at 1-800-322-2885 (toll-free).

THE MERGER PROPOSAL

This section of this proxy statement/prospectus describes the various aspects of the merger and related matters. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the merger. In addition, important business and financial information about each of Numerex and Sierra Wireless is included in or incorporated by reference into this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find Additional Information.”

Transaction Structure

The merger agreement provides that, subject to the terms and conditions of the merger agreement, at the effective time, Merger Sub, a direct, wholly-owned subsidiary of Sierra Wireless, will merge with and into Numerex. As a result, Numerex will survive the merger as a direct, wholly-owned subsidiary of Sierra Wireless. The terms and conditions of the merger are contained in the merger agreement, which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement carefully, as it is the legal document that governs the merger. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement.

Merger Consideration

Under the terms of the merger agreement, if the merger is completed, each share of Numerex common stock issued and outstanding immediately prior to the effective time (other than shares of Numerex common stock owned directly by Sierra Wireless, Numerex or any of their respective subsidiaries) will be automatically converted into the right to receive 0.1800 of a validly issued, fully paid and non-assessable Sierra Wireless common share (which we refer to as the “merger consideration”).

Based on the number of shares of Numerex common stock outstanding as of [•], 2017, Sierra Wireless will issue approximately [•] Sierra Wireless common shares to Numerex stockholders at the effective time pursuant to the merger agreement. The actual number of Sierra Wireless common shares to be issued pursuant to the merger agreement will be determined at the effective time based on the exchange ratio, the number of shares of Numerex common stock outstanding at such time and the number of Numerex stock options, other equity-based awards and warrants. Based on the number of shares of Numerex common stock outstanding as of [•], 2017, and the number of Sierra Wireless common shares outstanding as of [•], 2017, immediately after completion of the merger, former Numerex stockholders would own approximately [•]% of the then outstanding Sierra Wireless common shares.

Based on the closing price of Sierra Wireless common shares on the Nasdaq GM on August 1, 2017, the last full trading day before the announcement of the merger agreement, the per share value of Numerex common stock implied by the merger consideration was $5.34. Based on the closing price of Sierra Wireless common shares on the Nasdaq GM on [•], 2017, the most recent practicable date prior to the date of this proxy statement/prospectus, the per share value of Numerex common stock implied by the merger consideration was $[•]. The implied value of the merger consideration will fluctuate, however, as the market price of Sierra Wireless common shares fluctuates, because the merger consideration that is payable per share of Numerex common stock is a fixed fraction of a Sierra Wireless common share. As a result, the value of the merger consideration that Numerex stockholders will receive upon the completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the special meeting. Accordingly, you are encouraged to obtain current stock price quotations for Numerex common stock and Sierra Wireless common shares before deciding how to vote with respect to the approval of the merger agreement. Numerex common stock trades on the Nasdaq under the ticker symbol “NMRX” and Sierra Wireless common shares trade on the Nasdaq GM and the TSX under the ticker symbols “SWIR” and “SW,” respectively. The price of Sierra Wireless common shares on the Nasdaq GM is reported in U.S. dollars, while the price of Sierra Wireless common shares on the TSX is reported in Canadian dollars.

Background of the Merger

The Numerex board of directors, with the assistance of Numerex’s senior management and outside advisors, regularly reviews Numerex’s market opportunities and growth, operating results, capital needs and availability, and the strategic alternatives available to Numerex to maximize stockholder value. As part of these reviews, the Numerex board of directors has periodically considered whether the continued execution of Numerex’s business strategy as a standalone company or through a business combination with a third party would provide the best avenue to enhance stockholder value. Likewise, the Sierra Wireless board of directors and management has from time to time evaluated potential merger and acquisition strategies to enhance shareholder value through adding scale and capabilities to drive growth and profitability in key IoT markets.

In furtherance of these strategies, representatives of both Numerex and Sierra Wireless had periodically discussed the potential merits, at a high level, of a business combination. These discussions were conceptual in nature and did not extend beyond high-level discussions.

During July 2016, Marc Zionts, then Chief Executive Officer of Numerex, had preliminary discussions with two parties, whom we refer to as Party A and Party B, regarding a possible business combination transaction with Numerex. At a meeting of the Numerex board of directors on July 27, 2016, Mr. Zionts reported these discussions to the Numerex board of directors and noted that each party had indicated that it may send a written offer setting forth the terms of a proposed business combination with Numerex. Mr. Zionts also advised the Numerex board of directors that he and the EVP Corporate Development & COO of Party B had agreed to meet in person on August 22, 2016.

On August 1, 2016, Numerex received a non-binding offer from Party B offering to acquire Numerex for $11.00 per share in cash or a combination of stock and cash. The proposal did not include any details regarding how Party B would finance the transaction or the proposed allocation between stock and cash. With outside counsel participating, the Numerex board of directors held a telephonic meeting later that day to review Party B’s offer. At the meeting, the Numerex board of directors discussed whether to engage Deutsche Bank as Numerex’s financial advisor and whether to form a committee or working group of the Numerex board of directors to lead any process with respect to a potential business combination going forward and report to the full board. The Numerex board of directors considered Party B’s proposal to be incomplete in certain key respects, including the absence of any information regarding the availability of cash or financing to fund the transaction, but nonetheless thought it was worthwhile to explore the proposal further. Following internal discussion, the Numerex board of directors determined that Party B’s written offer, coupled with the preliminary and ongoing discussions with Party A, were sufficient reasons for Numerex to engage a financial advisor to assist the Numerex board of directors in its consideration of potential offers and review of other strategic alternatives available to Numerex, and that doing so would be in the interest of the Numerex stockholders. The Numerex board of directors decided to engage Deutsche Bank as Numerex’s financial advisor given Deutsche Bank’s experience in mergers and acquisitions and familiarity with Numerex and the industries in which it operates. The Numerex board of directors concluded that Deutsche Bank could assist management and the Numerex board of directors in its evaluation and negotiation of Party B’s offer and the seriousness of each of Party A’s and Party B’s interest in a potential transaction, Numerex’s assessment of the availability of financing sources to each such party, Numerex’s analysis of the financial terms of any offer, and its review of other strategic options that may be available to Numerex. Also at this meeting, outside legal counsel discussed the fiduciary duties of the Numerex board of directors under Pennsylvania law and reviewed the differences between the duties of directors under Pennsylvania law as compared to Delaware law.

After reviewing Party B’s offer, the Numerex board of directors directed management to negotiate an engagement letter with Deutsche Bank pursuant to which Deutsche Bank would provide advisory and investment banking services to Numerex in connection with its exploration of strategic alternatives. In addition, the Numerex board of directors appointed a working group consisting of Messrs. Holcombe, Singer, Nicolaides, and Ryan (which we refer to as the “Working Group”) to work with Mr. Zionts and Mr. Kenneth Gayron, Numerex’s Chief Financial Officer, in managing the process by which strategic options, including Party B’s offer, would be considered by Numerex and approaching other parties who might have an interest in a strategic transaction with Numerex. On August 2, 2016, representatives of Deutsche Bank participated in a call with Messrs. Zionts and Gayron to finalize the terms of Deutsche Bank’s engagement letter and to discuss the next steps to be taken.

Numerex’s management and the Working Group, with input from Deutsche Bank, initially identified 23 parties (including Party A, Party B, Sierra Wireless, and another party potentially interested in a business combination with Numerex discussed below, which we refer to as “Party D”) who were believed to be potentially interested in engaging in a strategic transaction with Numerex. These parties included potential buyers in the same or related business as Numerex and other potential buyers for which Numerex might be a strategic fit. Commencing on August 15, 2016, with the approval of the Working Group, representatives of Deutsche Bank had conversations with 25 parties, including the original 23 parties described above and two additional parties that reached out to Numerex or Deutsche Bank, including, in September 2016, another party potentially interested in a business combination with Numerex discussed below, which we refer to as “Party C.” In addition, the Working Group subsequently instructed representatives of Deutsche Bank to contact an additional six parties.

After consulting with the Working Group, representatives of Deutsche Bank met with or spoke by telephone on a confidential basis with representatives of 17 of these 31 parties, including Sierra Wireless on August 29, 2016. Six of these parties, including Party A, Party B, Party C, Party D and Sierra Wireless, would later enter into non-disclosure agreements with Numerex and receive a management presentation.

On August 24, 2016, representatives of Deutsche Bank met with Party B’s Chief Executive Officer in San Francisco, California. Party B’s Chief Executive Officer expressed strong support for a business combination transaction, but indicated that a transaction would be contingent on Party B’s ability to secure financing, which Party B had not yet started to seek or obtain.

On August 29, 2016, members of senior management of Numerex met with Party A and its representatives. Representatives of Deutsche Bank also spoke with representatives of Party A’s investment bankers. Thereafter, Party A did not submit a written offer, ultimately withdrew from the process in early September and ceased contact with Numerex regarding a potential transaction.

On September 6, 2016, Messrs. Zionts and Gayron and other members of senior management of Numerex held a management presentation with senior management of Party B, including Party B’s Chief Executive Officer, Chief Operating Officer and Executive Vice President of Corporate Development. A representative of Deutsche Bank was also present.

In response to Deutsche Bank’s initial outreach on August 29, 2016, Sierra Wireless expressed an interest in learning more about Numerex. Mr. Zionts and Mr. Gayron met at an industry trade show with Jason Cohenour, President and Chief Executive Officer of Sierra Wireless on September 6, 2016. On September 9, 2016 Sierra Wireless and Numerex entered into a non-disclosure agreement and Numerex provided Sierra Wireless with an overview of Numerex, including products, markets served, operations and certain financial metrics. This was followed on September 10, 2016 with access to a dataroom containing additional information on Numerex, including more detailed financial information.

Numerex and Sierra Wireless next scheduled a management presentation that took place on September 15, 2016 in Chicago with both companys’ CEOs in attendance. Representatives of Deutsche Bank and RBC Capital Markets, Sierra Wireless’ financial advisor (which we refer to as “RBC”) also attended the management presentation.

In early September 2016, a representative of Party C had a conversation with Numerex’s Chief Marketing Officer during which Party C asked whether Numerex would be interested in exploring a potential business combination. Numerex’s Chief Marketing Officer reported this conversation to Mr. Zionts, and Mr. Zionts advised Deutsche Bank of Party C’s potential interest. On September 14, 2016, Mr. Zionts spoke with the Chief Executive Officer of Party C and, at Mr. Zionts direction, representatives of Deutsche Bank contacted Party C’s Vice President of Corporate Development and Strategic Finance. Party C expressed an interest in pursuing a transaction and indicated that it was confident in its ability to move quickly and to obtain

any necessary financing for a transaction.    After advising the Numerex board of directors, Mr. Zionts invited Party C to participate in the strategic review process.    After Party C entered into a non-disclosure agreement, representatives of Party C attended a management presentation and conducted due diligence on September 20 and 21, 2016.

On September 21, 2016, Sierra Wireless submitted a non-binding proposal of $60 to $80 million in cash to acquire certain assets of Numerex’s business. Following receipt of this proposal, representatives of Deutsche Bank worked with Numerex management to assess the offer. Following a telephonic meeting of the Working Group on September 23, 2016, at which members of senior management and representatives of Deutsche Bank were present, at the direction of the Working Group, a representative of Deutsche Bank advised RBC on September 24, 2016 that Sierra Wireless’ offer was inadequate.

Between September 23 and September 30, 2016, Numerex responded to Party C’s requests for additional due diligence information.

On September 28, 2016, Sierra Wireless increased the consideration in its non-binding proposal to acquire certain assets to $80 to $90 million in cash.

On October 3, 2016, Party C submitted an offer to acquire all of the outstanding stock of Numerex for a combination of cash and Party C common stock in the range of $8.00 to $9.00 per share. From October 3 to October 5, 2016, the Working Group convened several times, with representatives of Deutsche Bank and outside counsel participating, to discuss Party C’s offer and, with the assistance of Deutsche Bank and outside legal counsel, negotiated the terms of the offer with Party C and its financial advisor. The Working Group instructed Deutsche Bank to reach out to Party C to negotiate a higher offer price. On October 5, 2016, Party C submitted what it described as a “best and final” offer of $9.50 per share of Numerex common stock. As a condition to its willingness to proceed, Party C indicated that it would require Numerex to enter into an exclusivity agreement.

The Working Group conferred with representatives of Deutsche Bank later that day regarding the status of the strategic review process and recommended calling a meeting of the Numerex board of directors to consider Party C’s proposal. At a meeting of the Numerex board of directors on October 6, 2016, at which representatives of Deutsche Bank and outside legal counsel were present, the Numerex board of directors reviewed the status of the strategic review process, including the status of discussions with Party B, Party C’s offer, and Sierra Wireless’ offer to acquire only certain assets. The Numerex board of directors discussed that Party C’s offer provided more value to Numerex’s stockholders than a sale of only certain assets to Sierra Wireless. The Numerex board of directors then instructed Deutsche Bank to approach Party B again but, if Party B did not present a revised offer or provide more certainty with respect to Party B’s ability to obtain financing, authorized Numerex’s Chief Executive Officer to sign an exclusivity agreement for a limited time with Party C to allow Party C to complete its due diligence and to negotiate a definitive merger agreement with Numerex. As a result, the Numerex board of directors instructed Deutsche Bank to inform Sierra Wireless that Numerex was not interested in selling only certain of its assets. At this point, Sierra Wireless decided to not pursue the opportunity any further.

After not receiving any further information from Party B, Numerex’s management and outside legal counsel negotiated the terms of an exclusivity agreement with Party C. On October 7, 2016, Mr. Zionts executed an exclusivity agreement with Party C granting Party C exclusivity through October 25, 2016, with an automatic extension until November 9, 2016 if Party C confirmed the proposed price and provided a draft of a merger agreement prior to October 25, 2016. Later on October 7, 2016, Party B submitted a revised offer of $9.00 to $10.00 per share in cash, but indicated that it could not provide assurance to Numerex regarding its ability to obtain sufficient financing to complete the transaction. On October 8, 2016, in accordance with the terms of the exclusivity agreement, after consulting with the Working Group and Numerex’s outside counsel, at the direction of the Working Group, a representative of Deutsche Bank advised Party C of the receipt of Party B’s proposal.

On October 8, 2016, Mr. Zionts asked outside legal counsel to provide the Numerex board of directors with an outline of the steps to be taken in response to Party B’s revised offer. In addition to the financing contingency, outside legal counsel highlighted that Party B’s offer was less than its previous offer, required a 90-day exclusivity period, and raised questions about Party B’s ability to execute a transaction successfully. The Numerex board of directors, in consultation with its outside legal counsel, determined not to move forward with Party B in light of the uncertainties surrounding its revised offer and, at the Numerex board of directors’ instruction, a representative of Deutsche Bank informed Party B on October 10, 2016 that Numerex would not respond or engage in further discussions regarding the current offer. Party B did not submit any additional proposals to Numerex, and Numerex considered the offer to be withdrawn.

Between October 8, 2016 and October 28, 2016, Party C conducted extensive business and legal due diligence, and senior management of Numerex and Party C met to discuss Numerex’s current business plans and future strategies. During that same time period, Party C’s and Numerex’s legal counsel, in consultation with Deutsche Bank and Numerex senior management, were negotiating the terms of a definitive merger agreement. On October 24, 2016, Party C notified Numerex that it had satisfied the conditions of the exclusivity agreement and thus the exclusivity period was automatically extended to 11:59 p.m. on November 7, 2016. On October 28, 2016, Party C’s Chief Executive Officer called Mr. Zionts to inform Numerex that Party C was no longer interested in moving forward with a potential transaction. Party C’s financial advisor also contacted a representative of Deutsche Bank to convey the same message. Party C’s financial advisor advised a representative of Deutsche Bank that, among other things, Party C was not comfortable with Numerex’s business plan.

Following termination of the negotiations with Party C, the Numerex board of directors instructed management to focus on improving Numerex’s operating results and financial condition. In addition, following that meeting, the Numerex board of directors authorized a series of cost reduction initiatives.

In early October, a representative of Party D approached a member of the Working Group to express an interest in exploring a potential transaction with Numerex. Following this discussion, Mr. Zionts and the director spoke with representatives of Deutsche Bank and outside legal counsel and instructed them to negotiate a non-disclosure agreement with Party D. Following execution of the non-disclosure agreement, Mr. Zionts met with a representative of Party D. In late November 2016, a representative of Party D informed a representative of Deutsche Bank and the same member of the Working Group that Party D did not intend to proceed with a transaction as Party D did not see a compelling strategic fit.

On January 10, 2017, the Numerex board of directors terminated the employment of Mr. Zionts and appointed Mr. Gayron as Interim Chief Executive Officer and Chief Financial Officer and Kelly Gay as Chief Operating Officer. On January 16, 2017, following the Numerex announcement on January 11, 2017 of changes to its senior leadership, Jason Cohenour, Sierra Wireless’ CEO contacted Stratton Nicolaides, the Chairman of Numerex’s board of directors, to arrange a call. This call occurred on January 26, 2017 and the parties discussed Sierra Wireless’ interest in reengaging in discussions with Numerex regarding a possible transaction. In a follow-up conversation the next day, the parties agreed to arrange an additional meeting among a small number of representatives from each company.

During this time, Numerex had also begun to experience difficulties in meeting certain financial covenants under its existing $17 million term loan facility with Crystal Financial LLC (which we refer to as “Crystal”), and Numerex management had begun the process of seeking a new lender to refinance the Crystal loan. Beginning in early February 2017, Numerex management had been engaged in active negotiations to refinance the Crystal loan. On March 14, 2017, the potential new lender informed Numerex management that it determined not to complete the financing. The closing of the financing had been scheduled for March 15, 2017.

Absent a waiver, amendment or refinancing of the Crystal loan, Numerex would not have been in compliance with certain covenants, including financial covenants, in its loan agreement. As a result, absent a waiver, amendment or refinancing of the Crystal loan prior to filing its annual report for the year ended December 31, 2016, Numerex management concluded that it would have been required to reclassify its long-term debt as a current liability as of December 31, 2016.

The Numerex board of directors directed management to explore options to restructure Numerex’s senior indebtedness, obtain alternative financing or an additional equity infusion or some combination of these measures with its existing and potential financing sources. At this time, management contacted Crystal to seek a waiver of the existing events of default under the Crystal loan agreement, informed Numerex’s independent accountants of the development, and filed a notification of a late filing for its annual report for the year ended December 31, 2016 with the SEC to extend the filing deadline until March 31, 2017.

Crystal agreed to grant a waiver of some of the covenants under the Crystal loan subject to certain conditions. Crystal required, among other things, a $5 million prepayment of the loan and amendments to the loan agreement to provide for, among other things, (i) an additional $2 million prepayment if Numerex had not entered into a definitive agreement with respect to a merger or sale transaction by June 1, 2017 (which date was later extended to June 7, 2017), and (ii) a requirement to retain an investment banker if an agreement relating to a sale of Numerex or a refinancing of the Crystal loan had not been entered into by June 1, 2017 (which date was later extended to June 7, 2017).

On March 14 and March 15, 2017, the Numerex board of directors held a telephonic meeting to review the status of negotiations with Crystal and to discuss possible alternatives for funding the $5 million prepayment to Crystal, including the advisability of seeking additional capital. The Numerex board of directors considered re-engaging with other lenders to refinance the balance of the Crystal loan, raising capital through a sale of common stock (including a significant commitment from board members to participate in any such capital raise) or convertible securities, or issuing debt subordinated to the Crystal loan. On March 16, 2017, the Numerex board of directors convened another telephonic meeting. At the invitation of the Numerex board of directors, Numerex’s Pennsylvania legal counsel addressed the fiduciary duties of a board of directors under Pennsylvania law in connection with raising capital, a change in control transaction, and other scenarios. Specifically, Pennsylvania legal counsel focused on the differences in the fiduciary duty standards applicable to the Numerex board of directors under Pennsylvania law as compared to those of a board of directors of a corporation incorporated under Delaware law. Pennsylvania counsel also discussed the Numerex board of directors’ fiduciary duties in connection with evaluating financing alternatives, including those involving the participation of directors and executive officers in an equity offering.

At the Numerex board of directors meeting held on March 17, 2017, Brian Igoe, a Numerex director and Chief Investment Officer of the Rainin Group, Inc., advised the Numerex board of directors that he believed that the Kenneth Rainin Foundation (which we refer to as “KRF”) might have an interest in providing a $5 million senior subordinated loan to Numerex to satisfy the required prepayment to Crystal. The Numerex board of directors asked that Mr. Igoe prepare a term sheet outlining the terms of the proposed loan for consideration.

On March 15, 2017, Deutsche Bank provided Sierra Wireless with a document that included a business update focusing on Numerex’s near-term financial performance. On March 17, 2017, Sierra Wireless contacted Numerex to again resume discussions regarding Sierra Wireless’ strategic interest in potentially acquiring Numerex. On that same day, management from both companies and their respective advisors reviewed the business update material on a conference call. On March 21, 2017, in response to questions from representatives of Sierra Wireless, Numerex provided additional information.

On March 23, 2017, Sierra Wireless submitted a non-binding offer to the Numerex board of directors with respect to a possible combination of the two companies. Sierra Wireless’ offer noted that while its initial interest was primarily limited to certain assets of Numerex’s business, Sierra Wireless’ thinking had evolved to include the entire Numerex business. Sierra Wireless’ initial indicative offer was to acquire all of Numerex’s outstanding shares of common stock for the consideration of 0.2063 of a common share of Sierra Wireless per share of Numerex common stock, which implied a purchase price of $6.20 per share of Numerex common stock based on the closing price of Sierra Wireless common shares on March 23, 2017 and a 28% premium to the 20-day volume weighted average price of Numerex’s common stock on that date.

On March 23, 2017, the Numerex board of directors considered a term sheet from KRF outlining the terms of a proposed $5 million dollar senior subordinated note, which included a commitment to fund by March 30, 2017. The Numerex board of directors considered that an equity offering of common stock or convertible securities would be dilutive to existing stockholders and might not raise $5 million. The Numerex board of directors also considered approaching other possible lenders to refinance all or part of the Crystal loan, but concluded that negotiating new loan agreements would take several weeks.

On March 24, 2017, the Numerex board of directors held a telephonic board meeting, with representatives of Deutsche Bank, senior management and outside legal counsel participating. A representative of Deutsche Bank reviewed the financial terms of the Sierra Wireless offer. The Numerex board of directors discussed with Deutsche Bank and outside legal counsel the nature and extent of the process that would be necessary to validate the terms of the offer taking into account, among other things, that Numerex had recently conducted an extensive search in connection with evaluating other offers and the Numerex board of directors’ fiduciary duties under Pennsylvania law. Taking into account the views of Deutsche Bank and its outside legal counsel, the Numerex board of directors concluded that while it was not necessary to conduct another wide-ranging market check, Deutsche Bank should approach two parties, including Party C, to see whether any of them had an interest in making an offer to acquire Numerex at this time. Neither of such parties submitted an offer to acquire Numerex in response to the outreach from Deutsche Bank. In the course of this discussion, the Numerex board of directors discussed with Deutsche Bank and outside legal counsel the fact that the market price for Numerex’s common stock had been adversely affected in light of recent events and determined that Deutsche Bank should contact RBC, Sierra Wireless’ financial advisor, to seek to negotiate a higher offer price in light of recent trading price ranges, the restructuring initiatives to improve Numerex’s financial condition, and the anticipated synergies of a combination. The Numerex board of directors also authorized Deutsche Bank to offer Sierra Wireless a period of exclusivity if it increased its offer price. Following the March 24, 2017 meeting of the Numerex board of directors, a representative of Deutsche Bank contacted RBC and asked that Sierra Wireless consider increasing its offer price in light of the factors described above in exchange for Numerex agreeing to an exclusivity period. A similar call took place on March 29, 2017 between Sierra Wireless’ Chief Executive Officer and Numerex’s Chairman.

On March 30, 2017, the Numerex board of directors, after reviewing the term sheets that had been provided to Numerex by other potential lenders earlier in the year when Numerex was looking for a new lender to refinance the Crystal loan, concluded that the proposed $5 million senior subordinated loan from KRF presented the highest likelihood of success and was the best alternative available to Numerex and its stockholders. Mr. Igoe did not participate in the negotiation of the terms or the Numerex board of directors’ deliberations with respect the senior subordinated promissory note.

On March 31, 2017, Numerex completed the $5 million prepayment of the Crystal loan with the proceeds of the KRF senior subordinated promissory note. In addition, Mr. Igoe joined the Working Group.

In the meantime, Numerex continued to seek a new lender to refinance the remaining $12 million Crystal loan, and began discussions with Hale Capital Partners LP (which we refer to as “Hale Capital”) in late March 2017. Around this time, as discussed further below, Sierra Wireless had resumed its discussions with Numerex, and the Numerex board of directors determined that, in light of Numerex’s obligations under the amendment to the Crystal loan agreement entered into in connection with Crystal’s waiver of certain events of default, it was in the best interest of Numerex to proceed on the dual path of negotiating the terms of a new financing facility with Hale Capital and continuing the discussions with Sierra Wireless regarding a potential transaction.

On April 10, 2017, Sierra Wireless submitted a revised non-binding offer to acquire all of the outstanding shares of Numerex for the consideration of 0.2586 of a common share of Sierra Wireless for each share of Numerex common stock, which implied a purchase price of $6.75 per share of Numerex common stock based on the closing price of Sierra Wireless common shares on April 7, 2017 and a 47% premium to the 20-day volume weighted average price of Numerex’s common stock on that date. In connection with its offer, Sierra Wireless indicated that it would require Numerex to enter into an exclusivity arrangement that would extend until June 9, 2017. The offer also did not address whether Numerex would be permitted to conduct reverse due diligence on Sierra Wireless. On April 11, 2017, the Numerex board of directors convened a telephonic board meeting, with representatives of Deutsche Bank and legal counsel, to consider Sierra Wireless’ revised offer. A Deutsche Bank representative compared the revised offer to Sierra Wireless’ original offer. The Numerex board of directors requested that Numerex management review and prepare a counter-offer, with the assistance of Deutsche Bank and outside legal counsel, to remove certain proposed closing conditions, to clarify that Numerex would conduct due diligence on Sierra Wireless, and to limit exclusivity to 30 days with an automatic 15-day extension if Sierra Wireless was working in good faith to reach agreement on the terms set forth in the counter-offer. On April 13, 2017, Deutsche Bank sent the proposed counter-offer to RBC.

In response to Numerex’s proposed changes to the offer and Deutsche Bank’s discussions with RBC, on April 20, 2017, Sierra Wireless delivered a revised offer to acquire all of the outstanding shares of Numerex for the consideration of 0.2586 of a common share of Sierra Wireless for each share of Numerex common stock, which implied a purchase price of $6.75 per share of Numerex common stock based on the closing price per share of Sierra Wireless on April 7, 2017. The Numerex board of directors met telephonically on April 21, 2017 with its legal and financial advisors to review the revised offer. Following the discussion, the Numerex board of directors approved the revised offer and authorized Mr. Gayron to countersign it on behalf of Numerex.

On April 24, 2017, Numerex signed Sierra Wireless’ non-binding offer. On that same day, at the request of Numerex management, Numerex’s outside legal counsel began drafting a merger agreement. In May 2017, Numerex engaged Canadian legal counsel. Canadian counsel reviewed drafts of the merger agreement for issues arising under Canadian law. In addition, Canadian counsel evaluated the need for any Canadian regulatory approvals.

From April 25 to June 8, 2017, Sierra Wireless conducted business, financial and legal due diligence on Numerex, including management meetings between Messrs. Cohenour, McLennan (Sierra Wireless’ CFO) and Gayron and Ms. Gay. A two-day diligence session was held in Atlanta on May 15 and May 16, 2017 at which Numerex management presented detailed information about Numerex’s business and product lines, market trends, historical and projected financials, organizational structure, potential merger synergies and other operating areas of Numerex’s business to Sierra Wireless management and RBC.

On May 23, 2017, prior to the expiry of the exclusivity period on May 24, 2017, RBC provided an update to Deutsche Bank with regard to due diligence findings and consequently, valuation concerns that would result in Sierra Wireless no longer being able to agree to the exchange ratio indicated in the non-binding offer letter signed on April 24, 2017.

On June 7, 2017, in light of Numerex’s obligations under the amendment to the Crystal loan agreement, Numerex entered into a note purchase agreement with HCP-FVF, LLC, an affiliate of Hale Capital, as collateral agent and as purchaser, pursuant to which Numerex issued to HCP-FVF, LLC senior secured promissory notes in an aggregate original principal amount of $13.5 million, the proceeds of which were used to repay the outstanding Crystal loan. In connection with its agreement to provide such financing to Numerex, Hale Capital required that Numerex issue to HCP-FVF, LLC detachable warrants to purchase up to 895,944 shares of Numerex common stock (subject to adjustment), which warrants were issued with an exercise price equal to $4.14 per share.

On June 8, 2017, Sierra Wireless sent a revised non-binding proposal to the Numerex board of directors. Citing the results of its due diligence to date, Sierra Wireless now proposed to acquire all of Numerex’s outstanding common shares for the consideration of 0.1846 of a common share of Sierra Wireless for each share of Numerex common stock, which implied, based on the 5-day volume weighted average share price of Sierra Wireless shares ending June 8, 2017, a purchase price of $5.50 per each share of Numerex common stock and a 32% premium to the 20-day volume weighted average price of Numerex’s common stock on that date. At a telephonic meeting of the Numerex board of directors on June 9, 2017, in which representatives of Deutsche Bank and outside counsel participated, representatives of Deutsche Bank reviewed with the Numerex board of directors the financial terms of the current Sierra Wireless offer and advised the Numerex board of directors that Sierra Wireless had requested additional time to complete business and commercial due diligence and to consider various legal matters, tax considerations and structuring. The Numerex board of directors authorized management to proceed, but proposed to limit the exclusivity period to June 30, 2017, without any further extensions. On June 13, 2017, Numerex’s outside legal counsel delivered a draft of the merger agreement to Sierra Wireless’ legal counsel.

On June 22, 2017, Messrs. Singer, and Gayron and Ms. Gay met with representatives of senior management of Sierra Wireless, including Messrs. Cohenour and McLennan, to conduct reverse due diligence on Sierra Wireless. Representatives of Deutsche Bank and RBC were also present at this meeting. At the meeting, Messrs. Cohenour and McLennan reviewed Sierra Wireless’ business and product lines, market trends, competitive landscape, organizational matters, business model, financial results, and analyst expectations. At this meeting, Mr. Gayron provided an update regarding Numerex’s expected second quarter financial results for fiscal 2017 and an outlook for the balance of the year.

On June 23, 2017, a representative of RBC contacted a representative of Deutsche Bank and informed him that Sierra Wireless was suspending work on the transaction pending a Sierra Wireless board of directors meeting scheduled for June 28, 2017 at which it would decide whether to move forward with the transaction. RBC indicated that Sierra Wireless was concerned about Numerex’s financial performance during the second quarter and its ability to meet its business plan for 2017 and beyond.

On June 26, 2017, the Numerex board of directors held a telephonic meeting, with representatives of Deutsche Bank and outside legal counsel present, to discuss the status of the transaction. Representatives of Deutsche Bank explained the concerns that had been relayed by RBC. At that meeting, the Numerex board of directors agreed that Mr. Singer should contact Kent Thexton, the Chairman of Sierra Wireless’ board of directors, to explore Sierra Wireless’ continued commitment to a transaction with Numerex. On June 27, 2017, Mr. Singer and Mr. Thexton spoke by telephone. After the Sierra Wireless board of directors meeting on June 28, 2017, RBC contacted Deutsche Bank and indicated that Sierra Wireless’ management and board of directors were still deliberating the merits of the transaction and that Mr. Thexton would contact Mr. Singer over that upcoming weekend to discuss their decision and any potential next steps. Representatives of Deutsche Bank updated the Working Group regarding the information relayed by RBC.

On July 2, 2017, Mr. Thexton telephoned Mr. Singer and confirmed Sierra Wireless’ commitment to completing the transaction. Mr. Thexton also requested certain additional diligence information.

Between July 12 and July 17, 2017, Numerex’s and Sierra Wireless’ senior management teams continued to discuss certain diligence issues, including Numerex’s second-half business forecasts. At the same time, outside legal counsel to each of Numerex and Sierra Wireless continued to exchange drafts of the merger agreement and disclosure schedules. In addition, such outside legal counsel respectively analyzed regulatory issues such as required Hart-Scott-Rodino Act filings and any requirements imposed by Canadian or U.S. telecommunications laws or regulations. Also during this time period, Mr. Singer had periodic calls with Mr. Thexton to discuss the status of the negotiations and resolve open items.

On July 20, 2017, certain directors, members of senior management, and outside legal counsel of each of Numerex and Sierra Wireless held a call to address Sierra Wireless’ remaining due diligence questions.

On July 21, 2017, Sierra Wireless’ legal counsel provided drafts of voting support agreements that it would seek from certain members of the Numerex board of directors and certain of its significant stockholders. Numerex’s outside legal counsel reviewed these drafts, provided comments and conferred with Pennsylvania counsel regarding the ability of a potential buyer to use voting agreements to aggregate votes for a transaction. On July 26, 2017, Sierra Wireless’ legal counsel delivered revised drafts of voting support agreements that were provided to the significant stockholders for review. Thereafter, representatives of each of Sierra Wireless and the significant stockholders continued to negotiate and finalize the terms of the voting agreements.

As discussed above, in connection with the Hale Capital financing, Numerex had issued a warrant to Hale Capital to purchase up to 895,944 shares of Numerex common stock (subject to adjustment). Under the terms of that warrant, in conjunction with a fundamental transaction such as the proposed merger, the acquiring corporation could assume the obligations under the warrant or Hale Capital could elect to participate in the transaction as if it had exercised the warrant or Hale Capital could require that Numerex purchase the warrant based on a formula specified in the warrant. That formula would result in a purchase price that would float until the closing of the merger.

On July 26, 2017, legal counsel for each of Numerex and Sierra Wireless held a telephone call to discuss the terms of the Hale Capital warrant. Numerex’s legal counsel suggested that Sierra Wireless consider issuing warrants to purchase Sierra Wireless common shares in exchange for the Hale Capital warrant. Sierra Wireless declined to issue such warrants and maintained its position as per the original proposal that the Hale Capital warrant be exercised into Numerex common stock. Numerex’s outside legal counsel reported Sierra Wireless’ position to members of Numerex senior management, representatives of Deutsche Bank, Mr. Singer, and Mr. Igoe.

On July 27, 2017, Numerex’s outside legal counsel again contacted Sierra Wireless’ legal counsel, and advised them that Numerex had been informed by Hale’s legal counsel that, after discussion with Hale Capital’s investment committee, Hale Capital would not be willing to exercise the warrant (or have it deemed exercised), and wanted to exercise its buy-out right.

On July 28, 2017, after speaking with a principal at Hale Capital, Mr. Igoe reported to the Working Group, representatives of Deutsche Bank and Numerex’s outside legal counsel that Hale Capital had agreed to a fixed buy-out price of $4.0 million for the warrant. Following this discussion, a representative of Deutsche Bank advised a representative of RBC regarding Hale Capital’s proposal.

Shortly thereafter, a representative of RBC advised a representative of Deutsche Bank that Sierra Wireless expressed serious concern regarding the additional costs associated with the Hale Capital warrant and was reconsidering whether it wanted to proceed with the transaction. The Working Group then spoke by telephone with representatives of Deutsche Bank and Numerex’s outside legal counsel and determined that the best way to proceed with the transaction was to modify the exchange ratio to compensate Sierra Wireless for the additional cost to be incurred in connection with the purchase of the Hale Capital warrant and instructed Deutsche Bank to speak with RBC to convey this proposal. In addition, Mr. Singer contacted Mr. Thexton to convey the same message.

Following this discussion, in accordance with such direction, a representative of Deutsche Bank advised RBC of this development and discussed the implications of the additional expense to the proposed exchange ratio. During their conversation, representatives of Deutsche Bank and RBC determined that the incremental cost translated to a reduction in the exchange ratio by 0.0046.

At a meeting of the full Numerex board of directors on July 31, 2017, a representative of Deutsche Bank compared Sierra Wireless’ prior offer and its revised offer, noting that the reduction in the exchange ratio from 0.1846 to 0.1800 reduced the implied value of the offer price by approximately $0.14 per share of Numerex common stock based on the closing price of a Sierra Wireless common share on July 28, 2017, and compared certain financial metrics of this implied value with similar metrics for certain selected companies and transactions. Following discussion, the Numerex board of directors approved moving forward with a transaction with Sierra Wireless at the reduced exchange ratio of 0.1800 of a common share of Sierra Wireless per share of Numerex common stock.

On August 1, 2017, Messrs. Cohenour and McLennan provided Messrs. Gayron and Singer with an update on Sierra Wireless financial matters. On August 2, 2017, the Numerex board of directors convened to review the final terms of the merger agreement and voting agreements, copies of which had been provided to the Numerex board of directors prior to the meeting. Representatives of Deutsche Bank and Numerex’s outside legal counsel participated in the meeting.

At the meeting, representatives of Deutsche Bank reviewed and discussed with the Numerex board of directors certain financial analyses with respect to the exchange ratio of 0.1800 of a Sierra Wireless common share per share of Numerex common stock and rendered an oral opinion to the Numerex board of directors, confirmed by delivery of a written opinion dated August 2, 2017, to the effect that as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection therewith, as described in Deutsche Bank’s opinion, the exchange ratio of 0.1800 of a Sierra Wireless common share per share of Numerex common stock was fair, from a financial point of view, to the holders of Numerex common stock (other than Sierra Wireless and its affiliates). A copy of such opinion is attached as Annex B to this proxy statement/prospectus.

Representatives of Numerex’s outside legal counsel then reviewed the terms of the final merger agreement with the members of the Numerex board of directors and also discussed the final voting agreements that would be entered into with Messrs. Nicolaides, Holcombe, and Ryan, as well as two significant stockholders of Numerex. Following consideration of the merger agreement and the transactions contemplated by the merger agreement, the Numerex board of directors unanimously: (i) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement; (ii) determined that the terms of the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of Numerex and to its stockholders; (iii) authorized and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement; and (iv) recommended that Numerex stockholders adopt the merger agreement at a special meeting of holders of Numerex common stock to be duly called and held for such purpose.

In the afternoon of August 2, 2017, after market close, Sierra Wireless issued a press release announcing the merger agreement.

Board of Directors and Management of Sierra Wireless after the Merger

Board of Directors

The merger agreement does not contemplate any changes to Sierra Wireless’ current board of directors. Information about Sierra Wireless’ current board of directors is incorporated herein by reference from Sierra Wireless’ Notice of 2017 Annual General Meeting and Management Information Circular, furnished to the SEC on Form 6-K on April 20, 2017. For more information, see the section entitled “The Merger Agreement—Effects of the Merger—Sierra Wireless Governance and Other Matters.”

Management

The merger agreement does not contemplate any changes to Sierra Wireless’ executive officers. Information about Sierra Wireless’ executive officers is incorporated herein by reference from Sierra Wireless’ Annual Information Form, filed with the SEC as part of its Annual Report on Form 40-F for the year ended December 31, 2016.

Sierra Wireless’ Reasons for the Merger

At its meeting held on August 2, 2017, after due consideration and consultation with Sierra Wireless’ management and outside legal and financial advisors, the Sierra Wireless board of directors unanimously approved the merger agreement and the transactions contemplated thereby. In doing so, the Sierra Wireless board of directors re-confirmed the strategic considerations underlying the acquisition of Numerex, including the following:

•	adding significant scale to Sierra Wireless’ base of recurring services revenue;

•	combining Numerex and Sierra Wireless’ strong business and technology platforms to drive global IoT services;

•	enhancing Sierra Wireless’ business model by increasing recurring and mix of higher gross margin revenue;

•	expanding Sierra Wireless’ subscriber base in the United States;

•	increasing the scope of North America carrier agreements in place;

•	expanding sales and support capacity in the organization; and

•	further solidifying Sierra Wireless as a leader in device-to-cloud solutions for the IoT.

In making its determination, the Sierra Wireless board of directors considered a number of factors, including, but not limited to, the following:

•	the expectation that the merger will be accretive to earnings per share for Sierra Wireless shareholders once anticipated efficiencies and growth are fully realized;

•	the availability of other targets for strategic acquisitions, including potential targets with quality IoT capabilities;

•	the integration plan for Numerex within the Cloud & Connectivity Services business unit of Sierra Wireless;

•	synergy opportunities, balanced with the expectation that some investment will be required to enhance certain operating capabilities;

•	strategic Mobile Network Operator relationships;

•	leveraging other Sierra Wireless business units and corporate functions to improve the business model;

•	the expansion of Sierra Wireless’ sales and channel capacity;

•	the Sierra Wireless board of directors’ understanding of Numerex’s business, assets, financial condition and results of operations, competitive position and historical and projected financial performance;

•	the fact that legal, accounting and financial due diligence was conducted with respect to Numerex’s operations and its corporate and financial matters;

•	favorable terms of the merger agreement, including:

•	a balanced valuation with the merger consideration reflecting the value of the Numerex business and accounting for recent performance and the need to invest in Numerex’s business in order to return it to growth;

•	support for the transaction by key Numerex stockholders;

•	the fact that the exchange ratio is fixed and will not be adjusted for fluctuations in the market price of Sierra Wireless common shares or Numerex common stock;

•	restrictions on Numerex’s ability to solicit alternative business combination transactions and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative business combinations transaction with Numerex, as further discussed in the section entitled “The Merger Agreement—No-Solicitation”; and

•	the obligation of Numerex to pay Sierra Wireless a termination fee of approximately $4,012,500 upon termination of the merger agreement under specified circumstances, as further discussed in the section entitled “The Merger Agreement—Termination of the Merger Agreement”; and

•	the probability that the conditions to the merger will be satisfied.

In connection with its deliberations relating to the merger, the Sierra Wireless board of directors also considered potential risks and negative factors concerning the merger and the other transactions contemplated by the merger agreement, including, but not limited to, the following:

•	the risks associated with the closing conditions of the merger, including the risk that the merger might not be completed in a timely manner or at all;

•	the potential distraction to Sierra Wireless’ current business and specific initiatives;

•	the difficulties and management challenges inherent in integrating the business, operations and workforce of Numerex with those of Sierra Wireless;

•	the difficulties and management challenges inherent in returning the Numerex business to profitable growth;

•	Sierra Wireless’ assessment of the achievability of Numerex’s financial projections, including those described under “The Merger Proposal – Numerex Unaudited Prospective Financial Information,” and its expectation that the merger will not be accretive to earnings per share until approximately 12 months after the closing, assuming efficiencies and anticipated growth are fully realized;

•	the effect that the length of time from announcement until closing could have on the market price of Sierra Wireless common shares, Sierra Wireless’ operating results (particularly in light of the significant costs incurred in connection with the merger) and the relationships with Sierra Wireless’ employees, shareholders, customers, suppliers, regulators, partners and others that do business with Sierra Wireless;

•	the risk that the anticipated benefits of the merger will not be realized in full or in part, including the risk that expected synergies, expected growth and expected cost savings will not be achieved or not achieved in the expected time frame;

•	the risk of diverting the attention of Sierra Wireless’ senior management from other strategic priorities to implement the merger and make arrangements for integration of Sierra Wireless’ and Numerex’s operations and infrastructure following the merger;

•	the potential impact on the market price of Sierra Wireless common shares as a result of the issuance of the merger consideration to Numerex stockholders;

•	risks associated with managing the technology transitions; and

•	the risks described in the section entitled “Risk Factors.”

After consideration of these factors the Sierra Wireless board of directors determined that, overall, the potential benefits of the merger outweighed the potential risks.

The foregoing discussion of factors considered by the Sierra Wireless board of directors is not intended to be exhaustive but includes the material information and factors considered by the Sierra Wireless board of directors in its consideration of the merger and the merger agreement. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Sierra Wireless board of directors did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger and the merger agreement. In addition, individual members of the Sierra Wireless board of directors may have given differing weights to different factors. The Sierra Wireless board of directors conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Sierra Wireless’ management and outside legal and financial advisors.

The foregoing description of Sierra Wireless’ consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Numerex’s Reasons for the Merger; Recommendation of the Numerex Board of Directors

At its meeting held on August 2, 2017, after due consideration and consultation with Numerex’s management and outside legal and financial advisors, the Numerex board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were fair to, and in the best interests of, Numerex and its stockholders and approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement. THE NUMEREX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NUMEREX STOCKHOLDERS VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

In evaluating the merger agreement and the transactions contemplated by the merger agreement, including the merger, the Numerex board of directors consulted with senior management, as well as Deutsche Bank and Numerex’s external legal counsel. In the course of making the determination that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to and in the best interests of Numerex and its stockholders and to recommend that Numerex’s stockholders vote in favor of the adoption of the merger agreement, the Numerex board of directors considered numerous factors, including the following non-exhaustive list of factors and benefits of the merger, each of which the Numerex board of directors believed supported its unanimous determination and recommendation:

•	Business and Financial Condition of Numerex. The Numerex board of directors considered Numerex’s business, financial condition, results of operations, competitive position, properties, assets and prospects as well as its long-term plan. The Numerex board of directors considered, among other factors that the holders of Numerex common stock would continue to be subject to the risks and uncertainties of Numerex executing on its long-term plan if it remained independent. These risks and uncertainties included risks relating to Numerex’s ability to identify sources and obtain additional debt or equity financing, and other risks inherent in its long-term plan. The Numerex board of directors considered Numerex’s need for, and availability on acceptable terms or at all, of additional funding and assessed potential cost-cutting measures that would be necessary to continue operating as a standalone company. The Numerex board of directors weighed the substantial risk and uncertainty associated with remaining a stand-alone entity, as compared to the benefit of combining with Sierra Wireless and the greater resources, capabilities and financial stability offered from such a combination.

•	Strength of the Combined Company. The Numerex board of directors considered the benefits from the expected strength of the combined company, including the complementary nature of Sierra Wireless’ business and operations, culture and product mix, strategic focus, target markets and client service, and the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, product offerings and footprint. The Numerex board also considered the fact that merger would enable the Numerex stockholders, who will own approximately 10% of the combined company, to participate in the future earnings and growth of the combined company.

•	Strategic Alternatives. The Numerex board of directors considered its belief, especially in view of the results of the solicitation of interest from other strategic partners, that the value offered by Sierra Wireless to holders of Numerex common stock in the merger was more favorable to holders of Numerex common stock than the potential value of remaining an independent public company.

•

Merger Consideration. The Numerex board of directors considered the fact that the merger consideration represented, on a pro forma basis, ownership by Numerex stockholders of approximately 10% of the combined company following the consummation of the merger. The Numerex board also considered that, at the time of approving the transaction, the fact that the exchange ratio of 0.1800 represented a premium of approximately 17.5% to Numerex’s volume weighted average share price for the 20 trading day period ending August 1, 2017. The Numerex board of directors also concluded that, in its view, it had obtained Sierra Wireless’ best and final offer, and that, as of the date of the merger agreement, the merger consideration represented the highest consideration reasonably obtainable.

•	Deutsche Bank’s Fairness Opinion and Related Analyses. The Numerex board of directors considered Deutsche Bank’s financial analysis with respect to the exchange ratio of 0.1800 of a Sierra Wireless common share per share of Numerex common stock and the oral opinion to the Numerex board of directors, confirmed by delivery of a written opinion dated August 2, 2017, to the effect that as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection therewith, as described in Deutsche Bank’s opinion, the exchange ratio of 0.1800 of a Sierra Wireless common share per share of Numerex common stock was fair, from a financial point of view, to the holders of Numerex common stock (other than Sierra Wireless and its affiliates).

•	Fixed Exchange Ratio. The Numerex board considered the fact that the exchange ratio is fixed, which the Numerex board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction.

•	Limited Potentially Interested Counterparties. The Numerex board of directors considered the results of the strategic review process undertaken by Numerex in 2016 and 2017 and, taking into account the advice of Deutsche Bank, concluded that there was only a limited number of potentially interested and capable counterparties that had both the capacity to compete with the terms proposed by Sierra Wireless and the demonstrated interest in Numerex’s business. The Numerex board of directors also considered that the merger agreement allows Numerex to respond to unsolicited takeover proposals if another party decided to approach Numerex and make an offer prior to the stockholder vote.

•	Strategic Competitive Advantage of Combined Company. The Numerex board believed that the combined company will have a powerful business and technology platform that will enable the combined company to drive a global leadership position in IoT services and solutions. The Numerex board also believed that the merger will strengthen Numerex’s business, advance its product offerings, and accelerate the growth of its recurring revenue streams, providing Numerex stockholders the opportunity to participate in the considerable upside potential of the combined company.

•	Negotiation Process and Procedural Fairness. The Numerex board of directors considered the fact that the terms of the merger were the result of robust arm’s-length negotiations conducted by Numerex, with the knowledge and at the direction of the Numerex board of directors, and with the assistance of its financial and legal advisors.

•	Type of Consideration. The Numerex board of directors considered that the merger consideration is to be paid in stock of Sierra Wireless, which provides holders Numerex common stock with the ability to participate in the future growth of Numerex’s and Sierra Wireless’ respective businesses while limiting Numerex’s significant business risks if it were to remain a stand-alone entity. In addition, the Sierra Wireless shares to be received will be freely tradeable in the public market following closing. The Numerex board believed that Sierra Wireless common shares represented a highly attractive form of consideration for Numerex stockholders, and its expectation that Numerex stockholders would benefit from holding such consideration and benefiting from the strategic value of the combination over the long term.

•	Likelihood of Completion; Certainty of Closing. The Numerex board of directors considered its belief that the merger will likely be consummated, based on, among other factors:

•	the fact that the conditions to the merger are specific and limited in scope;

•	the absence of any financing or Sierra Wireless shareholder vote conditions to consummation of the merger; and

•	the reputation of Sierra Wireless.

•	Speed of Completion. The Numerex board of directors considered the anticipated timing of the consummation of the transactions contemplated by the merger agreement, and the structure of the merger, which, subject to the satisfaction or waiver of the applicable conditions set forth in the merger agreement, should allow stockholders to receive the consideration for their shares of Numerex common stock in a relatively short time frame. The Numerex board of directors considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which Numerex’s business would be subject to the potential disruption and uncertainty pending closing.

•	Certain Numerex Management Projections. The Numerex board of directors considered the financial forecasts for Numerex prepared by Numerex’s management, which reflect an application of various commercial assumptions of Numerex’s senior management to the latest available long-term plans of Numerex.

•	Other Terms of the Merger Agreement. The Numerex board of directors considered other terms of the merger agreement. Certain provisions of the merger agreement that the Numerex board of directors considered important included:

•	Ability to Respond to Unsolicited Takeover Proposals. Prior to the receipt of Numerex stockholder approval or termination of the merger agreement, the Numerex board of directors may provide non-confidential information and/or engage in discussions or negotiations in connection with an unsolicited bona fide written takeover proposal if the Numerex board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such takeover proposal is, or would reasonably be expected to lead to, a superior proposal and that the failure to take such action would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable law, subject to certain notice requirements in favor of Sierra Wireless and the entry into an acceptable confidentiality agreement.

•	Numerex Adverse Recommendation Change in Response to a Superior Proposal; Ability to Accept a Superior Proposal. The Numerex board of directors may, in connection with a superior proposal, effect a change in recommendation if the Numerex board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable law, and/or cause Numerex to terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal, subject, in each case, to a four-business day “match right” that would allow Sierra Wireless to match a superior proposal, and which will renew for two additional business days with any revisions to the financial terms or any material revisions to the other terms of the superior proposal.

•	General Numerex Adverse Recommendation Change. Upon the occurrence of certain intervening events, the Numerex board of directors may also effect a change in recommendation other than in response to a superior proposal if the Numerex board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable law, subject to a four-business day match right that would allow Sierra Wireless to make such adjustments to the terms and conditions of the merger agreement to allow the merger to be effected.

In reaching its determinations and recommendations described above, the Numerex board of directors also considered the following potentially negative factors:

•	Non-Solicitation Covenant. The Numerex board of directors considered that the merger agreement prohibits Numerex from soliciting takeover proposals from third parties.

•	Termination Fee. The Numerex board of directors considered the fact that Numerex must pay Sierra Wireless a termination fee of approximately $4,012,500, calculated as 3.75% of the aggregate equity value of the merger as of the date of signing the merger agreement, if the merger agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless Numerex entered into a more favorable transaction. The Numerex board of directors also recognized that the provisions in the merger agreement relating to these fees were insisted upon by Sierra Wireless as a condition to entering into the merger agreement.

•	Interim Operating Covenants. The Numerex board of directors considered that the merger agreement requires Numerex, prior to the consummation of the merger, to conduct its business in the ordinary course of business in all material respects and use commercially reasonable efforts to preserve intact its business organizations, preserve its advantageous relationships with employees, customers, suppliers, distributors, licensors, licensees and others having business dealings with it, and may limit Numerex from taking specified actions, subject to specific limitations, which may delay or prevent Numerex from undertaking strategic opportunities outside the ordinary course of business that may arise pending completion of the merger.

•

Risks the Merger May Not Be Completed. The Numerex board of directors considered the risk that the conditions to the merger, including regulatory approval under the HSR Act and failure to obtain stockholder approval, may not be satisfied and that, therefore, the merger may not be consummated. The Numerex board of directors also considered the risks and costs to Numerex if the merger is not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on employees, customers, suppliers, distributors, licensors, licensees and others that do business with Numerex and the potential effect on the market price of the shares of Numerex common stock.

•	Risks Associated with the Lack of Price Protection. The Numerex board of directors considered the risk of entering into a transaction with the consideration being a fixed percentage of the outstanding shares of Sierra Wireless common shares without a collar associated with the market price of Sierra Wireless’ shares. The Numerex board of directors recognized that the absence of a collar could significantly benefit Numerex stockholders in the event the market price of Sierra Wireless’ shares increases, but could also limit the value to be received by Numerex stockholders in the event the market price of Sierra Wireless’ common shares decreased.

•	Absence of Sierra Wireless Management Projections. The Numerex board of directors considered that Sierra Wireless did not provide Numerex with internal annual financial forecasts for Sierra Wireless and that, instead, management of Sierra Wireless had discussed certain publicly available quarterly forecasts related to Sierra Wireless with Deutsche Bank, together with certain adjustments thereto and extrapolations thereof based on financial and operating metrics furnished to or discussed with Deutsche Bank by the management of Sierra Wireless.

•	Potential Conflicts of Interest. The Numerex board of directors considered the fact that Numerex’s executive officers and directors have financial interests in the transactions contemplated by the merger agreement, including the merger, that may be different from or in addition to those of other stockholders.

•	Other Risk Associated with the Merger. The Numerex board of directors also considered the risks associated with the integration of the two companies and the fact that the anticipated synergies of the combined entity may not be realized to the extent expected during the negotiations, or at all, as well as the overall business and industry-related risks involving Sierra Wireless’ business.

After considering the foregoing potentially negative and potentially positive factors, the Numerex board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the merger were outweighed by the potential benefits that it expected Numerex and its stockholders would achieve as a result of the transaction.

The foregoing discussion of the factors considered by the Numerex board of directors is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Numerex board of directors. After considering these factors, the Numerex board of directors concluded that the positive factors relating to the merger agreement and the merger substantially outweighed the potential negative factors. The Numerex board of directors collectively reached the conclusion to approve the merger agreement and the merger, in light of the various factors described above and other factors that the members of the Numerex board of directors believed were appropriate to consider. In view of the wide variety of factors considered by the Numerex board of directors in connection with its evaluation of the merger agreement and the merger, and the complexity of these matters, the Numerex board of directors did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Numerex board of directors made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors. It should be noted that this explanation of the reasoning of the Numerex board of directors and certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

In considering the recommendation of the Numerex board of directors, you should be aware that directors and executive officers of Numerex have interests in the proposed merger that are in addition to, or different from, any interests they might have as stockholders. For more information, see the section entitled “The Merger Proposal—Interests of Numerex’s Directors and Executive Officers in the Merger.”

Opinion of Numerex’s Financial Advisor

At the August 2, 2017 meeting of the Numerex board of directors, Deutsche Bank rendered its oral opinion to the Numerex board of directors, subsequently confirmed by delivery of a written opinion dated August 2, 2017, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered, limitations, qualifications and conditions on the review undertaken in connection therewith, as described in Deutsche Bank’s opinion, the exchange ratio was fair, from a financial point of view, to the holders of the outstanding shares of Numerex common stock (other than Sierra Wireless and its affiliates).

The full text of Deutsche Bank’s written opinion, dated August 2, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken by Deutsche Bank in connection with the opinion, is attached to this document as Annex B and is incorporated herein by reference (which we refer to as the “opinion”). The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the Numerex board of directors in connection with and for the purpose of its evaluation of the merger. Deutsche Bank’s opinion was limited to the fairness of the exchange ratio, from a financial point of view, to the holders of the outstanding shares of Numerex common stock (excluding Sierra Wireless and its affiliates) as of the date of the opinion. Deutsche Bank’s opinion did not address any other terms of the merger, the merger agreement, the Hale Agreement or any other agreement entered into or to be entered into in connection with the merger. The Numerex board of directors did not ask Deutsche Bank to, and Deutsche Bank’s opinion did not, address the fairness of the merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Numerex, nor did it address the fairness of the contemplated benefits of the merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Numerex to engage in the merger or the relative merits of the merger as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express any opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to how any holder of shares of Numerex common stock should vote with respect to the merger or any other matter. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to, or to be received by, any of the officers, directors, or employees of any party to the merger, or any class of such persons, in connection with the merger, whether relative to the exchange ratio or otherwise. In particular, Deutsche Bank expressed no opinion with respect to the consideration to be received by Hale Capital in exchange for the surrender of the Hale Warrant pursuant to the Hale Agreement or the relative fairness of the exchange ratio as compared with the consideration to be received by Hale Capital in exchange for the surrender of the Hale Warrant. Deutsche Bank’s opinion did not in any manner address the prices at which the Numerex common stock, the Sierra Wireless common shares or any other securities will trade following the announcement or completion of the merger.

In connection with Deutsche Bank’s role as financial advisor to Numerex, and in arriving at its opinion, Deutsche Bank reviewed (a) certain publicly available financial and other information concerning Numerex, certain internal analyses, financial forecasts and other information relating to Numerex prepared by management of Numerex (which we refer to as the “Numerex forecasts”), and (b) certain publicly available financial and other information concerning Sierra Wireless, including publicly available financial forecasts related to Sierra Wireless furnished to or discussed with Deutsche Bank by the management of Sierra Wireless and certain adjustments thereto and extrapolations thereof based on financial and operating metrics furnished to or discussed with Deutsche Bank by the management of Sierra Wireless, prepared at the direction of Numerex and approved by Numerex for Deutsche Bank’s use (which we refer to as the “Sierra Wireless forecasts”). Deutsche Bank also held discussions with certain senior officers of Numerex regarding the businesses and prospects of Numerex and Sierra Wireless, and with certain senior officers and other representatives and advisor of Sierra Wireless regarding the business and prospects of Sierra Wireless. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the Numerex common stock and the Sierra Wireless common shares;

•	to the extent publicly available, compared certain financial and stock market information for Numerex and Sierra Wireless with, to the extent publicly available, similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations, which Deutsche Bank deemed relevant;

•	reviewed the merger agreement and the Hale Agreement; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Numerex, Sierra Wireless or the combined company, including, without limitation, any financial information considered in connection with the rendering of Deutsche Bank’s opinion. Accordingly, for purposes of Deutsche Bank’s opinion, Deutsche Bank, with the knowledge and permission of the Numerex board of directors, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of Numerex, Sierra Wireless or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Numerex, Sierra Wireless or the combined company (or the impact of the merger thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the Numerex forecasts used in its analyses, Deutsche Bank assumed with the knowledge and permission of Numerex board of directors, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Numerex as to the matters covered thereby. As previously disclosed to the Numerex board of directors, Deutsche Bank was not provided with, and Deutsche Bank did not have access to, financial forecasts relating to Sierra Wireless prepared by the management of Sierra Wireless. Deutsche Bank was advised by the management of Sierra Wireless that Sierra Wireless was not aware of any facts or circumstances that would have caused it to conclude that the Sierra Wireless forecasts were not a reasonable basis, and, at the direction of Numerex, Deutsche Bank assumed that the Sierra Wireless forecasts were a reasonable basis, upon which to evaluate the future financial performance of Sierra Wireless and, accordingly, Deutsche Bank used Sierra Wireless forecasts for purposes of its analysis and opinion. In this regard, on August 1, 2017, upon completion of its latest forecast, management of Sierra Wireless updated management of Numerex on certain financial matters including preliminary second quarter 2017 results, which were ahead of Wall Street consensus estimates, as well as expected third quarter revenue guidance, which at the mid-point was aligned with Wall Street consensus estimates, and third quarter EPS guidance, which at the mid-point was $0.03 per share below Wall Street consensus estimates. Sierra Wireless’ management further indicated that the remainder of the 2017 forecast had not materially changed. The financial analyses described below were prepared prior to receipt of such information. While the Sierra Wireless forecasts and such financial analyses were not updated to reflect this additional information, Deutsche Bank did not believe that such information would be material to its analyses because the long-term forecasts had not changed. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of the Numerex forecasts or the Sierra Wireless forecasts or the assumptions on which they were based. Deutsche Bank also assumed, at the direction of Numerex, that the merger would qualify as a “reorganization” within the meaning of the Code. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which Deutsche Bank becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed with the knowledge and permission of the Numerex board of directors that, in all respects material to Deutsche Bank’s analysis, the merger would be consummated in accordance with the terms of the merger agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to Deutsche Bank’s analysis. Deutsche Bank also assumed with knowledge and permission of the Numerex board of directors that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the merger would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions would be imposed that would be material to Deutsche Bank’s analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and relied on the assessments made by Numerex and its other advisors with respect to such issues.

Numerex selected Deutsche Bank as its financial advisor in connection with the merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between Numerex and Deutsche Bank, dated August 2, 2016, Numerex agreed to pay Deutsche Bank a fee estimated to be approximately $3,000,000 for its services as financial advisor to Numerex in connection with the merger, of which $750,000 became payable upon delivery of its opinion (or would have become payable if Deutsche Bank had advised the Numerex board of directors that it was unable to render an opinion) and the remainder of which is contingent upon consummation of the merger. Numerex has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement.

Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). The DB Group has not received fees from Sierra or Numerex with respect to any investment banking, transaction banking, or corporate banking services unrelated to the merger since January 1, 2015. One or more members of DB Group may provide investment and commercial banking services to Sierra Wireless and Numerex in the future, for which Deutsche Bank would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Sierra Wireless, Numerex and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments, and obligations.

Summary of Material Financial Analysis

The following is a summary of the material financial analyses presented by Deutsche Bank to the Numerex board of directors on August 2, 2017, and that were used in connection with rendering its opinion described above.

The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described below represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Deutsche Bank’s analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 1, 2017, and is not necessarily indicative of current market conditions.

In preparing its analysis, Deutsche Bank utilized calculations of, among other things, (i) enterprise value, calculated as equity value plus net debt (“EV”), (ii) earnings before interest, taxes, depreciation and amortization (“EBITDA”) and (iii) earnings before interest, taxes, depreciation and amortization adjusted to exclude the impact of certain non-cash and non-recurring items (“Adjusted EBITDA”). For purposes of its analysis, Deutsche Bank calculated Numerex’s last twelve months EBITDA on an annualized basis using Numerex’s results for the second quarter of 2017 in order to fully reflect Numerex’s recent cost restructuring initiatives and the resulting improvements in its pro forma results.

Selected Public Companies Analysis

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for Numerex and Sierra Wireless with corresponding financial information and valuation measurements for the publicly-traded IoT companies that are listed below:

•	CalAmp Corp.

•	Digi International Inc.

•	ORBCOMM Inc.

•	Telit Communications Plc

•	u-blox Holding AG

Although none of Sierra Wireless or the other selected companies is directly comparable to Numerex, and none of Numerex or the other selected companies is directly comparable to Sierra Wireless, for the purpose of selecting the companies for this analysis, Deutsche bank utilized its professional judgment and experience as investment bankers, taking into account several factors, including, among other things, Numerex’s and Sierra Wireless’ operational capabilities and financial profile compared with those of the selected companies, the competitive landscape in which Numerex, Sierra Wireless and the selected companies operate and Numerex’s and Sierra Wireless’ product offerings and those of the selected companies. Accordingly, the analysis of selected publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing prices of each of the common stock or common equity of selected companies (including Sierra Wireless) on August 1, 2017, information contained in the most recent public filings of Sierra Wireless and the selected companies, and analyst consensus estimates of Adjusted EBITDA for calendar year 2017 for Sierra Wireless and each of the selected companies, Deutsche Bank calculated the following multiples with respect to Sierra Wireless and each of the selected companies:

•	EV as a multiple of last twelve months (“LTM”) Adjusted EBITDA[4] ; and

•	EV as a multiple of the estimated calendar year 2017 Adjusted EBITDA.

Deutsche Bank calculated the same multiples for Numerex based upon (a) LTM Adjusted EBITDA of Numerex, (b) Numerex management’s estimates of the calendar year 2017 Adjusted EBITDA of Numerex, (c) analyst consensus estimates of the calendar year 2017 Adjusted EBITDA of Numerex and (d) implied EV of Numerex based upon the implied value of the

[4]

In the case of Numerex, LTM Adjusted EBITDA was calculated on an annualized basis using Numerex’s results for the second quarter of 2017 in order to fully reflect Numerex’s recent cost restructuring initiatives and the resulting improvements in its pro forma results.

exchange ratio of $5.34 per share of Numerex common stock based upon the closing price per Sierra Wireless common share of $29.65 on August 1, 2017. The results of this analysis are summarized as follows:

	EV/LTM Adjusted EBITDA	EV/CY2017E Adjusted EBITDA
Selected Companies
CalAmp Corp.	16.1x	15.2x
Digi International Inc.	9.0x	11.1x
ORBCOMM Inc.	20.3x	18.7x
Telit Communications Plc	8.3x	6.9x
u-blox Holding AG	15.4x	13.9x
Median (including Sierra Wireless)	15.8x	14.6x
Sierra Wireless	18.0x	16.5x
Numerex (at $5.34 per share)	21.3x	12.5x (management estimate) 15.0x (analyst consensus)

Based in part upon the multiples of Sierra Wireless and the selected companies described above and taking into account its professional judgment and experience, Deutsche Bank calculated the following estimated implied exchange ratio ranges (based on the closing price of $29.65 per Sierra Wireless common share on August 1, 2017):

•	approximately 0.0542 to 0.1206, by applying multiples of EV to Numerex’s LTM Adjusted EBITDA of 8.0x to 15.0x (corresponding to a range of implied values of approximately $1.61 to $3.58 per share of Numerex common stock based upon the closing price per Sierra Wireless common share of $29.65 on August 1, 2017);

•	approximately 0.0914 to 0.1882, by applying multiples of EV to Numerex’s management estimates of calendar year 2017 Adjusted EBITDA of 7.0x to 13.0x (corresponding to a range of implied values of approximately $2.71 to $5.58 per share of Numerex common stock based upon the closing price per Sierra Wireless common share of $29.65 on August 1, 2017); and

•	approximately 0.0727 to 0.1536, by applying multiples of EV to analyst consensus estimates of Numerex’s calendar year 2017 Adjusted EBITDA of 7.0x to 13.0x (corresponding to a range of implied values of approximately $2.15 to $4.55 per share of Numerex common stock based upon the closing price per Sierra Wireless common share of $29.65 on August 1, 2017).

Selected Transactions Analysis

Deutsche Bank reviewed publicly available information relating to the eight selected acquisition transactions in the communications and IoT industry announced since May 2011 described in the table below, which are referred to in this section as the “selected transactions.”

Although none of the selected transactions is directly comparable to the merger, the companies that participated in the selected transactions were selected by Deutsche Bank based upon its professional judgment and experience as investment bankers and its knowledge of transactions of a similar nature and are such that, for purposes of analysis, the selected transactions may be considered similar to the merger.

With respect to each selected transaction and based on publicly available information, Deutsche Bank calculated the multiples of the target’s EV to LTM EBITDA. The following table presents the results of this analysis:

Date Announced	Target	Acquirer	EV/LTM EBITDA
May 2011	Tekla Corp.	Trimble Finland Oy	28.5x
June 2012	Miranda Technologies Inc.	Belden Inc.	9.0x
April 2013	Telular Corporation	Avista Capital Partners	11.4x
April 2014	Omnilink Systems Inc.	Numerex	Not meaningful
June 2014	Sascar Participações S.A.	Compagnie Generale Des Establishments Michelin SA	15.4x
September 2014	XRS Corp.	Omnitracs LLC Vista Equity Partners	21.7x
February 2016	CalAmp Corp.	LoJack Corporation	15.1x
August 2016	Fleetmatics Group PLC	Verizon Communications Inc.	22.4x
Median			15.4x

Based in part upon the multiples of the selected transactions described above, and taking into account its professional judgment and experience, Deutsche Bank calculated an estimated implied exchange ratio range (based on the closing price of $29.65 per Sierra Wireless common share on August 1, 2017) of approximately 0.0921 to 0.1869 by applying multiples of EV to Numerex’s LTM Adjusted EBITDA of 12.0x to 22.0x (resulting in a range of implied values of approximately $2.73 to $5.54 per share of Numerex common stock based on the closing price per Sierra Wireless common share of $29.65 on August 1, 2017).

Numerex Standalone Discounted Cash Flow Analysis

Deutsche Bank performed a discounted cash flow analysis to determine a range of implied net present values per share of Numerex common stock. Deutsche Bank applied discount rates ranging from 12.0% to 14.1% to estimates of the future unlevered free cash flows of Numerex for the calendar years 2017 through 2021, and to a range of estimated terminal values for Numerex at the end of such period based upon the Numerex forecasts to determine a range of implied enterprise values for Numerex as of August 1, 2017. For purposes of its financial analyses, Deutsche Bank calculated unlevered free cash flow as (a) Adjusted EBITDA less, (b) stock based compensation expense less, (c) cash taxes, less (d) capital expenditures, less (e) change in net working capital. Deutsche Bank derived the foregoing range of discount rates utilizing a weighted average cost of capital analysis based on certain financial metrics for Numerex, Sierra Wireless and the other selected companies described above. The terminal values were calculated using a range of perpetuity growth rates of 3.0% to 5.0%. Deutsche Bank then added cash (net of debt) and divided the result by the number of fully diluted shares of Numerex’s common stock outstanding using the treasury stock method. This analysis resulted in a range of implied net present values of Numerex common stock as of August 1, 2017 of approximately $3.56 to $5.49 per share which, based on the closing price of $29.65 per Sierra Wireless common share on August 1, 2017, corresponded to an implied exchange ratio range of approximately 0.1200 to 0.1853.

Relative Discounted Cash Flow Analysis

Deutsche Bank also performed a discounted cash flow analysis to determine a range of implied net present values per Sierra Wireless common share. Deutsche Bank applied discount rates ranging from 10.0% to 12.0% to estimates of the future unlevered free cash flows of Sierra Wireless for the calendar years 2017 through 2021, and to a range of estimated terminal values for Sierra Wireless at the end of such period based upon the Sierra Wireless forecasts to determine a range of implied enterprise values for Sierra Wireless as of August 1, 2017. For purposes of its financial analyses, Deutsche Bank calculated unlevered free cash flow as (a) Adjusted EBITDA less, (b) stock based compensation expense less, (c) cash taxes, less (d) capital expenditures, less (e) change in net working capital. Deutsche Bank derived the foregoing range of discount rates utilizing a weighted average cost of capital analysis based on certain financial metrics for Sierra Wireless, Numerex and the other selected companies described above. The terminal values were calculated using a range of perpetuity growth rates of 3.0% to 4.0%. Deutsche Bank then added cash (net of debt) and divided the result by the number of fully diluted Sierra Wireless’ common shares outstanding using the treasury stock method. This analysis resulted in a range of implied present values of Sierra Wireless common shares as of August 1, 2017 of approximately $23.07 to $32.70 per share.

Based upon the implied net present value ranges of a share of Numerex common stock described under “Numerex Standalone Discounted Cash Flow Analysis” above and a Sierra Wireless common share as described above, Deutsche Bank derived a range of estimated implied exchange ratio of 0.1542 to 0.1680 (resulting in a range of implied values of approximately $4.57 to $4.98 per share of Numerex common stock based on the closing price of $29.65 per Sierra Wireless common share on August 1, 2017).

Other Information

Deutsche Bank also noted for the Numerex board of directors certain additional factors that were not considered part of its financial analysis with respect to its opinion but were referenced for informational purposes.

Specifically, Deutsche Bank reviewed the historical trading prices for Numerex common stock and Sierra Wireless common shares and the resulting implied exchange ratio for each trading day during the 52-week period ended August 1, 2017 calculated by dividing the closing price per share of Numerex common stock by the closing price per Sierra Wireless common share on each relevant date. Deutsche Bank noted that the implied exchange ratio during such period ranged from a low of approximately 0.1362 to a high of approximately 0.5944 (resulting in implied values of approximately $4.04 to $17.62 per share of Numerex common stock) during such 52-week period. Deutsche Bank also noted that the implied exchange ratio during the three-month period ended on August 1, 2017 ranged from a low of approximately 0.1362 to a high of approximately 0.2000 (resulting in implied values of approximately $4.04 to $5.93 per share of Numerex common stock based on the closing price of $29.65 per Sierra Wireless common share on August 1, 2017) during such three-month period.

Deutsche Bank reviewed the implied premiums to stock price and implied exchange ratio in 21 all stock transactions involving U.S. acquisition targets (excluding cancelled transactions, merger-of-equal transactions, and real estate, energy and financial transactions) with transaction values greater than $100 million announced since January 1, 2012 based on closing stock prices of the target companies involved in such transactions one-day, 30-days average and 60-days average prior to announcement of the relevant transaction. Deutsche Bank also calculated the same premiums with respect to the exchange ratio of 0.1800 Sierra Wireless common shares per share of Numerex common stock. Negative premiums and premiums above 200% were considered not meaningful. The results of this analysis are summarized as follows:

	Premium to Exchange Ratio			Premium to Stock Price
	1-day	30-day avg.	60-day avg.	1-day	30-day avg.	60-day avg.
25th Percentile	11%	17%	14%	11%	12%	14%
Median	22%	24%	23%	22%	27%	24%
75th Percentile	36%	36%	37%	36%	41%	44%
The Merger	11%	10%	15%	11%	12%	18%

Deutsche Bank also noted that applying a control premium of 10% to 30% to the exchange ratio implied by the closing prices of Numerex common stock and Sierra Wireless common shares on August 1, 2017 resulted in a range of implied exchange ratios of approximately 0.1781 to 0.2105 (resulting in implied values of approximately $5.28 to $6.24 per share of Numerex common stock based on the closing price of $29.65 per Sierra Wireless common share on August 1, 2017).

Deutsche Bank also reviewed the stock price targets for (a) Numerex common stock in the two publicly available research analysts’ reports published in May 2017 which included such a price target, both of which indicated a price target of $5.00 per share and (b) Sierra Wireless common shares in thirteen research analysts’ reports published between May 2017 and July 2017 which included such a price target, which indicated a price target range from a low of $22.00 per share to a high of $33.00 per share. Based on the median price target for Numerex common stock and the price target range for Sierra Wireless common shares, Deutsche Bank calculated a range of implied exchange ratios of approximately 0.1515 to 0.2273 (resulting in implied values of approximately $4.49 to $6.79 per share of Numerex common stock based on the closing price of $29.65 per Sierra Wireless common shares on August 1, 2017).

For each of Numerex and Sierra Wireless, Deutsche Bank also reviewed the LTM revenue, LTM Adjusted EBITDA, the estimated calendar year 2017 revenue (in the case of Numerex, based on the Numerex forecasts and in the case of Sierra Wireless, based on the Sierra Wireless forecasts) and the estimated calendar year 2017 Adjusted EBITDA (in the case of Numerex, based on the Numerex forecasts and in the case of Sierra Wireless, based on the Sierra Wireless forecasts) to analyze and compare the relative implied contributions of Numerex and Sierra Wireless to the combined company. Based upon such implied contributions, Deutsche Bank derived estimates of the implied equity value contributions of Numerex and Sierra Wireless to the combined company and the resulting exchange ratios. The results of this analysis are summarized as follows:

		Implied Contribution		Implied Equity Value Contribution		Implied Exchange Ratio
		Numerex	Sierra	Numerex	Sierra
Revenue	LTM	8%	92%	6%	94%	0.1107
	CY2017E	10%	90%	8%	92%	0.1392
EBITDA	LTM	10%	90%	8%	92%	0.1486
	CY2017E	15%	85%	13%	87%	0.2438

Miscellaneous

This summary is not a complete description of Deutsche Bank’s opinion or the underlying analyses and factors considered in connection with Deutsche Bank’s opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Deutsche Bank believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Deutsche Bank opinion. In arriving at its fairness determination, Deutsche Bank considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to Numerex, Sierra Wireless or the merger.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Numerex board of directors as to the fairness of the exchange ratio, from a financial point of view, to the holders of Numerex common stock (other than Sierra and its affiliates) as of the date of the opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the management of Numerex with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank or Numerex. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual, past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Numerex or its respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger, including the exchange ratio, were determined through arm’s-length negotiations between Numerex and Sierra Wireless and were approved by the Numerex board of directors. Although Deutsche Bank provided advice to the Numerex board of directors during the course of these negotiations, the decision to enter into the merger agreement was solely that of the Numerex board of directors.

Deutsche Bank did not recommend any specific consideration or exchange ratio to Numerex or the Numerex board of directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the transaction. As described above, the opinion of Deutsche Bank and its presentation to the Numerex board of directors were among a number of factors taken into consideration by the Numerex board of directors in making its determination to approve the merger agreement and the transactions contemplated thereunder.

Numerex Unaudited Prospective Financial Information

Numerex is including limited unaudited prospective financial information in this proxy statement/prospectus solely because it was among the financial information provided to the Numerex board of directors, Deutsche Bank, Sierra Wireless and RBC in connection with their respective evaluation of the merger. The inclusion of this information should not be regarded as an indication that any of Numerex, Sierra Wireless, their respective affiliates, officers, directors, advisors or other representatives, Deutsche Bank, RBC or any other recipient of this information considered, or now considers, it necessarily to be predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects.

While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, financial conditions and other matters specific to Numerex’s business, all of which are difficult to predict and many of which are beyond Numerex’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Numerex can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year.

The unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Numerex can give no assurance that, had the unaudited prospective financial information been prepared as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. NUMEREX DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING SINCE ITS PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NOT REALIZED, OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

The unaudited prospective financial information does not take into account the possible financial and other effects on Numerex of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, potential synergies that may be achieved by the combined company as a result of the merger or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on Numerex of any possible failure of the merger to occur. None of Numerex, Sierra Wireless or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of Numerex or Sierra Wireless or other person regarding Numerex’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved.

The following table presents selected unaudited prospective financial data of Numerex prepared by Numerex management and provided to the Numerex board of directors, Deutsche Bank, Sierra Wireless and RBC.

	Fiscal year ending
	December 31, 2017	December 31, 2018	December 31, 2019
(in millions)
Total revenue	$73	$80	$89
EBITDA(1)	4	7	9
Adjusted EBITDA (2)	10	12	14

(1)	Non-GAAP measure.
(2)	Non-GAAP measure. For this purpose, non-GAAP Adjusted EBITDA represents GAAP net (loss) income before interest income and expense, income tax expense and benefit, depreciation and amortization, equity compensation and non-operational items.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. Neither Numerex’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The independent registered public accountant report of BDO USA, LLP included in this proxy statement/prospectus relates to Numerex’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic and competitive uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” elsewhere in this proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Numerex and/or Sierra Wireless and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

In light of the foregoing, and considering that Numerex’s special meeting will be held after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in forecasting information, Numerex and Numerex stockholders are cautioned not to place unwarranted reliance on such information, and Numerex urges all Numerex stockholders and Sierra Wireless shareholders to review Numerex’s most recent SEC filings for a description of Numerex’s reported financial results. See “Where You Can Find Additional Information.”

Listing of Sierra Wireless Common Shares

It is a condition to the completion of the merger that the Sierra Wireless common shares issued pursuant to the merger agreement are approved for listing on the Nasdaq GM and the TSX, subject only to the provision of required documentation as is customary in the circumstances. Sierra Wireless must use its best efforts to obtain the listing and admission for trading of the Sierra Wireless common shares issued as merger consideration on both the Nasdaq GM and the TSX.

Delisting and Deregistration of Numerex Common Stock

As promptly as practicable after the effective time, and in any event no more than ten (10) days after the effective time, Numerex common stock currently listed on the Nasdaq will cease to be listed on the Nasdaq and will be deregistered under the U.S. Exchange Act.

Interests of Numerex’s Directors and Executive Officers in the Merger

In considering the recommendation of the Numerex board of directors that you vote to adopt the merger agreement, you should be aware that aside from their interests as Numerex stockholders, Numerex’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Numerex stockholders generally. Members of the Numerex board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Numerex stockholders that the merger agreement be adopted. For more information see the sections entitled “The Merger Proposal—Background of the Merger” and “The Merger Proposal—Numerex’s Reasons for the Merger; Recommendation of the Numerex Board of Directors.” These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Treatment of Numerex Equity Awards and Warrants

Options and Stock Appreciation Rights. At the effective time, each outstanding Numerex option and Numerex stock appreciation right (which we refer to as a “Numerex SAR”) that has an exercise price that is less than the product of (i) the exchange ratio and (ii) the volume weighted average price of a Sierra Wireless common share on the Nasdaq GM for the five trading days ending on the last trading day prior to the day on which the effective time occurs (such Numerex option or Numerex SAR, an “In-the-Money Option” or “In-the-Money SAR,” respectively), will become fully vested and will be automatically cancelled and extinguished in exchange for the right to receive, as soon as reasonably practicable after the effective time, a number of Sierra Wireless common shares for each such Numerex option and Numerex SAR determined by dividing (i) the excess of (x) the exchange ratio multiplied by the volume weighted average price of a Sierra Wireless common share on the Nasdaq GM for the five trading days ending on the last trading day prior to the day on which the effective time occurs minus (y) the per-share exercise price for the shares of Numerex common stock that would have been issuable upon exercise of such In-the-Money Option or In-the-Money SAR, as the case may be, by (ii) the volume weighted average price of a Sierra Wireless common shares on the Nasdaq GM for the five trading days ending on the last trading day prior to the day on which the effective time occurs and rounding to the nearest ten-thousandth of a share. Each Numerex option and Numerex SAR that is not an In-the-Money Option or In-the-Money SAR, as applicable, whether vested or unvested, will automatically be cancelled and cease to represent the right to acquire shares of Numerex common stock, without any payment of any consideration therefor.

Restricted Stock Units. At the effective time, each outstanding restricted stock unit denominated in Numerex common stock (which we refer to as a “Numerex RSU”) whether vested or unvested, will automatically vest in full and any restrictions thereon will lapse. Each such Numerex RSU shall be cancelled and the holder of a Numerex RSU will be entitled to receive, as promptly as practicable (but no later than 15 calendar days) following the effective time, (i) a number of Sierra Wireless common shares equal to 0.1800 multiplied by the number of shares of Numerex common stock represented by each such Numerex RSU and (ii) any accrued but unpaid dividends with respect to any Numerex RSU.

Warrants. Subject to certain exceptions, not less than seven business days prior to the closing of the merger, Numerex will provide written notice to all holders of each outstanding unexercised Numerex warrant to purchase or otherwise acquire shares of Numerex common stock (each, a “Numerex Warrant”), which notice shall include such reasonable information as a holder of a Numerex Warrant may reasonably require regarding the treatment of a Numerex Warrant in connection with the closing of the merger and which notice shall otherwise be provided in accordance with the terms of each applicable Numerex Warrant agreement. If, upon receiving notice of the closing of the merger, a holder of a Numerex Warrant exercises its Numerex Warrant in accordance with its terms, then such Numerex Warrant will be (i) deemed exercised immediately prior to and contingent upon the closing of the merger and (ii) cancelled and the holder thereof will be entitled to receive, as promptly as practicable (but no later than 15 calendar days) following the effective time, in consideration of the exercise and cancellation of such Numerex Warrant and in settlement therefor, in lieu of the Numerex common stock immediately issuable upon exercise of the Numerex Warrant, the number of Sierra Wireless common shares equal to the exchange ratio multiplied by the number of shares of Numerex common stock issuable upon the exercise of such Numerex Warrant had the Numerex Warrant been exercised immediately prior to the consummation of the merger. If, upon receiving notice of the closing of the merger, a holder does not exercise its Numerex Warrant in accordance with its terms, then such Numerex Warrant will (i) expire immediately prior to the consummation of the merger and (ii) cease to represent the right to acquire shares of Numerex common stock, without any payment of any consideration therefor.

In connection with entering into the merger agreement, Numerex agreed to repurchase the Hale Warrant for a purchase price of $4.0 million, immediately prior to, and contingent upon, the consummation of the merger.

Quantification of Payments. Under the Numerex 2006 Long Term Incentive Plan and the Numerex 2014 Stock and Incentive Plan (which we collectively refer to as the “Numerex equity plans”), all outstanding equity awards will vest upon a change in control. The merger will constitute a change in control for purposes of the Numerex equity plans.

For an estimate of the amounts that would be payable to each of Numerex’s named executive officers on settlement of their unvested Numerex equity awards, see the section entitled “The Merger Proposal—Interests of Numerex’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Numerex’s Named Executive Officers” below. There are no Numerex executive officers who are not named executive officers. As of the date of this proxy statement/prospectus, none of Numerex’s six non-employee directors held unvested equity awards. The amount in this paragraph is determined using a per share price of Numerex common stock of $4.28, the average closing price per share of Numerex common stock over the first five business days following the announcement of the merger agreement.

Change in Control Agreements with Executive Officers

Each change in control agreement provides that, in the event of a qualifying termination, the executive officer will be entitled to receive a lump sum severance payment in an amount equal to one year of such executive’s annual base in the event of a termination without cause or resignation for good reason within one year following a change-in-control. In addition, upon a change in control, any unvested equity incentive awards would immediately vest in full. Pursuant to those agreements, “termination without cause” is deemed to be a “separation from service” as defined under Section 409A of the Internal Revenue Code of 1986 (which we refer to as the “Code”). The concept of “resignation for good reason” encompasses termination of employment following a diminution in title, responsibility, or salary level as well as required relocation outside of 50 miles from Numerex’s current headquarters location.

There are no single-trigger benefits, only double-trigger benefits, for the named executive officers. For purposes of this discussion of the severance plans, “single-trigger” refers to benefits that arise from the closing of the merger and “double-trigger” refers to benefits that require two conditions, which are the merger itself as well as a covered termination of employment within one year following the effective time of the merger.

For an estimate of the value of the payments and benefits described above that would be payable to Numerex’s named executive officers under their change in control agreement upon a qualifying termination in connection with the merger, see the section entitled “The Merger Proposal—Interests of Numerex’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Numerex’s Named Executive Officers” below. There are no Numerex executive officers who are not named executive officers.

Other Compensation Matters

In addition to the payments and benefits above, under the terms of the merger agreement, Numerex may take certain compensation actions prior to the completion of the merger that will affect Numerex’s directors and executive officers, although determinations related to such actions have not been made as of the date of this proxy statement/prospectus and the impact of such actions is not reflected in the amounts estimated above and in the section entitled “The Merger Proposal—Interests of Numerex’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Numerex’s Named Executive Officers” below. Among other actions, Numerex may pay directors fees and other compensation and benefits in the ordinary course of business. Numerex may also determine and pay annual bonuses in respect of the 2017 fiscal year based on actual performance if the effective time has not occurred by the time such bonuses would be paid in the ordinary course of business, and make grants of equity awards to directors and executive officers in the ordinary course of business, consistent with past practice, subject to certain limitations.

In addition, Numerex may, in consultation with Sierra Wireless, accelerate the vesting and payment of certain compensatory amounts so that they are paid in 2017 for tax planning purposes with respect to Sections 280G and 4999 of the Code.

New Employment Arrangements with Numerex Executive Officers

There have been no discussions between Sierra Wireless and the Numerex executive officers regarding post-closing roles for such executive officers within the Sierra Wireless organization. However, Sierra Wireless may engage in such discussions or enter into new agreements with those individuals in the future. There is at this time no assurance that any discussions will result in any new agreements with Sierra Wireless or, if so, what the terms and conditions of any such agreements would be.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Numerex’s directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six years following the effective time under directors’ and officers’ liability insurance policies from the surviving corporation. This indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Director & Officer Indemnification and Insurance.”

Sierra Wireless Board of Directors Following the Merger

The merger agreement does not contemplate any changes to Sierra Wireless’ current board of directors. Information about Sierra Wireless’ current board of directors is incorporated herein by reference from Sierra Wireless’ Notice of 2017 Annual General Meeting and Management Information Circular, filed with the SEC on Form 6-K on April 20, 2017. For more information, see the section entitled “The Merger Agreement—Effects of the Merger—Sierra Wireless Governance and Other Matters.”

Quantification of Payments and Benefits to Numerex’s Named Executive Officers

The table below summarizes potential golden parachute compensation that each named executive officer would be entitled to receive from Sierra Wireless if the merger is consummated and if the named executive officer’s employment with Numerex thereafter terminates. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by each named executive officer may differ in material respects from the amounts set forth below.

Solely for purposes of calculating such potential golden parachute compensation, Numerex has assumed that the merger occurs on September 30, 2017. In the event that any of the named executive officers subsequently incurs a termination of employment without cause or for good reason, such officer would be entitled to the benefits set forth in the table below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites ($)	Other ($)	Total ($)
Kenneth Gayron	$330,000	$231,545	—	—	$561,545
Kelly Gay	$330,000	$95,000	—	—	$425,000
Shu Gan	$125,000	$90,353	—	—	$215,353

(1)	This amount represents the “double-trigger” cash severance payments to which Messrs. Gayron and Gan and Ms. Gay may become entitled under the Change of Control Agreements upon termination. Under the Change of Control Agreements, the amounts become payable in the event that the employment of the applicable named executive officer is terminated without cause or for good reason within one year following a Change of Control. For Mr. Gayron and Ms. Kelly, this amount represents one year of base salary payable in a lump sum within 60 days of termination of employment. For Mr. Gan, this amount represents six months of base salary payable in a lump sum within 60 days of termination of employment.
(2)	Equity value calculated based on a price per share of Numerex common stock of $3.80, the closing price per share of Numerex common stock on September 29, 2017, the last trading day prior to September 30, 2017, and less the applicable exercise price in the case of unvested Numerex options and Numerex RSUs.

Accounting Treatment of the Merger

In accordance with U.S. GAAP, the merger will be accounted for as a business combination applying the acquisition method of accounting. Accordingly, the aggregate fair value of the merger consideration paid by Sierra Wireless in connection with the merger will be allocated to Numerex’s net assets based on their fair values as of the completion of the transaction. The excess of the total purchase consideration over the fair value of the identifiable assets acquired, liabilities assumed and any non-controlling interest in Numerex will be allocated to goodwill. The results of operations of Numerex will be included in Sierra Wireless’ consolidated results of operations only for periods subsequent to the completion of the merger.

Regulatory Approvals Required for the Merger

To complete the merger and the other transactions contemplated by the merger agreement, Numerex and Sierra Wireless must make and deliver certain filings, submissions and notices to obtain required authorizations, approvals, consents or expiration of waiting periods from U.S. governmental and regulatory bodies, antitrust and other regulatory authorities. Numerex and Sierra Wireless have each agreed to use their commercially reasonable efforts to obtain clearance under the HSR Act and their commercially reasonable efforts to obtain all other regulatory approvals necessary to complete the merger and the other transactions contemplated by the merger agreement. Numerex and Sierra Wireless are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the merger other than those described in this proxy statement/prospectus. There can be no assurance, however, if and when any of the approvals required to be obtained for the merger and the other transactions contemplated by the merger agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose.

HSR Act

The merger is subject to the requirements of the HSR Act, which prevents Numerex and Sierra Wireless from completing the merger until required information and materials are furnished to the FTC and the DOJ and specified waiting period requirements have been satisfied. Numerex and Sierra Wireless each filed a Pre-merger Notification and Report Form pursuant to the HSR Act with the DOJ and FTC on September 22, 2017. Numerex and Sierra Wireless are continuing to work closely and cooperatively with the FTC in its review of the merger. On October 23, 2017, the merger was granted early termination of the waiting period pursuant to the HSR Act.

The FTC, the DOJ, state attorneys general, and others may challenge the merger on antitrust grounds either before or after the expiration or termination of the applicable waiting period. Accordingly, at any time before or after completion of the merger, any of the FTC, the DOJ or other regulatory authorities could take action under the antitrust laws, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. Neither Numerex nor Sierra Wireless believes that the merger violates federal or state antitrust laws, but there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Absence of Appraisal or Dissenters’ Rights

Appraisal or dissenters’ rights are statutory rights that enable stockholders to object to an extraordinary transaction, such as a merger, and to demand that the corporation pay such dissenting stockholders the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the merger consideration offered to stockholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances and exceptions to those rights are set forth in the PBCL.

Under Section 1571 of the PBCL, stockholders of a corporation are not entitled to exercise dissenters’ rights if, on the record date fixed to determine stockholders entitled to receive notice of and to vote at the meeting of Numerex stockholders, shares of the corporation are either listed on a national securities exchange or held beneficially or of record by more than 2,000 people. Because Numerex’s common stock is listed on the Nasdaq, a national securities exchange, holders of Numerex common stock will not be entitled to exercise dissenters’ rights under the PBCL in connection with the merger.

If the merger agreement is adopted and the merger is completed, holders of Numerex common stock who voted against the adoption of the merger agreement will be treated the same as holders who voted for the adoption of the merger agreement and their shares will automatically be converted into the right to receive the merger consideration.

Litigation Relating to the Merger

Numerex and its board of directors are named as defendants in putative class action lawsuits filed by purported stockholders of Numerex that challenge the merger. The lawsuits were both filed in the United States District Court for the Northern District of Georgia under the title Efrem Litwin v. Numerex Corp. et al, 17-cv-03893 and Anthony Franchi v. Numerex Corp. et al, 17-mi-99999. The complaints allege, among other things, that Numerex and its board of directors violated Sections 14(a) and 20(a) of the U.S. Exchange Act and Rule 14a-9 promulgated thereunder by issuing or causing to be issued an allegedly materially misleading and incomplete preliminary proxy statement in connection with the merger. Sierra Wireless and Merger Sub are also named as defendants in the Franchi v. Numerex Corp. et al, 17-mi-99999 lawsuit, and that complaint alleges, among other things, that Sierra Wireless and Merger Sub violated Section 20(a) of the U.S. Exchange Act. Plaintiffs seek as relief, among other things, to preliminarily and permanently enjoin Numerex from consummating or closing the merger until such time as the alleged U.S. Exchange Act violations are remedied. Numerex and Sierra Wireless believe the actions are without merit and intend to vigorously defend against the claims.

Restrictions on Resales of Sierra Wireless Common Shares Received in the Merger

The Sierra Wireless common shares to be issued in connection with the merger will be registered under the U.S. Securities Act and will be freely transferable under the U.S. Securities Act, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Sierra Wireless for purposes of Rule 144 under the U.S. Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with Sierra Wireless and may include the executive officers, directors and significant shareholders of Sierra Wireless. This proxy statement/prospectus does not cover resale of Sierra Wireless common shares received by any person upon completion of the merger, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.

Dividend Policy

Since incorporation, neither Sierra Wireless or Numerex have paid any dividends relating to the Sierra Wireless common shares or the Numerex common stock, respectively. It is not anticipated that Sierra Wireless or Numerex will pay any dividends in the immediate or foreseeable future.

Under the terms of the merger agreement, during the period before the closing of the merger, neither Sierra Wireless nor Numerex is not permitted to pay any dividends or make any other distributions on its capital stock without the consent of the other party to the merger agreement.

U.S. Federal Income Tax Consequences

The following is a general discussion of U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Numerex common stock and the ownership and disposition of Sierra Wireless common shares received by such U.S. holders pursuant to the merger. This discussion is limited to such U.S. holders who hold their Numerex common stock, and will hold their Sierra Wireless common shares received pursuant to the merger as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the IRS, each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, any of which changes could affect the accuracy of the statements and conclusions set forth herein.

This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders of Numerex common stock in light of their particular facts and circumstances and does not apply to U.S. holders of Numerex common stock that are subject to special rules under the United States federal income tax laws (including, for example, banks or other financial institutions, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, U.S. holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, U.S. holders having a functional currency other than the U.S. dollar, U.S. holders who hold their shares of Numerex common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, U.S. holders who will own at least 5% by vote or value of Numerex common stock (immediately prior to the merger) or of Sierra Wireless common shares (immediately after the merger), U.S. holders who acquired their shares of Numerex common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan), and non-U.S. holders (as defined below). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or non-U.S. tax laws.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Numerex common stock, or will own Sierra Wireless common shares received pursuant to the merger, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as partners in a partnership holding shares of Numerex common stock, or that will hold Sierra Wireless common shares received pursuant to the merger, should consult their own tax advisors regarding the tax consequences to them of the merger and the ownership and disposition of Sierra Wireless common shares after the merger.

ALL U.S. HOLDERS OF NUMEREX COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF SIERRA WIRELESS COMMON SHARES RECEIVED PURSUANT TO THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Numerex common stock, or of Sierra Wireless common shares after the merger, that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Numerex Common Stock

It is a condition to the completion of the merger that each of Numerex and Sierra Wireless receive an opinion of their respective counsel to the effect that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is expected that the merger will not result in gain recognition to the U.S. holders of Numerex common stock pursuant to Section 367(a) of the Code (assuming that, in the case of any such U.S. holder who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Sierra Wireless following the merger, such U.S. holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8). Neither Numerex nor Sierra Wireless intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge.

If, at the effective time of the merger, any requirement for the merger to qualify for the Intended Tax Treatment is not satisfied, a U.S. holder of Numerex common stock would recognize gain (but may not be able to recognize loss) in an amount equal to the excess, if any, of the fair market value of the Sierra Wireless common shares and the amount of cash in lieu of fractional Sierra Wireless common shares received in the merger over such holder’s tax basis in the Numerex common stock surrendered. Gain must be calculated separately for each block of Numerex common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain so recognized generally would be long-term capital gain if the U.S. holder’s holding period in a particular block of Numerex common stock exceeds one year at the effective time of the merger. Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential United States federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s holding period in Sierra Wireless common shares received in the merger would begin on the day following the merger.

The remainder of this discussion assumes that the merger will qualify for the Intended Tax Treatment.

A U.S. holder receiving Sierra Wireless common shares in exchange for Numerex common stock pursuant to the merger will not recognize any gain or loss, except for any gain or loss that may result from the receipt by such U.S. holder of cash in lieu of fractional Sierra Wireless common shares (as discussed below). The U.S. holder’s aggregate tax basis in the Sierra Wireless common shares received in the merger (including any fractional Sierra Wireless common shares deemed received and redeemed as described below) will be equal to the U.S. holder’s aggregate tax basis in the Numerex common stock surrendered, and the U.S. holder’s holding period for the Sierra Wireless common shares received in the merger (including any fractional Sierra Wireless common shares deemed received and redeemed as described below) will include the U.S. holder’s holding period of the Numerex common stock surrendered.

Where a U.S. holder acquired different blocks of Numerex common stock at different times and at different prices, such U.S. holder’s tax basis and holding period of such common stock may be determined with reference to each block of common stock.

Cash in Lieu of Fractional Sierra Wireless Common Shares

A U.S. holder of Numerex common stock who receives cash in lieu of a fractional Sierra Wireless common share in the merger generally will be treated as having received such fractional Sierra Wireless common share in the merger and then as having received cash in redemption of such fractional Sierra Wireless common share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional Sierra Wireless common share and the portion of the U.S. holder’s aggregate tax basis in the Numerex common stock surrendered which is allocable to the fractional Sierra Wireless common share. This gain or loss generally will be capital gain or loss, and long-term capital gain or loss if the holding period for the Numerex common stock is more than one year at the effective time of the merger. Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting on the Merger

Payments of cash made to a U.S. holder (other than U.S. holders that are exempt recipients, such as corporations) will be subject to information reporting. In addition, U.S. federal “backup withholding” may apply to such cash payments unless the U.S. holder of Numerex common stock:

•	provides a correct taxpayer identification number and any other required information to the exchange agent, or

•	is a corporation or comes within certain exempt categories and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding does not constitute an additional tax, but rather an advance payment of tax, which may be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability if the required information is supplied to the IRS.

U.S. Federal Income Tax Considerations of Owning and Disposing of Sierra Wireless Common Shares Received in the Merger

Dividends

Under the U.S. federal income tax laws, and subject to the passive foreign investment company, which we refer to as “PFIC,” rules discussed below, if you are a U.S. holder, the gross amount of any dividend Sierra Wireless pays out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Sierra Wireless common shares and thereafter as capital gain. However, Sierra Wireless does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions made by Sierra Wireless as dividends.

If you are an individual or other non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that Sierra Wireless is not a PFIC in the taxable year of the dividend or the preceding taxable year and you meet certain holding period requirements. Dividends Sierra Wireless pays with respect to Sierra Wireless common shares generally will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

You must include any tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such foreign exchange gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, Canadian tax withheld in accordance with the Canada-United States Income Tax Convention (1980), as amended (which we refer to as the “Treaty”), and paid over to Canada will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Canadian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

Dividends will be income from sources outside the United States and will, depending on your circumstances, generally be considered “passive” income for purposes of computing the foreign tax credit allowable to you. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. Accordingly, U.S. holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Sierra Wireless common shares in a taxable disposition, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Sierra Wireless common shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the value (determined on the basis of a quarterly average) of its assets are considered “passive assets” (generally, assets that generate passive income).

Sierra Wireless believes that Sierra Wireless common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Sierra Wireless were to be treated as a PFIC, gain realized on the sale or other disposition of your Sierra Wireless common shares would not be treated as capital gain. Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to your Sierra Wireless common shares, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Sierra Wireless common shares and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your Sierra Wireless common shares would be treated as stock in a PFIC if Sierra Wireless were a PFIC at any time during your holding period in your Sierra Wireless common shares.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their own tax advisors regarding the application of this reporting requirement to their ownership of the Sierra Wireless common shares.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of Sierra Wireless common shares effected in the United States or through a U.S. office of a broker.

In addition, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

Payment of the proceeds from the sale of Sierra Wireless common shares effected through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected through a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it only addresses U.S. federal income tax and does not address any non-income tax or any state, local or non-U.S. tax consequences. You should consult your own tax advisors concerning the U.S. federal income tax consequences of the merger and the ownership of Sierra Wireless common shares in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

Certain Canadian Federal Income Tax Consequences of the Merger

This summary is based on the description of the merger set out in this proxy statement/prospectus, the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies and practices of the Canada Revenue Agency (which we refer to as the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which we refer to as the “proposed amendments”) and assumes that all proposed amendments will be enacted in the form proposed; however, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. On July 18, 2017, the Minister of Finance (Canada) released a consultation paper that included an announcement of the Government’s intention to amend the Canadian Tax Act to increase the amount of tax applicable to passive investment income earned through a private corporation. No specific amendments to the Canadian Tax Act were proposed in connection with this announcement. Holders that are private Canadian corporations should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the merger. The income and other tax consequences of acquiring, holding or disposing of securities will vary depending on a holder’s particular status and circumstances, including the country, province or territory in which the holder resides or carries on business. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. No representations are made with respect to the income tax consequences to any particular holder. Holders should consult their own tax advisors for advice with respect to the income tax consequences of the merger in their particular circumstances, including the application and effect of the income and other tax laws of any applicable country, province, state or local tax authority.

This summary does not discuss any non-Canadian income or other tax consequences of the merger. Holders resident or subject to taxation in a jurisdiction other than Canada should be aware that the merger may have tax consequences both in Canada and in such other jurisdiction. Such consequences are not described herein. Holders should consult with their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Application

The following summary describes the principal Canadian federal income tax considerations in respect of the merger generally applicable under the Canadian Tax Act to a beneficial owner of Numerex common stock who disposes, or is deemed to have disposed, of Numerex common stock pursuant to the merger and who, for the purposes of the Canadian Tax Act and at all relevant times, (i) deals at arm’s length with and is not affiliated with Sierra Wireless, Merger Sub or Numerex; and (ii) holds all Numerex common stock, and will hold all Sierra Wireless common shares acquired pursuant to the merger (which we refer to, collectively, in this portion of the summary as the “Securities”) as capital property (which we each refer to in this portion of the summary as a “Holder”). Generally, the Securities will be considered to be capital property to a Holder for purposes of the Canadian Tax Act provided that the Holder does not use or hold those Securities in the course of carrying on a business and has not acquired such Securities in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property” rules, (ii) that is a “specified financial institution,” (iii) an interest in which would be a “tax shelter investment,” (iv) that has elected to determine its “Canadian tax results” in a currency other than Canadian currency pursuant to the functional currency reporting rules, (v) that has entered or will enter into, in respect of any Securities, a “derivative forward agreement” or a “synthetic disposition arrangement,” or (vi) in respect of which Numerex is a “foreign affiliate,” all within the meaning of the Canadian Tax Act. Any such Holders should consult their own tax advisors with respect to the particular Canadian federal income tax consequences to them of the merger. This summary does not address issues relevant to stockholders who acquired their Numerex common stock on the exercise of an employee stock option or other employee incentive award. Such stockholders should consult their own tax advisors.

Canadian Currency

For the purposes of the Canadian Tax Act, where an amount that is relevant in computing a taxpayer’s “Canadian tax results” is expressed in a currency other than Canadian dollars, the amount must be converted to Canadian dollars using the single daily exchange rate quoted by the Bank of Canada for the day on which the amount arose, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times and for purposes of the Canadian Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (which we refer to in this portion of the summary as a “Canadian Resident Holder”). A Canadian Resident Holder whose Sierra Wireless common shares would not otherwise be capital property may be entitled to file an election under subsection 39(4) of the Canadian Tax Act to treat the Sierra Wireless common shares and any other “Canadian securities” (as defined in the Canadian Tax Act) owned by such Canadian Resident Holder as capital property. This election will not apply to any Numerex common stock held by such Canadian Resident Holder. Canadian Resident Holders should consult their own tax advisors with respect to whether this election is available and advisable in their particular circumstances.

Disposition of Numerex Common Stock

A Canadian Resident Holder who disposes of Numerex common stock pursuant to the merger agreement will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Resident Holder of its Numerex common stock, determined immediately before the disposition. The proceeds of disposition to the Canadian Resident Holder will be equal to the sum of the aggregate fair market value of the Sierra Wireless common shares received on the disposition and any cash received in lieu of a fractional Sierra Wireless common share. For a description of the tax treatment of capital gains and capital losses, see the section entitled “—Taxation of Capital Gains and Capital Losses” below.

The cost to a Canadian Resident Holder of Sierra Wireless common shares received by that Canadian Resident Holder will be equal to their fair market value at the time they are acquired by such Canadian Resident Holder. For purposes of determining the adjusted cost base of Sierra Wireless common shares, the cost of the Sierra Wireless common shares acquired must be averaged with the adjusted cost base of all other Sierra Wireless common shares held by the Canadian Resident Holder as capital property.

Dividends on Sierra Wireless Common Shares (Post-Merger)

A Canadian Resident Holder who is an individual (other than certain trusts) will be required to include in income any dividends received or deemed to be received on the Sierra Wireless common shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Sierra Wireless as “eligible dividends” as defined in the Canadian Tax Act. Dividends received or deemed to be received by an individual and certain trusts may give rise to a liability for minimum tax under the Canadian Tax Act.

A Canadian Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on its Sierra Wireless common shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income, subject to certain limitations in the Canadian Tax Act. A “private corporation” or a “subject corporation” (each as defined in the Canadian Tax Act) may be liable under Part IV of the Canadian Tax Act to pay an additional refundable tax on any dividend that it receives or is deemed to receive on its Sierra Wireless common shares to the extent that the dividend is deductible in computing the corporation’s taxable income. A holder of Sierra Wireless common shares that is, throughout the year, a “Canadian-controlled private corporation,” as defined in the Canadian Tax Act, may be subject to an additional refundable tax on its “aggregate investment income” which is defined to include dividends that are not deductible in computing taxable income. Subsection 55(2) of the Canadian Tax Act provides that, where certain corporate holders of shares receive a dividend or deemed dividend in specified circumstances, all or part of such dividend may be treated as proceeds of disposition or as a capital gain from the disposition of capital property and not as a dividend. For a description of the tax treatment of capital gains and capital losses, see the section entitled “—Taxation of Capital Gains and Capital Losses” below.

Disposition of Sierra Wireless Common Shares (Post-Merger)

A Canadian Resident Holder that disposes or is deemed to dispose of a Sierra Wireless common share after the merger will recognize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Sierra Wireless common share exceeds (or is less than) the aggregate of the adjusted cost base to the Canadian Resident Holder of such Sierra Wireless common share, determined immediately before the disposition, and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see the section entitled “—Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain realized by a Canadian Resident Holder in a taxation year will be included in computing the Canadian Resident Holder’s income in that taxation year as a taxable capital gain and, generally, one-half of any capital loss realized in a taxation year (which we refer to as an “allowable capital loss”) must be deducted from the taxable capital gains realized by the Canadian Resident Holder in the same taxation year, in accordance with the rules contained in the Canadian Tax Act. Allowable capital losses in excess of taxable capital gains realized by a Canadian Resident Holder in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Canadian Resident Holder in such taxation year, subject to and in accordance with the rules contained in the Canadian Tax Act.

Capital gains realized by an individual and certain trusts may give rise to a liability for minimum tax under the Canadian Tax Act. A Canadian Resident Holder that is, throughout the year, a “Canadian-controlled private corporation,” as defined in the Canadian Tax Act, may be subject to an additional refundable tax on its “aggregate investment income” which is defined to include taxable capital gains.

The amount of any capital loss realized by a Canadian Resident Holder that is a corporation on the disposition of a Sierra Wireless common share may be reduced by the amount of dividends received or deemed to be received by it on such share (or on a share for which the share has been substituted) to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly through a partnership or a trust. Canadian Resident Holders to whom these rules may apply should consult their own tax advisors.

Eligibility for Investment

Based on the current provisions of the Canadian Tax Act and subject to the provision of any particular plan, provided that the Sierra Wireless common shares are listed on a “designated stock exchange,” within the meaning of the Canadian Tax Act (which currently includes the TSX), the Sierra Wireless common shares will be qualified investments under the Canadian Tax Act for a trust governed by a registered retirement savings plan (which we refer to as “RRSP”), a registered retirement income fund (which we refer to as “RRIF”), a registered disability savings plan (which we refer to as “RDSP”), a registered education savings plan (which we refer to as “RESP”), a tax-free savings account (which we refer to as “TFSA”) or a deferred profit sharing plan.

Notwithstanding the foregoing, if the Sierra Wireless common shares are “prohibited investments,” within the meaning of the Canadian Tax Act, for a particular RRSP, RRIF, or TFSA, the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, will be subject to a penalty tax under the Canadian Tax Act. The Sierra Wireless common shares will generally not be a “prohibited investment” for these purposes unless the annuitant under the RRSP or RRIF or the holder of the TFSA, as applicable, (i) does not deal at arm’s length with Sierra Wireless for purposes of the Canadian Tax Act, or (ii) has a “significant interest,” as defined in the Canadian Tax Act, in Sierra Wireless. In addition, the Sierra Wireless common shares will generally not be a “prohibited investment” if the Sierra Wireless common shares are “excluded property” for purposes of the prohibited investment rules for an RRSP, RRIF or TFSA. Pursuant to proposed amendments released on March 22, 2017, the rules with respect to “prohibited instruments” are proposed to apply to (i) RESPs and subscribers thereof and (ii) RDSPs and holders thereof.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times and for purposes of the Canadian Tax Act, is not, and is not deemed to be, a resident of Canada and does not use or hold, and is not deemed to use or hold, Numerex common stock and will not use or hold, or be deemed to use or hold, Sierra Wireless common shares in a business carried on in Canada (which we refer to in this portion of the summary as a “Non-Canadian Resident Holder”). This portion of the summary is not generally applicable to a Non-Canadian Resident Holder that is: (i) an insurer carrying on an insurance business in Canada and elsewhere or (ii) an “authorized foreign bank” (as defined in the Canadian Tax Act).

The following portion of the summary assumes that neither Numerex common stock nor Sierra Wireless common shares will constitute “taxable Canadian property” to any particular Non-Canadian Resident Holder at any time. Generally, Numerex common stock or Sierra Wireless common shares, as the case may be, will not constitute taxable Canadian property to a Non-Canadian Resident Holder at a particular time provided that the applicable shares are listed at that time on a designated stock exchange (which includes the Nasdaq and the TSX), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Canadian Resident Holder, (b) persons with whom the Non-Canadian Resident Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Numerex or Sierra Wireless, as the case may be, and (ii) more than 50% of the fair market value of Numerex common stock or Sierra Wireless common shares, as the case may be, was derived directly or indirectly from one or any combination of: (A) real or immovable properties situated in Canada, (B) “Canadian resource properties” (as defined in the Canadian Tax Act), (C) “timber resource properties” (as defined in the Canadian Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists. In certain circumstances set out in the Canadian Tax Act, shares which are not otherwise “taxable Canadian property” may be deemed to be “taxable Canadian property.”

Disposition Pursuant to the Merger

A Non-Canadian Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition of Numerex common stock, unless the shares are “taxable Canadian property” to the Non-Resident Holder and the shares are not “treaty-protected property” of the Non-Canadian Resident Holder, each within the meaning of the Canadian Tax Act.

Non-Canadian Resident Holders whose Numerex common stock is taxable Canadian property should consult their own tax advisors for advice regarding their particular circumstances, including whether their Numerex common stock constitutes treaty-protected property.

Dividends on Sierra Wireless Common Shares (Post-Merger)

Dividends paid or credited, or deemed to be paid or credited, on Sierra Wireless common shares to a Non-Canadian Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Canadian Resident Holder’s jurisdiction of residence. For example, the rate of withholding tax under the Treaty applicable to a Non-Canadian Resident Holder who is a resident of the United States for the purposes of the Treaty, is the beneficial owner of the dividend and is entitled to all of the benefits under the Treaty, generally will be 15%. Sierra Wireless will be required to withhold the required amount of withholding tax from the dividend, and to remit it to the CRA for the account of the Non-Canadian Resident Holder.

Disposition of Sierra Wireless Common Shares (Post-Merger)

A Non-Canadian Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition of Sierra Wireless common shares, unless the shares are “taxable Canadian property” to the Non-Canadian Resident Holder and the shares are not “treaty-protected property” of the Non-Canadian Resident Holder, each within the meaning of the Canadian Tax Act.

Non-Canadian Resident Holders whose Sierra Wireless common shares are taxable Canadian property should consult their own tax advisors for advice regarding their particular circumstances, including whether their Sierra Wireless common shares constitute treaty-protected property.

THE ADVISORY COMPENSATION PROPOSAL

As required by Section 14A of the U.S. Exchange Act and the applicable SEC rules promulgated thereunder, Numerex is providing its stockholders with the opportunity to cast a non-binding, advisory vote at the special meeting to approve the compensation that may be paid or become payable to Numerex’s named executive officers in connection with the merger. This compensation is summarized in the table in the section entitled “The Merger Proposal—Interests of Numerex’s Directors and Executive Officers in the Merger” including the footnotes to the table. This non-binding, advisory proposal relates only to the existing contractual obligations of Numerex (including arrangements that may only become effective if the merger is consummated) that may result in a payment to Numerex’s named executive officers in connection with the consummation of the merger and does not relate to any new compensation or other arrangements entered into in connection with or following the merger.

As a non-binding, advisory vote, this proposal is not binding upon Numerex, Numerex’s board of directors or Sierra Wireless Sierra Wireless’ board of directors, and approval of this proposal is not a condition to completion of the merger. The vote on the advisory compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the advisory compensation proposal and vice versa. Further, the underlying plans and agreements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation will be made payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote of Numerex stockholders. However, Numerex and Sierra Wireless value the opinions of Numerex stockholders and Sierra Wireless expects to consider the outcome of the vote, along with other relevant factors, when considering future executive compensation, assuming the merger is completed.

The approval of the advisory compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of Numerex common stock that are present at the special meeting, in person or by proxy, and are entitled to vote at the special meeting.

The Numerex board of directors encourages you to review carefully the compensation information disclosed in this proxy statement/prospectus.

The Numerex board of directors unanimously recommends that Numerex’s stockholders approve the following resolution:

“RESOLVED, that the stockholders of Numerex Corp. hereby approve, on an advisory (non-binding) basis, the compensation payments, which will or may be made to Numerex Corp.’s named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “The Merger Proposal—Interests of Numerex’s Directors and Executive Officers in the Merger” including the footnotes to the table of Numerex’s proxy statement for the special meeting.”

The Numerex board of directors unanimously recommends a vote “FOR” the advisory compensation proposal.

THE ADJOURNMENT PROPOSAL

Numerex stockholders are being asked to approve a proposal that will give the Numerex board of directors authority to adjourn the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal.

If the adjournment proposal is approved, the special meeting could be adjourned to any date. If the special meeting is adjourned, Numerex stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on the adjournment proposal, your shares of Numerex common stock will be voted in favor of the adjournment proposal.

The approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of Numerex common stock that are present at the special meeting, in person or by proxy, and are entitled to vote on the adjournment proposal.

The Numerex board of directors recommends a vote “FOR” the adjournment proposal.

INFORMATION ABOUT THE COMPANIES

Sierra Wireless Inc.

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

1-604-231-1100

Sierra Wireless was incorporated under, and is governed by, the CBCA. Sierra Wireless is a leading provider of device-to-cloud solutions for the Internet of Things (which we refer to as “IoT”). Sierra Wireless offers the industry’s most comprehensive portfolio of cellular and short range embedded wireless modules and gateways that, combined with its cloud platform and connectivity services, create an end-to-end solution for enabling IoT applications. Original Equipment Manufacturers and enterprises worldwide trust Sierra Wireless’ innovative solutions to get their connected products and services to market faster. Sierra Wireless operates its business under three reportable segments: (i) OEM Solutions; (ii) Enterprise Solutions; and (iii) Cloud and Connectivity Services. Its OEM Solutions segment includes embedded cellular and short range wireless modules, software and tools for OEM customers who integrate wireless connectivity into their solutions across a broad range of industries, including automotive, transportation, energy, enterprise networking, sales and payment, mobile computing, security, industrial monitoring, field services, residential, healthcare and others. Its Enterprise Solutions segment includes a range of intelligent routers and gateways along with management tools and applications that enable secure cellular connectivity for enterprise customers. Its Cloud and Connectivity Services segment comprises three main areas of operations: (i) cloud services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, devices and applications; (ii) global cellular connectivity services, which include our Smart SIM and core network platforms; and (iii) managed broadband cellular services, which include a combination of hardware, connectivity services and cloud services. Sierra Wireless holds all of the common stock of Merger Sub, a direct, wholly-owned subsidiary formed in Delaware.

Sierra Wireless is a public company trading on both the Nasdaq GM and the TSX under the ticker symbols “SWIR” and “SW,” respectively. Sierra Wireless’ principal executive offices are located at 13811 Wireless Way, Richmond, British Columbia, Canada V6V 3A4, and its telephone number is 1-604-231-1100.

Additional information about Sierra Wireless can be found on its website at http://www.sierrawireless.com. The information contained in, or that can be accessed through, Sierra Wireless’ website is not intended to be incorporated into this proxy statement/prospectus. For additional information about Sierra Wireless, see the section entitled “Where You Can Find Additional Information.”

Wireless Acquisition Sub, Inc.

c/o Sierra Wireless Inc.

13811 Wireless Way, Richmond

British Columbia, Canada V6V 3A4

(604) 231-1100

Wireless Acquisition Sub, Inc. (which we refer to as “Merger Sub”) is a Delaware corporation and a direct, wholly-owned subsidiary of Sierra Wireless. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into Numerex. As a result, Numerex will survive the merger as a direct, wholly-owned subsidiary of Sierra Wireless. Upon completion of the merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive offices are located at 13811 Wireless Way, Richmond, British Columbia, Canada V6V 3A4, and its telephone number is 1-604-231-1100.

Numerex Corp.

400 Interstate Parkway, Suite 1350

Atlanta, GA

1-770-693-5950

Numerex is a corporation organized under the laws of the Commonwealth of Pennsylvania. Numerex is a single source, leading provider of managed enterprise solutions enabling the IoT. Numerex empowers enterprise operations with world-class, managed IoT solutions that are simple, innovative, scalable and secure. Numerex’s core strategy is to generate long term and sustainable recurring revenue through a portfolio of managed, end-to-end IoT solutions which are generally sold on a subscription basis and built on its horizontal, integrated platform. Numerex’s solutions incorporate the key IoT building blocks — Device, Network, Application and Platform. Numerex’s solutions also simplify the implementation and improve the speed to market for enterprise users in select, targeted verticals in the asset monitoring and optimization, asset tracking, and safety and security markets.

Numerex is a public company trading on the Nasdaq under the ticker symbol “NMRX.” Numerex’s principal executive offices are located at 400 Interstate Parkway, Suite 1350, Atlanta, Georgia, and its telephone number is 1-770-693-5950.

Additional information about Numerex can be found on its website at http://www.numerex.com. The information contained in, or that can be accessed through, Numerex’s website is not intended to be incorporated into this proxy statement/prospectus. For additional information about Numerex, see the section entitled “Where You Can Find Additional Information.”

THE MERGER AGREEMENT

The summary of the material provisions of the merger agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not provide all of the information about the merger agreement that might be important to you. You are urged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary are included solely to provide you with information regarding its terms. The representations, warranties and covenants made in the merger agreement by Sierra Wireless, Numerex and Merger Sub were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by Sierra Wireless, Numerex and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right to not complete the merger if the representations and warranties of the other party prove to be untrue, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed or furnished with or to the SEC or on SEDAR, are qualified by certain matters contained in certain reports publicly filed or furnished with or to the SEC and on SEDAR, and in some cases were qualified by the matters contained in the respective confidential disclosure letters that Numerex and Sierra Wireless delivered to each other in connection with the merger agreement, which disclosures were not included in the merger agreement attached to this proxy statement/prospectus as Annex A. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus, the documents incorporated by reference into this proxy statement/prospectus, and reports, statements and filings that Numerex and Sierra Wireless file or furnish with or to the SEC and Sierra Wireless files on SEDAR from time to time. For more information, see the section entitled “Where You Can Find Additional Information.”

The Merger

The merger agreement provides that, subject to the terms and conditions of the merger agreement and in accordance with the provisions of the PBCL, at the effective time, Merger Sub, a direct, wholly-owned subsidiary of Sierra Wireless, will merge with and into Numerex and, as a result, the separate existence of Merger Sub will cease, and Numerex will continue as the surviving corporation in the merger, becoming a direct, wholly-owned subsidiary of Sierra Wireless.

The completion of the merger will occur no later than the third business day after all of the closing conditions set forth in the merger agreement are satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to satisfaction or waiver of those conditions), or at such other time as Numerex and Sierra Wireless agree in writing. For more information, see the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur.” The merger will become effective as of the date and time specified in the statement of merger filed with the Department of State of the Commonwealth of Pennsylvania.

Effects of the Merger

Merger Sub

The merger agreement provides that the directors of Merger Sub immediately prior to the effective time will serve as the directors of the surviving corporation in the merger following the effective time, and the officers of Numerex immediately prior to the effective time will serve as the officers of the surviving corporation in the merger following the effective time. The articles of incorporation and bylaws of Merger Sub immediately prior to the effective time will serve as the articles of incorporation and bylaws of the surviving corporation in the merger following the effective time.

Sierra Wireless Governance and Other Matters

The merger agreement does not contemplate any changes to Sierra Wireless’ current board of directors. Information about Sierra Wireless’ current board of directors is incorporated herein by reference from Sierra Wireless’ Notice of 2017 Annual General Meeting and Management Information Circular, furnished to the SEC on Form 6-K on April 20, 2017.

Merger Consideration

At the effective time, by virtue of the merger and without any action on the part of the parties to the merger agreement or any Numerex stockholder, each share of Numerex common stock issued and outstanding immediately prior to the effective time (including Numerex common stock resulting from the deemed exercise of the Numerex Warrants and Numerex options, and the settlement of Numerex RSUs, and other than shares of Numerex common stock held directly or indirectly by Numerex, Sierra Wireless or any of their respective subsidiaries), will be automatically converted into the right to receive 0.1800 of a validly issued, fully paid and non-assessable Sierra Wireless common share (which we refer to as the “merger consideration”).

The merger consideration will be equitably adjusted to provide Numerex stockholders and Sierra Wireless the same economic effect as contemplated by the merger agreement in the event of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger or other similar transaction involving Numerex common stock or Sierra Wireless common shares prior to the completion of the merger.

No Fractional Shares

No fractional Sierra Wireless common shares will be issued upon the conversion of Numerex common stock. All fractional Sierra Wireless common shares that a holder of eligible shares would be otherwise entitled to receive pursuant to the merger agreement will be aggregated and rounded to three decimal places. Any holder of eligible shares otherwise entitled to receive a fractional Sierra Wireless common share will be entitled to receive a cash payment, without interest, in lieu of any such fractional share, which payment will be calculated by the exchange agent and will represent such holder’s proportionate interest in a Sierra Wireless common share based on the closing trading price of Sierra Wireless common shares on the Nasdaq GM, as reported by the Nasdaq GM on the first day immediately following the effective time. No holder of eligible shares will be entitled by virtue of the right to receive cash in lieu of fractional Sierra Wireless common shares to any dividends, voting rights or any other rights in respect of any fractional Sierra Wireless common share.

Surrender of Numerex Common Stock

Prior to the effective time, Sierra Wireless, at its sole expense, will designate a nationally recognized financial institution or trust company acceptable to Numerex (which we refer to as the “exchange agent”) for the purpose of exchanging the Numerex common stock certificates (which we refer to as the “Numerex certificates”) and the shares of Numerex common stock represented by book-entry (which we refer to as the “Numerex book-entry shares”) for the merger consideration.

At or promptly after the effective time, Sierra Wireless will authorize the exchange agent to issue certificates, or at Sierra Wireless’ option, evidence of shares in book-entry form, representing the shares of Sierra Wireless common shares equal to the aggregate merger consideration for the sole benefit of the former holders of shares of Numerex common stock.

Promptly after the effective time, Sierra Wireless will instruct the exchange agent to mail to each holder of record of a Numerex certificate or a Numerex book-entry share and whose shares of Numerex common stock each were converted into the right to receive the merger consideration a letter of transmittal and instructions for use in effecting the surrender of the Numerex common stock in exchange for the merger consideration.

Upon surrender to the exchange agent of a Numerex certificate (or an affidavit of loss in lieu thereof) or a Numerex book-entry share for cancellation, in accordance with the terms of the transmittal materials and instructions, the holder of such Numerex certificate or Numerex book-entry share will be entitled to receive in exchange therefor the applicable merger consideration for each share of the Numerex common stock formerly represented by such Numerex certificate or Numerex book-entry share, to be delivered within 10 business days following the later to occur of (x) the effective time or (y) the exchange agent’s receipt of a duly executed letter of transmittal and such Numerex certificate (or affidavit of loss in lieu thereof) or Numerex book-entry share, and the Numerex certificate (or affidavit of loss in lieu thereof) or Numerex book-entry share so surrendered shall be forthwith cancelled.

If registration of the merger consideration is to be made to a person other than the person in whose name the surrendered Numerex certificate is registered, it shall be a condition precedent of such registration that (A) the Numerex certificate so surrendered shall be properly endorsed and (B) the person requesting such registration shall have paid any transfer and other similar taxes or shall have established to the satisfaction of Sierra Wireless that such tax either has been paid or is not required to be paid. Registration of the applicable merger consideration with respect to Numerex book-entry share will only be made to the person in whose name such Numerex book-entry share are registered. No interest will be paid or accrued on any cash amount payable upon surrender of the Numerex certificate or the Numerex book-entry share.

If any Numerex certificates have been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed Numerex certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable merger consideration payable in respect thereof; provided that Sierra Wireless may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Numerex certificate to deliver a bond in such reasonable and customary amount as Sierra Wireless may direct as indemnity against any claim that may be made against Sierra Wireless, the surviving corporation or the exchange agent with respect to the Numerex certificate alleged to have been lost, stolen or destroyed.

Withholding

Each of Sierra Wireless, Numerex, the surviving corporation and the exchange agent will be entitled to deduct and withhold from the amounts otherwise payable under the merger agreement to any person, such amounts as it is required to deduct and withhold by applicable law. To the extent that amounts are so withheld by Sierra Wireless, Numerex, the surviving corporation or the exchange agent, as the case may be, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction or withholding was made.

Treatment of Numerex Equity Awards

Options and Stock Appreciation Rights. At the effective time, each outstanding In-the-Money Option or In-the-Money SAR, will become fully vested and will be automatically cancelled and extinguished in exchange for the right to receive, as soon as practicable after the effective time, a number of Sierra Wireless common shares for each such Numerex option and Numerex SAR determined by dividing (i) the excess of (x) the exchange ratio multiplied by the volume weighted average price of a Sierra Wireless common share on the Nasdaq GM for the five trading days ending on the last trading day prior to the day on which the effective time occurs minus (y) the per-share exercise price for the shares of Numerex common stock that would have been issuable upon exercise of such In-the-Money Option or In-the-Money SAR, as the case may be, by (ii) the volume weighted average price of a Sierra Wireless common share on the Nasdaq GM for the five trading days ending on the last trading day prior to the day on which the effective time occurs, and rounding to the nearest ten-thousandth of a share. Each Numerex option and Numerex SAR that is not an In-the-Money Option or In-the-Money SAR, as applicable, whether vested or unvested, will automatically be cancelled and cease to represent the right to acquire shares of Numerex common stock, without any payment of any consideration therefor.

Sierra Wireless will pay to each holder of In-the-Money Options or In-the-Money SARs cash in lieu of fractional shares to which such holder would be entitled; provided that the calculation of the amount of such fractional shares shall be determined on an aggregate basis taking into account all In-the-Money Options and In-the-Money SARs held by such holder.

Restricted Stock Units. At the effective time, each outstanding restricted stock unit denominated in Numerex RSU whether vested or unvested, will automatically vest in full and any restrictions thereon will lapse. Each such Numerex RSU shall be cancelled and the holder of a Numerex RSU will be entitled to receive, as promptly as practicable (but no later than 15 calendar days) following the effective time, (i) a number of Sierra Wireless common shares equal to 0.1800 multiplied by the number of shares of Numerex common stock represented by each such Numerex RSU and (ii) any accrued but unpaid dividends with respect to any Numerex RSU.

Warrants. Subject to certain exceptions, not less than seven business days prior to the closing of the merger, Numerex will provide written notice to all holders of each outstanding unexercised Numerex Warrant, which notice shall include such reasonable information as a holder of a Numerex Warrant may reasonably require regarding the treatment of a Numerex Warrant in connection with the closing of the merger and which notice shall otherwise be provided in accordance with the terms of each applicable Numerex Warrant agreement. If, upon receiving notice of the closing of the merger, a holder exercises its Numerex Warrant in accordance with its terms, then such Numerex Warrant will be (i) deemed exercised immediately prior to and contingent upon the closing of the merger and (ii) cancelled and the holder thereof will be entitled to receive, as promptly as practicable (but no later than 15 calendar days) following the effective time, in consideration of the exercise and cancellation of such Numerex Warrant and in settlement therefor, in lieu of the Numerex common stock immediately issuable upon exercise of the Numerex Warrant, the number of Sierra Wireless common shares equal to the exchange ratio multiplied by the number of shares of Numerex common stock issuable upon the exercise of such Numerex Warrant had the Numerex Warrant been exercised immediately prior to the consummation of the merger. If, upon receiving notice of the closing of the merger, a holder does not exercise its Numerex Warrant in accordance with its terms, then such Numerex Warrant will (i) expire immediately prior to the consummation of the merger and (ii) cease to represent the right to acquire shares of Numerex common stock, without any payment of any consideration therefor.

With regard to the warrant issued to Hale Capital on June 7, 2017, entitling the holder thereof to the Hale Warrant, Numerex, Sierra Wireless and Hale Capital have entered into the Hale Agreement, under which and in accordance with the terms of the Hale Warrant, Numerex will purchase the Hale Warrant from Hale Capital for the amount of $4,000,000, following which the Hale Warrant will be cancelled.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by each of Numerex and Sierra Wireless solely for the benefit of the other, and that are subject in some cases to important exceptions and qualifications, including, among other things, as to materiality and material adverse effect. Furthermore, the assertions embodied in those representations and warranties are qualified by information in Numerex’s and Sierra Wireless’ respective public filings and the confidential disclosure letters that the parties to the merger agreement have exchanged in connection with execution of the merger agreement, which disclosure letters will not be reflected in the merger agreement or otherwise publicly disclosed. The confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. See the section entitled “The Merger Agreement—Material Adverse Effect” below for a definition of material adverse effect applicable to each of Numerex and Sierra Wireless. The representations and warranties were used for the purpose of allocation of risk between the parties to the merger agreement rather than establishing matters of fact. For the foregoing reasons, these descriptions, representations and warranties should not be read alone. The representations and warranties of Numerex in the merger agreement relate to, among other things:

•	due organization, valid existence, good standing, corporate or other entity power and authority, organizational documents and ownership of subsidiaries;

•	capital structure, including in particular the number of shares of Numerex common stock, shares of Numerex Class B Common Stock, shares of Numerex preferred stock and Numerex equity-based awards issued and outstanding;

•	the corporate power and authority to execute, deliver and perform its obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	absence of violations or breaches of its or its subsidiaries’ governing documents or contracts or applicable laws as a result of entering into the merger agreement and the consummation of the merger and the other transactions contemplated thereby;

•	consents and approvals required in connection with the execution and delivery of the merger agreement or the completion of the merger and the other transactions contemplated by the merger agreement, including required filings with, and the consents and approvals of, governmental entities or third parties in connection with the transactions contemplated by the merger agreement;

•	compliance with applicable laws, including anti-corruption laws and sanctions, since January 1, 2014;

•	possession of and compliance with, material permits and other governmental authorizations required for the operation of each party’s businesses, including the respective businesses of each of its subsidiaries;

•	SEC securities filings (including reports, schedules, forms and other documents) since January 1, 2014, including financial statements contained therein;

•	disclosure controls and procedures and internal controls over financial reporting;

•	absence of changes since March 31, 2017;

•	absence of certain liabilities and certain restrictions on business activities of each of the parties to the merger agreement;

•	compliance with applicable laws (including the Communications Act and Federal Communications Commission rules and regulations) and legal and regulatory proceedings;

•	matters related to employee benefit plans;

•	litigation;

•	certain material contracts, including that there exists no violation or breach of such material contracts;

•	environmental matters;

•	tax matters;

•	intellectual property matters;

•	title to Numerex’s assets;

•	real property matters;

•	insurance matters;

•	the inapplicability of certain anti-takeover statutes to the transactions contemplated by the merger agreement, including the merger;

•	related party transactions;

•	the books and records and minute books;

•	certain supplier, customer and product matters;

•	absence of malfunction or material interruption of computer and information technology systems in the past four years;

•	accuracy of the information supplied for inclusion in this proxy statement/prospectus; and

•	brokers’ fees in connection with the transactions contemplated by the merger agreement.

The merger agreement also contains representations and warranties made by each of Sierra Wireless and the Merger Sub as to, among other things:

•	due organization, valid existence, good standing, corporate or other entity power and authority, organizational documents and ownership of subsidiaries;

•	capital structure, including in particular the number of Sierra Wireless common shares, Sierra Wireless preference shares and Sierra Wireless equity-based awards issued and outstanding;

•	the corporate power and authority to execute, deliver and perform its obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	absence of certain changes since March 31, 2017;

•	tax matters;

•	absence of violations or breaches of its or its subsidiaries’ governing documents or contracts or applicable laws as a result of entering into the merger agreement and the consummation of the merger and the other transactions contemplated thereby;

•	consents and approvals required in connection with the execution and delivery of the merger agreement or the completion of the merger and the other transactions contemplated by the merger agreement, including required filings with, and the consents and approvals of, governmental entities or third parties in connection with the transactions contemplated by the merger agreement;

•	compliance with applicable laws, including anti-corruption laws and sanctions, since January 1, 2014;

•	filings (including reports, schedules, forms and other documents) with the applicable Canadian and U.S. securities regulatory authorities, including financial statements contained therein;

•	non-status of Sierra Wireless as an “investment company” under the United States Investment Company Act of 1940, as amended;

•	the existence of any unresolved written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Sierra Wireless or any of its subsidiaries or their respective internal accounting controls, in each case since December 31, 2015;

•	compliance with applicable laws;

•	litigation;

•	accuracy of the information supplied for inclusion in this proxy statement/prospectus;

•	the registration of Sierra Wireless common shares to be issued as merger consideration; and

•	the ownership and operations of Merger Sub.

Material Adverse Effect

Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect).

Under the merger agreement, a “material adverse effect” with respect to Sierra Wireless, Numerex or any of their respective subsidiaries is defined as any change, development, event, occurrence, circumstance, condition or effect that, individually or in the aggregate, is materially adverse to or would reasonably be expected to have a material adverse effect on, (i) the condition (financial or otherwise), properties, assets (including intangible assets), business, operations or results of operations of Sierra Wireless or Numerex and their respective subsidiaries, taken as a whole, or (ii) the ability of Sierra Wireless or Numerex to consummate the merger and the other transactions contemplated thereby; provided that none of the following will be deemed to be or constitute a material adverse effect or will be taken into account when determining whether a material adverse effect has occurred or may, would or could occur:

•	(i) changes in general economic or political conditions;

•	(ii) changes generally affecting the industries in which Sierra Wireless or Numerex and their respective subsidiaries operate;

•	(iii) changes in applicable law, U.S. GAAP or accounting regulations or principles, or the enforcement, implementation or interpretation thereof, that apply to Sierra Wireless or Numerex and their respective subsidiaries;

•	(iv) the announcement or pendency of the merger agreement or the transactions contemplated thereby, including the impact thereof on relationships with employees, customers, suppliers, distributors or others having relationships with Sierra Wireless, Numerex or any of their respective subsidiaries;

•	(v) any changes in financial, banking or securities markets in general and any changes in the trading volume or trading prices of any security or any market index or of Sierra Wireless’ or Numerex’s capital stock, as the case may be, in and of themselves;

•	(vi) any failure to meet financial projections, whether internal or published;

•	(vii) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof;

•	(viii) any action required or permitted by the merger agreement or any action taken (or omitted to be taken) with the written consent of, or at the written request of, the other party to the merger agreement; or

•	(ix) any natural or man-made disaster or acts of God.

Covenants Regarding Conduct of Business by Numerex, Sierra Wireless and Merger Sub Pending the Merger

Covenants Regarding Conduct of Business by Numerex Pending the Merger

Numerex has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the earlier of the effective time of the merger or the termination of the merger agreement. In general, except as required or permitted by the merger agreement, required by applicable law or consented to in writing by Sierra Wireless (which consent may not be unreasonably withheld or delayed), Numerex has agreed to, and to cause each of its subsidiaries to:

•	conduct its and their business in all material respects in the ordinary course of business consistent with past practice and in compliance with applicable law;

•	use its commercially reasonable best efforts consistent with past practice to preserve intact its business organizations and its advantageous relationships with employees, customers, suppliers, distributors, licensors, licensees and others having business dealings with Numerex; and

•	take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Numerex, Sierra Wireless or Merger Sub to obtain any necessary approvals of any governmental entity required for the transactions or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby.

In addition, except as required or permitted by the merger agreement, required by applicable law or consented to in writing by Sierra Wireless (with any such request for consent to be given good faith consideration by Sierra Wireless), from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement, with certain exceptions, Numerex has agreed not to, and to cause each of its subsidiaries not to, do, cause or permit any of the following:

•	amend its articles of incorporation or bylaws, or comparable organizational or governing documents;

•	declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock (other than the payment of any dividend or distribution by any subsidiary of Numerex to Numerex or to another subsidiary of Numerex in the ordinary course of business, consistent with past practice);

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up, except for withholding taxes incurred in connection with the exercise, or settlement, of Numerex equity awards pursuant to the terms of the merger agreement;

•	(A) grant, confer, award, accelerate, amend or change the period of exercisability or vesting of any Numerex options, Numerex SARs, Numerex Warrants or Numerex RSUs or other rights granted under any of Numerex’s equity-based awards, the vesting of the securities purchased or purchasable under such Numerex options, Numerex SARs, Numerex Warrants or Numerex RSUs or other rights or the vesting schedule issued under such stock plans or otherwise, (B) amend or change any other terms of such Numerex options, Numerex SARs, Numerex Warrants or Numerex RSUs or (C) authorize cash payments in exchange for any Numerex options, Numerex SARs, Numerex Warrants or Numerex RSUs or other rights granted or issued under such plans or otherwise;

•	subject to certain exceptions, enter into, terminate, waive any of the material terms of, amend or otherwise modify any Numerex material contract;

•	issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other contracts of any character obligating Numerex to issue any such shares or other convertible securities, other than the issuance of shares of Numerex common stock pursuant to the exercise of Numerex options, Numerex SARs, Numerex Warrants or pursuant to the settlement of Numerex RSUs, in each case, outstanding on the date of the merger agreement;

•	(A) hire any additional officers or other employees, or engage any consultants or independent contractors (except hiring of employees to fill open positions arising as a result of the termination for cause or resignation of employees of Numerex following the date of the merger agreement, in each case, so long as no such employee’s aggregate compensation exceeds $150,000 and using Numerex’s standard, unmodified form of offer letter (which we refer to collectively as “Permitted Hires”)), (B) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employees of Numerex or any of its subsidiaries at a level of Vice President or higher, except for cause or non-performance of material duties, (C) enter into, amend or extend the term of any employment, consulting, severance or termination agreement with any officer, employee, consultant or independent contractor, in each case, except with respect to Permitted Hires or (D) enter into any contract with a labor union or collective bargaining agreement, unless required pursuant to applicable law;

•

(A) commence, implement or effect any material organizational restructuring of the Numerex or any of its subsidiaries, or take any action that would result in any restructuring, shutdown or similar change, (B) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Numerex or any of its subsidiaries or (C) reassign the responsibilities of any employee at a level of Vice President or higher in any material respect, except for cause or non-performance of material duties;

•	(A) make or assume any loans or advances (other than routine travel advances and sales commission draws to employees of Numerex or any of its subsidiaries in the ordinary course of business, consistent with past practice) to, or any investments in or capital contributions to, any person, other than funding to any subsidiary of Numerex in order to fund operations in the ordinary course of business, consistent with past practice, (B) forgive or discharge, in whole or in part, any outstanding loans or advances or (C) amend or modify, in any material respect, any loan previously granted;

•	(A) transfer or license any rights to any Numerex intellectual property, or acquire or license any third-party intellectual property, other than non-exclusive licenses in the ordinary course of business, consistent with past practice, or (B) transfer or provide a copy of any Numerex-owned intellectual property to any person, other than to current employees and consultants of Numerex or its subsidiaries involved in the development of Numerex’s products on a need-to-know basis, consistent with past practice;

•	sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate, to Numerex’s business, other than sales and non-exclusive licenses of Numerex’s products in the ordinary course of business, consistent with past practice, or enter into any contract with respect to the foregoing;

•	incur any indebtedness, enter into any “keep well” or other contract to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

•	make any capital expenditures, capital additions or capital improvements which are more than ten percent (10%) greater than the amounts set forth in the capital expenditures budget provided in the merger agreement;

•	(A) enter into, adopt, terminate or amend any of Numerex’s employee plans, other than routine amendments that do not materially increase benefits or result in a material increase in administrative costs, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except, in each case, as required under applicable law or as necessary to maintain the qualified status of such plan under the Code; (B) materially amend any deferred compensation plan; (C) pay any special bonus or special remuneration to any employee, non-employee director, independent contractor or consultant or increase the salaries, wage rates or fees of its employees or consultants or materially increase the benefits provided to any of its employees, non-employee directors, independent contractors or consultants (other than ordinary course salary increases for employees at a level below Vice President in connection with annual performance reviews or promotions and that do not exceed ten percent (10%) for any such employee); or (D) add any new members to the Numerex board of directors or to the board of directors or similar governing body of any of its subsidiaries (other than to replace a member of such board of directors who resigns or is otherwise removed from such position following the date of the merger agreement and prior to the closing of the merger);

•	grant or pay, or enter into any contract providing for the granting of, any severance, retention or termination pay (other than accrued but unpaid salary), or the acceleration of vesting or other benefits upon the closing of the merger or termination of employment, to any person (other than severance payments for employees terminated prior to the date of the merger agreement);

•	(A) commence a legal proceeding other than (1) for the routine collection of accounts receivable, (2) in such cases where Numerex in good faith and following consultation with Sierra Wireless determines that failure to commence such legal proceeding would result in the material impairment of a valuable aspect of Numerex’s business or (3) for a breach of the merger agreement or (B) settle, offer to settle or agree to settle any material legal proceeding threatened or existing, other than (1) in the ordinary course of business and for consideration not in excess of $325,000, individually, or $400,000, in the aggregate, and(2) without imposing any material restriction on Numerex’s business;

•	acquire or agree to acquire (whether by merger, consolidation, joint venture, strategic alliance, partnership, purchase of a substantial portion of the assets or by any other similar transaction) any business or any assets of any other person or division thereof;

•

other than in the ordinary course of business, (A) make or change any material tax election or adopt or change any accounting tax method, (B) file any material tax return, any amendment to any such tax return or any claim for tax refunds (provided that Sierra Wireless will not unreasonably withhold its consent to such a filing), (C) enter into any tax sharing or closing agreement, settle any claim or assessment in respect of taxes for an amount materially in excess of the amount accrued or reserved with respect to taxes, (D) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes or (E) enter into intercompany transactions giving rise to deferred gain or loss of any kind;

•	change accounting methods or practices or revalue any of its material assets, except, in each case, as required by changes in U.S. GAAP, as confirmed by Numerex’s independent auditors, and after notice to Sierra Wireless;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	subject to certain exceptions, place or allow the creation of any encumbrance on any of its properties;

•	fail to timely file any report required to be filed with the SEC prior to the closing of the merger;

•	act in a manner that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Numerex of the transactions; or

•	agree in writing or otherwise to take any of the foregoing actions.

Covenants Regarding Conduct of Business by Sierra Wireless Pending the Merger

Sierra Wireless has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the earlier of the effective time of the merger or the termination of the merger agreement. Specifically, except as required or permitted by the merger agreement, required by applicable law or consented to in writing by Numerex (with any such request for consent to be given good faith consideration by Numerex), from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement with certain exceptions, Sierra Wireless has agreed not to do, cause or permit any of the following:

•	amend its certificate of incorporation or bylaws, in each case, in a manner that would be reasonably expected to prevent, materially delay or materially impair the ability of Sierra Wireless to consummate the merger or otherwise be adverse to the holders of Numerex common stock;

•	declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of Sierra Wireless’ capital stock;

•	split, combine or reclassify any of its capital stock;

•	adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	fail to timely file any report required to be filed with the applicable Canadian Securities Regulatory Authorities, the SEC, the TSX or the Nasdaq GM, in each case, prior to the closing of the merger;

•	act in a manner that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Sierra Wireless of the transactions contemplated by the merger agreement; or

•	agree in writing or otherwise to take any of the foregoing actions.

No Solicitation

Numerex has agreed that Numerex and its subsidiaries will, and will cause Numerex’s and their officers, directors, affiliates, employees, agents or advisors (including any investment banker, broker, attorney, accountant or consultant) or other authorized representatives to:

•

immediately cease any and all existing activities, discussions or negotiations with any persons (other than the parties to the merger agreement) conducted prior to or on the date of the merger agreement with respect to any acquisition proposal or any existing discussion that could reasonably be expected to lead to an acquisition proposal;

•	immediately request, and use commercially reasonable efforts to cause, any person (and such person’s representatives), other than Sierra Wireless and its representatives, with which Numerex has engaged in any such activities within the 18 month period preceding the date of the merger agreement to promptly return or destroy all non-public information previously provided to such person (and such person’s representatives); and

•	immediately terminate access for anyone other than Numerex, Sierra Wireless and Merger Sub and their respective representatives to any data rooms of Numerex.

Except as described in the merger agreement, Numerex (including the Numerex board of directors or any committee thereof) has agreed, from the time of the execution of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms, that it and any of its subsidiaries will not, and will not authorize or permit any of their respective representatives to, and shall cause their respective representatives not to, directly or indirectly:

•	solicit, initiate, encourage or knowingly facilitate or induce the making, submission or public announcement of an acquisition proposal, or the making of any inquiry, offer or proposal that would constitute or would reasonably be expected to lead to an acquisition proposal or the making or consummation thereof;

•	furnish to any third person any non-public information relating to Numerex or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Numerex or any of its subsidiaries to any third person, in each case, in connection with or for the purpose of encouraging or facilitating an acquisition proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an acquisition proposal;

•	engage in, enter into, participate in, maintain or continue any communications or negotiations regarding an acquisition proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an acquisition proposal, except to notify such person of the existence of these provisions;

•	agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any acquisition proposal or submit any acquisition proposal to the vote of any securityholders of Numerex or any of its subsidiaries;

•	enter into any commitment, agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract contemplating or otherwise relating to any acquisition proposal or enter into any agreement, contract, understanding or commitment to abandon, terminate or fail to consummate the merger; and

•	resolve, propose or agree to do any of the foregoing.

Notwithstanding the restrictions described above, if, prior to the approval and adoption of the merger agreement by Numerex stockholders, Numerex receives an unsolicited, written, bona fide acquisition proposal that the Numerex board of directors determines in good faith (after consultation with Numerex’s outside legal and financial advisors of national standing) is, or would reasonably be expected to lead to, a “Superior Proposal,” then Numerex may enter into discussions with, or deliver or make available any non-public information regarding Numerex and its subsidiaries to any person making such acquisition proposal; provided that that substantially concurrently (and in any event within 24 hours) Numerex delivers or makes available to Sierra Wireless such information to the extent such information was not previously made available to Sierra Wireless; provided, further, that, in each such case, Numerex, its subsidiaries and its representatives comply with each of the following:

•	none of Numerex, its subsidiaries and their respective representatives shall have violated any of the non-solicitation provisions of the merger agreement;

•	prior to furnishing any material non-public information to any person, Numerex receives from the person making any acquisition proposal an executed confidentiality agreement on terms no less favorable to Numerex than that certain confidentiality agreement, dated as of September 9, 2016, between Numerex and Sierra Wireless;

•	the Numerex board of directors determined in good faith (after consultation with its outside legal counsel) that the failure to deliver or make available such information or engage in such discussions would be reasonably likely to result in a violation of its fiduciary obligations to Numerex’s stockholders under applicable law; and

•	Numerex provides written notice to Sierra Wireless immediately after any such determination by the Numerex board of directors and before Numerex enters into discussions with, or delivers or makes available any non-public information to any person making such acquisition proposal.

In addition, from and after the date of the merger agreement, Numerex will promptly (but in any event within 24 hours) notify Sierra Wireless orally and in writing of the receipt of such acquisition proposal, and (i) if it is in writing, deliver to Sierra Wireless a copy of such acquisition proposal and any related draft agreements and other written material relating to such acquisition proposal or (ii) if oral, communicate to Sierra Wireless the material terms and conditions of such acquisition proposal, including, in each case, the identity of the person making such acquisition proposal. Numerex will keep Sierra Wireless reasonably informed on a current basis (but in any event within 24 hours of any such change) of the status and material terms of, and any material amendments, changes or modifications or proposed material amendments or modifications to, any such acquisition proposal (or the status thereof).

An “acquisition proposal” means any bona fide inquiry, offer, proposal, or indication of interest, or any public announcement of intention to make any offer, inquiry, proposal or indication of interest, relating to any transaction, or series of related transactions, involving:

•	(i) any acquisition or purchase by any person or “group,” within the meaning of Section 13(d) of the U.S. Exchange Act, directly or indirectly, of (A) securities representing 25% or more of the outstanding voting securities of Numerex or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of Numerex’s consolidated assets, or any tender or exchange offer that if consummated would result in any person or group beneficially owning 25% or more of the outstanding voting securities of Numerex;

•	(ii) any merger, consolidation, division, business combination or similar transaction involving Numerex or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of Numerex’s consolidated assets, pursuant to which Numerex stockholders immediately preceding such transaction hold securities representing less than 75% of the outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity); or

•	(iii) a sale or other disposition in a transaction or series of transactions by Numerex or any of its subsidiaries of assets representing (A) 25% or more of the aggregate fair market value of the assets of Numerex and its subsidiaries or (B) 25% or more of the consolidated net revenues, consolidated net income or consolidated book value of Numerex and its subsidiaries, immediately prior to such transaction or series of transactions, in each case, other than the merger and the other transactions contemplated thereby.

A “Superior Proposal” means any unsolicited, bona fide written acquisition proposal submitted after the date of the merger agreement, which (i) is not subject to a financing condition, (ii) is on terms that the Numerex board of directors (or a duly authorized committee thereof) determines in good faith (following consultation with Numerex’s outside legal counsel and independent financial advisor, in each case of national standing), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of such acquisition proposal are more favorable, from a financial point of view, to the Numerex and Numerex stockholders than the terms of the merger (after giving effect to any adjustments to the terms of the merger agreement proposed by Sierra Wireless in response to such acquisition proposal) and (iii) is reasonably likely to be consummated in accordance with its terms on a timely basis, taking into account all legal, regulatory and financial aspects (including the certainty of closing and the availability of financing) and the ability of such third party to consummate the transactions contemplated by such acquisition proposal; provided that for purposes of the definition of Superior Proposal, the references to “twenty five percent (25%)” in the definition of acquisition proposal shall be deemed to be references to “fifty percent (50%).”

Changes in the Numerex Board of Directors Recommendation

The Numerex board of directors (or a duly authorized committee thereof) has agreed, subject to certain exceptions summarized below, not to make an “adverse recommendation change,” which means Numerex has agreed not to:

•	withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Sierra Wireless or Merger Sub, its board recommendation that Numerex stockholders vote in favor of the adoption of the merger agreement at the special meeting (which we refer to as the “board recommendation”);

•	approve, endorse or recommend, or publicly propose to approve, endorse or recommend to the Numerex stockholders an acquisition proposal;

•

fail to publicly recommend against acceptance of any tender offer or exchange offer for Numerex common stock within 10 business days after commencement of such offer or against any acquisition proposal (provided that a

“stop, look and listen” communication by the Numerex board of directors pursuant to Rule 14d-9(f) of the U.S. Exchange Act shall not be deemed to be an adverse recommendation change unless and until the Numerex board of directors fails to reconfirm the board recommendation within 10 business days following the commencement of a tender offer or exchange offer);

•	fail to publicly reaffirm the board recommendation, in each case, within five business days after Sierra Wireless so requests in writing;

•	enter into any definitive agreement providing for an acquisition proposal; or

•	resolve or publicly propose to take any action described in the foregoing clauses.

Notwithstanding the restrictions described above, the Numerex board of directors (or a duly authorized committee thereof) may (i) make an adverse recommendation change in response to (i) make an adverse recommendation change in response to intervening event that the Numerex board of directors determines in good faith (after consultation with Numerex’s outside legal counsel and financial advisor) would be reasonably likely to violate its fiduciary obligations to Numerex and Numerex stockholders under applicable law, (ii) make an adverse recommendation change in response to Numerex’s receipt of an unsolicited, written, bona fide acquisition proposal that the Numerex board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, or (iii) if Numerex has complied, in all material respects, with the non-solicitation provisions of the merger agreement, cause Numerex to terminate the merger agreement and cause Numerex to enter into a definitive written agreement providing for such Superior Proposal, if and only if, in all cases, the Numerex board of directors determines in good faith, after consulting with and receiving advice from outside counsel, that failure to (A) make an adverse recommendation change or (B) terminate the merger agreement and enter into a definitive written agreement providing for a Superior Proposal, as the case may be, would reasonably be likely to violate the Numerex board of directors’ fiduciary obligations to Numerex and Numerex stockholders under applicable law.

Prior to making an adverse recommendation change in response to an intervening event or regarding a Superior Proposal or terminating of the merger agreement, Numerex shall have complied in all material respects with the non-solicitation provisions of the merger agreement and Numerex must inform Sierra Wireless in writing of its intention to make such an adverse recommendation change or terminate the merger agreement at least four business days prior to taking such action, and (x) in the case of a Superior Proposal, describe the material terms and conditions of such Superior Proposal (including the identity of the person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal and any financing commitments relating thereto) or (y) in the case of an intervening event, a description of the event and any related documentation. During the four business day notice period, as may be extended, Numerex must have negotiated, and must have caused its representatives to negotiate, with Sierra Wireless in good faith (to the extent Sierra Wireless desires to negotiate) with regard to any adjustments proposed by Sierra Wireless to the terms and conditions of the merger agreement so that such Superior Proposal ceases to constitute a Superior Proposal (or in the event of an intervening event, to allow the merger to be completed) and, following the end of such four business day period, as may be extended, the Numerex board of directors has considered in good faith any revisions to the terms of the merger agreement proposed by Sierra Wireless and determine (after consultation with Numerex’s outside legal and financial advisors) that failure to make an adverse recommendation change or terminate the merger agreement would be reasonably likely to violate the its fiduciary obligations to Numerex and Numerex stockholders under applicable law and, if applicable, prior to, or substantially concurrent with, the termination of the merger agreement, pay the termination fee described below under the section entitled “The Merger Agreement—Termination of the Merger Agreement—Termination Fee.”

An “intervening event” means any material event, development or change in circumstances with respect to Numerex and its subsidiaries, taken as a whole, first occurring after the date of the merger agreement and prior to the approval and adoption of the merger agreement by Numerex stockholders, which event, development or change in circumstances was not known or reasonably foreseeable by the Numerex board of directors or other specified individuals as of, or prior to, the date of the merger agreement; provided, that an intervening event will not include: (i) the receipt, existence or terms of an acquisition proposal, any matter related thereto or consequences thereof, (ii) changes in and of themselves in the market price or trading volume of Numerex common stock or Sierra Wireless common shares or (iii) the fact in and of itself that Numerex or Sierra Wireless meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period.

Numerex and Sierra Wireless further agree that, in the case of such actions taken in connection with a Superior Proposal, any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notice of the Numerex board of directors recommendation and an additional two business day period (the period inclusive of all such days, the “notice period”). Numerex agrees that: (i) during the notice period, Numerex will, and will cause its financial advisors and outside legal counsel to, negotiate with Sierra Wireless in good faith (if Sierra Wireless indicates to Numerex that it desires to negotiate) the terms of the merger agreement and (ii) Numerex will take into account all changes and adjustments to the terms of the merger agreement proposed by Sierra Wireless in determining whether such Superior Proposal continues to constitute a Superior Proposal. Numerex will keep Sierra Wireless reasonably informed of all developments affecting the material terms of any such Superior Proposal (and Numerex will provide Sierra Wireless with copies of any additional written materials received that relate to such Superior Proposal).

Nothing contained in the merger agreement prohibits the Numerex board of directors from (i) taking and disclosing to the Numerex stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the U.S. Exchange Act or Item 1012 of Regulation M-A or otherwise complying with the provisions of Rule 14e-2 or Rule 14d-9 under the U.S. Exchange Act or Item 1012 of Regulation M-A; provided that none of the following shall be deemed to be an adverse recommendation change: (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the U.S. Exchange Act (provided that such communication is also accompanied by a public statement by the Numerex board of directors expressly reaffirming the board recommendation), (ii) an express rejection of any applicable acquisition proposal or (iii) an express reaffirmation of the board recommendation.

Efforts to Obtain Required Stockholder Votes

Each of Numerex and Sierra Wireless has agreed to (i) use its reasonable best efforts to prepare and file with the SEC a registration statement on Form F-4, of which this proxy statement/prospectus is a part, under the U.S. Securities Act, as promptly as practicable using its reasonable best efforts to make such filing no later than 20 business days after the date of the merger agreement (provided that no party to the merger agreement shall be in breach of this timing obligation to the extent the delay is the result of an inability, after reasonable best efforts, to prepare required pro forma financial statements); (ii) use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the registration statement on Form F-4, have the registration statement on Form F-4 declared effective under the U.S. Securities Act as promptly as practicable after such filing, keep the registration statement on Form F-4 effective for as long as necessary to consummate the merger and the other transactions contemplated by the merger agreement and promptly after the registration statement on Form F-4 is declared effective, mail this proxy statement/prospectus to Numerex stockholders; and (iii) cause each of this proxy statement/prospectus and the registration statement on Form F-4 to comply as to form and substance in all material respects with the applicable provisions of the U.S. Securities Act and the rules and regulations thereunder, the U.S. Exchange Act and the rules and regulations thereunder, and the applicable requirements of each of the Nasdaq GM and the TSX.

Numerex has agreed to (i) mail this proxy statement/prospectus to its stockholders no later than five business days after it is declared effective and (ii) hold a special meeting of its stockholders, as soon as practicable but no more than 25 business days following the date on which this proxy statement/prospectus is declared effective, for the purpose of seeking the Numerex stockholder approval of the merger proposal, and, except if the Numerex board of directors has made an adverse recommendation change, to use its reasonable best efforts to solicit the requisite stockholder adoption for such proposal.

Employee Benefits

For the 18 month period following the effective time, Sierra Wireless will or will cause the surviving corporation (or other affiliate) to provide employee benefit and compensation plans for the benefit of employees who are actively employed by Numerex and its subsidiaries on the closing date (which we refer to as “Numerex Employees”) with (i) an annual base salary or base wage that is not less than the annual base salary or base wage in effect immediately prior to the effective time and (ii) employee benefits; provided that the aforementioned total compensation under (i) and (ii) is at least substantially equivalent in the aggregate to that provided as of the date of the merger agreement to similarly situated employees of Sierra Wireless and its subsidiaries whose workplace is in the United States. Without limiting the immediately preceding sentence, Sierra Wireless will or will cause the surviving corporation or other affiliate of Sierra Wireless, to provide to each Numerex Employee whose employment is terminated by the surviving corporation (or Sierra Wireless or any of its affiliates) without “cause” during the period commencing on the closing date, and specifically excluding any voluntary resignation by any Numerex Employee, and ending on the first anniversary of the closing date with the severance payments and benefits to which such Numerex Employee would have been entitled under the applicable severance pay plan of Numerex and its subsidiaries, subject to the terms of the severance plan, including the requirement to sign a waiver and release.

Sierra Wireless has agreed to give Numerex Employees credit for their service with Numerex prior to the closing date of the merger in connection with any employee benefit plan maintained by Sierra Wireless or any of its subsidiaries for purposes of eligibility, vesting and entitlement to benefits to the extent that such recognition of service will not result in the duplication of any benefits.

Sierra Wireless has agreed to waive or satisfy all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Numerex Employees under any medical, dental or other welfare plans in which such Numerex Employees are eligible to participate as of or after the effective time to the extent that such limitations were waived or satisfied under the applicable Numerex plan and to provide credit for any co-payments, coinsurances and deductibles paid prior to the closing date, in each case, under Sierra Wireless’s health and welfare plans following the closing date of the merger.

Director & Officer Indemnification and Insurance

Sierra Wireless has agreed to cause the surviving corporation, for six years after the closing of the merger, to indemnify and hold harmless each current and former director, officer and employee of Numerex and any of its subsidiaries (including individuals who served at the request of Numerex or its subsidiaries as a director or officer of another third person) (which we refer to collectively and including such individual’s affiliates as the “indemnified parties”) against all claims, losses, liabilities, damages, judgments, inquiries, fines, fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters, acts or omissions existing or occurring at or prior to the effective time) (including matters, acts or omissions occurring in connection with the approval of the merger agreement and the transactions and actions contemplated thereby)), arising out of or pertaining to the fact that the indemnified party (or such indemnified party’s affiliate) is or was an officer, director or employee of Numerex or its subsidiaries, is or was serving at the request of Numerex or its subsidiaries as a director or officer of another person or in respect of any acts or omissions in their capacities as such directors, officers or employees occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent permitted by applicable law and Numerex’s organizational documents.

Sierra Wireless has agreed to, or cause the surviving corporation to, for a period of six years after the effective time, either (i) maintain Numerex’s and Numerex’s subsidiaries’ existing directors’ and officers’ liability insurance policy and fiduciary liability insurance policy or (ii) provide substitute polices of not less than the existing coverage and have other terms not less favorable to the insured persons, with respect to claims against the present and former officers and directors of Numerex or any of its subsidiaries arising from facts or events that occurred on or prior to the effective time; provided that Sierra Wireless or the surviving corporation is not required to spend annual premiums in excess of 300% of the annual premium payable by Numerex for such insurance for the year ending December 31, 2016 (which we refer to as the “premium cap”), and if Sierra Wireless is unable to obtain such insurance, it shall obtain as much comparable insurance as possible for the years within such six year period for an annual premium equal to the premium cap, in respect of each policy year within such period. In lieu of the foregoing insurance, Numerex may purchase “tail” insurance coverage no less favorable than the aforementioned coverage, at a cost per year of  “tail” insurance no greater than the premium cap.

Takeover Statutes

Each of Numerex and Sierra Wireless has agreed not to take any action that would cause a state takeover statute or similar law or regulation to become applicable to the transactions contemplated by the merger agreement and, if any such takeover statute or similar law becomes applicable to the merger and related transactions, take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable takeover statute or similar law, as is in effect as of the date of the merger agreement or thereafter.

Payoff of Numerex Existing Debt

No later than three business days prior to the closing date of the merger, Numerex has agreed to obtain all necessary approvals to terminate Numerex’s and its subsidiary’s debt to the extent required under such documents. Unless otherwise agreed with the lenders holding such Numerex debt, Sierra Wireless will use its reasonable commercial efforts to extinguish such debt as soon as practicable following the closing of the merger.

Other Covenants and Agreements

The merger agreement also contains additional covenants, including, among others, matters relating to the reporting requirements of Section 16(a) of the U.S. Exchange Act, securities law matters, listing of Sierra Wireless common shares on the Nasdaq GM and the TSX, announcements relating to the merger, notice of failures to comply with covenants and covenants relating to access to information.

Regulatory Approvals

Each of Numerex and Sierra Wireless has agreed to:

•	promptly after the execution of the merger agreement, apply for or otherwise seek, and use its respective commercially reasonable efforts to obtain, all consents and approvals of governmental entities required to be obtained by it for the consummation of the merger and the other transactions;

•	make an appropriate filing of a notification and report form as required under the HSR Act no later than September 22, 2017;

•	as soon as practicable following the date of the merger agreement, make any filings required by any other applicable antitrust law, supply as soon as reasonably practicable and advisable any additional information or documentary material that may be required or reasonably requested by any governmental authority, and act in accordance with the merger agreement to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each governmental authority as soon as practicable;

•	keep each other reasonably fully informed of the status of various matters relating to the consummation of the merger and work cooperatively to obtain all necessary approvals under the merger agreement, including promptly notify the other party upon receipt of (i) any substantive comments from any officials of any governmental entity in connection with any filings made pursuant to the merger agreement and (ii) any request by any officials of any governmental entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any applicable law;

•	use its respective commercially reasonable efforts to resolve such objections, if any, as may be asserted by any governmental entity with respect to the transactions contemplated by the merger agreement under any applicable antitrust laws;

•	take any and all of the following actions to the extent necessary to cause the expiration of the notice periods under applicable antitrust laws with respect to the transactions contemplated by the merger agreement and to obtain the approval of any governmental entity with jurisdiction over the enforcement of any applicable law regarding the transactions: (i) entering into negotiations, (ii) providing information required by applicable law and (iii) substantially complying with any “second request” for information pursuant to applicable antitrust laws; and

•	use its respective reasonable best efforts, and to cooperate with each other party to the merger agreement to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the merger and the other transactions contemplated by the merger agreement, including taking all reasonable actions necessary to satisfy the parties’ respective conditions set forth above and executing and delivering such other instruments and doing and performing such other acts and things as may be reasonably necessary, appropriate or desirable to effect completely the consummation of the merger and the transactions contemplated by the merger agreement.

Conditions that Must Be Satisfied or Waived for the Merger to Occur

Conditions to the Obligations of Sierra Wireless, Merger Sub and Numerex

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of the following mutual conditions:

•	adoption of the merger agreement by Numerex stockholders;

•	approval of the Sierra Wireless common shares to be issued in the merger for listing on the Nasdaq GM and the TSX, subject only to the provision of required documentation as is customary in the circumstances;

•	expiration or early termination of the waiting period applicable to the completion of the merger under the HSR Act, which was provided on October 23, 2017;

•	the absence of any court or other governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any injunction, order, judgment or law that is in effect and enjoins, makes illegal or otherwise prohibits completion of the merger;

•	the absence of any governmental entity having instituted any pending legal proceeding, action, claim or litigation before any governmental entity of competent jurisdiction seeking to restrain, enjoin or prohibit the completion of the merger; and

•

the registration statement, of which this proxy statement/prospectus forms a part, having been declared effective in accordance with the provisions of the U.S. Securities Act, no stop order suspending the effectiveness of the registration statement having been issued, and no proceedings for that purpose having been commenced by the SEC, unless subsequently withdrawn.

Conditions to the Obligations of Sierra Wireless and Merger Sub

The obligations of Sierra Wireless and Merger Sub to complete the merger are subject to the satisfaction or waiver of further conditions, including:

•	the accuracy of the representations and warranties of Numerex contained in the merger agreement as of the date of the merger agreement and as of the closing date (other than representations that by their terms speak specifically as of another date), subject to the materiality standards provided in the merger agreement;

•	Numerex having performed in all material respects the obligations required to be performed by it under the merger agreement at or prior to the closing;

•	Sierra Wireless’s receipt of a certificate signed on behalf of Numerex by an executive officer of Numerex, certifying that the conditions set forth in the two bullets directly above have been satisfied;

•	Since the merger agreement, no material adverse effect on Numerex having occurred; and

•	Sierra Wireless will have received an opinion of PricewaterhouseCoopers or a nationally-recognized law firm experienced in such matters, dated as of the closing date, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Conditions to the Obligations of Numerex

The obligation of Numerex to complete the merger is subject to the satisfaction or waiver of further conditions, including:

•	the accuracy of the representations and warranties of Sierra Wireless and Merger Sub contained in the merger agreement as of the date of the merger agreement and as of the closing date (other than representations that by their terms speak specifically as of another date), subject to the materiality standards provided in the merger agreement;

•	each of Sierra Wireless and Merger Sub having performed in all material respects the obligations required to be performed by it under the merger agreement at or prior to the closing;

•	Numerex’s receipt of a certificate signed on behalf of Sierra Wireless by an executive officer of Sierra Wireless, certifying that the conditions set forth in the three bullets directly above have been satisfied;

•	Since the merger agreement, no material adverse effect on Sierra Wireless having occurred; and

•	Numerex will have received an opinion of Arnold & Porter Kaye Scholer LLP or another nationally-recognized law firm experienced in such matters, dated as of the closing date, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

Termination by Mutual Agreement

The merger agreement may be terminated at any time prior to the effective time by the mutual written consent of Numerex and Sierra Wireless.

Termination by Either Numerex or Sierra Wireless

The merger agreement may be terminated at any time prior to the effective time by either Numerex or Sierra Wireless under the following circumstances:

•

if the merger is not completed by April 1, 2018 (which we refer to, as may be extended, the “outside date”), which date may be extended upon election of either party to the merger agreement to August 1, 2018 in the event that the only closing conditions not yet satisfied (other than those conditions that are, by their nature, to be satisfied at closing) is (i) the expiration of all waiting periods (including extensions) applicable to the merger under the HSR Act and any other applicable antitrust laws, (ii) the absence of any governmental entity having instituted any pending legal proceeding before any governmental entity of competent jurisdiction seeking to restrain, enjoin or prohibit the completion of the merger as a result of a review of the transactions contemplated by the merger agreement by the U.S. Committee on Foreign Investment and/or (iii) the registration statement having been declared effective; provided, that such termination rights shall not be available to a party if the failure of the merger to have been consummated on or before the outside date was primarily due to the failure of such party to perform any representation, warranty, covenant or other agreement of such party set forth in the merger agreement;

•	if the “requisite Numerex stockholder vote” (i.e., the adoption of the merger agreement by the holders of a majority of the votes cast by the holders of Numerex common stock entitled to vote on the merger proposal) is not obtained;

•	if a governmental entity that must grant an approval in connection with the merger issues a final and non-appealable denial; and

•	if a governmental entity of competent jurisdiction issues an injunction permanently restraining or enjoining the completion of the merger.

Termination by Sierra Wireless

The merger agreement may be terminated by Sierra Wireless under the following circumstances:

•	at any time prior to the effective time, if Numerex breaches any of its representations or warranties or fails to perform any of the covenants or agreements under the merger agreement, and such breach or failure to perform (a) would give rise to the failure of a closing condition and (b) is incapable of being cured prior to the outside date or is not cured within 45 days after the giving of notice thereof by Sierra Wireless; and

•	at any time prior to the time the requisite Numerex stockholder vote is obtained, the Numerex board of directors fails to include the Numerex board recommendation in this proxy statement/prospectus that is filed and mailed to the Numerex stockholders, makes a change of recommendation, or fails to recommend, within 10 business days after the commencement of a tender or exchange offer by a third party for outstanding shares of Numerex common stock, against acceptance of such tender or exchange offer.

Termination by Numerex

Additionally, the merger agreement may be terminated by Numerex under the following circumstances:

•	at any time prior to the effective time, if Sierra Wireless or Merger Sub breaches any of its representations or warranties or fails to perform any of the covenants or agreements under the merger agreement, and such breach or failure to perform (a) would give rise to the failure of a closing condition and (b) is incapable of being cured prior to the outside date or is not cured within 45 days after the giving of notice thereof by Numerex; and

•	at any time prior to the time the requisite Numerex stockholder vote is obtained, in order to enter into a definitive agreement with respect to a Superior Proposal; provided that Numerex pays the termination fee to Sierra Wireless substantially concurrently with the time of such termination though Numerex may enter into any transaction that is a Superior Proposal simultaneously with the termination of the merger agreement, as described in the section entitled “The Merger Agreement—Termination of the Merger Agreement—Termination Fee” below.

Subject to a limited number or circumstances prescribed in the merger agreement, Numerex and Sierra Wireless will be responsible for their own expenses relating to the merger. If the merger agreement is terminated without Numerex stockholder approval of the merger having been obtained, then Numerex will be required to reimburse Sierra Wireless for its out-of-pocket costs and expenses up to $850,000. If the merger agreement is terminated by Sierra Wireless as a result of any fraud or willful and material breach of the merger agreement by Numerex, then Numerex will be required to reimburse Sierra Wireless for its out-of-pocket costs and expenses up to $2,000,000.

Effect of Termination

In the event that Numerex or Sierra Wireless terminates the merger agreement, the merger agreement will become void and have no effect, without any liability on the part of the Sierra Wireless, Merger Sub or Numerex or their respective directors, officers and affiliates, except that the confidentiality agreement, dated as of September 9, 2016, between Numerex and Sierra Wireless, and certain other provisions of the merger agreement, including confidentiality of information obtained for certain covenants disclaiming Numerex obligations with regard to effect of termination, expenses and termination fee, nonsurvival of representations, warranties and agreements, amendment, extension, waiver, notices, interpretation, counterparts, entire agreement, governing law, jurisdiction, waiver of jury trial, assignment, third-party beneficiaries, specific performance, disclosure schedule, expenses and severability will survive termination. No termination will relieve any party to the merger agreement from any liability or damages arising out of, resulting from or in connection with any fraud or willful and material breach with respect to any of such party’s representations, warranties, covenants or other agreements set forth in the merger agreement occurring prior to the termination of the merger agreement.

Expenses

If the merger agreement is terminated without Numerex stockholder approval of the merger having been obtained, then Numerex will be required to reimburse Sierra Wireless for its out-of-pocket costs and expenses up to $850,000.

If the merger agreement is terminated by Sierra Wireless as a result of any fraud or willful and material breach by Numerex of any material covenant, agreement, representation or warrant in the merger agreement, then Numerex will be required to reimburse Sierra Wireless for its out-of-pocket costs and expenses up to $2,000,000.

Except as described above, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated; provided that all filing fees under all applicable law (including the HSR Act and under any other antitrust laws applicable to the transactions contemplated by the merger agreement) will be paid by Sierra Wireless.

Termination Fee

Numerex has agreed to pay Sierra Wireless a termination fee of approximately $4,012,500 in the event that:

•	at any time prior to the approval of the merger proposal, Sierra Wireless terminates the merger agreement due to an adverse recommendation change by the Numerex board of directors;

•	at any time prior to the approval of the merger proposal, Numerex terminates the merger agreement in order to enter into a definitive agreement with respect to a “Superior Proposal”; or

•	(A) (i) either Numerex or Sierra Wireless terminates the merger agreement due to the failure to obtain the required vote of the Numerex stockholders at a duly convened Numerex stockholder meeting where a vote on the merger agreement occurs; (ii) either Numerex or Sierra Wireless terminates the merger agreement due to the non-occurrence of the closing of the merger by the outside date, the issuance of a final and non-appealable denial by a governmental entity that must grant an approval in connection with the merger or by mutual written agreement of both parties to the merger agreement, in each case, prior to the approval of the merger agreement by the Numerex stockholders and only if all conditions to obligations of each of Numerex, Sierra Wireless and Merger Sub have been satisfied or were capable of being satisfied prior to such termination; or (iii) the merger agreement is terminated by Sierra Wireless as a result of any fraud or willful and material breach by Numerex of any material covenant, agreement, representation or warrant in the merger agreement; and (B) an acquisition proposal is publicly disclosed after the date of the merger agreement and not publicly withdrawn within 15 business days before the special meeting of Numerex stockholders; and (C) within 12 months of the date the merger agreement is terminated, Numerex enters into a definitive agreement or consummates a transaction with respect to acquisition proposal; provided that, for the purposes of this provision, all references in the definition of “acquisition proposal” to twenty-five percent (25%) shall instead refer to fifty percent (50%).

Amendment, Extension and Waiver

Amendment

Subject to applicable law, the merger agreement may be amended by the parties thereto, in writing, at any time before or after receipt of the Numerex stockholder approval.

Extension; Waiver

Subject to applicable law, any party to the merger agreement may, in writing, at any time (i) extend the time for the performance of any of the obligations or acts of any other party to the merger agreement, (ii) waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement or (iii) waive compliance by the other party with any of the agreements or conditions for the benefit of such party contained in the merger agreement.

Specific Performance

In addition to any other remedy that may be available to each party to the merger agreement, including monetary damages, each of the parties will be entitled to seek an injunction or injunctions to prevent breaches of the merger agreement and to seek to enforce specifically its terms and provisions.

Governing Law

The merger agreement is governed by the law of the State of New York without regard to the conflict of law principles thereof to the extent that such principles would direct a matter to another jurisdiction; provided, that matters relating to the fiduciary duties of the Numerex board of directors are governed by the law of the State of Pennsylvania.

THE VOTING AGREEMENTS

The following is a summary of the material terms of the voting agreements by and among Sierra Wireless and certain stockholders of Numerex, dated August 2, 2017. This summary may not contain all of the information about the voting agreements that is important to you. The summary in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the form of voting agreement attached as Annex C to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the form of voting agreement in its entirety.

On August 2, 2017, Sierra Wireless entered into certain voting agreements with Gwynedd Resources, Ltd.; Viex Opportunities Fund, LP – Series One; Viex Special Opportunities Fund II, LP; Viex Special Opportunities Fund III, LP; Viex GP, LLC; Viex Special Opportunities GP II, LLC; Viex Special Opportunities GP III, LLC; Viex Capital Advisors, LLC; Eric Singer; Tony G. Holcombe; Stratton J. Nicolaides; and Andrew J. Ryan, each a Numerex stockholder (collectively, the “Holders”). As of the date of the voting agreements, the Holders had the sole voting and sole dispositive power with respect to 5,354,097 shares of common stock of Numerex (which we refer to as the “Voting Shares”), which constituted approximately 27.2% of the outstanding common stock of Numerex as of the date of this proxy statement/prospectus.

Subject to the terms of the voting agreements, each Holder has agreed to, among other things, (i) cause all of the Voting Shares to approve and adopt the merger agreement and merger and (ii) to cause all of the Voting Shares to vote against any acquisition proposal or any other action, agreement or transaction that would be reasonably expected to impede or delay the merger. By entering into the voting agreements, the Holders also agreed to revoke any and all previous proxies or powers of attorney granted with respect to the Voting Shares and appoint Sierra Wireless as such proxy and attorney-in-fact. Notwithstanding the foregoing, the voting requirements and the related proxies provided pursuant to the voting agreements will be suspended in the event of, and for so long as, the board of directors of Numerex should for any reason not recommend that stockholders vote in favor of the merger.

The voting agreements generally will terminate upon, among other things, (i) termination of the merger agreement, (ii) if Numerex should enter into a definitive agreement with respect to a “superior proposal” (as defined in the section entitled “The Merger Agreement—No Solicitation”), (iii) once Numerex stockholder approval of the merger has been obtained or (iv) upon any change to the terms of the merger agreement that decrease the amount or change the form of consideration received by Numerex stockholders in the merger. Upon termination of the voting agreements, subject to certain exceptions, no party shall have any further obligations or liabilities under such agreement, except that Viex Opportunities Fund, LP – Series One and certain of its affiliates (collectively, “Viex”) agreed to certain post-merger restrictions with respect to Sierra Wireless and its securities.

Pursuant to its voting agreement with Sierra Wireless, if the merger is completed, Viex agreed not to take any of the following actions from the completion of the merger until June 30, 2019: (i) purchase or otherwise acquire beneficial ownership of any Sierra Wireless common shares, other than those common shares that Viex receives as consideration in the merger, (ii) seek or encourage any person to submit nominations, or engage in the solicitation of proxies or consents, for the election or removal of Sierra Wireless directors, (iii) otherwise act to seek control of or influence Sierra Wireless’ board of directors, management or policies, or (iv) take any actions that question the validity or effectiveness of Sierra Wireless’ shareholder rights plan adopted by the Sierra Wireless shareholders at the annual general and special meetings of Sierra Wireless shareholders held on May 21, 2015 (which we refer to as the “Shareholder Rights Plan”) or any securities issued pursuant thereto. In the voting agreement by and between Sierra Wireless and Viex, each such party also agreed, if the merger is completed, to abide by mutual non-disparagement obligations from the completion of the merger until June 30, 2019.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the proposed combination of Sierra Wireless and Numerex using the acquisition method of accounting. Under the acquisition method of accounting and for the purpose of these pro forma condensed combined financial statements, Sierra Wireless is treated as the acquirer and Numerex as the acquiree. Pursuant to the merger agreement, Sierra Wireless agreed to combine with Numerex through a merger of Merger Sub with and into Numerex. Based on the consideration calculation prescribed in the merger agreement, the estimated price for the acquisition of Numerex is approximately $[•] million based on the closing price of Sierra Wireless’ common shares on [•], 2017. Completion of the merger is subject to the conditions contained in the merger agreement and described in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been derived from, and should be read in conjunction with, the historical audited and unaudited consolidated financial statements of Sierra Wireless and Numerex, respectively, the notes thereto, and the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements include any necessary adjustments to conform Numerex’s financial statement amounts to Sierra Wireless’ accounting policies.

The unaudited pro forma condensed combined statement of earnings includes adjustments which are directly attributable to the merger, factually supportable and are expected to have a continuing impact on the condensed combined results, and thus excludes adjustments arising from non-recurring effects of the transaction that are not expected to continue in future periods. The unaudited pro forma condensed combined statement of financial position includes adjustments that are directly attributable to the merger and factually supportable, regardless of whether they have continuing effect or are non-recurring. The unaudited pro forma condensed combined financial statements do not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the merger or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

The pro forma adjustments are based on available preliminary information and certain assumptions that management of Sierra Wireless believes are reasonable under the circumstances. The unaudited pro forma condensed combined financial statements are presented for informational purposes only. Future results may vary significantly from the results reflected because of various factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and in Sierra Wireless’ management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2016 filed on Form 40-F on March 10, 2017 and Sierra Wireless’ unaudited interim condensed consolidated financial statements and related notes for the six months ended June 30, 2017 furnished on Form 6-K on August 10, 2017, each of which is incorporated by reference into this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find Additional Information.” All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of U.S. dollars)	Sierra Wireless	Numerex	Pro Forma Adjustments	Notes		Pro Forma Combined
Revenue	$615,607	$70,645	$—			$686,252
Cost of goods sold	397,864	36,531	—			434,395

Gross Margin	217,743	34,114	—			251,857

Expenses
Sales and marketing	64,242	13,318	—			77,560
Research and development	73,077	9,224	—			82,301
Administration	40,956	13,998	—			54,954
Restructuring	—	1,831	—			1,831
Acquisition-related and integration	843	—	—			843
Impairment	—	12,005	—			12,005
Amortization	17,277	6,540	3,130	3	(f)	26,947

	196,395	56,916	3,130			256,441

Earnings (loss) from operations	21,348	(22,802)	(3,130)			(4,584)
Other income (loss)	(1,653)	(1,858)	1,988	3	(d)	(1,523)

Earnings (loss) before income taxes	19,695	(24,660)	(1,142)			(6,107)
Income tax expense (recovery)	4,310	(340)	(3,393)	3	(g)	577

Net earnings (loss)	$15,385	$(24,320)	$2,251			$(6,684)

Earnings (loss) per common share
Basic	$0.48	$(1.25)				$(0.19)
Diluted	$0.48	$(1.25)				$(0.19)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS FOR THE SIX MONTHS ENDED JUNE 30, 2017

(In thousands of U.S. dollars)	Sierra Wireless	Numerex (note 3(j))	Pro Forma Adjustments	Notes		Pro Forma Combined
Revenue	$335,303	$30,366	$—			$365,669
Cost of goods sold	219,945	15,172	—			235,117

Gross Margin	115,358	15,194	—			130,552

Expenses
Sales and marketing	37,011	5,835	—			42,846
Research and development	40,008	3,919	—			43,927
Administration	20,965	5,040	—			26,005
Restructuring	632	780	—			1,412
Acquisition-related and integration	1,326	337	(670)	3	(e)	993
Impairment	3,668	—	—			3,668
Amortization	9,386	2,966	1,477	3	(f)	13,829

	112,996	18,877	807			132,680

Earnings (loss) from operations	2,362	(3,683)	(807)			(2,128)
Other income (loss)	4,613	(3,253)	3,310	3	(d)	4,670

Earnings (loss) before income taxes	6,975	(6,936)	2,503			2,542
Income tax expense (recovery)	537	165	(1,231)	3	(g)	(529)

Net earnings (loss)	$6,438	$(7,101)	$3,734			$3,071

Earnings (loss) per common share
Basic	$0.20	$(0.36)				$0.09
Diluted	$0.20	$(0.36)				$0.08

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2017

(In thousands of U.S. dollars)	Sierra Wireless	Numerex (note 3(j))	Pro Forma Adjustments	Notes		Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$89,012	5,575	(23,419)	3	(d)	$64,573
			(6,595)	3	(e)
Accounts receivable	133,791	9,747	—			143,538
Inventories	65,867	8,566	—			74,433
Prepaids and other	6,601	1,329	—			7,930

	295,271	25,217	(30,014)			290,474
Property and equipment	36,716	6,942	—			43,658
Intangible assets	69,462	15,724	14,258	3	(b)	99,444
Goodwill	163,363	33,554	23,426	3	(b)	220,343
Deferred income taxes	16,725	—	4,899	3	(b)	21,624
Other assets	9,954	2,026	—			11,980

	$591,491	$83,463	$12,569			$687,523

Liabilities
Current liabilities
Accounts payable and accrued liabilities	160,724	16,608	(149)	3	(d)	177,183
Current maturities of debt	—	4,799	(4,799)	3	(d)	—
Deferred revenue and credits	3,767	1,411	(173)	3	(b)	5,005

	164,491	22,818	(5,121)			182,188
Debt	—	10,266	(10,266)	3	(d)	—
Long-term obligations	34,018	2,017	(41)	3	(b)	35,994
Deferred income taxes	11,163	626	4,899	3	(b)	16,688

	209,672	35,727	(10,529)			234,870

Equity
Shareholder’s equity
Common stock	349,057	—	77,429	3	(c)	426,486
Treasury stock	(3,396)	(5,773)	5,773	3	(h)	(3,396)
Additional paid-in capital	23,342	108,985	(108,985)	3	(h)	23,342
Retained earnings (deficit)	19,202	(55,372)	55,372	3	(h)	12,607
			(6,595)	3	(e)
Accumulated other comprehensive loss	(6,386)	(104)	104	3	(h)	(6,386)

	381,819	47,736	23,098			452,653

	591,491	83,463	12,569			687,523

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed combined financial statements are based on Sierra Wireless’ and Numerex’s historical consolidated financial statements as adjusted to give effect to the merger. The unaudited pro forma combined statements of operations for the six months ended June 30, 2017 and the twelve months ended December 31, 2016 give effect to the acquisition as if it had occurred on January 1, 2016. The unaudited pro forma combined balance sheet as of June 30, 2017 gives effect to the acquisition as if it had occurred on June 30, 2017.

The unaudited pro forma combined financial statements have been prepared in accordance with United States generally accepted accounting principles (which we refer to as “U.S. GAAP”), on a basis consistent with those followed in Sierra Wireless’ December 31, 2016 audited annual consolidated financial statements and unaudited interim financial statements for the six months ended June 30, 2017. Unless otherwise indicated, all dollar amounts are expressed in United States dollars (which we refer to as “U.S. dollars”). The term dollars and the symbol “$” refer to U.S. dollars.

The pro forma adjustments and purchase price allocation for Numerex are preliminary and are based on currently available information and certain estimates and assumptions. The actual adjustments to the combined financial statements upon closing of the merger will depend on a variety of factors, such as additional available information, final net assets of Numerex and the market price of Sierra Wireless common shares. As a result of these factors, the actual adjustments will differ from the pro forma adjustments and the differences may be material.

The pro forma condensed combined financial statements may not be indicative of what the combined company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company.

2.	DESCRIPTION OF THE MERGER

Pursuant to the merger agreement, Numerex will become a wholly owned subsidiary of Sierra Wireless, through a merger of Merger Sub with and into Numerex in a stock-for-stock merger transaction. Under the terms of the Merger Agreement, Numerex shareholders will receive a fixed exchange ratio of 0.1800 common shares of Sierra Wireless for each share of Numerex common stock. Concurrent with closing, Numerex’s debt of approximately $23 million, including fees, shall be repaid with Sierra Wireless cash.

3.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The following adjustments have been recorded in the pro forma combined financial statements to reflect the pro forma effects of the merger as described in the preceding note:

(a)	Purchase price, funding requirements and financing structure

The following table summarizes the estimated purchase price, funding requirements and the assumed financing structure for the merger:

(In thousands of U.S. dollars)	note		$
Estimated Purchase Price and Funding Requirements
Issuance of common shares	3	(c)	77,429
Debt extinguishment	3	(d)	23,419

Estimated Purchase Price			100,848

Acquisition-related costs	3	(e)	6,595

Estimated Funding Requirements			$107,443

Assumed Financing Structure
Issuance of common shares			77,429
Cash on hand			30,014

			$107,443

The final purchase price and resulting goodwill will vary based on the market price of Sierra Wireless’ common shares and the accrued interest on the debt at the time the merger is completed. Goodwill may also vary based on the finalization of the fair value of the assets acquired and liabilities assumed.

(b)	Estimated purchase price allocation

The merger is accounted for using the acquisition method and accordingly, the tangible and intangible assets acquired and liabilities assumed are based on our preliminary estimates of their respective fair values as at June 30, 2017 and are subject to final valuation adjustments which may cause some of the amounts to be materially different from those shown on the unaudited pro forma condensed combined statement of financial position. The acquisition accounting is dependent upon certain valuation assumptions and other validations that have not yet been completed.

The following table summarizes the preliminary estimated values assigned to the assets acquired and liabilities assumed at acquisition date:

(In thousands of U.S. dollars)	Numerex	Fair value and other adjustments	Fair value
Assets Acquired
Current assets	25,217	—	25,217
Property and equipment	6,942	—	6,942
Intangible assets	15,724	14,258	29,982
Goodwill	33,554	(33,554)	—
Other assets	2,026	4,899	6,925

	83,463		69,066
Liabilities Assumed
Current liabilities	17,870	(173)	17,697
Other liabilities	2,643	4,858	7,501

	20,513		25,198

Fair value of net assets acquired			43,868

Pro forma goodwill			56,980

Estimated purchase price			100,848

The carrying value of current assets and liabilities approximates fair value due to their relatively short-term to maturity. The preliminary fair value of deferred revenue is based on an estimate of the legal performance obligation assumed by Sierra Wireless.

The preliminary estimated fair value of intangible assets is $30.0 million, primarily comprised of customer relationships, existing technology and brand.

The excess of the purchase price over the preliminary value assigned to the net assets acquired is recorded as goodwill.

The final purchase price and resulting goodwill will vary based on the market price of Sierra Wireless’ common shares and the accrued interest on the debt on the closing date of the merger. Goodwill may also vary based on the finalization of the fair value of the acquired assets and assumed liabilities. The unaudited pro forma condensed combined financial statements are prepared based on the closing price of Sierra Wireless’ common shares on the Nasdaq GM of $21.50 on September 30, 2017. The below table illustrates a 10% fluctuation in the market price of Sierra Wireless common shares and the resulting potential impact on the estimated purchase price and goodwill:

(In thousands of U.S. dollars)	Estimated Purchase Price	Estimated Goodwill
As presented in the unaudited pro forma condensed combined financial statements	100,848	$56,980
10% increase in Sierra Wireless common share price	108,591	64,723
10% decrease in Sierra Wireless common share price	93,105	49,237

(c)	Issuance of share capital

As part of the consideration for the merger, Sierra Wireless will issue common shares at a value of $77.4 million, comprising 3.6 million shares at $21.50 per common share as of September 30, 2017.

(d)	Debt extinguishment

Concurrent with the closing of the merger, the outstanding notes payable totaling $18.6 million to Hale Capital and Kenneth Rainin Foundation shall be repaid, plus fees of approximately $4.8 million. The final amount of fees to be paid will vary depending on timing of closing of the merger.

Deferred financing costs of $3.5 million related to the above notes payable are written off and adjusted through retained earnings as these costs are non-recurring in nature.

Interest expense and loss on debt extinguishment has been reversed in the six months ended June 30, 2017 and the twelve months ended December 31, 2016 unaudited pro forma condensed combined statements of operations as a result of the debt extinguishment upon the merger closing.

(e)	Acquisition-related costs

Acquisition-related costs are estimated at approximately $6.6 million, composed of estimated investment banking, legal, accounting and other costs associated with the completion of the transaction. These costs have been included as a pro forma adjustment to retained earnings as these costs are attributable to the acquisition and are non-recurring in nature.

Acquisition-related costs incurred by Sierra Wireless and Numerex totaling $0.7 million in the six months ended June 30, 2017 have been reversed as these costs are attributable to the acquisition and are non-recurring for the combined company.

(f)	Intangible asset amortization

Intangible asset amortization expense has been adjusted by eliminating Numerex’s historical amortization expense and including an estimate of the expense resulting from the amortization of the estimated fair value of intangible assets over their average estimated useful lives.

(g)	Income taxes

Income tax adjustments reflect the estimated tax effects of the above noted pro forma adjustments using statutory tax rates of 37.98% for Sierra Wireless and Numerex related adjustments.

(h)	Numerex’s historical equity

The historical equity of Numerex, composed of treasury stock, additional paid-in capital, retained earnings (loss) and accumulated other comprehensive loss has been eliminated.

(i)	Earnings per common share

Earnings per common share is calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding. The calculation of the pro forma earnings per common share for the year ended December 31, 2016 and for the six months ended June 30, 2017 reflects the assumed issuance of approximately 3.6 million of Sierra Wireless common shares as if the merger closing had taken place on January 1, 2016.

	For the year ended December 31, 2016	For the six months ended June 30, 2017
Net earnings (loss)	$(6,684)	$3,071
Weighted average shares outstanding	32,032	32,038
Assumed issuance of common shares	3,601	3,601

Pro forma weighted average shares outstanding	35,633	35,639
Assumed dilution	—	590

Pro forma diluted weighted average shares outstanding	35,633	36,229

Pro forma earnings (loss) per share
Basic	$(0.19)	$0.09
Diluted	$(0.19)	$0.08

As the combined company incurred a loss for the year ended December 31, 2016, all equity awards in the year were anti-dilutive and are excluded from the diluted weighted average shares.

(j)	Classifications in the unaudited pro forma condensed combined financial statements

The following reclassifications are made to align presentation of Numerex’ financial statement amounts with Sierra Wireless’s financial statements in the accompanying unaudited pro forma condensed combined financial statements.

(in thousands of U.S. dollars)	As reported in Numerex’s Financial Statements	Reclassification	As presented in the Unaudited Pro Forma Condensed Combined Financial Statements
For the six months ended June 30, 2017
General and administrative	5,377	(337)	5,040
Acquisition-related and integration	—	337	337
As of June 30, 2017
Software	5,818	(5,818)	—
Property and Equipment	5,727	1,215	6,942
Intangible Assets	11,121	4,603	15,724

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Numerex

The table below shows the shares of Numerex common stock (rounded to the nearest whole number) beneficially owned as of September 30, 2017 by (i) each person known by Numerex to beneficially own more than 5% of the shares of Numerex common stock issued and outstanding, (ii) each director (who was serving as a director as of that date) and nominee for director, (iii) each named executive officer, and (iv) all current directors and executive officers as a group. In general, a person “beneficially owns” shares if he or she has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire such voting or disposition rights on September 30, 2017 or 60 days thereafter (such as by exercising options). The percentage of shares of Numerex common stock beneficially owned is based on 19,674,980 shares of common stock outstanding as of September 30, 2017 (as well as shares issuable upon the exercise of outstanding stock options and restricted stock units exercisable or vesting within 60 days after September 30, 2017). Furthermore, unless otherwise noted, the mailing address of each person or entity named in the table is 400 Interstate Parkway, Suite 1350, Atlanta, Georgia 30339.

Name of Beneficial Owner	Number of Shares of Numerex Common Stock Beneficially Owned	Percent of Class
All currently known five percent beneficial owners
Gwynedd Resources, Ltd.(1) 1011 Centre Road, Suite 322 Wilmington, DE 19805	2,947,280	14.82%
VIEX Capital Advisors LLC(2) 825 Third Ave, 33rd Floor New York, NY 10022	1,897,394	9.54%
Yorkmount Capital Partners, LP(3) 2313 Lake Austin Blvd, Suite 202 Austin, TX 78703	1,513,590	7.61%
Kenneth Lebow(4) The Lebow Family Revocable Trust 808 San Ysidro Lane Santa Barbara, CA 93108	1,356,692	6.82%
Paul J. Solit, LP(5) Potomac Capital Partners 825 Third Ave, 33rd Floor New York, NY 10022	1,085,811	5.46%
All currently known directors and executive officers
Eric Singer(2)	1,897,394	9.54%
Andrew J. Ryan(6)	247,368	1.24%
Stratton J. Nicolaides(7)	241,425	1.21%
Tony G. Holcombe(8)	111,350	*
Sherrie G. McAvoy(9)	54,407	*
Jerry A. Rose(10)	52,000	*
Brian R. Igoe(11)	48,500	*
Shu Gan(12)	43,736	*
Kenneth Gayron(13)	32,206	*
Kelly Gay(14)	5,613	*
All executive officers and directors as a group (10 persons)	2,733,999	13.75%

*	Less than 1%

(1)	The shareholders of Gwynedd Resources, Ltd., which we refer to as “Gwynedd,” include various trusts for the benefit of Maria E. Nicolaides and her children for which Elizabeth Baxavanis, Mrs. Nicolaides’ mother-in-law, serves as trustee. The Gwynedd trusts beneficially own, directly or indirectly, 2,947,280 shares representing ownership of approximately 89% of the outstanding stock of Gwynedd. Mrs. Baxavanis disclaims beneficial ownership of all shares of Numerex common stock owned by Gwynedd. Mrs. Nicolaides disclaims beneficial ownership of 327,143 shares owned by Gwynedd that may be deemed to be beneficially owned by the other shareholders of Gwynedd, including trusts for the benefit of her children.
(2)	VIEX Capital Advisors LLC beneficially owns, directly or indirectly, an aggregate of 1,897,394 shares of Numerex common stock consisting of: (i) 399, 837 shares owned by VIEX Opportunities Fund LP—Series One (Series One), (ii) 1,259,908 shares owned by VIEX Special Opportunities Fund II, LP (VSO II), and (iii) 221,649 shares owned by VIEX Special Opportunities Fund III, LP (VSO III) Mr. Singer, by virtue of his position as managing member of each of the general partners of VIEX, Series One, VSO II, and VSO III may be deemed to beneficially own the shares owned directly by such entities and (iv) 16,000 shares of Numerex common stock held directly by Mr. Singer.
(3)	Based on information provided by Yorkmont Capital Partners, LP, Yorkmont Capital Management, LLC, and Graeme P. Rein in a Schedule 13G/A filed on January 6, 2017. According to the Schedule 13G/A. each of Yorkmont Capital Partners, LP, Yorkmont Capital Management, LLC, and Graeme P. Rein has sole voting and dispositive power over 1,513,590 shares of Numerex common stock and Graeme P. Rein has sole voting and dispositive power over 3,900 additional shares of Numerex common stock.
(4)	According to Schedule 13D/A, filed jointly with the SEC on August 2, 2010, by Kenneth Lebow, et al (who we refer to as “Lebow”), Lebow beneficially owned 1,356,692 shares of Numerex common stock.
(5)	Based on information provided by Potomac Capital Partners, L.P., Paul J. Solit, Potomac Capital Management, LLC, and Potomac Capital Management, Inc. in a Schedule 13G/A filed on February 6, 2017. According to the Schedule 13G/A, each of Potomac Capital Partners, L.P., Potomac Capital Management, LLC, Potomac Capital Management, Inc. and Paul J. Solit has sole voting and dispositive power over 483,751 shares of Numerex common stock and Paul J. Solit has sole voting and dispositive power over 1,085,811 additional shares of Numerex common stock.
(6)	The subset of shares held by Mr. Ryan includes 247,368 shares of Numerex common stock but does not include the 2,947,280 shares of Numerex common stock owned by Gwynedd, with respect to which Mr. Ryan disclaims beneficial ownership.
(7)	The subset of shares held by Mr. Nicolaides includes: (i) 136,643 shares of Numerex common stock, and (ii) 104,782 shares of Numerex common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 13,650 restricted stock units or stock options to acquire 28,150 shares of Numerex common stock that vest more than 60 days after September 30, 2017. Shares beneficially owned by Mr. Nicolaides also do not include the 2,947,280 shares of Numerex common stock owned by Gwynedd, with respect to which Mr. Nicolaides disclaims beneficial ownership.
(8)	The subset of shares held by Mr. Holcombe includes 111,350 shares of Numerex common stock.
(9)	The subset of shares held by Ms. McAvoy includes 54,407 shares of Numerex common stock.
(10)	The subset of shares held by Mr. Rose includes 52,000 shares of Numerex common stock.
(11)	The subset of shares held by Mr. Igoe includes 40,000 shares of Numerex common stock held directly and 8,500 shares of Numerex common stock held indirectly.
(12)	The subset of shares held by Mr. Gan includes: (i) 7,879 shares of Numerex common stock, (ii) 5,250 restricted stock units vesting within 60 days of September 30, 2017, and (iii) 30,607 shares of Numerex common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 18,527 restricted stock units or stock options to acquire 40,823 shares that vest more than 60 days after September 30, 2017.
(13)	The subset of shares held by Mr. Gayron includes: (i) 8,056 shares of Numerex common stock, and (ii) 24,150 shares of Numerex common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 60,933 restricted stock units or stock options to acquire 97,450 shares that vest more than 60 days after September 30, 2017.

(14)	The subset of shares held by Ms. Gay includes 5,613 shares of Numerex common stock, but does not include 25,000 restricted stock units or stock options to acquire 25,000 shares that vest more than 60 days after September 30, 2017.

Security Ownership of Certain Beneficial Owners and Management of Sierra Wireless

The table below shows the Sierra Wireless common shares beneficially owned as of September 30, 2017 by (i) each director (who was serving as a director as of that date) and nominee for director, (ii) each named executive officer, and (iii) all current directors and executive officers as a group. Sierra Wireless does not have any shareholders who beneficially own more than 5% of the Sierra Wireless common shares issued and outstanding as of September 30, 2017. In general, a person “beneficially owns” shares if he or she has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire such voting or disposition rights on September 30, 2017 or 60 days thereafter (such as by exercising options). The percentage of Sierra Wireless common shares beneficially owned is based on 32,219,652 Sierra Wireless common shares outstanding as of September 30, 2017. Furthermore, unless otherwise noted, the mailing address of each person or entity named in the table is 13811 Wireless Way, Richmond, British Columbia, Canada V6V 3A4.

Name of Beneficial Owner	Number of Sierra Wireless Common Shares Beneficially Owned	Percent of Class
All currently known directors and executive officers
Jason W. Cohenour(1)	363,982	1.13%
David G. McLennan(2)	91,684	*
Jason L. Krause(3)	65,334	*
Charles E. Levine(4)	53,598	*
Bill G. Dodson(5)	48,676	*
Thomas Sieber(6)	39,030	*
A.Daniel Schieler(7)	38,328	*
Gregory D. Aasen(8)	37,487	*
Philippe Guillemette(9)	36,720	*
Kent P. Thexton(10)	30,545	*
Pierre Teyssier(11)	29,604	*
Robin A. Abrams(12)	28,445	*
Rene Link(13)	15,527	*
Paul G. Cataford(14)	14,340	*
Marc A. Overton(15)	—	—
All executive officers and directors as a group (15 persons)	893,300	2.77%

*	Less than 1%
(1)	The Sierra Wireless common shares held by Mr. Cohenour include: (i) 325,528 Sierra Wireless common shares and (ii) 38,454 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 166,504 stock options or 75,826 restricted share units (which we refer to as “RSUs”) that vest more than 60 days after September 30, 2017.
(2)	The Sierra Wireless common shares held by Mr. McLennan include: (i) 14,238 Sierra Wireless common shares, (ii) 54,918 Sierra Wireless common shares issuable upon release of RSUs within 60 days of September 30, 2017 and (iii) 22,528 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 75,399 stock options or 34,335 RSUs that vest more than 60 days after September 30, 2017.
(3)	The Sierra Wireless common shares held by Mr. Krause include: (i) 24,732 Sierra Wireless common shares, (ii) 26,953 Sierra Wireless common shares issuable upon release of RSUs within 60 days of September 30, 2017 and (iii) 13,649 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 35,269 stock options or 15,967 RSUs that vest more than 60 days after September 30, 2017.

(4)	The Sierra Wireless common shares held by Mr. Levine include: (i) 39,862 Sierra Wireless common shares and (ii) 13,736 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 3,891 stock options or 9,522 RSUs that vest more than 60 days after September 30, 2017.
(5)	The Sierra Wireless common shares held by Mr. Dodson include: (i) 12,903 Sierra Wireless common shares, (ii) 17,519 Sierra Wireless common shares issuable upon release of RSUs within 60 days of September 30, 2017 and (iii) 18,254 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 31,334 stock options or 14,307 RSUs that vest more than 60 days after September 30, 2017.
(6)	The Sierra Wireless common shares held by Mr. Sieber include: (i) 32,238 Sierra Wireless common shares and (ii) 6,792 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 4,112 stock options or 9,522 RSUs that vest more than 60 days after September 30, 2017.
(7)	The Sierra Wireless common shares held by Mr. Schieler include: (i) 25,096 Sierra Wireless common shares and (ii) 13,232 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 41,943 stock options or 19,069 RSUs that vest more than 60 days after September 30, 2017.
(8)	The Sierra Wireless common shares held by Mr. Aasen include: (i) 20,477 Sierra Wireless common shares, (ii) 6,215 Sierra Wireless common shares issuable upon release of RSUs within 60 days of September 30, 2017 and (iii) 10,795 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 3,891 stock options or 9,522 RSUs that vest more than 60 days after September 30, 2017.
(9)	The Sierra Wireless common shares held by Mr. Guillemette include: (i) 3,427 Sierra Wireless common shares, (ii) 13,626 Sierra Wireless common shares issuable upon release of RSUs within 60 days of September 30, 2017 and (iii) 19,667 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 35,269 stock options or 15,967 RSUs that vest more than 60 days after September 30, 2017.
(10)	The Sierra Wireless common shares held by Mr. Thexton include: (i) 13,535 Sierra Wireless common shares, (ii) 6,215 Sierra Wireless common shares issuable upon release of RSUs within 60 days of September 30, 2017 and (iii) 10,795 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 3,891 stock options or 9,522 RSUs that vest more than 60 days after September 30, 2017.
(11)	The Sierra Wireless common shares held by Mr. Teyssier include: (i) 22,286 Sierra Wireless common shares and (ii) 7,318 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 30,727 stock options or 14,307 RSUs that vest more than 60 days after September 30, 2017.
(12)	The Sierra Wireless common shares held by Ms. Abrams include: (i) 14,709 Sierra Wireless common shares and (ii) 13,736 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 3,891 stock options or 9,522 RSUs that vest more than 60 days after September 30, 2017.
(13)

The Sierra Wireless common shares held by Mr. Link include: (i) 8,393 Sierra Wireless common shares and (ii) 7,134 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of

September 30, 2017, but does not include 31,152 stock options or 13,342 RSUs that vest more than 60 days after September 30, 2017.
(14)	The Sierra Wireless common shares held by Mr. Cataford include: (i) 7,830 Sierra Wireless common shares, (ii) 1,619 Sierra Wireless common shares issuable upon release of RSUs within 60 days of September 30, 2017 and (iii) 4,891 Sierra Wireless common shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2017, but does not include 3,891 stock options or 9,522 RSUs that vest more than 60 days after September 30, 2017.
(15)	Mr. Overton does not hold Sierra Wireless common shares and his 18,376 RSUs vest more than 60 days after September 30, 2017.

COMPARISON OF RIGHTS OF SIERRA WIRELESS SHAREHOLDERS AND NUMEREX STOCKHOLDERS

General

Sierra Wireless is organized under the federal laws of Canada and, accordingly, the rights of Sierra Wireless shareholders will be governed principally by the CBCA, Sierra Wireless’ restated articles of incorporation and Sierra Wireless’ by-laws. Numerex is organized under the laws of the Commonwealth of Pennsylvania and the rights of Numerex stockholders are governed by the PBCL, which we refer to as “Pennsylvania Law,” and the Numerex articles of incorporation and by-laws. Upon completion of the merger, each share of Numerex common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive the merger consideration. As a result, Numerex stockholders will become common shareholders of Sierra Wireless and their rights will be governed principally by the CBCA and Sierra Wireless’ restated articles of incorporation and by-laws (as defined below).

Material Differences Between the Rights of Shareholders of Sierra Wireless and Stockholders of Numerex

The following is a summary of material differences between the rights of Sierra Wireless shareholders under the CBCA and Sierra Wireless’ restated articles of incorporation, as amended (which we refer to as Sierra Wireless’ “articles”), and General By-Law No. 1 (which we refer to collectively as Sierra Wireless’ “by-laws”) and the existing rights of Numerex stockholders under Pennsylvania Law, the Numerex articles of incorporation, as amended, and the Numerex by-laws, as amended. While Numerex and Sierra Wireless believe that the following summary covers all of the material differences, it may not contain all of the information that is important to you. The following summary does not include a complete description of all differences between the rights of Sierra Wireless shareholders and Numerex stockholders, nor does it include a complete discussion of the respective rights of Sierra Wireless shareholders and Numerex stockholders.

The following summary is qualified in its entirety by reference to the CBCA, Sierra Wireless’ articles and by-laws, Pennsylvania Law, the Numerex articles of incorporation and by-laws and the various other documents referred to in this summary. You are urged to carefully read this entire proxy statement/prospectus, the relevant provisions of the CBCA and Pennsylvania Law, Sierra Wireless’ articles and by-laws, the Numerex articles of incorporation and by-laws and each other document referred to in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a Sierra Wireless shareholder and the rights of a Numerex stockholder. Numerex has filed with the SEC its articles of incorporation and by-laws referenced in this summary of shareholder rights. Sierra Wireless’ articles and by-laws are filed as exhibits to this proxy statement/prospectus and are incorporated by reference herein. For more information, see the section entitled “Where You Can Find Additional Information.” References to a “holder” in the following summary are to the registered holder of the applicable shares.

Provision	Sierra Wireless	Numerex
Authorized and Outstanding Share Capital

The authorized share capital of Sierra Wireless consists of an unlimited number of common shares, and an unlimited number of preference shares, issuable in series.

As of [•], 2017, the date of this proxy statement/prospectus, Sierra Wireless had [•] common shares issued and outstanding and no preference shares issued and outstanding.

Holders of Sierra Wireless common shares are entitled to all of the applicable rights and obligations provided under the CBCA and Sierra Wireless’ articles and by-laws.

Under Sierra Wireless’ articles, the preference shares of Sierra Wireless may be

The aggregate number of shares of stock that Numerex has the authority to issue is 38,000,000 shares, consisting of (i) 30,000,000 shares of Class A common stock, no par value, (ii) 5,000,000 shares of Class B common stock, no par value and (iii) 3,000,000 shares of preferred stock, no par value.

As of October 19, 2017, the record date for the special meeting, Numerex had 19,675,286 shares of Class A common stock issued and outstanding and no shares of Class B common stock or preferred stock issued and outstanding.

Provision	Sierra Wireless	Numerex

issued at any time or from time to time in one or more series. Before any shares of a series of preference shares are issued, the directors of Sierra Wireless will fix the number of shares that will form such series and will, subject to the limitations set out in Sierra Wireless’ articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the preference shares of such series, except as required by law or in accordance with any voting rights which may from time to time be attached to any series of preference shares, the holders of preference shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Sierra Wireless.

In addition to the rights set out above, holders of Sierra Wireless’ preference shares are entitled to all of the applicable rights and obligations provided under the CBCA and Sierra Wireless’ articles and by-laws.

The number of authorized Sierra Wireless common shares or preference shares of Sierra Wireless may be increased or reduced (but not below the number of issued Sierra Wireless common shares or preference shares of Sierra Wireless, as applicable) through an amendment of Sierra Wireless’ articles authorized by special resolution of Sierra Wireless shareholders, and, if applicable, a separate special resolution of the holders of the affected class or series of shares in accordance with the provisions of the CBCA.

Under the CBCA and the by-laws of Sierra Wireless, the board of directors of Sierra Wireless, without shareholder approval, may approve the issuance of authorized but unissued Sierra Wireless common shares or preference shares of Sierra Wireless, including one or more new series of preferred shares.

Holders of Numerex common stock are entitled to all of the applicable rights and obligations provided under Pennsylvania Law and the Numerex articles of incorporation and by-laws.

Under Pennsylvania Law, the board of directors, without stockholder approval, may amend the articles of incorporation to reflect a reduction in the number of authorized shares resulting from a share repurchase and/or delete all references to a class or series that is no longer outstanding.

Variation of Rights Attaching to a Class or Series of Shares	Under the CBCA, the rights attaching to Sierra Wireless common shares may be varied only through an amendment of Sierra Wireless’ articles authorized by special resolution of Sierra Wireless’ shareholders.	Under Pennsylvania Law, there are no limits imposed on the classes or series of shares a corporation issues. However, the articles of incorporation must include any limitations or restrictions on any classes or series of capital stock.

Consolidation and Division; Subdivision	Under the CBCA, the issued shares of a class or series of Sierra Wireless may be changed into a different number of shares of the same class or series or into the same or a	Under Pennsylvania Law, the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon is

Provision	Sierra Wireless	Numerex
	different number of shares of other classes or series through an amendment to its articles authorized by special resolution of Sierra Wireless shareholders, and, if applicable, a separate special resolution of the holders of any affected class or series of shares in accordance with the provisions of the CBCA.	needed for a consolidation or a division.

Reduction of Share Capital	Under the CBCA, Sierra Wireless may, by a special resolution of Sierra Wireless shareholders, reduce its stated capital for a class or series of shares for any reason, provided there are no reasonable grounds for believing that Sierra Wireless is, or after the proposed reduction of its stated capital would be, unable to pay its liabilities as they become due or, after the proposed reduction of its stated capital, the realizable value of Sierra Wireless’ assets would be less than the aggregate of its liabilities.	Under Pennsylvania law, Numerex may repurchase shares to reduce outstanding capital shares.

Distributions, Dividends, Repurchases and Redemptions

Distributions/Dividends

Under Sierra Wireless’ articles and the CBCA, Sierra Wireless shareholders are entitled to receive dividends if, as and when declared by the directors of Sierra Wireless, subject to prior satisfaction of preferential dividends applicable to any preference shares and provided that there are no reasonable grounds for believing that Sierra Wireless is, or after the proposed payment of dividends would be, unable to pay its liabilities as they become due or, after the proposed payment of dividends, the realization value of Sierra Wireless’ assets would be less than the aggregate of its liabilities.

Distributions/Dividends

Under Pennsylvania Law, Numerex may make dividends to its shareholders. However, no distribution may be made if it would result in Numerex becoming unable to pay its debts as they become due in the usual course of business or if Numerex’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Numerex were dissolved, to satisfy the shareholders whose preferential rights are superior to those receiving the distribution.

Repurchases/Redemptions

Under Pennsylvania Law, Numerex has the power to acquire its own shares. The shares acquired shall be deemed issued but not outstanding, except that the board of directors may, by resolution, restore any or all of the previously issued shares owned by it to the status of authorized but unissued shares.

Dividends in Shares/Bonus Issues	In accordance with the CBCA, Sierra Wireless may pay dividends in money or property or by issuing fully paid shares.	Under Pennsylvania Law, Numerex, may make distributions to its shareholders in money or other property or the incurrence of indebtedness to or for the benefit of any shareholder.

Preemptive Rights of Shareholders	Sierra Wireless shareholders do not have preemptive rights to acquire newly issued shares.	Numerex stockholders do not have preemptive rights to acquire newly issued shares of stock.

Provision	Sierra Wireless	Numerex
Lien on Shares, Calls on Shares and Forfeiture of Shares	Under the CBCA, shares must be fully paid prior to issue, and are non-assessable. Sierra Wireless shares will not be issued until the consideration for the share is fully paid in money or in property or past services that are not less in value than the fair equivalent of the money that Sierra Wireless would have received if the share had been issued for money. The determination of whether property or services are the fair equivalent of monetary consideration will be made by the Sierra Wireless board of directors.	Numerex stockholders do not have preemptive rights to acquire newly issued shares of stock.

Transfer Restrictions	Not applicable.	Not applicable.

Voting Rights

Each Sierra Wireless common share entitles the holder to one vote at all meetings of Sierra Wireless shareholders, except meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series.

Except as required by law, including the CBCA, or in accordance with any voting rights which may from time to time be attached to any series of preference shares, holders of the preference shares of Sierra Wireless will not be entitled to receive notice of, to attend or to vote at any meeting of the Sierra Wireless shareholders, provided that the rights, privileges, restrictions and conditions attached to the preference shares as a class may be added to, changed or removed only with the approval of the holders of the preference shares given in such manner as may then be required by law, at a meeting of the holders of the preference shares duly called for that purpose.

Each share of Numerex Class A common stock entitles the holder to one vote at all meetings of Numerex stockholders. The Class B Common stock shall not be entitled to vote on any matter which may be brought before the shareholders, except as required by law. The Numerex by-laws provide that no person shall have the right to case more than 10% of the total votes, which all holders of voting securities are entitled to cast at any meeting, unless authorized to do so by the board and subject to such conditions as the board may impose.

Except as required by law, including Pennsylvania Law, holders of any preferred stock will not be entitled to receive notice of, to attend or to vote at any meeting of the Numerex stockholders. Numerex does not currently have any shares of preferred stock outstanding.

If a person or shareholder group acquires ownership, beneficially or of record, or more than 10% of the outstanding shares of common stock of Numerex, the board of directors of Numerex may (i) terminate all voting rights attributable to such person or group during the time that such ownership exceeds 10%, (ii) commence litigation to require such person or group to divest the number of shares in excess of such 10% limitation, or (iii) take such other action as is appropriate, including seeking injunctive relief and giving Numerex or other individuals or entities designated by Numerex the right to purchase all or any portion of the number of shares owned by such person or group in excess of such 10% limitation.

Provision	Sierra Wireless	Numerex
Number of Directors; Quorum; Election; Composition of the Board of Directors; Classified Board; Removal; Vacancies

Number of Directors

Sierra Wireless’ articles provide for a minimum of one and a maximum of nine directors. The number of directors to be elected to the Sierra Wireless board of directors is determined by the Sierra Wireless board of directors. The Sierra Wireless board of directors has the ability to appoint additional directors between shareholder meetings, provided the number of additional directors so appointed does not exceed one third of the number of directors elected at the most recent shareholder meeting.

The Sierra Wireless board of directors currently consists of 7 directors. After completion of the merger, the Sierra Wireless board of directors will continue to consist of 7 directors.

Number of Directors

The Numerex by-laws provide that the number of directors constituting its board of directors shall consist of not less than three and not more than ten directors. The number of directors to be elected to the Numerex board of directors is determined by the Numerex board of directors.

The Numerex board of directors currently consists of 7 directors.

	Quorum Under Sierra Wireless’ by-laws, a quorum for a meeting of the Sierra Wireless board of directors is a majority of the directors.	Quorum A majority of the directors in office shall be necessary to constitute a quorum.

Election

Pursuant to Sierra Wireless’ by-laws, directors of Sierra Wireless are elected at the annual meeting of shareholders or at a special meeting of shareholders called for such purpose and hold office until the close of the next annual meeting of shareholders or until their successors are elected.

Under the CBCA, the election of directors and the appointment of an auditor of Sierra Wireless occurs pursuant to a plurality voting standard, which provides that shares may only be voted “for” or “withheld” from voting. As a result, in situations where there are not more nominees than directors to be elected, only a single vote in favor of a director is required to elect such director. In situations where there are more nominees than directors to be elected, the nominees receiving the highest number of “for” votes are elected.

In response to this plurality voting standard and as a requirement of the rules of the TSX, the Sierra Wireless board of directors has adopted a “majority voting” policy which provides that any nominee for director in an uncontested election who receives more withheld votes than

Election

The Numerex by-laws provide that directors are elected at the annual meeting of stockholders or at a special meeting called for such purpose and hold office until the next annual meeting or until his or her successor shall be elected and shall qualify.

Under Pennsylvania law, the candidates for election as directors receiving the highest number of votes cast (known as a plurality) up to the number of directors to be elected will be elected.

Provision	Sierra Wireless	Numerex

“for” votes (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), will immediately tender their resignation and will not participate in any meeting of the Sierra Wireless board of directors or any committee thereof at which the resignation is considered. The Sierra Wireless board of directors, on the recommendation of the Governance and Nominating Committee, will determine whether or not to accept the resignation within 90 days after the date of the shareholder meeting, and will accept the resignation absent exceptional circumstances. Sierra Wireless will promptly issue a news release with the decision of the Sierra Wireless board of directors, and if the Sierra Wireless board of directors determines not to accept a resignation, the news release will state the reasons for that decision. The director’s resignation will be effective when accepted by the Sierra Wireless board of directors. If the Sierra Wireless board of directors accepts the director’s resignation, it can appoint a new director to fill the vacancy.

Under the CBCA, cumulative voting is only permitted if the articles of a corporation specifically provide for it. Sierra Wireless’ articles do not provide for cumulative voting.

	Classified Board Sierra Wireless’ articles and by-laws do not divide its board of directors into classes.	Classified Board The Numerex articles of incorporation and by-laws do not divide its board of directors into classes.

Removal

The CBCA and Sierra Wireless’ by-laws provide that Sierra Wireless shareholders may, by ordinary resolution at a special meeting of Sierra Wireless shareholders, remove any director or directors from office.

Removal

The Numerex articles of incorporation provides that directors may be removed from office at any time by the shareholders, but only for cause and only by the affirmative vote of shareholders entitled to cast at least 75% of the votes which all shareholders would be entitled to cast at any annual election of directors.

The board of directors may, without shareholder approval, declare vacant the office of any director for any proper cause, including, but not limited to, conflict of interest or other breach of fiduciary duty.

In addition, under Section 1726(c) of the PBCL, a court may remove a director upon application in a derivative suit in cases of

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fraudulent or dishonest acts, gross abuse of authority or discretion, or for any other proper cause. Section 1726(a)(4) of the PBCL also provides that the board of directors may be removed at any time with or without cause by the unanimous vote or written consents of shareholders entitle to vote thereon.

Vacancies

The CBCA generally allows a vacancy on the board of directors to be filled by a quorum of directors, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles.

Pursuant to Sierra Wireless’ by-laws, vacancies in the board of directors may be filled for the remainder of its term of office from among persons qualified for election by the remaining directors if constituting a quorum; otherwise such vacancies will be filled at the next annual meeting of shareholders at which directors for the ensuing year are to be elected or at a special meeting of shareholders called for that purpose.

Vacancies

The Numerex by-laws provide that vacancies, including vacancies resulting from an increase in the number of directors, are to be filled by the affirmative vote of at least a majority of the remaining members of the board, even though less than a quorum, and such person so elected shall be a director until his or her successor is elected by the shareholders.

Citizenship and Residency of Directors	The CBCA requires that at least 25% of the directors of Sierra Wireless (or if Sierra Wireless ever has less than four directors, at least one director) must be resident Canadians.	Not applicable.

Duties of Directors

Under the CBCA, the directors of Sierra Wireless owe a statutory fiduciary duty to Sierra Wireless. The directors have a duty to manage, or supervise the management of, the business and affairs of Sierra Wireless. In exercising their powers and discharging their duties, the directors must: (i) act honestly and in good faith with a view to the best interests of Sierra Wireless; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Under the CBCA, the directors of Sierra Wireless may delegate their duties to a managing director or committee of directors, or to an officer of Sierra Wireless, provided that the directors may not delegate the power to:

Under Pennsylvania law, the standard of conduct for directors is governed by statute. Pennsylvania Law requires that a director of a Pennsylvania corporation perform his or her duties: (1) in good faith, (2) in a manner he or she reasonably believes to be in the best interests of Numerex, and (3) with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

(i) submit to the Sierra Wireless

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shareholders any question or matter requiring the approval of the shareholders;

(ii)        fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(iii)       issue securities except as authorized by the directors;

(iv)       issue shares of a series except as authorized by the directors;

(v)         declare dividends;

(vi)       purchase, redeem or otherwise acquire shares issued by Sierra Wireless;

(vii)      pay a commission to any person in consideration of the person’s purchasing or agreeing to purchase shares of Sierra Wireless from Sierra Wireless or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the directors;

(viii)     approve a management proxy circular;

(ix)       approve a takeover bid circular or directors’ circular;

(x)         approve any financial statements of Sierra Wireless; or

(xi)       adopt, amend or repeal by-laws.

Conflicts of Interest of Directors

Under the CBCA, each of the directors of Sierra Wireless must disclose to Sierra Wireless, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with Sierra Wireless, if the director (i) is a party to the contract or transaction, (ii) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or (iii) has a material interest in a party to the contract or transaction.

A director who discloses such a conflict of interest will not vote on any resolution to approve the contract or transaction, unless the contract or transaction relates primarily to his or her remuneration as a director,

Under Pennsylvania Law, a contract or a transaction between a business corporation and a director or an entity in which a director has a financial or other interest is not void or voidable solely for that reason or solely because the director participates in the meeting of the board of directors that authorizes the contract or transaction, or solely because the director’s vote is counted for that purpose, if: (i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or known to the board of directors and the board authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though less than a quorum; or (ii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified.

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officer, employee, agent or mandatary of Sierra Wireless or an affiliate, is for indemnity or insurance of directors of Sierra Wireless, or is with an affiliate of Sierra Wireless.

Where Sierra Wireless enters into a material contract or transaction with a director of Sierra Wireless, or with another person or entity of which a director of Sierra Wireless is a director or officer or in which a director of Sierra Wireless has a material interest, the director or officer is not accountable to Sierra Wireless or its shareholders if (i) disclosure of the interest was made as described above, (ii) the directors of Sierra Wireless approved the contract or transaction, and (iii) the contract or transaction was reasonable and fair to Sierra Wireless when it was approved.

Despite the foregoing, even if a director’s interest is not disclosed as described above, provided the director was acting honestly and in good faith, such director is not accountable to Sierra Wireless or to its shareholders in respect of a transaction or contract in which the director has an interest provided that:

•    the contract or transaction is approved or confirmed by special resolution at a meeting of the Sierra Wireless shareholders;

•    disclosure of the interest was made to the Sierra Wireless shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed; and

•    the contract or transaction was reasonable and fair to Sierra Wireless when it was approved or confirmed.

In addition, directors of Sierra Wireless are required to certify compliance with Sierra Wireless’ Code of Business Conduct on an annual basis.

Shareholders’ Disclosure of Interests in Shares

Sierra Wireless shareholders are not required to disclose their interests in shares of Sierra Wireless, except for in limited circumstances, including when nominating a candidate for election as a director, making certain other shareholder proposals or requisitioning a meeting of shareholders in accordance with each of the CBCA and Sierra Wireless’ by-laws.

Neither Pennsylvania Law nor the Numerex articles of incorporation or by-laws impose an obligation with respect to disclosure by stockholders of their interests in Numerex common stock, except as part of a stockholders’ nomination of a director or stockholder proposals to be made at an annual meeting.

In addition, pursuant to applicable Canadian

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securities laws, a Sierra Wireless shareholder is required to disclose their interest in Sierra Wireless’ shares where such shareholder’s holdings equal or exceed 10% of the voting rights attached to the voting securities.

Record Dates

Under the CBCA, the Sierra Wireless board of directors may fix a record date for the purpose of determining shareholders entitled to receive payment of a dividend or entitled to participate in a liquidation distribution or for any other purpose, other than to establish a shareholder’s right to receive notice of or to vote at a meeting, which record date must be not more than 60 days before the day on which the particular action is to be taken. If no record date is fixed by the Sierra Wireless board of directors, the record date will be at the close of business on the day on which the directors pass the resolution in respect of the applicable action.

Under the CBCA, the Sierra Wireless board of directors may fix a record date for the purpose of determining shareholders entitled to receive notice of and vote at a meeting of shareholders, which record date must be no fewer than 21 days and not more than 60 days before the date of the meeting. However, notwithstanding the CBCA, pursuant to Canadian securities laws, the record date must be no fewer than 30 days before the date of the meeting. If no record date is fixed by the Sierra Wireless board of directors, the record date for the determination of shareholders entitled to receive notice of or vote at a meeting of shareholders will be at the close of business on the day immediately preceding the day on which the notice is given.

If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected, notice thereof will be given, not less than seven (7) days before the date so fixed, (i) by advertisement in a newspaper published or distributed in the place where Sierra Wireless has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and (ii) by written notice to each stock exchange in Canada on which the shares of Sierra Wireless are listed for trading, the depositaries and the

Under Pennsylvania law, the Numerex board of directors may fix a time prior to the date of any meeting of shareholders as a record date for the determination of the shareholders entitled to notice of, or to vote at, the meeting, which time, except in the case of an adjourned meeting, shall be not more than 90 days prior to the date of the meeting of shareholders. If a record date is not fixed, the record date for (i) determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held, (i) for determining shareholders entitled to entitled to: express consent or dissent to corporate action in writing without a meeting, when prior action by the board of directors is not necessary; call a special meeting of the shareholders; or propose an amendment of the articles; shall be at the close of business on the day on which the first written consent or dissent, request for a special meeting or petition proposing an amendment of the articles is filed with the secretary of Numerex, and (ii) determining shareholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

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Canadian securities regulators.

Annual Meetings of Shareholders

Under the CBCA, the Sierra Wireless board of directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of Sierra Wireless’ preceding financial year.

Pursuant to the CBCA and Sierra Wireless’ by-laws, meetings of Sierra Wireless shareholders will be held at such place in Canada as determined by the directors.

At an annual meeting, shareholders will receive the financial statements of Sierra Wireless and the auditor’s report, elect directors of Sierra Wireless and appoint Sierra Wireless’ auditor. All other business that may properly come before an annual meeting of shareholders or any business coming before a special meeting of shareholders is considered special business. For special business to be properly brought before a meeting, it must be specified in the notice of meeting and include (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and (ii) the text of any special resolution to be submitted to the meeting.

Under Pennsylvania Law, at least one meeting of the shareholders shall be held in each calendar year for the election of directors. If the annual meeting is not held or there is no action by written consent within six months after the designated annual meeting date, any shareholder can call for the annual meeting at any time.

Shareholder Nominations and Proposals/Proxy Access

Under Sierra Wireless’ by-laws, an eligible Sierra Wireless shareholder wishing to nominate a director for election to the Sierra Wireless board of directors is required to provide notice to Sierra Wireless, in proper form, within the following time periods:

(i)     in the case of an annual meeting (including an annual and special meeting) of Sierra Wireless shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice of the nomination will be made not later than the close of business on the 10th day following the first public announcement of the date of the meeting; and

(ii)    in the case of a special meeting (which is not also an annual

Under the Numerex by-laws, a Numerex stockholder wishing to nominate a director for election to the Numerex board of directors must provide written notice, in proper form, within the following time periods:

(i)     with respect to an election to be held at an annual meeting of stockholders, not less than 120 days before the date Numerex’s proxy statement released to shareholders in connection with the previous year’s annual meeting; and

(ii)    with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the 10th day following the day on which notice of the special meeting is first given to shareholders.

To be in proper form, the notice of nomination must include:

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meeting) of Sierra Wireless shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the meeting was made.

In order to be in proper form, the notice of nomination must include:

(i)     the name, age, business and residential address of the proposed nominee;

(ii)    the principal occupation, business or employment of the proposed nominee;

(iii)  whether the proposed nominee is a “resident Canadian” within the meaning of the CBCA;

(iv)   the number of securities of each class of voting securities of Sierra Wireless or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the proposed nominee, as of the record date for the meeting of shareholders (if such date is at the time publicly available and has occurred) and as of the date of such notice;

(v)    any other information relating to the proposed nominee that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the CBCA or any applicable securities laws;

(vi)   the number of securities of each class of voting securities of Sierra Wireless or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such nominating shareholder or any other person with whom such nominating shareholder is acting jointly or in concert with respect to Sierra Wireless or any of its securities, as of the record date for the meeting (if such date is at the

(i)     the name and address of the stockholder giving the notice and the person or persons nominated;

(ii)    a representation that the stockholder is a holder of record of capital stock of Numerex entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons nominated;

(iii)  a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

(iv)   such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by the board of directors; and

(v)    the consent of each nominee to serve as a director if so elected.

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time publicly available and has occurred) and as of the date of such notice;

(vii)    full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such nominating shareholder has a right to vote any shares of Sierra Wireless;

(viii)  any other information relating to such nominating shareholder that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the CBCA or any applicable securities laws; and

(ix)     a written consent duly signed by each proposed nominee to being named as a nominee for election to the board of directors and to serve as a director of Sierra Wireless, if elected.

Pursuant to the CBCA, Sierra Wireless shareholders may nominate candidates for election to the board of directors through the shareholder proposal mechanism provided for under the CBCA (provided such shareholder either owns, as registered or beneficial holder, or has the support of shareholders who own, as registered or beneficial holders, such number of shares either equal to one percent of the outstanding voting shares of Sierra Wireless or having a fair market value of C$2,000 for a period of at least six months prior to the nomination) and provided such shareholder complies with the advance notice procedures in Sierra Wireless’ by-laws.

Under Sierra Wireless’ by-laws, in order to be an eligible shareholder to nominate a director, a Sierra Wireless shareholder must (i) at the close of business on the date of the giving of the notice of nomination and on the record date for notice of the relevant meeting, be entered in the securities register of Sierra Wireless as a holder of one or more

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shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to Sierra Wireless, and (ii) comply with the advanced notice procedures in Sierra Wireless’ by-laws.

Calling Special Meetings of Shareholders

Under the CBCA, the Sierra Wireless board of directors may call a special meeting of shareholders at any time.

In addition, holders of five percent or more of the outstanding shares of Sierra Wireless that carry the right to vote at a meeting sought to be held may requisition a shareholders meeting under the applicable provisions of the CBCA. The requisition must state the business to be transacted at the meeting. The Sierra Wireless board of directors must call a meeting of shareholders to transact the business stated in the requisition within 21 days of receiving the requisition; otherwise the shareholder may call the meeting. The Sierra Wireless board of directors is not required to call a meeting upon receiving a requisition by a shareholder if (i) the business stated in the requisition is of a proscribed nature, (ii) a record date has already been fixed and notice provided in respect of a meeting, or (iii) the Sierra Wireless board of directors has already called a meeting and given notice of such meeting.

The Numerex by-laws provide that a special meeting of the shareholders may be called at any time by the board of directors or the Chairman of the Board or the Chief Executive Officer. Pennsylvania law does not permit the shareholders of a registered corporation to call a special meeting of shareholders.

Shareholder Action by Written Consent	Sierra Wireless’ by-laws provide that a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or auditor in accordance with the CBCA.	The Numerex by-laws do not address the ability of shareholders to act by written consent. However, under Pennsylvania law, unless restricted in the bylaws, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written consent.

Adjournment of Shareholder Meetings	The chair of any meeting of Sierra Wireless shareholders may, with the consent of the meeting, and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of the Sierra Wireless shareholders is adjourned for less than 30 days it will not be necessary to give notice	Any regular or special meeting of the shareholders, including one at which directors are to be elected, may be adjourned for such period as the shareholders present and entitled to vote shall direct.

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of the adjourned meeting, other than by announcement at the meeting that it is adjourned. If a meeting of Sierra Wireless shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting will be given as for an original meeting, in accordance with the provisions of the Canada Corporations Act.

Amendments to Articles or Certificate of Incorporation	Under the CBCA, an amendment to Sierra Wireless’ articles requires approval by special resolution, being 66 2/3% of the votes cast, in person or by proxy, in respect of the resolution at a meeting of Sierra Wireless shareholders, and, if applicable, a separate special resolution of the holders of any separately affected class of shares in accordance with the provisions of the CBCA.	Under Pennsylvania Law, an amendment to the articles of incorporation can be proposed by adoption of a resolution by the Numerex board. An amendment must be submitted to a vote and approved by a majority of the votes cast by all shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote, except for amendments on matters specified in Section 1914(c) of the PBCL that do not require shareholder approval and for those matters specified to require a higher vote under the Numerex articles of incorporation.

Amendments to By-laws	The Sierra Wireless board of directors may, by resolution, make, amend or repeal any by-law that regulates the business or affairs of Sierra Wireless. Where the directors make, amend or repeal a by-law, they are required under the CBCA to submit the by-law, or the amendment or repeal of a by-law, to the Sierra Wireless shareholders at the next meeting of shareholders and the shareholders may confirm, reject or amend the by-law, by an ordinary resolution. If the by-law, amendment or repeal is rejected by shareholders, or the directors do not submit the by-law, amendment or repeal to the shareholders as required, the by-law, amendment or repeal ceases to be effective and no subsequent resolution of the directors to make, amend or repeal a by-law having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended by the shareholders.

The Numerex by-laws may from time to time be amended or repealed, in whole or in part, by a majority vote of the incumbent directors.

The Numerex by-laws may from time to time be amended or repealed, in whole or in part, by the shareholders (i) by a majority of the votes cast by shareholders at any duly convened annual or special meeting in the case of an amendment or repeal that has been previously approved by at least a majority of the incumbent directors or (ii) by the affirmative vote of at least 65% of the votes cast by shareholders at any duly convened annual or special meeting in the case of an amendment or repeal that has not previously been approved by at least a majority of the incumbent directors.

Rights of Inspection	Under the CBCA, Sierra Wireless shareholders and creditors of Sierra Wireless and their personal representatives may examine: (i) Sierra Wireless’ articles and by-laws, and all amendments thereto, and a copy of any unanimous shareholder agreement; (ii) minutes of meetings and	Under Pennsylvania Law, Numerex shareholders, upon written demand, have a right to examine, in person or by agent or attorney, during the usual hours for business for any proper purpose, the share register, books and records of account, and records of the proceedings of the incorporators,

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	resolutions of Sierra Wireless shareholders; (iii) copies of all notices of directors or notices of change of directors; and (iv) Sierra Wireless’ securities register, during the usual business hours of Sierra Wireless, and may take extracts from the records, free of charge, and any other person may do so on payment of a reasonable fee.	shareholders and directors and to make copies or extracts therefrom.

Shareholder Suits

Derivative Action

Under the CBCA, a “complainant” (as such term is defined in the table under “Oppression Remedy” below) may apply to a court for leave to bring a derivative action in the name and on behalf of Sierra Wireless or any of its subsidiaries, or to intervene in an existing action to which Sierra Wireless or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of Sierra Wireless or its subsidiary. However, under the CBCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that: (i) the complainant has given notice to the board of directors of Sierra Wireless or its subsidiary of the complainant’s intention to apply to the court for such leave not less than 14 days before bringing the application if the board of directors of Sierra Wireless or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of Sierra Wireless or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it determines to be appropriate, including, without limitation, an order authorizing the complainant or any other person to control the conduct of the action, an order giving directions for the conduct of the action, an order directing that any amount determined to be payable by a defendant in the action will be paid, in whole or in part, directly to former and present security holders of Sierra Wireless or its subsidiary instead of to Sierra Wireless or its subsidiary and an order requiring Sierra Wireless or its subsidiary to pay reasonable legal fees incurred by the complainant in connection with the action.

Generally, under Pennsylvania Law, a shareholder may bring an action or proceeding to enforce a secondary right of such shareholder against any present or former officer or director of Numerex because Numerex refuses to enforce rights that may properly be asserted by it, provided that the shareholder plaintiff must have been a shareholder of Numerex or owner of a beneficial interest in the shares at the time of the transaction of which such shareholder complains.

Pennsylvania Law does not provide for a remedy similar to the oppression remedy under the Canada Corporations Act; however, stockholders are entitled to remedies for violation of a director’s fiduciary duties under Pennsylvania common law.

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Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any order, including, without limitation:

(i)       an order restraining the conduct complained of;

(ii)      an order appointing a receiver or receiver-manager;

(iii)     an order to regulate Sierra Wireless’ affairs by amending Sierra Wireless’ articles or by-laws or creating or amending a unanimous shareholder agreement;

(iv)     an order directing an issue or exchange of securities;

(v)      an order appointing directors in place of or in addition to all or any of the directors then in office;

(vi)     an order directing Sierra Wireless or any other person, to purchase securities of a security holder;

(vii)    an order directing Sierra Wireless or any other person, to pay a security holder any part of the monies that the security holder paid for securities;

(viii)  an order varying or setting aside a transaction or contract to which Sierra Wireless is a party and compensating Sierra Wireless or any other party to the transaction or contract;

(ix)     an order requiring Sierra Wireless, within a time specified by the court, to produce to the court or an interested person financial statements in the required form or an accounting in such other form as the court may determine;

(x)      an order compensating an aggrieved person;

(xi)     an order directing rectification of the registers or other records of Sierra Wireless;

(xii)    an order liquidating and dissolving Sierra Wireless;

(xiii)  an order directing an investigation under the CBCA to be made; and

(xiv)   an order requiring the trial of any issue.

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An application under the oppression remedy may be made by a “complainant,” which means:

(i)     a registered holder or beneficial owner, and a former registered holder or beneficial owner, of a security of Sierra Wireless or any of its affiliates,

(ii)    a director or an officer or a former director or officer of Sierra Wireless or any of its affiliates,

(iii)  the director appointed under the CBCA, or

(iv)   any other person who, in the discretion of a court, is a proper person to make such an application.

Limitation of Personal Liability of Directors and Officers	Under the CBCA, no provision in a contract, Sierra Wireless’s articles or by-laws of Sierra Wireless or a resolution of Sierra Wireless’ board of directors or shareholders relieves a director or officer of Sierra Wireless from the duty to act in accordance with CBCA or the regulations thereunder or relieves them from liability for a breach thereof.	Under Numerex’s articles of incorporation and Pennsylvania Law, a director shall not be personally liable for monetary damages for any action taken unless (i) the director breached or failed to perform the duties of his or her office and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Under Pennsylvania law, Numerex may purchase and maintain insurance for a director or officer against any liability asserted against such individual, and incurred in his or her capacity as a director or officer or arising out of his or her position, whether or not the corporation would have the power to indemnify such individual against such liability under Pennsylvania Law.

Indemnification of Directors and Officers

Under the CBCA, Sierra Wireless may indemnify its directors and officers, its former directors and officers or another individual who acts or acted at Sierra Wireless’ request as a director or officer, or an individual acting in a similar capacity, of another entity, which we refer to as an “indemnifiable person,” against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnifiable person in respect of any civil, criminal, administrative, investigative or other proceeding in which the indemnifiable person is involved because of that association with Sierra Wireless or other

Pennsylvania Law and Numerex’s articles of incorporation provide that Numerex may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a representative of Numerex, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or proceeding if he or she acted in good faith and in a manner he reasonably believed to be in, or not opposed

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entity, provided that:

•    the indemnifiable person acted honestly and in good faith with a view to the best interests of Sierra Wireless, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at Sierra Wireless’ request; and

to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification or advancement or reimbursement of expenses will be provided to a person if a final unappealable judgment or award establishes that such director or officer engaged in intentional misconduct or involves a transaction from which the director or officer derived an improper personal benefit.

•    in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the indemnifiable person had reasonable grounds for believing that the indemnifiable person’s conduct was lawful.

Sierra Wireless may advance funds to an indemnifiable person for the costs, charges and expenses of a proceeding referred to above, provided, however, that the indemnifiable person will repay the funds if the individual does not fulfill the above-mentioned conditions.

An indemnifiable person is also entitled to indemnity from Sierra Wireless in respect of all costs, charges and expenses reasonably incurred by the indemnifiable person in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the indemnifiable person is subject because of the indemnifiable person’s association with Sierra Wireless or other entity, if the indemnifiable person:

(i)     was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the indemnifiable person ought to have done; and

(ii)    fulfills the conditions first set out above.

In the case of a derivative action, indemnity may be made only with court approval, if the indemnifiable person fulfills the requirements first mentioned above.

Under Sierra Wireless’ by-laws, Sierra Wireless will indemnify a director or officer of Sierra Wireless, a former director or officer of Sierra

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by (1) the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; (2) if such a quorum is not obtainable or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the shareholders. To the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of a third-party action, derivative action or corporate action, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such individual in connection therewith.

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Wireless, or another individual who acts or acted at Sierra Wireless’ request as a director or officer, or an individual acting in a similar capacity, of another entity, to the extent permitted and in accordance with the CBCA.

In addition, Sierra Wireless may, under the CBCA and its by-laws, purchase and maintain insurance for the benefit of an indemnifiable person against such liabilities and in such amounts as the Sierra Wireless board of directors may from time to time determine and are permitted by the CBCA.

Appraisal/Dissent Rights

The CBCA provides that Sierra Wireless shareholders are entitled to exercise dissent rights and to be paid the fair value of their shares as determined in accordance with the provisions of the CBCA, if Sierra Wireless:

•    is subject to an order in respect of an “arrangement” (as such term is defined in the CBCA) in accordance with the provisions of the CBCA;

•    resolves to amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

•    resolves to amend its articles to add, change or remove any restriction on the business or businesses that Sierra Wireless may carry on;

•    resolves to amalgamate, other than an amalgamation with a parent or a subsidiary or an amalgamation with a sister corporation, in each case in accordance with the provisions of the CBCA;

•    resolves to be continued under the laws of another jurisdiction;

•    resolves to sell, lease or exchange all or substantially all its property other than in the ordinary course of business; or

•    resolves to carry out a going-private transaction or a squeeze-out transaction (as such terms are defined in the CBCA).

A shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization (as

Under Pennsylvania Law, Numerex shareholders are entitled to dissent from, and to obtain payment of the fair value of their shares in the event of any corporate action.

Notwithstanding the foregoing, under Section 1571(b) of the PBCL, dissenters’ rights are not generally conferred to shareholders in a merger if their shares are (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or (ii) held beneficially or of record by more than 2,000 persons. Because Numerex shares are registered on the NYSE, a national securities exchange, Numerex shareholders would not have dissenters’ rights in such a transaction.

Under Section 317 of the PBCL, the bylaws or a resolution of the board of directors may direct that all or part of the shareholders shall have dissenters’ rights in connection with any corporate action or transaction that would not otherwise entitle such shareholders to dissenters’ rights. The Numerex bylaws do not provide for any additional dissenters’ rights and Numerex has not adopted any resolution providing for additional dissenters’ rights.

Provision	Sierra Wireless	Numerex
defined in the CBCA) or by a court order made in connection with an action for an oppression remedy.

Shareholder Rights Plans

The Shareholder Rights Plan is designed to encourage the fair treatment of Sierra Wireless shareholders in connection with any take-over offer for the common shares of Sierra Wireless.

The Shareholder Rights Plan provides the board of directors and shareholders with 60 days to fully consider any unsolicited take-over bid to allow the board of directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

If a bid is made to all shareholders, is held open for at least 60 days and is accepted by shareholders holding more than 50% of the outstanding common shares of Sierra Wireless, or is otherwise approved by the board of directors, then the Shareholder Rights Plan will not affect the rights of shareholders. Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional common shares of Sierra Wireless at half the market price.

Not applicable.

Approval of Extraordinary Transactions; Anti-Takeover Provisions

Under the CBCA, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of Sierra Wireless other than in the ordinary course of business of Sierra Wireless, including pursuant to an amalgamation (other than an amalgamation with a parent or a subsidiary or an amalgamation with a sister corporation in accordance with the provisions of the CBCA) and an arrangement (as defined in the CBCA), or a dissolution of Sierra Wireless, is generally required to be approved by special resolution, being 66 2/3% of the votes cast, in person or by proxy, in respect of the resolution at a meeting of Sierra Wireless shareholders.

Additionally, Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (which we refer to as “MI 61-101”) of the Canadian Securities Administrators contains detailed requirements in connection with “related party transactions” and “business

Under Pennsylvania law, Section 2538 of Subchapter 25D of the PBCL requires certain transactions with an “interested shareholder” to be approved by a majority of disinterested shareholders. “Interested shareholder” is defined broadly to include any shareholder who is a party to the transaction or who is treated differently than other shareholders and affiliates of the corporation.

Subchapter 25F of the PBCL generally establishes a 5-year moratorium on a “business combination” with an “interested shareholder.” “Interested shareholder” is defined generally to be any beneficial owner of 20% or more of the corporation’s voting stock. “Business combination” is defined broadly to include mergers, consolidations, asset sales and certain self-dealing transactions. Certain restrictions apply to business combinations following the 5-year period. Among other exceptions, Subchapter 25F will be rendered inapplicable if the board of directors approves the proposed business

Provision	Sierra Wireless	Numerex
	combinations.” A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. “Related party,” as defined in MI 61-101, includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer. A “business combination” means, generally, any amalgamation, arrangement, consolidation, amendment to share terms or other transaction, as a consequence of which the interest of a holder of an equity security may be terminated without the holder’s consent.	combination, or approves the interested shareholder’s acquisition of 20% of the voting shares, in either case prior to the date on which the shareholder first becomes an interested shareholder.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the proxy (information) circular sent to security holders in connection with a related party transaction or business combination where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction or business combination and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction or business combination unless, in addition to any other required shareholder approvals, the disinterested shareholders of the issuer have approved the related party transaction or business combination by a simple majority of the votes cast.

Compulsory Acquisitions	The CBCA provides that if an offer is made to shareholders of a distributing corporation (as defined in the CBCA), such as Sierra Wireless, at approximately the same time to acquire all of the shares of a class of issued shares, including an offer made by a distributing corporation to repurchase all of the shares of a class of its shares (which we refer to as a “takeover bid”) and such offer is accepted within 120 days of the takeover	Not applicable.

Provision	Sierra Wireless	Numerex
bid by holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate or associate of the offeror) of any class of shares to which the takeover bid relates, then the offeror is entitled to acquire the shares held by those holders of securities of that class who did not accept the takeover bid either on the same terms on which the offeror acquired shares under the takeover bid or for payment of the fair value of such holder’s shares as determined in accordance with the dissent right procedures under the CBCA.

Rights Upon Liquidation

Under the CBCA, Sierra Wireless may liquidate and dissolve by special resolution of the holders of each class of Sierra Wireless shares, whether or not such Sierra Wireless shareholders are otherwise entitled to vote.

Each Sierra Wireless common share entitles the holder to participate rateably in any distribution of the assets of Sierra Wireless upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the preference shares of Sierra Wireless.

In the event of Numerex’s liquidation, dissolution or winding up, holders of its common stock would be entitled to their proportionate share of any assets in accordance with each holder’s holdings remaining after payment of liabilities and any amounts due to other claimants, including the holders of any outstanding shares of preferred stock.

LEGAL MATTERS

Blake, Cassels & Graydon LLP, Canadian counsel to Sierra Wireless, has opined upon the validity of the Sierra Wireless common shares offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements and schedule of Numerex as of and for the year ended December 31, 2016 and Numerex management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 incorporated by reference in this proxy statement/prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The audited financial statements and schedule of Numerex as of December 31, 2015 and for each of the two years in the period ended December 31, 2015 incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Sierra Wireless at December 31, 2016, and for the year then ended, appearing in Sierra Wireless’ Annual Report (Form 40-F) for the year ended December 31, 2016, and the effectiveness of Sierra Wireless’ internal control over financial reporting as of December 31, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Sierra Wireless as of December 31, 2015, and for each of the years in the two-year period ended December 31, 2015, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE IN NUMEREX ACCOUNTANTS

As previously reported, on February 4, 2016 Grant Thornton LLP (which we refer to as “Grant Thornton”) notified the Numerex audit committee of its decision not to stand for re-appointment following completion of its audit services for 2015.

The audit reports of Grant Thornton on Numerex’s financial statements for the years ended December 31, 2014 and December 31, 2015 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During Numerex’s fiscal years ended December 31, 2014 and December 31, 2015, there were no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreements in connection with its reports for such periods.

During each of the two fiscal years ended December 31, 2014 and December 31, 2015, and the subsequent interim period through March 15, 2016, there was no “ reportable event,” as that term is described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F related to a material weakness in Numerex’s internal control over financial reporting, except that management’s assessment of Numerex’s internal control over financial reporting identified a material weakness as of December 31, 2015 related to effective monitoring and oversight of controls as it relates to (i) the source data, assumptions and projections utilized pertaining to the evaluation process for impairment of goodwill and other intangible assets and (ii) controls over the completeness, existence, accuracy in its accounting for capitalized internally developed software costs.

During the fiscal years ended December 31, 2014 and 2015, and the subsequent interim period through the date of its appointment, neither Numerex nor anyone acting on its behalf has consulted with BDO USA, LLP with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Numerex’s financial statements, and neither a written report nor oral advice was provided to Numerex that BDO USA, LLP concluded was an important factor considered by Numerex in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” within the meaning of Item 16F(a)(1) of Form 20-F.

Numerex has provided a copy of the above statements to Grant Thornton and requested that it furnish Numerex with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated September 18, 2017, is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

CHANGE IN SIERRA WIRELESS ACCOUNTANTS

As previously reported, effective on May 19, 2016 Sierra Wireless elected to not reappoint KPMG LLP (which we refer to as “KPMG”) as its auditors as a result of Sierra Wireless’ comprehensive external audit review process, which included a formal “request for proposal” being tendered to qualifying firms (including the incumbent auditor, KPMG).

The audit reports of KPMG on Sierra Wireless’ financial statements for the years ended December 31, 2014 and December 31, 2015 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During Sierra Wireless’ fiscal years ended December 31, 2014 and December 31, 2015, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its reports for such periods.

During each of the two fiscal years ended December 31, 2014 and December 31, 2015, and the subsequent interim period through March 17, 2016, there was no “ reportable event,” as that term is described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F related to a material weakness in Sierra Wireless’ internal control over financial reporting.

During the fiscal years ended December 31, 2014 and 2015, and the subsequent interim period through the date of its appointment, neither Sierra Wireless nor anyone acting on its behalf has consulted with Ernst & Young LLP with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Sierra Wireless’ financial statements, and neither a written report nor oral advice was provided to Sierra Wireless that Ernst & Young LLP concluded was an important factor considered by Sierra Wireless in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” within the meaning of Item 16F(a)(1) of Form 20-F.

Sierra Wireless has provided a copy of the above statements to KPMG and requested that it furnish Sierra Wireless with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated September 8, 2017, is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

ENFORCEABILITY OF CIVIL LIABILITIES

Sierra Wireless is organized under the laws of Canada. A substantial portion of Sierra Wireless’ assets are located outside the United States, and many of Sierra Wireless’ directors and officers and some of the experts named in this proxy statement/prospectus are residents of jurisdictions outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon Sierra Wireless and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of Sierra Wireless and such directors, officers or experts under U.S. federal securities laws. There is uncertainty as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon U.S. federal securities laws.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Numerex board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before Numerex stockholders at the special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the Numerex board of directors.

FUTURE STOCKHOLDER PROPOSALS

Numerex

If the merger is completed, Numerex will not have public stockholders and there will be no public participation in any future meeting of stockholders. However, if the merger is not completed or if Numerex is otherwise required to do so under applicable law, Numerex will hold an annual meeting of Numerex stockholders with respect to fiscal year 2017. Any stockholder nominations or proposals for other business intended to be presented at Numerex’s next annual meeting must be submitted to Numerex as set forth below.

If a Numerex stockholder wishes to submit a proposal in accordance with SEC Rule 14a-8 for inclusion in Numerex’s proxy statement for its 2017 annual meeting of stockholders, such proposal must be mailed to Numerex’s General Secretary and Counsel at The Ryan Law Group, LLP, 14 East 4th Street, Suite 406, New York, NY 10012. Since the date of the 2017 annual meeting of the stockholders would be changed by more than 30 days from the date of the 2016 annual meeting, then the deadline for inclusion of any proposal in Numerex’s proxy statement is a reasonable time before Numerex begins to print and send its proxy materials for its 2017 annual meeting of stockholders. Pursuant to the rules of the SEC, simply submitting a proposal does not guarantee that it will be included.

Numerex stockholders interested in submitting nominees for the Numerex board of directors for inclusion in Numerex’s 2017 proxy statement will need to comply with the terms of the Numerex’s by-laws, which include providing timely written notice to Numerex’s General Secretary and Counsel at The Ryan Law Group, LLP, 14 East 4th Street, Suite 406, New York, NY 10012. To be considered timely, Numerex must receive a stockholder’s written notice a reasonable time before Numerex begins to print and send its proxy materials for its 2017 annual meeting of stockholders.

In addition, if a Numerex stockholder wishes to introduce business or nominate directors at Numerex’s 2017 Annual Meeting (other than a matter or nominee to be included in the proxy statement), such stockholder must send Numerex written notice which complies with the requirements of the Numerex by-laws, and Numerex must receive it no later than a reasonable time before Numerex begins to print and send its proxy materials for its 2017 annual meeting of stockholders. The individuals named as proxy holders for Numerex’s 2017 Annual Meeting will have discretionary authority to vote proxies on matters of which we are not properly notified and also may have discretionary voting authority under other circumstances. Such notice must be mailed to Numerex’s General Secretary and Counsel at The Ryan Law Group, LLP, 14 East 4th Street, Suite 406, New York, NY 10012.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the U.S. Exchange Act, only one copy of this proxy statement is being delivered to Numerex stockholders residing at the same address, unless such stockholders have notified Numerex of their desire to receive multiple copies of the proxy statement. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If you have consented to “householding” but wish to receive separate annual reports and proxy statements in the future, notify Numerex’s Investor Relations by phone at 1-770-693-5950, by e-mail at InvestorRelations@numerex.com or by mail at Numerex Corp., c/o Investor Relations, 400 Interstate North Parkway, Suite 1350, Atlanta, GA 30339. You will be removed from the “householding” program within 30 days after Numerex receives your notice. If your household received a single mailing of this proxy statement/prospectus and you would like to receive additional copies, Numerex’s Investor Relations can promptly handle that request for you as well.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Numerex files annual, quarterly and current reports, proxy statements and other information with the SEC. Sierra Wireless files or furnishes annual reports, current reports and other information with the SEC under the U.S. Exchange Act. As Sierra Wireless is a “foreign private issuer,” under the rules adopted under the U.S. Exchange Act it is exempt from certain of the requirements of the U.S. Exchange Act, including the proxy and information provisions of Section 14 of the U.S. Exchange Act and the reporting and liability provisions applicable to officers, directors and significant stockholders under Section 16 of the U.S. Exchange Act.

You may read and copy these reports, statements or other information filed by Numerex or Sierra Wireless at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, from commercial document retrieval services, and at the website maintained by the SEC at http://www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus.

You may also access the SEC filings and obtain other information about Numerex and Sierra Wireless through the websites maintained by Numerex and Sierra Wireless at http://www.numerex.com and http://www.sierrawireless.com, respectively. The information contained in those websites is not incorporated by reference in, or in any way part of, this proxy statement/prospectus. You should not rely on such information in deciding whether to approve the merger proposal unless such information is in this proxy statement/prospectus or has been incorporated by reference into this proxy statement/prospectus.

Sierra Wireless has filed with the SEC a registration statement on Form F-4, of which this proxy statement/prospectus is a part, under the U.S. Securities Act, to register the issuance of Sierra Wireless common shares in the merger. The registration statement, including attached exhibits, contains additional relevant information about Sierra Wireless, the Sierra Wireless common shares and Numerex. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or exhibits to the registration statement.

Sierra Wireless files reports, statements and other information with the applicable Canadian securities regulatory authorities. Sierra Wireless’ filings are electronically available to the public from SEDAR at http://www.sedar.com. The information contained on SEDAR is not incorporated by reference into this proxy statement/prospectus.

Incorporation of Certain Documents by Reference

The SEC allows Numerex and Sierra Wireless to “incorporate by reference” information into this proxy statement/prospectus. This means that Numerex and Sierra Wireless can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Numerex and Sierra Wireless have previously filed with the SEC. They contain important information about the companies and their financial condition. The following documents, which were filed by the companies with the SEC, are incorporated by reference into this proxy statement/prospectus:

Sierra Wireless Filings with the SEC (File No. 000-30718)	Period and/or Filing Date
Annual Report on Form 40-F	Year ended December 31, 2016, as filed March 10, 2017
Management Information Circular included in Report of Foreign Private Issuer on Form 6-K*	Filed April 20, 2017

Management’s Discussion and Analysis and Unaudited Consolidated Financial Statements included in Report of Foreign Private Issuer on Form 6-K*	Three and six months ended June 30, 2017, as filed August 10, 2017

Numerex Filings with the SEC (File No. 000-22920)	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2016, as filed March 31, 2017

Annual Report on Form 10-K/A	Year ended December 31, 2016, as filed May 1, 2017

Quarterly Report on Form 10-Q	Quarter ended June 30, 2017, as filed August 8, 2017

Current Reports on Form 8-K	Filed on January 12, 2017, January 23, 2017, March 1, 2017, March 16, 2017, March 21, 2017, May 9, 2017, June 12, 2017, August 3, 2017, August 7, 2017 and August 8, 2017 (other than the portions of those documents not deemed to be filed)

*	Sierra Wireless’ Management Information Circular and Management’s Discussion and Analysis and Unaudited Consolidated Financial Statements for the three and six months ended June 30, 2017, which are included in Sierra Wireless’ Reports of Foreign Issuer on Form 6-K, are deemed filed under the U.S. Exchange Act and are incorporated by reference into this proxy statement/prospectus.

All documents filed by Numerex and Sierra Wireless under Section 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act from the date of this proxy statement/prospectus to the completion of the offering will also be deemed to be incorporated into this proxy statement/prospectus by reference other than the portions of those documents not deemed to be filed. These documents include periodic reports, such as Annual Reports on Form 10-K and 40-F, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K under the U.S. Exchange Act), proxy statements and, to the extent, if any, Sierra Wireless designates therein that they are so incorporated, Reports of Foreign Private Issuer on Form 6-K that Sierra Wireless furnishes to the SEC.

In addition, the description of Sierra Wireless common shares contained in Sierra Wireless’ registration statement under Section 12 of the U.S. Exchange Act is incorporated by reference.

Numerex and Sierra Wireless also incorporate by reference the merger agreement attached to this proxy statement/prospectus as Annex A.

Sierra Wireless has supplied all information contained in this proxy statement/prospectus relating to Sierra Wireless, and Numerex has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Numerex.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from the appropriate company at the addresses below, or from the SEC through the SEC’s website at http://www.sec.gov. Sierra Wireless shareholders and Numerex stockholders may request a copy of such documents by contacting:

Numerex Corp. 400 Interstate Parkway, Suite 1350 Atlanta, Georgia 30339 Attention: Kenneth Gayron Telephone: 1-770-693-5950	Sierra Wireless Inc. 13811 Wireless Way Richmond, BC, Canada V6V 3A4 Attention: Investor Relations Telephone: 1-604-231-1181

In addition, you may obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by visiting the websites maintained by Numerex and Sierra Wireless at http://www.numerex.com and http://www.sierrawireless.com, respectively.

If you would like to request documents, please do so by November 29, 2017 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

Numerex and Sierra Wireless have not authorized anyone to give any information or make any representation about the merger, the special meeting or Numerex and Sierra Wireless that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Numerex and Sierra Wireless have incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Sierra Wireless common shares in the merger should create any implication to the contrary.

ANNEX A - AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

by and among

SIERRA WIRELESS, INC.

NUMEREX CORP.

and

WIRELESS ACQUISITION SUB, INC.

Dated as of August 2, 2017

(Continued)

(Continued)

(Continued)

EXHIBITS

Exhibit A-1	Support Agreement Shareholders
Exhibit A-2	Form of Support Agreement

AGREEMENT AND PLAN OF MERGER, dated as of August 2, 2017 (this “Agreement”), by and among Sierra Wireless, Inc., a corporation organized under the laws of Canada (“Parent”), Numerex Corp., a Pennsylvania corporation (the “Company”) and Wireless Acquisition Sub, Inc., a Delaware corporation and direct, wholly-owned Subsidiary of Parent (“Merger Sub”).

RECITALS

A. The boards of directors of Parent, the Company and Merger Sub have determined that it is in the best interests of their respective companies and their shareholders that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned Subsidiary of Parent (sometimes referred to herein in such capacity as the “Surviving Corporation”).

B. Concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, the shareholders of the Company set forth on Exhibit A-1 have entered into a voting and support agreement, substantially in the form of Exhibit A-2, dated as of the date hereof (the “Support Agreement”), with Parent, pursuant to which each such shareholder has agreed, among other things, to vote, or cause to be voted, all shares of Company Class A Common Stock held by such person in favor of the Merger, upon the terms and subject to the conditions set forth in such Support Agreement.

C. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings indicated below.

“Acquisition Proposal” means any bona fide inquiry, offer, proposal, or indication of interest, or any public announcement of intention to make any offer, inquiry, proposal or indication of interest, relating to any transaction, or series of related transactions, involving: (i) any acquisition or purchase by any Person or Group, directly or indirectly, of (A) securities representing 25% or more of the outstanding voting securities of the Company or the Company Subsidiaries whose assets individually or in the aggregate constitute 25% or more of the consolidated assets of the Company, or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 25% or more of the outstanding voting securities of the Company, (ii) any merger, consolidation, division, business combination or similar transaction involving the Company or any of the Company Subsidiaries whose assets individually or in the aggregate constitute 25% or more of the consolidated assets of the Company, pursuant to which the Company’s shareholders immediately preceding such transaction hold securities representing less than 75% of the outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity), or (iii) a sale or other disposition in a transaction or series of transactions by the Company or any Company Subsidiary of assets representing (A) 25% or more of the aggregate fair market value of the assets of the Company and the Company Subsidiaries, or (B) 25% or more of the consolidated net revenues, consolidated net income or consolidated book value of the Company and the Company Subsidiaries, immediately prior to such transaction or series of transactions, in each case, other than the Merger and the other Transactions.

“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“Anti-Corruption Law” means any Applicable Law that is designed to prohibit, restrict or regulate bribery or corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, the Canadian Corruption of Foreign Public Officials Act and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Antitrust Law” means any Applicable Law that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Law” means with respect to any Person, any federal, national, state, provincial, foreign, local, municipal or other law, statute, constitution, resolution, ordinance, code, permit, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or its Subsidiaries, their business or any of their respective assets or properties.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in New York, New York, Toronto, Ontario and Vancouver, British Columbia.

“Canadian Securities Laws” means all applicable securities laws in each of the provinces of Canada and the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket orders and rulings thereunder of the Canadian Securities Regulatory Authorities.

“Canadian Securities Regulatory Authorities” means each securities commission or similar regulatory authority in each of the provinces of Canada.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Business” means the business of the Company and the Company Subsidiaries as currently conducted, including the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any and all Company Products.

“Company Capital Stock” means the Company Class A Common Stock, the Company Class B Common Stock and the Company Preferred Stock.

“Company Class A Common Stock” means the Class A Common Stock of the Company, no par value.

“Company Class B Common Stock” means the Class B Common Stock of the Company, no par value.

“Company Debt” means all indebtedness of the Company and the Company Subsidiaries for borrowed money, whether current or funded, short- or long-term, secured or unsecured, direct or indirect, including any accrued and unpaid interest, fees, premiums and prepayment or termination penalties (including any penalties payable by the Company or any of the Company Subsidiaries in connection with the termination or prepayment in full of any the Company Debt at or prior to the Closing), if any, measured as of the Closing, and including, without duplication, (i) any indebtedness evidenced by any bond, debenture, note, mortgage, indenture, letter of credit or other debt instrument or debt security, (ii) any indebtedness to any lender or creditor under credit facilities of the Company, (iii) any indebtedness for the deferred purchase price of property with respect to which the Company is liable contingently or otherwise, as obligor or otherwise, (iv) any amounts owing under any capitalized or synthetic leases, (v) any drawn amounts under letter of credit arrangements and (vi) any liability of other Persons of the type described in clauses (i) through (v) that the Company or any of the Company Subsidiaries has guaranteed, that is recourse to the Company or any of the Company Subsidiaries or any of their assets or that is otherwise the legal liability of the Company or any of the Company Subsidiaries.

“Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all material Third-Party Intellectual Property used in the conduct of the Company Business.

“Company Intellectual Property Agreements” means any Contract to which the Company or any Company Subsidiary is a party or is otherwise bound and pursuant to which the Company or any Company Subsidiary has granted any rights with respect to any Company-Owned Intellectual Property or has been granted any rights with respect to any material Third-Party Intellectual Property (other than generally commercially available Third-Party Intellectual Property subject to standard end-user license agreements).

“Company Material Adverse Effect” means with respect to the Company and the Company Subsidiaries, taken as a whole, any change, development, event, occurrence, circumstance, condition or effect (each, an “Effect”) that, individually or in the aggregate, regardless of whether or not such Effect constitutes a breach of the representations or warranties made by the Company in this Agreement is materially adverse to, or would reasonably be expected to have a material adverse effect on, (i) the condition (financial or otherwise), properties, assets (including intangible assets), business, operations or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Merger and the other Transactions and to fully perform its covenants and other obligations under this Agreement; provided, that none of the following will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (A) changes in general economic or political conditions, (B) changes generally affecting the industries in which the Company and the Company Subsidiaries operate, (C) changes in Applicable Law, GAAP or accounting regulations or principles, or the enforcement, implementation or interpretation thereof, that apply to the Company and the Company Subsidiaries, (D) the announcement or pendency of this Agreement or the Transactions, including the impact thereof on relationships with employees, customers, suppliers, distributors or others having relationships with the Company or the Company Subsidiaries, (E) any changes in financial, banking or securities markets in general, including any disruption thereof and any changes in the trading volume or trading prices of any security or any market index or of the Company’s capital stock in and of themselves (it being understood and agreed that such exception shall not apply to any underlying Effect that may have caused such change in the trading prices or volumes), (F) any failure to meet financial projections, whether internal or published (it being understood and agreed that such exception shall not apply to any underlying Effect that may have caused such failure to meet projections), (G) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof, (H) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Parent, or (I) any natural or man-made disaster or acts of God; or provided, that the exceptions in clauses (A), (B), (C), (E), (G) and (I) shall not apply to the extent that such changes have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the Company’s and the Company Subsidiaries’ industries.

“Company Option Plans” means the 2006 Long Term Incentive Plan and the 2014 Stock and Incentive Plan, as amended.

“Company Options” means options granted under the Company Option Plans to purchase shares of Company Class A Common Stock.

“Company-Owned Intellectual Property” means any and all Intellectual Property that is owned, or purported to be owned, by the Company or any Company Subsidiary, including Company Registered Intellectual Property Rights.

“Company Products” means all material commercial products or services marketed, licensed, sold or distributed by or on behalf of the Company or any Company Subsidiary.

“Company Preferred Stock” means the Preferred Stock of the Company, no par value.

“Company Registered Intellectual Property Rights” means all United States, Canadian and foreign: (A) patents and patent applications (including provisional applications), (B) industrial design applications and registrations, (C) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications or other registrations or applications related to trademarks or service marks, (D) registered Internet domain names, (E) registered copyrights and applications for copyright registration and (F) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any Governmental Entity owned by, registered or filed in the name of, the Company or any Company Subsidiary.

“Company RSUs” means restricted stock units awarded under the Company Option Plans that may be settled by the issuance of shares of Company Class A Common Stock.

“Company SARs” means stock appreciation rights awarded under the Company Option Plans to acquire shares of Company Class A Common Stock.

“Company Shareholder Advisory Vote” means the Company shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of the vote.

“Company Source Code” means, collectively, the Company-Owned Intellectual Property consisting of the software source code for Company Products.

“Company Subsidiary” means any Subsidiary of the Company.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, guarantee, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature.

“Encumbrance” means, with respect to any asset or security, any mortgage, deed of trust, deemed or statutory trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, option or other rights to acquire an interest, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset or security (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset or (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“FCC” means the Federal Communications Commission.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis throughout the relevant periods.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, provincial, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other authority or instrumentality, in each case whether domestic or foreign, or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory or other functions of, or pertaining to, government (including any governmental or political division, department, agency, commission, instrumentality, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act.

“Hazardous Substances” means any material or substance that is regulated, classified or otherwise described as a toxic or hazardous substance, waste or material or a pollutant or contaminant or infectious waste, or words of similar import, in any of the Environmental Laws and specifically including all hazardous substances under Health Canada’s Workplace Hazardous Materials Information System (WHMIS), or chemicals or compounds that are otherwise subject to regulation, control or remediation, or for which liability can be imposed, under Environmental Laws, and includes asbestos, petroleum (including crude oil or any fraction thereof, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel, or any mixture or by-product of any of the foregoing), toxic mold, pesticides, polychlorinated biphenyls, urea formaldehyde, radon gas and radioactive matter.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means (i) Intellectual Property Rights and (ii) Proprietary Information and Technology.

“Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, moral rights, copyright registrations and applications therefor, and all other rights corresponding thereto, mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing.

“Intervening Event” means any material event or development or material change in circumstances with respect to the Company and the Company Subsidiaries, taken as a whole, first occurring or arising after the date of this Agreement and prior to the Company Shareholder Approval if and only if such event, development or change in circumstances was neither known by the board of directors of the Company or those individuals set forth on Schedule 1.1(a) nor reasonably foreseeable by the board of directors of the Company or those individuals set forth on Schedule 1.1(a) as of, or prior to, the date of this Agreement; provided, that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (B) changes in and of themselves in the market price or trading volume of the Company Class A Common Stock or the Parent Common Stock or (C) the fact in and of itself that the Company or Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period.

“Knowledge” of a Person, with respect to any matter in question, means (i) with respect to the Company, the actual knowledge of those individuals set forth on Schedule 1.1(a) and (ii) with respect to Parent, the actual knowledge of those individuals set forth on Schedule 1.1(b), in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question.

“Legal Proceeding” means any private or governmental action, inquiry, claim, charge, complaint, demand, proceeding, suit, hearing, litigation, arbitration, mediation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” means all debts, liabilities, obligations and commitments of any kind, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Applicable Law, Order or Contract, regardless of whether the same would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“made available” means, with respect to any statement in this Agreement, the Company Disclosure Schedule or the Parent Disclosure Schedule to the effect that any information, document or other material has been “made available” to a Person, that such information, document or material was (i) included in the electronic data room established in connection with this Agreement at least 24 hours prior to the execution of this Agreement, (ii) actually delivered (whether by physical or electronic delivery) to a Person or its Representatives, at least 24 hours prior to the execution of this Agreement or (iii) contained in the Company SEC Reports or Parent Reports, as applicable.

“NASDAQ” means The NASDAQ Stock Market LLC.

“NASDAQ GM” means The NASDAQ Global Market.

“Order” means any judgment, writ, decree, stipulation, determination, decision, legal or arbitration award, settlement or consent agreement, charge, ruling, injunction, restraining order or other order issued, promulgated or entered into by or with (or in the case of a settlement or consent agreement, subject to) any Governmental Entity, whether temporarily, preliminarily or permanently in effect.

“Parent Common Stock” means the common shares of Parent, no par value.

“Parent Material Adverse Effect” means with respect to Parent and the Parent Subsidiaries, taken as a whole, any Effect that, individually or in the aggregate, regardless of whether or not such Effect constitutes a breach of the representations or warranties made by Parent in this Agreement is materially adverse to, or would reasonably be expected to have a material adverse effect on, (i) the condition (financial or otherwise), properties, assets (including intangible assets), business, operations or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) the ability of Parent to consummate the Merger and the other Transactions and to fully perform its covenants and other obligations under this Agreement; provided, that none of the following will be deemed to be or constitute a Parent Material Adverse Effect or will be taken into account when determining whether a Parent Material Adverse Effect has occurred or may, would or could occur: (A) changes in general economic or political conditions, (B) changes generally affecting the industries in which Parent and the Parent Subsidiaries operate, (C) changes in Applicable Law, GAAP or accounting regulations or principles, or the enforcement, implementation or interpretation thereof, that apply to Parent and the Parent Subsidiaries, (D) the announcement or pendency of this Agreement or the Transactions, including the impact thereof on relationships with employees, customers, suppliers, distributors or others having relationships with Parent or the Parent Subsidiaries, (E) any changes in financial, banking or securities markets in general, including any disruption thereof and any changes in the trading volume or trading prices of any security or any market index or of Parent’s capital stock in and of themselves (it being understood and agreed that such exception shall not apply to any underlying Effect that may have caused such change in the trading prices or volumes), (F) any failure to meet financial projections, whether internal or published (it being understood and agreed that such exception shall not apply to any underlying Effect that may have caused such failure to meet projections, (G) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof, (H) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Company, or (I) any natural or man-made disaster or acts of God; or provided, that the exceptions in clauses (A), (B), (C), (E), (G) and (I) shall not apply to the extent that such changes have a materially disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, as compared to other participants in Parent’s and the Parent Subsidiaries’ industries.

“Parent Options” means options granted under Parent’s Amended and Restated 1997 Stock Option Plan.

“Parent Phantom RSUs” means phantom units awarded under Parent’s 2013 Phantom RSU Plan.

“Parent RSUs” means restricted share units awarded under one or more of the following: the 2011 Treasury Based Restricted Share Unit Plan; the Restricted Share Unit Plan (USA Participants) dated May 9, 2007; and the Amended and Restated Share Unit Plan (All Non-USA Participants) dated October 2015.

“Parent Subsidiary” means any Subsidiary of Parent.

“PBCL” means, collectively, the Pennsylvania Business Corporation Law of 1988 and the Pennsylvania Entity Transactions Law.

“Permitted Encumbrance” means (i) Encumbrances for current Taxes not yet due and payable or that are being contested in good faith (provided that reserves, established in accordance with GAAP, have been recorded on the Company Balance Sheet or Parent Balance Sheet, as applicable, for any such contest), (ii) mechanics’, carriers’, workers’, repairers’ and other statutory liens and Encumbrances that are incurred in the ordinary course of business, consistent with past practice, that are not yet due and payable or that are being contested in good faith (provided that reserves, established in accordance with GAAP, have been recorded on the Company Balance Sheet or Parent Balance Sheet, as applicable, for any such contest), (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (iv) such imperfections of title and non-monetary Encumbrances and other liens that are not reasonably likely to materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair any business operations involving such properties, (v) Encumbrances in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (vi) Encumbrances existing under Applicable Law relating to the transfer of securities, (vii) Encumbrances securing indebtedness reflected on the Company Balance Sheet or Parent Balance Sheet, as applicable, or (viii) Encumbrances that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, unincorporated association, joint venture, business organization or Governmental Entity.

“Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“Sanctions” means economic sanctions imposed, administered or enforced from time to time by a U.S. or Canadian Governmental Entity, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Securities Laws” means all applicable federal, state (including “blue sky”), provincial or foreign securities laws, including, without limitation, the Canadian Securities Laws.

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval.

“Subsidiary” means, with respect to any Person, any corporation, association, business entity, partnership, joint venture, limited liability company or other Person of which such first Person, either alone or together with one or more of its Subsidiaries or by one or more other of its Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal submitted after the date hereof, which (i) is not subject to a financing condition, (ii) is on terms that the board of directors of the Company (or a duly authorized committee thereof) determines in good faith (following consultation with the Company’s outside legal counsel and independent financial advisor, in each case of national standing), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of such Acquisition Proposal, including conditions to consummation and the Person making the offer, are more favorable, from a financial point of view, to the Company and the Company’s shareholders than the terms of the Merger (after giving effect to any adjustments to the terms of this Agreement proposed by Parent in response to such Acquisition Proposal) and (iii) is reasonably likely to be consummated in accordance with its terms on a timely basis, taking into account all legal, regulatory and financial aspects (including the certainty of closing and the availability of financing) and the ability of such third party to consummate the transactions contemplated by such Acquisition Proposal; provided that for purposes of the definition of Superior Proposal, the references to “twenty five percent (25%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”

“Takeover Laws” means any “moratorium,” “fair price,” “interested shareholder,” “business combination,” “control share acquisition” or similar provision of any federal, state or provincial anti-takeover Applicable Law.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, telecommunication tax, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), pension, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Tax Authority, (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of being a transferee of or successor to any Person or as a result of any express obligation to assume such Taxes or to indemnify any other Person.

“Tax Authority” means any Governmental Entity responsible for the assessment, determination, collection or administration of any Tax (domestic or foreign).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment and information returns and reports) relating to Taxes.

“Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“TSX” means the Toronto Stock Exchange.

(b) Other capitalized terms used herein and not defined in Section 1.1(a) have the meanings located in the corresponding section below:

Term	Section
Agreement	Preamble
Balance Sheet Date	Section 3.6(a)
Book-Entry Shares	Section 2.4(a)
Certificates	Section 2.4(a)
Chosen Courts	Section 9.8
Closing	Section 1.3
Closing Date	Section 1.3
COBRA	Section 3.9(c)
Communications Laws	Section 3.27
Company	Preamble
Company Adverse Recommendation Change	Section 6.4(e)
Company Balance Sheet	Section 3.6(a)
Company Board Recommendation	Section 6.2(b)
Company Board Recommendation Notice	Section 6.4(g)
Company Disclosure Schedule	Section 9.12
Company Disqualified Persons	Section 6.12(d)
Company Employees	Section 6.12(a)
Company Employee Plan	Section 3.9(a)
Company ERISA Affiliate	Section 3.9(a)

Term	Section
Company Financial Statements	Section 3.6(a)
Company Government Contract	Section 3.12(c)
Company Insiders	Section 6.14
Company Material Contract	Section 3.12(a)
Company Permits	Section 3.4(b)
Company SEC Reports	Section 3.5(a)
Company Shareholder Approval	Section 3.3(b)
Company Shareholder Meeting	Section 6.2(a)
Company Voting Debt	Section 3.2(g)
Company Warrant	Section 2.6(b)
Confidential Information	Section 3.15(j)
Confidentiality Agreement	Section 6.6(a)
Department of State	Section 1.4
Effective Time	Section 1.4
Environmental Law	Section 3.13
ERISA	Section 3.9(a)
Exchange Agent	Section 2.4(a)
Exchange Ratio	Section 2.1(a)
Excluded Shares	Section 2.1(b)
HSR Condition	Section 7.1(f)
Indemnified Parties	Section 6.13(a)
Insurance Policies	Section 3.17
In-the-Money Option	Section 2.6(a)
In-the-Money SAR	Section 2.6(a)
Leased Real Property	Section 3.16(b)
Legal Proceedings Condition	Section 7.1(e)
Measurement Date	Section 4.2(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
Merger Sub Documents	Section 4.12(a)
Notice Period	Section 6.4(h)
Open Source Materials	Section 3.15(k)
Parent	Preamble
Parent Balance Sheet	Section 4.7(a)
Parent Disclosure Schedule	Section 9.12
Parent Financial Statements	Section 4.7(a)
Parent Plans	Section 6.12(b)
Parent Reports	Section 4.6(b)
Parent Welfare Plan	Section 6.12(b)
Permitted Hires	Section 5.2(vi)
Premium Cap	Section 6.13(b)
Proxy/Prospectus	Section 6.1(a)
Registration Statement	Section 6.1(a)
Restraints	Section 7.1(d)
Sarbanes-Oxley Act	Section 3.5(b)

Term	Section
SEC Condition	Section 7.1(c)
Statement of Merger	Section 1.4
Support Agreement	Recitals
Surviving Corporation	Recitals
Termination Date	Section 8.1(b)(i)
Termination Date Extension	Section 8.1(b)(i)
Termination Fee	Section 8.3(d)
Transaction Litigation	Section 6.16
USAC	Section 3.27
WARN Act	Section 3.9(u)

Section 1.2 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the PBCL, at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the Surviving Corporation in the Merger and shall continue its existence under the laws of the Commonwealth of Pennsylvania. As of the Effective Time, the separate corporate existence of Merger Sub shall cease.

Section 1.3 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Arnold & Porter Kaye Scholer LLP, counsel to the Company, on a date to be specified by the parties, which date shall be no later than three (3) Business Days after the satisfaction or waiver (subject to Applicable Law) of the latest to occur of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.4 Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Parent shall cause to be filed with the Department of State of the Commonwealth of Pennsylvania (the “Department of State”), a Statement of Merger with respect to the Merger (the “Statement of Merger”), duly executed and completed in accordance with the relevant provisions of the PBCL. The Merger shall become effective as of the date and time specified in the Statement of Merger (such date and time, the “Effective Time”).

Section 1.5 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the PBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.6 Articles of Incorporation and Bylaws of the Surviving Corporation. The articles of incorporation and bylaws of the Surviving Corporation shall be the articles of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the respective terms thereof and Applicable Law.

Section 1.7 Directors and Officers.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed, or their earlier death, resignation or removal.

(b) Except as otherwise provided herein, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed, or their earlier death, resignation or removal.

Section 1.8 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).

ARTICLE II

EFFECT ON THE CAPITAL STOCK AND EQUITY AWARDS; DELIVERY OF MERGER CONSIDERATION

Section 2.1 Treatment of Company Class A Common Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or holders of any securities of the Company, each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Class A Common Stock resulting from the exercise of Company Warrants in accordance with Section 2.6(b), and other than the Excluded Shares) shall automatically be cancelled and converted into the right to receive, subject to adjustment in accordance with Section 2.3, 0.1800 shares (the “Exchange Ratio”) of Parent Common Stock (such fraction of a share of Parent Common Stock, the “Merger Consideration”) whereupon each holder of Company Class A Company Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration issuable in respect thereof pursuant to this ARTICLE II, which Merger Consideration shall be deemed to be issued in full satisfaction of all rights pertaining to such shares.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any other Person, all shares of Company Class A Common Stock owned by the Company (including any shares of Company Class A Common Stock held in the treasury of the Company and any shares of Company Class A Common Stock reserved for issuance upon the exercise of Company Options, Company SARs, Company Warrants and the settlement of Company RSUs), Parent or any of their respective Subsidiaries (“Excluded Shares”) shall be canceled and shall cease to exist, and no consideration shall be paid therefor.

Section 2.2 Treatment of Merger Sub Capital Stock. At the Effective Time, the issued and outstanding shares of the common stock of Merger Sub shall be automatically converted into and become fully paid and nonassessable shares of the common stock of the Surviving Corporation equal in number to the number of shares of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Class A Common Stock resulting from the exercise of Company Warrants in accordance with Section 2.6(b) and other than the Excluded Shares) and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.3 Adjustments. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Class A Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution paid, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Company Class A Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this sentence shall be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.4 Exchange Agent; Procedure for Surrender of Shares.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging the Company Class A Common Stock certificates (the “Certificates”) and the shares of Company Class A Common Stock represented by book-entry (“Book-Entry Shares”) for the Merger Consideration. All fees and expenses of the Exchange Agent shall be paid by Parent. At or promptly after the Effective Time, Parent shall authorize the Exchange Agent to issue certificates, or at Parent’s option, evidence of shares in book-entry form, representing the shares of Parent Common Stock equal to the aggregate Merger Consideration for the sole benefit of the former holders of shares of Company Class A Common Stock.

(b) Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share and whose shares of Company Class A Common Stock each were converted pursuant to Section 2.1(a) into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of such to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Company Class A Common Stock in exchange for the Merger Consideration that such holder has the right to receive pursuant to Section 2.1(a), including any amount of cash payable in respect of fractional shares in accordance with Section 2.7. Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration for each share of Company Class A Common Stock formerly represented by such Certificate or Book-Entry Share, to be delivered within ten (10) Business Days following the later to occur of (x) the Effective Time or (y) the Exchange Agent’s receipt of a duly executed letter of transmittal and such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If registration of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of such registration that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such registration shall have paid any transfer and other similar Taxes required by reason of the registration of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. Registration of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.4(b), each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Section 2.4(b), without interest thereon.

(c) In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to Parent and the Exchange Agent), the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1(a), including any amount payable in respect of fractional shares in accordance with Section 2.7; provided, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.5 Transfer Books; No Further Ownership Rights. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Class A Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the shares of Company Class A Common Stock formerly represented thereby except as otherwise provided for herein or by Applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be canceled and exchanged as provided in this Agreement.

(a) Termination of Exchange Agent; No Liability. With respect to any portion of the Merger Consideration that remains unclaimed by the holders of Company Class A Common Shares one (1) year after the Effective Time, such holders shall thereafter look only to Parent (subject to abandoned property, escheat or similar Applicable Law) as general creditors thereof with respect to the applicable Merger Consideration due to such holders upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.4(b), without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration, or other amounts, properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(b) Withholding. Each of Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under Applicable Law with respect to Taxes. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.6 Treatment of Company Equity Awards.

(a) Company Options and Company SARs. At the Effective Time, without any action on the part of the holder thereof, each Company Option and Company SAR that is outstanding immediately prior to the Effective Time and that has an exercise price that is less than the product of (1) the Exchange Ratio and (2) the Parent Stock Price (such product, the “Merger Consideration FMV” (such Company Option or Company SAR, an “In-the-Money Option” or “In-the-Money SAR”, respectively), shall become fully vested (to the extent not already vested) and shall automatically be canceled and extinguished, no longer be outstanding and cease to represent the right to acquire shares of Company Class A Common Stock, and in consideration therefor, the holder thereof shall be entitled to receive, as soon as reasonably practicable after the Effective Time, a “number” of shares of Parent Common Stock for each such Company Option and Company SAR, wherein the “number” is determined by dividing (i) the excess of (x) the Exchange Ratio multiplied by the Parent Stock Price minus (y) the per-share exercise price for the shares of Company Class A Common Stock that would have been issuable upon exercise of such In-the-Money Option or In-the-Money SAR as the case may be, by (ii) the Parent Stock Price and rounding to the nearest ten-thousandth of a share. Each Company Option and Company SAR that is outstanding immediately prior to the Effective Time and that is not an In-the-Money Option or In-the-Money SAR, whether vested or unvested, shall be canceled and extinguished, no longer be outstanding and cease to represent the right to acquire shares of Company Class A Common Stock and no consideration shall be paid therefore. Parent shall pay to each holder of In-the-Money Options or In-the-Money SARs cash in lieu of fractional shares to which such holder would be entitled pursuant to this Section 2.6(a); provided that the calculation of the amount of such fractional shares shall be determined on an aggregate basis taking into account all In-the-Money Options and In-the-Money SARs held by such holder. For purposes hereof, “Parent Stock Price” shall mean the volume weighted average price of a share of Parent Common Stock on NASDAQ GM for the five (5) trading days ending on the last trading day prior to the day on which the Effective Time occurs.

(b) Company Warrants. Not less than seven (7) Business Days prior to the Closing, the Company will provide written notice to all holders of each outstanding unexercised warrant to purchase or otherwise acquire shares of Company Class A Common Stock (each, a “Company Warrant”), which notice shall include such reasonable information as a holder of a Company Warrant may reasonably require regarding the treatment of a Company Warrant in connection with the Closing and which notice shall otherwise be provided in accordance with the terms of each applicable Company Warrant agreement. If, upon receiving notice of the Closing of the Merger, the holder of a Company Warrant exercises such Company Warrant in accordance with its terms, then (1) such exercise shall be deemed effective immediately prior to and contingent upon the consummation of the Merger and such exercise will be governed by the terms of the applicable Company Warrant agreement, and (2) at the Effective Time, such Company Warrant shall be cancelled and, the holder thereof shall be entitled to receive, as promptly as practicable (but no later than fifteen (15) calendar days) following the Effective Time, in consideration of the exercise and cancellation of such Company Warrant and in settlement therefor, in lieu of the Company Class A Common Stock immediately issuable upon exercise of the Company Warrant, that number of shares of Parent Common Stock equal to the Exchange Ratio multiplied by the number of shares of Company Class A Common Stock that would have been issuable upon exercise of such Company Warrant had the Company Warrant been exercised immediately prior thereto. If, upon receiving notice of the Closing of the Merger, the holder of a Company Warrant does not exercise such Company Warrant in accordance with its terms, then (A) such Company Warrant will expire immediately prior to the consummation of the Merger and (B) at the Effective Time, such Company Warrant shall be cancelled and extinguished, no longer outstanding and cease to represent the right to acquire shares of Company Class A Common Stock or receive any Merger Consideration, without any payment of any consideration therefor. The Company agrees to take all necessary action to terminate each Company Warrant as of the Effective Time in accordance with the terms of the applicable Company Warrant agreement. The provisions of this Section 2.6(b) shall not apply in respect of the warrants issued to, and outstanding in the name of, HCP-FVF, LLC, the treatment of which is governed by an agreement between HCP-FVF LLC and the Company.

(c) Company Restricted Stock Units. At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time shall vest in full and the restrictions thereon shall lapse. As of the Effective Time, each such Company RSU shall be cancelled and the holder thereof shall be entitled to receive, as promptly as practicable (but no later than fifteen (15) calendar days) following the Effective Time, (1) a number of shares of Parent Common Stock equal to the Exchange Ratio multiplied by the number of shares of Company Class A Common Stock represented by each such Company RSU and (2) any accrued but unpaid dividends with respect to any Company RSU, in each case without interest and less applicable withholding Taxes.

(d) Notices. Parent and the Company shall cooperate to provide any notices to the holders of Company Options, Company SARs, Company Warrants and Company RSUs required in connection with the consummation of the Merger and the other Transactions.

(e) The Company shall, immediately prior to the Effective Time, take all actions necessary in order to, and terminate each Company Option Plan and cancel the Company Options and Company SARs (in accordance with cancellation agreements or otherwise) and to effectuate the actions contemplated by this Section 2.6 and to ensure that no holder of Company Options, Company SARs, Company Warrants or Company RSUs shall have any rights from and after the Effective Time with respect to any such Company Options, Company SARs, Company Warrants or Company RSUs, except as expressly provided in this Section 2.6; provided that such actions shall expressly be conditioned upon the consummation of the Merger and each of the other Transactions and shall be of no force or effect if this Agreement is terminated.

Section 2.7 Fractional Shares.

(a) No certificates, receipts or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender or transfer for exchange of Certificates or Book-Entry Shares and no such holder of fractional shares of Parent Common Stock shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

(b) Notwithstanding any other provision of this Agreement, each holder of a share of Company Class A Common Stock converted in the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Class A Common Stock held at the Effective Time by such holder) shall receive, in lieu thereof, from the Exchange Agent, an amount in cash equal to the product obtained by multiplying (i) the fraction of a share of Parent Common Stock to which such holder would otherwise have been entitled by (ii) the closing price for a share of Parent Common Stock on NASDAQ GM on the first Business Day immediately following the Effective Time.

Section 2.8 Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the (a) Company SEC Reports filed with or furnished to the SEC (and made publicly available) on or following January 1, 2014 and prior to the date hereof (excluding any documents incorporated by reference therein and excluding disclosures contained in the “risk factors” section or constituting “forward looking statements”, or which are cautionary, predictive or speculative in nature), it being understood that this clause (a) will not apply to any of Section 3.1, Section 3.2, Section 3.3, Section 3.5, Section 3.6 and Section 3.25; or (b) Company Disclosure Schedule dated as of the date of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Corporate Organization; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Section 3.1(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of the Company Subsidiaries and their respective jurisdictions of organization or formation. Each Company Subsidiary is an entity that is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (except, in the case of good standing, any jurisdiction that does not recognize such concept). The Company and each Company Subsidiary has the corporate or other applicable power to own, lease or operate its properties and assets and to conduct its respective business and is duly qualified or licensed to do business and is in good standing in each jurisdiction where such qualification or license is required by Applicable Law (to the extent the concept of “good standing” is recognized by such jurisdiction), except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent a true, correct and complete copy of the articles of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of the Company and each Company Subsidiary, in each case as amended to date.

(c) All of the issued and outstanding shares of capital stock and membership interests, as applicable, of each Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable, are owned by the Company or another Company Subsidiary free and clear of all Encumbrances other than Permitted Encumbrances, and are not subject to any preemptive right or right of first refusal, other than in favor of the Company or a Company Subsidiary, including whether created by statute, the articles of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of such Company Subsidiary or any Contract to which the Company or such Company Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, stock appreciation rights, restricted stock units, “put” or “call” rights, exchangeable or convertible securities or other Contracts to which the Company or any Company Subsidiary is party or by which the Company or any Company Subsidiary is bound with respect to the issued or unissued capital stock or other securities of any Company Subsidiary or otherwise obligating the Company or any Company Subsidiary to provide economic benefits based, directly or indirectly, on the value or price of any securities in any Company Subsidiary or issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities, including any shareholder rights plans, “poison pill,” anti-takeover plans or other similar devices. Other than the Company Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. Neither the Company nor any Company Subsidiary has any obligation to acquire any equity or voting interest, security, right, agreement or commitment or to provide funds or make any investment in any Person.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists solely of 30,000,000 shares of Company Class A Common Stock, 5,000,000 shares of Company Class B Common Stock and 3,000,000 shares of Company Preferred Stock. As of the date hereof, (i) a total of 19,675,128 shares of Company Class A Common Stock were issued and outstanding, (ii) no shares of Company Class B Common Stock were issued and outstanding or held by the Company as treasury shares, (iii) no shares of Company Preferred Stock were issued and outstanding or held by the Company as treasury shares, (iv) 1,462,819 shares of Company Class A Common Stock were held by the Company as treasury shares, (v) 888,729 shares of Company Class A Common Stock were reserved for issuance upon the exercise of outstanding Company Options, (vi) 150,432 shares of Company Class A Common Stock were reserved for issuance upon the exercise of outstanding Company SARS, (vii) 1,020,944 shares of Company Class A Common Stock reserved for issuance upon the exercise of the outstanding Company Warrants, (viii) 204,789 shares of Company Class A Common Stock were reserved for issuance upon the settlement of outstanding Company RSUs, (ix) 1,312,279 shares of Company Class A Common Stock were reserved pursuant to future grants under the Company Option Plans and (x) no other shares of Company Capital Stock were issued, reserved for issuance or outstanding. The Company has not designated, authorized or issued any shares of capital stock other than the Company Capital Stock. Except as set forth in Section 3.2(b), Section 3.2(c) and Section 3.2(d) of the Company Disclosure Schedule, as of the date hereof, there are no options, restricted stock units, restricted shares, shares of phantom stock, other equity-based awards relating to the shares of Company Capital Stock (whether settled in shares of Company Capital Stock or cash), warrants, puts, calls, rights or Contracts of any character to which the Company is a party or by which it is bound (x) obligating the Company to grant, issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock, any options, restricted stock units or warrants to purchase or acquire any Company Capital Stock or other securities of the Company, or any Company Voting Debt, or (y) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, restricted stock unit, warrant, put, call, right or Contract.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a detailed description of all outstanding Company Warrants.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a schedule of outstanding Company Options and Company SARs, including (i) the grant number that correlates to the holder thereof, (ii) the date of grant thereof, (iii) the number of shares of Company Class A Common Stock subject thereto, (iv) the exercise price thereof (if any), (v) the number of such Company Options and Company SARs that are vested or unvested and (vi) the specific Company Option Plan pursuant to which such Company Option or Company SAR was granted.

(d) Section 3.2(d) of the Company Disclosure Schedule sets forth, as of the date hereof, a schedule of outstanding Company RSUs, including (i) the grant number that correlates to the holder thereof, (ii) the date of grant thereof, (iii) the number of shares of Company Class A Common Stock subject thereto, (iv) the number of such Company RSUs that are remaining or forfeited and (v) the specific Company Option Plan pursuant to which such Company RSU was granted.

(e) All issued and outstanding shares of Company Class A Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of all Encumbrances (other than Permitted Encumbrances), preemptive rights, rights of first refusal and “put” or “call” rights created by statute, the articles of incorporation or bylaws of the Company or any Contract to which the Company is a party or by which it is bound. There is no liability for dividends accrued and unpaid by the Company or any Company Subsidiary. No Company Subsidiary owns any shares of Company Class A Common Stock.

(f) All issued and outstanding shares of Company Class A Common Stock and all outstanding Company Options, Company SARs, Company Warrants and Company RSUs were issued, and all repurchases of Company securities were made, in compliance in all material respects with all Applicable Law and all requirements set forth in applicable Contracts. All shares that may be issued upon the exercise of Company Options, Company SARs or Company Warrants or upon the settlement of Company RSUs will, if and when issued, be validly issued in compliance in all material respects with all Applicable Law and all requirements set forth in applicable Company Option Plans and Contracts. Each Company Option was granted with an exercise price per share equal to or greater than the fair market value of a share of Company Class A Common Stock on the effective date of such grant, has a grant date identical to the grant date approved by the Company’s board of directors or the compensation committee thereof, which is either the date on which the Company Option was awarded or a later date specified by the Company’s board of directors or the compensation committee thereof.

(g) No Company Debt (i) having the right to vote on any matters on which shareholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from the capital or voting stock of the Company (collectively, “Company Voting Debt”), is issued or outstanding.

(h) Other than the Support Agreements, there are no Contracts relating to voting, or the purchase or sale, of any Company Class A Common Stock between or among the Company, on the one hand, and any of the Company’s shareholders, on the other hand. The terms of each of the Company Option Plans, the Company Options, the Company SARs, the Company Warrants and the Company RSUs permit the treatment of each such award as provided in Section 2.6, without the consent or approval of the holders thereof, the Company’s shareholders or otherwise. True, correct and complete copies of each Company Option Plan, the standard form of all Contracts relating to or issued under each Company Option Plan and all agreements and instruments relating to or issued under each Company Option Plan with respect to the Company Options, the Company SARs, the Company Warrants or the Company RSUs that differ in any material respect from such standard form agreements have been made available to Parent, and such agreements and instruments have not been amended, modified or supplemented since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such agreements or instruments in any case from those made available to Parent. No change in the price, exercise period or other modification in the terms of any Company Option, Company RSU, Company SAR, put, call or other right, in any such case will arise in connection with the Merger or upon termination of employment or service with the Company or any Company Subsidiary, or with the Surviving Company, following the Merger or otherwise.

Section 3.3 Authority; No Violation.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Company Shareholder Approval, to consummate the Merger and perform its obligations hereunder. The execution and delivery of this Agreement and, subject to obtaining the Company Shareholder Approval, the consummation of the Merger and the performance by the Company of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions or proceedings on the part of the Company are necessary, other than obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by each of the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) At a meeting duly called and held prior to the execution of this Agreement, the board of directors of the Company, by resolutions duly adopted at such meeting (and not thereafter modified or rescinded) by the unanimous vote of the full board of directors of the Company, has (i) determined that the Merger and the terms and conditions of this Agreement are fair to, advisable and in the best interests of the Company and the Company’s shareholders, (ii) approved the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder, including the Merger, and (iii) directed that the adoption of this Agreement be submitted to the Company’s shareholders for consideration, with a recommendation that all of the Company’s shareholders adopt this Agreement. The affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the plan of merger (such affirmative vote, the “Company Shareholder Approval”) is the only vote of the Company’s shareholders or other equity holders necessary under Applicable Law and the Company’s articles of incorporation and bylaws to adopt this Agreement and to consummate the Merger.

(c) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other Transactions will not (i) result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or loss of any material benefit under any provision of: (A) the articles of incorporation, bylaws or other organizational documents of the Company or any of the Company Subsidiaries, (B) any Company Permit or Company Material Contract to which the Company or any of the Company Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Company or any of the Company Subsidiaries is bound, or (C) any Applicable Law or Order applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets; (ii) give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitations under any note, bond, mortgage, indenture, Company Material Contract, license, franchise or Company Permit to which any the Company or any of the Company Subsidiaries is a party; (iii) give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or (iv) result in the imposition of any Encumbrance upon any of the property or assets of the Company or any of the Company Subsidiaries or restrict, hinder, impair or limit the ability of either the Company or any of the Company Subsidiaries to conduct its business as and where it is now being conducted, other than, in the case of clauses (B) and (C) of this Section 3.3(c), which would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially alter or materially delay any of the Transactions. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

(d) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity is required by the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Merger, except for (i) the filing of the Statement of Merger pursuant to Section 1.3, (ii) such filings and notifications as may be required under the HSR Act and any other applicable Antitrust Law and the expiration or early termination of applicable waiting periods under the HSR Act and any such other applicable Antitrust Law, (iii) the filing with the SEC of (A) a proxy statement relating to the Company Shareholder Meeting, and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement and the Merger, (iv) such other filings and notifications as may be required under federal, provincial, state (including “blue sky”) or foreign securities laws or the rules and regulations of NASDAQ and (v) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to (A) result in a Company Material Adverse Effect or (B) prevent, materially alter or materially delay the consummation of the Merger.

Section 3.4 Compliance with Laws; Permits.

(a) The Company and each Company Subsidiary, since January 1, 2014, has complied with, is not in violation of, and has not received any written notice regarding any violation with respect to, any Applicable Law or Order including any applicable Anti-Corruption and export and import control laws with respect to the Company Business, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) The Company and each Company Subsidiary has obtained each federal, state, provincial, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity that is required for and material to the operation of the Company Business or the holding of any interest in any of its material assets or properties (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Permits”), and all of the Company Permits are in full force and effect, except where the failure to obtain or maintain such Company Permits would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company and the Company Subsidiaries are in compliance in all material respects with the terms of the Company Permits. Neither the Company nor any Company Subsidiary has received any written, or to the Knowledge of the Company, oral, notice from any Governmental Entity regarding (A) any failure to comply in all material respects with any term or requirement of any Company Permit or (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Permit, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. To the Knowledge of the Company, none of the Company Permits will be terminated or materially impaired, or will become terminable, in whole or in part, as a result of the Merger.

(c) None of the Company or any Company Subsidiary, nor to the Knowledge of the Company, any of their respective directors or officers, employees, agents or Representatives (in each case, acting in their capacities as such) has, since January 1, 2014, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), violated in any material respect any Anti-Corruption Law. Neither the Company nor, to the Knowledge of the Company, any of its directors, officers or employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law.

(d) The Company and each of the Company Subsidiaries is and, since January 1, 2014, has been in compliance, other than in de minimis respects, with all Sanctions applicable to each of the Company and the Company Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, since January 1, 2014, neither the Company nor any of the Company Subsidiaries has received any written notices of violations with respect to any Sanctions.

Section 3.5 Company SEC Reports.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, registration statements, schedules, reports, prospectuses, proxy statements and documents (including items incorporated by reference) required to be so filed or furnished by the Company with the SEC since January 1, 2014. All such required forms, registration statements, schedules, reports, prospectuses, proxy statements and documents, including all exhibits and schedules thereto (and including those that the Company may file following the date hereof) are referred to herein as the “Company SEC Reports”. After the date of this Agreement and until the Effective Time, the Company will file all forms, registration statements, schedules, reports, prospectuses, proxy statements and documents with the SEC that are required to be filed by it under Applicable Law at or prior to the time so required, including any amendments or supplements thereto. As of their respective dates (or, if amended, as of the date of the last such amendment), the Company SEC Reports (i) complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”) and the respective rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date hereof, then on the date of such amended or superseding filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date hereof by a subsequently filed Company SEC Report. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. There has been no material correspondence between the SEC and the Company or any Company Subsidiary since January 1, 2014 that is not available on the SEC’s Electronic Data Gathering, Analysis and Retrieval database. To the Knowledge of the Company, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Report (including the financial statements included therein).

(b) Since January 1, 2014, no executive officer of the Company or any Company Subsidiary has failed to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports, and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. Since January 1, 2014, neither the Company nor any Company Subsidiary, nor any of their executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

Section 3.6 Financial Statements.

(a) The Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2016 and 2015 (including the notes thereto) and the Company’s unaudited consolidated interim financial statements, each as included in the Company SEC Reports (collectively, the “Company Financial Statements”), were derived from the accounting books and records of the Company and the Company Subsidiaries and have been, or will be, as the case may be, prepared in accordance with GAAP consistently applied, except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments (none of which are material, individually or in the aggregate) and may omit notes which are not required by Applicable Law in the unaudited statements) and present fairly in all material respects or will present fairly in all material respects, as the case may be, the consolidated financial condition, results of operations, changes in financial position of the Company and the Company Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments, none of which are material, individually or in the aggregate) in accordance with GAAP and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of the Company and the Company Subsidiaries on a consolidated basis. The March 31, 2017 balance sheet of the Company contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet” and the “Balance Sheet Date” means March 31, 2017.

(b) Neither the Company nor any Company Subsidiary has any material Liabilities that are required to be disclosed on a balance sheet prepared in accordance with GAAP except for: (i) Liabilities reflected on, accrued on or reserved against on the Company Balance Sheet (including the notes thereto) in accordance with GAAP, (ii) Liabilities that have been incurred since the Balance Sheet Date in the ordinary course of business, consistent with past practice and that have not had or would reasonably be expected to have a Company Material Adverse Effect, (iii) the fees and expenses of the investment banks, attorneys, consultants and accountants incurred in connection with this Agreement and (iv) Liabilities incurred as a result of the performance by the Company of its obligations under this Agreement. Except as reflected in the Company Financial Statements, neither the Company nor any Company Subsidiary is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act). BDO USA, LLP is an independent registered public accounting firm with respect to the Company and has not resigned or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The Company has not had any dispute with BDO USA, LLP regarding accounting matters or policies.

(c) Section 3.6(c) of the Company Disclosure Schedule lists all Company Debt as of the date hereof, including, for each item of Company Debt, the aggregate principal amount of such Company Debt outstanding, the Contract governing such Company Debt and any amendments thereto, the interest rate and maturity date thereof, any assets or properties securing such Company Debt and whether such Company Debt may be prepaid at the Closing without penalty under the terms of the agreements governing such Company Debt.

(d) The financial books, records and accounts of the Company and the Company Subsidiaries: (i) have been maintained in all material respects in accordance with Applicable Law on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions, acquisitions and dispositions of the assets of the Company and the Company Subsidiaries in all material respects; and (iii) accurately and fairly reflect in all material respects the basis for the Company Financial Statements.

Section 3.7 Absence of Changes. Since the Balance Sheet Date through the date of this Agreement:

(a) the Company and each Company Subsidiary has conducted the Company Business in the ordinary course of business,

(b) there has not occurred any Effect that constituted or with the passage of time would reasonably be expected to constitute a Company Material Adverse Effect, and

(c) neither the Company nor any Company Subsidiary has taken any action that would be prohibited by Section 5.2(i), Section 5.2(ii), Section 5.2(vii), Section 5.2(viii), Section 5.2(x), Section 5.2(xi), Section 5.2(xvii), Section 5.2(xix) or Section 5.2(xxiii) if taken during the period from the date of this Agreement through the Effective Time.

Section 3.8 Restrictions on Business Activities. There is no Contract or Order binding upon the Company or any Company Subsidiary that currently has or would reasonably be expected to have after consummation of the Merger, the effect of materially prohibiting or impairing (i) the conduct of the Company Business or (ii) any acquisition of material property by the Company or any Company Subsidiary.

Section 3.9 Employee Benefit Plans and Employee Matters.

(a) Section 3.9(a) of the Company Disclosure Schedule includes a complete and accurate list, as of the date hereof of each material Company Employee Plan. “Company Employee Plan” means (i) each employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA and whether or not maintained or sponsored in a jurisdiction outside of the United States, (ii) each stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, or similar arrangements under Applicable Law outside of the United States, (iii) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements, (iv) other material fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, (v) any employment or service agreements (except for offer letters providing for at-will employment that do not provide for severance, acceleration or post-termination benefits), consulting or independent contractor agreements, compensation agreements, change in control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, any present or former director, officer, employee, consultant or independent contractor, and (vi) each trust, escrow or similar agreement related to (i) – (v) above; in the case of (i) – (vi) above that is sponsored, maintained or contributed to (or that is required to be maintained or contributed to) by the Company, any Company Subsidiary or any trade or business (whether or not incorporated) that, at a relevant time, is treated as a single employer with the Company or any Company Subsidiary (a “Company ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code but excluding government sponsored or government affiliated plans, programs, and arrangements. Neither the Company nor any Company ERISA Affiliate has, since January 1, 2014 extended or maintained credit, arranged for the extension of credit, or renewed, modified or forgiven an extension of credit made prior to such date, in the form of a personal loan to or for any officer or director of the Company.

(b) The Company has made available to Parent a true, correct and complete copy of each material Company Employee Plan, plan document, amendments thereto, and, to the extent applicable, the most recent audited financial statements, Form 5500 and actuarial or valuation reports and any related trust documents, insurance policies or Contracts, and summary plan descriptions with respect to each such Company Employee Plan that is subject to ERISA reporting requirements. Section 3.6(b) of the Company Disclosure Schedule lists all Company Employee Plans intended to be qualified under Section 401(a) of the Code. The Company has made available to Parent a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has made available to Parent the most recent registration statement and prospectus, if any, prepared in connection with each Company Employee Plan. The Company has made available to Parent all material correspondence in the last three (3) years with any Governmental Entity about the Company Employee Plans.

(c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar state law. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been administered in accordance with its terms in all material respects and in compliance with the requirements prescribed by Applicable Law (including ERISA and the Code) in all material respects, and the Company, each Company Subsidiary and each Company ERISA Affiliate has performed in all material respects all obligations required to be performed by it under the Company Employee Plans. Neither the Company nor any Company Subsidiary or Company ERISA Affiliate is subject to any material Liability or material penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by the Company, any Company Subsidiary or any Company ERISA Affiliate to any Company Employee Plan and all insurance premiums for insurance policies relating to Company Employee Plans have been made on or before their due dates, and to the extent required by GAAP a reasonable amount has been accrued for contributions to and amounts payable under each Company Employee Plan for the current plan year. No Legal Proceeding has been brought against the Company or any Company Subsidiary, or to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any disputed claim or any audit by the Internal Revenue Service or United States Department of Labor.

(d) Since January 1, 2014, no Company Employee Plan has been funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Company Employee Plan have been or are provided through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(e) With respect to any insurance policy providing funding for benefits under any Company Employee Plan, (i) there is no material liability of the Company or any of the Company Subsidiaries in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the Closing Date, and (ii) to the Knowledge of the Company no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding, and to the Knowledge of the Company, no such proceedings with respect to any such insurer are imminent.

(f) No Company Employee Plan that is a health plan, welfare plan or retirement plan provides benefits to any individual who is not a current or former employee of the Company or any of the Company Subsidiaries, or the dependents or other beneficiaries of any such current or former employee, except to the extent required by COBRA or other Applicable Law.

(g) No Person has a right to any gross up or indemnification from the Company or any of the Company Subsidiaries with respect to any such Company Employee Plan, payment or arrangement subject to Section 409A of the Code.

(h) There is no agreement, plan, arrangement or Contract covering any current or former employee or other service provider of the Company or any Company Subsidiary or Company ERISA Affiliate to which the Company and/or any Company Subsidiary is a party or by which the Company and/or any Company Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts to which the Company or any Company Subsidiary or Company ERISA Affiliate is a party, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162(m) of the Code determined as of the date hereof and based on information available to the Company as of the date hereof.

(i) Neither the Company nor any Company Subsidiary or Company ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has within the past six (6) years maintained, established, sponsored, participated in or contributed to, any “pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(j) Neither the Company nor any Company Subsidiary or Company ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA, any “multiple employer plan” as such term is defined in Section 413(c) of the Code, or any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(k) With respect to each group health plan benefitting any current or former employee of the Company or any Company ERISA Affiliate that is subject to Section 4980B of the Code, the Company and each Company ERISA Affiliate have complied in all material respects with the continuation of coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(l) Neither the Company nor any Company Subsidiary maintains, participates in or contributes to a compensation or benefit plan maintained under the laws of a relevant jurisdiction outside of the United States, excluding government sponsored or affiliated plans.

(m) Neither the execution and delivery of this Agreement nor the consummation of the Merger or any other Transaction will, either individually or together or with the occurrence of some other event, (i) result in any benefit or payment (including severance, golden parachute, or bonus) becoming due to any current or former employee, officer, director, consultant or independent contractor by the Company or any Company Subsidiary, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Company Subsidiary to any current or former employee, officer, director, consultant or independent contractor, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code or Applicable Law, (iv) increase the amount of compensation due to any current or former employee, officer, director, consultant or independent contractor, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Company Subsidiary to any employee, officer, director, consultant or independent contractor.

(n) No amounts paid or payable under any Company Employee Plan or to the Knowledge of the Company otherwise paid or payable (whether in cash, in property, or in the form of benefits) in connection with the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event) to any employee, officer, director or shareholder of the Company or any of the Company Subsidiaries or Affiliates who is a “disqualified individual” (as such term is defined in Section 1.280G-1) of the Treasury Regulations will result in the disallowance of a deduction pursuant to Section 280G of the Code.

(o) Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions, either alone or in conjunction with any other event, will (i) trigger any obligation of the Company or any of the Company Subsidiaries to fund (through a grantor trust or otherwise) any compensation, equity award or other benefit, or (ii) require a “gross-up,” indemnification for, or other payment due to any “disqualified individual” within the meaning of Section 280G of the Code due to the imposition of the excise tax under Section 4999 of the Code on any payment to such disqualified individual.

(p) The Company and each Company Subsidiary is in compliance, and for the past four (4) years has complied, in all material respects with all Applicable Laws respecting employment or termination of employment of their respective employees, labor relations, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as: (i) independent contractors and consultants; and (ii) exempt and non-exempt), wages, hours, occupational safety and health, and employment practices, including the Immigration Reform and Control Act, and is not, and has not, engaged in any unfair labor practice. The Company and each Company Subsidiary has paid in full to all current and former employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security, income or any other tax, workers’ compensation or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business, consistent with past practice). To the Knowledge of the Company, there are no pending claims against the Company and/or any Company Subsidiary under any workers compensation plan or policy. There are no claims, demands, charges or controversies pending or, to the Knowledge of the Company, threatened, between the Company or any Company Subsidiary and any of their respective current or former employees (other than routine claims made in the ordinary course of business for benefits under the Company Employee Plans). There are no charges, complaints, audits or investigations against the Company or any Company Subsidiary by the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Entity pending or, to the Knowledge of the Company, threatened.

(q) Neither the Company nor any Company Subsidiary is, and for the past four (4) years has been, a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has any duty to bargain with any labor organization, and no labor organization has been either certified or voluntarily recognized as the representative of any current or former employees of the Company or any Company Subsidiary. To the Knowledge of the Company, there are no, and in the past four (4) years there have not been, activities or proceedings of any labor union or to organize the employees of the Company or any of its the Company Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary, nor to the Knowledge of the Company, any of their respective Representatives, has committed any unfair labor practice in connection with the operation of the Company Business, and there is no charge or complaint against the Company or any Company Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or to the Knowledge of the Company, threatened.

(r) The employment of each of the employees of the Company or any Company Subsidiary is “at will” (except for non-U.S. employees of the Company or any Company Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor any Company Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees.

(s) To the extent permitted by Applicable Law, each of the Company and each Company Subsidiary has made available to Parent a true, correct and complete list of the names, positions and base rates of compensation of all current officers, directors and employees of the Company and each Company Subsidiary, showing each such Person’s name, position, location in which they primarily provide services, annual remuneration, status as exempt/non-exempt, full-time or part-time status, and target bonus opportunities (if any) for the current fiscal year.

(t) The Company and each Company Subsidiary has made available to Parent true, correct and complete copies of each of the following, to the extent applicable: (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current consultants and/or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees and/or consultants and the Company or any Company Subsidiary (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) executed copies of all offer letters, employment agreement and severance agreements for the Company’s executive officers, (vi) as of the date hereof, the most current management organization chart(s), (vii) all agreements and/or insurance policies providing for the indemnification of any officers or directors of the Company or any Company Subsidiary, (viii) a summary of Liability for termination payments to current and former executive officers of the Company or any Company Subsidiary and (ix) a schedule of bonus commitments made to current employees of the Company or any Company Subsidiary.

(u) The Company and each Company Subsidiary is in compliance, and, for the past three (3) years has complied, in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local Applicable Law. In the past six (6) years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, provincial, local or foreign Applicable Law. Neither the Company nor any Company Subsidiary has caused any of its respective employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period ending on the date hereof. Neither the Company nor any Company Subsidiary has any obligation to re-instate any of its current or former employees.

(v) To the Knowledge of the Company, no employee of the Company or any Company Subsidiary is in violation of any material term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary because of the nature of the Company Business or to the use of trade secrets or proprietary information of others.

Section 3.10 Opinion. The board of directors of the Company has received an opinion from Deutsche Bank Securities Inc. to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in such opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of outstanding shares of Company Class A Common Stock (other than Parent and its Affiliates). As of the date hereof, such opinion has not been withdrawn, revoked or modified. The Company shall, promptly following the execution and delivery of this Agreement by all parties, furnish a true, correct and complete written copy of such opinion to Parent solely for informational purposes.

Section 3.11 Litigation. There is no (a) Legal Proceeding pending or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective assets or properties or against any current or former officer or director of the Company, or any Company Subsidiary in such individual’s capacity or (b) Order against the Company or any Company Subsidiary or any of their respective assets or properties or against any current or former officer or director of the Company, or any Company Subsidiary in such individual’s capacity as such, that in the case of (a) and (b), that (i) would reasonably be expected to prevent or materially impede or delay the consummation of the Merger, (ii) involves an amount in excess of $100,000; (iii) seeks specific performance or injunctive relief, or (iv) would, individually or in the aggregate with any other Legal Proceedings and Orders, reasonably be expected to have a Company Material Adverse Effect.

Section 3.12 Material Contracts.

(a) Except (i) for this Agreement, (ii) for the Contracts filed as exhibits to the Company SEC Reports prior to the date hereof, or (iii) as set forth in Section 3.12(a) of the Company Disclosure Schedule, as of the date hereof neither the Company nor any Company Subsidiary is party to or bound by any Contract:

(i) that contains covenants binding upon the Company or any of its Affiliates that materially restrict the ability of the Company or any of its Affiliates to compete in any business or in any geographic area that, in each case, are material to the Company and the Company Subsidiaries taken as a whole as of the date of this Agreement, except for leases;

(ii) that is a material partnership, joint venture or similar Contract that, in each case, is material to the Company and the Company Subsidiaries taken as a whole as of the date of this Agreement;

(iii) under which the Company or any Company Subsidiary is liable for indebtedness for borrowed money in excess of $100,000;

(iv) relating to the provision by a third party of cellular or satellite connectivity services to the Company or any Company Subsidiary (whether provided directly to the Company or any Company Subsidiary, or provided for resale to their respective customers);

(v) relating to the supply or sale to the Company or any Company Subsidiary of any hardware product that sold in excess of 4,000 units in the first six months of 2017;

(vi) under which the Company and the Company Subsidiaries in the aggregate made payments in excess of $1,000,000 in 2016, or in excess of $500,000 in the first six months of 2017;

(vii) that by its terms calls for aggregate payments by the Company and the Company Subsidiaries under such Contract of more than $1,000,000 over the remaining term of such Contract (other than this Agreement, Contracts subject to clause (iii) above, purchase orders for the purchase of inventory and/or equipment in the ordinary course of business and leases);

(viii) that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(ix) under which the Company and the Company Subsidiaries in aggregate received payments in excess of $500,000 in 2016, or in excess of $250,000 in the first six months of 2017;

(x) that by its terms calls for aggregate payments to the Company and the Company Subsidiaries under such Contract of more than $1,000,000 over the remaining term of such Contract (other than this Agreement or purchase orders for the purchase of inventory and/or equipment in the ordinary course of business); or

(xi) that is a lease, sublease or license in respect of any Leased Real Property (including any subleases of any Leased Real Property by the Company or any Company Subsidiary to any other Person), in each case providing for payments in excess of $50,000 per year.

Each Contract (i) set forth (or required to be set forth) in Section 3.12(a) of the Company Disclosure Schedule and (ii) any Contract that is a “Material Contract” (as such term is defined in Item 6.01(b)(10) of Regulation S-K of the SEC) other than any Company Employee Plan, is referred to herein as a “Company Material Contract”.

(b) Each of the Company Material Contracts has been duly executed, is a legal, valid and binding obligation of, and enforceable against, the Company or the Company Subsidiary that is a party thereto, and is in full force and effect (other than any such failures to be in full force and effect on account of a party other than the Company or a Company Subsidiary). The Company or the Company Subsidiary that is a party to a Company Material Contract is in compliance, in all material respects, with all the terms and conditions of each Company Material Contract and no default or event of default or event, occurrence, condition or act, with respect to the Company or any Company Subsidiary exists that, with or without the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected give any third party the right to declare a material breach or an event of default or exercise any remedy under any Company Material Contract or cancel, terminate or materially modify any Company Material Contract, and (iii) neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, oral, notice regarding any actual material violation or breach of, material default under, or intention to cancel, any Company Material Contract. True, correct and complete copies of all Company Material Contracts, and all amendments thereof, have been made available to Parent.

(c) To the Knowledge of the Company, with respect to any Contracts between the Company and any Governmental Entity (each, a “Company Government Contract”), there is, as of the date hereof, neither an existing nor a reasonable basis for a: (i) civil fraud or criminal investigation by any Governmental Entity, (ii) qui tam action brought against the Company or any Company Subsidiary under the Civil False Claims Act, (iii) suspension or debarment proceeding (or equivalent proceeding) against the Company or any Company Subsidiary, (iv) claim or request by a Governmental Entity for a material contract price adjustment based on asserted defective pricing, disallowance of cost or non-compliance with statute, regulation or contract, (v) material dispute involving the Company or any Company Subsidiary relating to such Company Government Contract, (vi) material claim or equitable adjustment by the Company or any Company Subsidiary relating to such Company Government Contract or (vii) termination of any Company Government Contract by any Governmental Entity for default or failure to perform.

Section 3.13 Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries have complied with all Applicable Law relating to (i) the protection or restoration of the environment, health, safety or natural resources; (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance; and (iii) pollution, contamination or any injury or threat of injury to persons or property involving any Hazardous Substance (“Environmental Laws”); (b) there are no proceedings, claims, actions, or investigations of any kind, pending or threatened in writing, by any person, court, agency, or other Governmental Entity or any arbitral body, against the Company or its Subsidiaries pursuant to any Environmental Law; (c) there are no Orders with any Governmental Entity that impose any Liabilities or obligations under or in respect of any Environmental Law; and (d) there are, and have been, no Hazardous Substances or other environmental conditions at any property currently owned, operated, or otherwise used by the Company or any of the Company Subsidiaries under circumstances which would reasonably be expected to result in liability to or claims against the Company or its Subsidiaries pursuant to any Environmental Law.

Section 3.14 Taxes.

(a) The Company and each Company Subsidiary has properly completed and timely filed all material Tax Returns required to be filed by Applicable Law on or before the Effective Date and has timely paid all material Taxes due and payable by the Company or Company Subsidiary, as the case may be, including all installments on account of taxes for the current year that are due and payable by the Company whether or not assessed (or reassessed) by the appropriate Tax Authority, and has, as applicable, timely remitted such Taxes to the appropriate Tax Authority under Applicable Law, except for Taxes which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP. All such Tax Returns were complete and accurate in all material respects when filed and were prepared in substantial compliance with all Applicable Law. The Company has made available to Parent true, correct and complete copies of all federal and state income and other material Tax Returns filed on or after January 1, 2012.

(b) The Company Balance Sheet reflects all Liability for unpaid Taxes of the Company and/or any Company Subsidiary for periods (or portions of periods) through the Balance Sheet Date. Neither the Company nor any Company Subsidiary has any Liability for unpaid Taxes accruing after the Balance Sheet Date except for Taxes arising in the ordinary course of business, consistent with past practice, subsequent to the Balance Sheet Date.

(c) There is no (i) written dispute or claim (including any audit, investigation or examination by any Tax Authority) for Taxes that has been asserted, proposed or assessed against the Company or any Company Subsidiary by any Tax Authority, except for claims that have been paid or otherwise resolved or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) Encumbrance for Taxes against the property or asset of the Company or any Company Subsidiary other than Permitted Encumbrances, (iii) extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Company Subsidiary currently in effect or (iv) agreement to any extension of time for filing any Tax Return that has not been filed.

(d) Neither the Company nor any Company Subsidiary (1) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (other than a group the common parent of which was the Company or any Company Subsidiary or any group consisting of the Company and/or any Company Subsidiaries) nor (2) has any liability for any Taxes of any Person (other than the Company or any Company Subsidiary) as a result of (i) a Tax sharing, Tax indemnity or Tax allocation agreement or any similar agreement to indemnify such Person (other than commercial contracts entered into with third parties in the ordinary course of business not primarily related to taxes), (ii) being a transferee or successor of such Person or (iii) the application of Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Applicable Law).

(e) Each of the Company and each Company Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.

(f) Neither the Company nor any Company Subsidiary has participated in, and none of them are currently participating in a “Listed Transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b)(2).

(g) Neither the Company nor any Company Subsidiary will be required to include income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Applicable Law) entered into on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law) created on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date or (v) prepaid amount received or accrued on or prior to the Closing Date, in the case of (i), (iii), (iv) and (v), outside of the ordinary course of business.

(h) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(i) Each of the Company and each Company Subsidiary has complied (and until the Closing will comply) in all material respects with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or similar provisions under any foreign Applicable Law), has, within the time and in the manner prescribed by Applicable Law, withheld from employee wages or consulting compensation and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all Applicable Law, and has timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(j) Since January 1, 2012, no written claim has been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxation by such jurisdiction. Neither the Company or any Company Subsidiary conducts business in any country or other jurisdiction where it is not a resident for tax purposes.

(k) Neither the Company or any Company Subsidiary has: (i) directly or indirectly, transferred property or supplied services to, or acquired property or services from, any Person with whom it was not dealing at arm’s length (for the purposes of the Code) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of such property or services; (ii) failed to make or obtain, where required, records or documents that meet the requirements of Section 6662 and Section 482 of the Code; or (iii) entered into any advance pricing agreement with any Governmental Entity.

(l) The Company is not and since January 1, 2012, has not been, a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) The Company has not taken any action and, to the Company’s Knowledge, there is no fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n) Notwithstanding any other provision of this Agreement, the representations and warranties contained in this Section 3.14 and Section 3.9 are the sole and exclusive representations and warranties of the Company relating to Tax liabilities or compliance with Tax Laws, and no other representation or warranty of the Company contained in this Agreement shall be construed to relate to such matters.

Section 3.15 Intellectual Property.

(a) The Company and the Company Subsidiaries own or have the right or license to use all Company Intellectual Property.

(b) The Company and the Company Subsidiaries own and have good and exclusive title to each material item of Company-Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances).

(c) Section 3.15(c) of the Company Disclosure Schedule lists, as of the date hereof, (i) all Company Registered Intellectual Property Rights, including the jurisdictions in which each such Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made, and (ii) all Company Intellectual Property Agreements (other than for Company-Owned Intellectual Property licensed in the ordinary course under a standard form that has been made available to Parent). Each item of Company Registered Intellectual Property Rights is subsisting, valid and enforceable (or in the case of applications, applied for).

(d) Each Company Intellectual Property Agreement is in full force and effect (other than any such failures to be in full force and effect on account of a party other than the Company or a Company Subsidiary), there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Company Subsidiary that would reasonably be expected to give any third party the right to declare a material breach or an event of default, and neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, oral, notice regarding any actual material violation or breach of, material default under, or intention to cancel, any such Company Intellectual Property Agreements. The consummation of the Transactions will not result in the breach, modification, cancellation, termination, suspension of, or acceleration of any performance, benefit, remedy or payment with respect to any material Company Intellectual Property Agreement, or give any third party the right to do any of the foregoing or receive any such performance, benefit, remedy or payments. None of the Company Intellectual Property Agreements grant any exclusive rights to or under any Company-Owned Intellectual Property to any third party. True, correct and complete copies of all such Company Intellectual Property Agreements, and all amendments thereof, have been made available to Parent.

(e) There are no royalties, honoraria, fees or other payments payable by the Company or any of the Company Subsidiaries to any Person (other than salaries and fees payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company-Owned Intellectual Property by the Company or any of the Company Subsidiaries.

(f) To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement, violation, or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor any Company Subsidiary has brought any Legal Proceeding for infringement, violation, or misappropriation of any Intellectual Property Right, or in the six-year period preceding the date hereof, breach of any Company Intellectual Property Agreement.

(g) Neither the Company nor any Company Subsidiary has been sued in any Legal Proceeding (or received any written notice or, to the Knowledge of the Company, threat) in the six-year period preceding the date hereof that involves a claim of infringement or misappropriation by the Company or any Company Subsidiary of any Intellectual Property Right of any third party or that contests the validity, ownership, enforceability or registrability of any Company-Owned Intellectual Property or any rights of the Company or any Company Subsidiary to Third-Party Intellectual Property under a Company Intellectual Property Agreement or to otherwise exercise any Intellectual Property Right.

(h) To the Company’s Knowledge, the conduct of the Company Business and the Company Products, have not infringed, misappropriated or violated, and do not infringe, misappropriate or violate any Third-Party Intellectual Property, and do not constitute unfair competition or unfair trade practices under the laws of any jurisdiction.

(i) No Company-Owned Intellectual Property or rights of the Company or any Company Subsidiary to Third-Party Intellectual Property under a Company Intellectual Property Agreement is subject to any Legal Proceeding or outstanding Order that restricts in any manner the use, transfer or licensing thereof by the Company or any Company Subsidiary.

(j) The Company and the Company Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all material confidential or trade secret information (“Confidential Information”) of the Company or provided by any third party to the Company and, to the Knowledge of the Company, neither the Company nor any Company Subsidiary has experienced any material breach of security or otherwise unauthorized access by third parties to the Confidential Information, including personally identifiable information in the Company’s or any Company Subsidiary’s possession, custody or control. The Company and the Company Subsidiaries have, and have implemented, a policy of securing written invention disclosure and Intellectual Property assignment agreements, and proprietary information agreements regarding the protection of Confidential Information, from their employees, consultants and independent contractors.

(k) Neither the Company nor any Company Subsidiary has incorporated Open Source Materials into, or combined or distributed Open Source Materials with, Company Intellectual Property or Company Products, or otherwise used Open Source Materials, in such a way that grants, or purports to grant, to any third party, any rights or immunities under any material Company-Owned Intellectual Property Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge). “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)). The Company is in compliance in all material respects with the terms and conditions of all licenses for all Open Source Materials incorporated into, or combined or distributed with, any Company Products by the Company or any Company Subsidiary.

(l) Other than in the ordinary course of Company Business pursuant to escrow arrangements with Customers and in connection with the development, testing, validation and maintenance of Company Products and Company Intellectual Property and the performance of other services on the Company’s behalf, neither the Company, any Company Subsidiary, nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any material Company Source Code (other than providing access to Company Source Code on a “need to know” basis from the premises of the Company or any Company Subsidiary). Neither the execution of this Agreement nor any of the Transactions will result in release from escrow or other delivery to a third party of any Company Source Code.

(m) The Company’s and its Subsidiaries’ privacy practices conform, and at all times have conformed, in all material respects to the then-applicable privacy policies. The Company and its Subsidiaries have complied with all Applicable Laws relating to (a) the privacy of users of the Company Products and the Company’s and its Subsidiaries’ websites, (b) the collection, use, storage and disclosure of any personally identifiable information or personal data collected or stored by the Company or its Subsidiaries or by third parties acting on Company’s or its Subsidiaries’ behalf or having authorized access to the Company’s or its Subsidiaries’ records, including personally identifiable information or personal data with respect to the Company’s or its Subsidiaries’ employees, and (c) electronic communications privacy, law enforcement access, reporting of illegal content, and data retention. There has been no unauthorized access to, unauthorized disclosure of, or other misuse of any such personally identifiable information or personal data collected by the Company or its Subsidiaries.

(n) The representations and warranties contained in this Section 3.15 are the sole and exclusive representations and warranties of the Company relating to Intellectual Property, and no other representation or warranty of the Company contained herein shall be construed to relate to Intellectual Property.

Section 3.16 Title to Property and Assets.

(a) Each of the Company and each Company Subsidiary is in possession of (either directly or through a bailee) and has good and valid title to, or a valid leasehold interest in, all of their respective tangible assets, real and personal, reflected on the Company Balance Sheet or acquired after the Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business, consistent with past practice), in each case, free and clear of all Encumbrances other than Permitted Encumbrances, other than, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Notwithstanding the forgoing, it is understood and agreed that matters regarding Company Intellectual Property are not addressed in this Section 3.16.

(b) Neither the Company nor any Company Subsidiary owns any real property or interests in real property. Section 3.16(a) of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date hereof of all real property and interests in real property leased or subleased by the Company or any Company Subsidiary (each such property or interest, “Leased Real Property”). With respect to the Leased Real Property, neither the Company nor any Company Subsidiary has, other than with respect to Permitted Encumbrances, (i) subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any material portion thereof or (ii) collaterally assigned or granted any other security interest in any such leasehold estate or any material interest therein. The Company has made available to Parent true, correct and complete copies of all leases, subleases and other Contracts under which the Company and/or any Company Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property, including all modifications, amendments and supplements thereto.

Section 3.17 Insurance. As of the date hereof, except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, each of the material policies of insurance and bonds of the Company or any Company Subsidiary (“Insurance Policies”) or renewals thereof are in full force and effect and provide coverage adequate and customary in the industry for the operation of their respective businesses (taking into account the cost and availability of such insurance and the risks (including without limitation product liability risks) posed by the Company Business), and the Company each Company Subsidiary are in compliance with the terms of such Insurance Policies. As of the date hereof, except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no claim pending under any of such Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies, (ii) all premiums due and payable under all such Insurance Policies have been timely paid and (iii) each of the Company and each Company Subsidiary is otherwise in compliance with the terms of such Insurance Policies. Neither the Company nor any Company Subsidiary has received any written notice of any threatened termination of, or material premium increase with respect to, any of such Insurance Policies.

Section 3.18 Accounting and Internal Controls.

(a) The Company maintains a system of internal controls over financial reporting as defined in the Exchange Act. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and the Company Subsidiaries are being made only with the requisite authorizations of management and directors of the Company or the Company Subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or the Company Subsidiaries that would reasonably be expected to have a material effect on the Company’s financial statements. As of the date of this Agreement, neither the Company or any Company Subsidiary nor the Company’s independent auditors has identified: (x) any “material weaknesses” in the design and implementation or maintenance of internal controls over financial reporting of the Company that are reasonably likely to materially and adversely affect the ability of the Company to record, process, summarize and report financial information; and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(b) The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that all information (both financial and non-financial) that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported in all material respects within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(c) Neither the Company nor any of the Company Subsidiaries nor, to the Company’s Knowledge, any Representative of the Company or any of the Company Subsidiaries has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, claim, deficiency or weakness regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion, or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company’s board of directors.

(d) The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Class A Common Stock on NASDAQ, including all applicable corporate governance rules and regulations.

Section 3.19 Anti-Takeover Provisions. The Company has taken any and all action necessary to render the provisions of Subchapter D (specifically Section 2538), Subchapter E, Subchapter F, Subchapter G, Subchapter H (solely with respect to such actions taken by the board of directors of the Company pursuant to Section 2571) inapplicable to Parent, Merger Sub and their respective Affiliates, and to this Agreement, the Support Agreements, the Merger and the other Transactions. The Company is not a party to a rights agreement, poison pill or similar agreement or plan.

Section 3.20 Related Party Transactions. Except as disclosed in the Company’s definitive proxy statements included in the Company SEC Reports filed prior to the date hereof, there are no Contracts or other transactions currently in place between the Company or any of the Company Subsidiaries, on the one hand, and: (i) any officer or director of the Company or any of the Company Subsidiaries; (ii) any holder of record or, to the Knowledge of the Company, beneficial owner of 10% or more of the Company Class A Common Shares; and (iii) any Affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

Section 3.21 Minute Books. The corporate minute books of the Company and the Company Subsidiaries contain minutes of substantially all meetings and resolutions of its board of directors and committees of such boards of directors or managers, as applicable, other than those portions of minutes of meetings reflecting discussions of the Merger, and shareholders or members, as applicable, held according to Applicable Laws and are complete and accurate in all material respects.

Section 3.22 Systems. The computer and information technology systems currently in use by the Company and each Company Subsidiary to conduct the Company Business adequately meet the data processing and other information technology needs of the Company Business. To the Knowledge of the Company, there are no material defects relating to such systems. Such systems are in good working order, are sufficient to permit the continued operation of the systems substantially in the manner as currently conducted by the Company and each Company Subsidiary; function materially in accordance with all applicable specifications and have been and are being properly and regularly maintained. In the past four (4) years there has been no malfunction or material interruption of the systems, or components thereof, that severely affected or restricted customers’ ability to use the Company Products or other services of the Company Business (e.g. severity 1 incidents). To the Knowledge of the Company, no person has gained unauthorized access to the systems or any data stored on them. The Company and each Company Subsidiary has taken all reasonable steps within its control to ensure the systems contain appropriate protections and security measures to safeguard against the unauthorized use, copying, disclosure, modification, theft or destruction of and access to the systems or its data; the data processing and data storage facilities used by the systems within the Company’s or Company Subsidiary’s control are protected consistent with current industry standards and practices; and the continuing availability of the functionality provided by the systems in the event of any malfunction of, any material interruption in the operation of, or other form of disaster affecting, the systems, whether due to natural disaster, power failure or otherwise.

Section 3.23 Suppliers and Customers.

(a) Section 3.23(a) of the Company Disclosure Schedule sets forth the 10 largest suppliers to the Company and the Company Subsidiaries (without actual names or pricing information) as of the date hereof, measured by dollar value of purchases by the Company and the Company Subsidiaries from January 1, 2016 to the date of this Agreement. As of the date hereof, none of the suppliers listed on Section 3.23(a) of the Company Disclosure Schedule has, since January 1, 2016, to the Knowledge of the Company, notified the Company or any Company Subsidiary that it is (i) cancelling or terminating its relationship with the Company or any Company Subsidiary, (ii) materially and adversely modifying its relationship with, or the pricing or volume of goods or services sold to, the Company or any Company Subsidiary, or (iii) asserting any material dispute, indemnity claim or claim for damages between such supplier and the Company or any Company Subsidiary.

(b) Section 3.23(b) of the Company Disclosure Schedule sets forth the 10 largest customers of the Company and the Company Subsidiaries (without actual names or pricing information) as of the date hereof, measured by dollar value of purchases from the Company and the Company Subsidiaries from January 1, 2016 to the date of this Agreement. As of the date hereof, none of the customers listed on Section 3.23(b) of the Company Disclosure Schedule has, since January 1, 2016, to the Knowledge of the Company, notified the Company or any Company Subsidiary that it is (i) cancelling or terminating its relationship with the Company or any Company Subsidiary, (ii) materially and adversely modifying its relationship with, or the pricing or volume of goods or services purchased from, the Company or any Company Subsidiary, or (iii) asserting any material dispute, indemnity claim or claim for damages between such customer and the Company or any Company Subsidiary.

Section 3.24 Product. All Company Products have been manufactured in accordance in all material respects with Applicable Law and meet the all material specifications in all Contracts with customers of the Company and the Company Subsidiaries relating to the sale of such Company Products. Since January 1, 2014, there have not been any claims against the Company or any Company Subsidiary pursuant to any product warranty or with respect to the production, distribution or sale of defective or inferior products or with respect to any warnings or instructions that have, in the aggregate, exceeded the Company’s and the Company Subsidiaries’ warranty reserve for such fiscal year. Neither the Company nor the Company Subsidiaries nor any of their respective customers have, at any time, instituted a product recall of any Company Product or received a notice from any Governmental Entity or other entity that a product recall related to any Company Product is or might be necessary (whether for any safety issue, quality issue or otherwise). To the Knowledge of the Company, no circumstance or condition exists (that with or without notice or lapse of time, or both) that will, or would reasonably be expected to, require or result in a product recall related to any Company Product. No epidemic failure (or similar concept) under any contract has occurred, and, to the Knowledge of the Company, no circumstance or condition exists (with or without notice or lapse of time, or both) that will, or would reasonably be expected to, result in an epidemic failure of any Company Product (and, including for the avoidance of doubt, any component part of any Company Product). All services provided by the Company and the Company Subsidiaries to their respective customers have been provided in material compliance with Applicable Law and the material terms of all Contracts relating thereto.

Section 3.25 Broker’s Fees. Other than Deutsche Bank Securities Inc., neither the Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other Transactions.

Section 3.26 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the Registration Statement, including the Proxy/Prospectus, will not, at the time that the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or any of its Affiliates specifically for inclusion or incorporation by reference in the Registration Statement. The Proxy/Prospectus will not, at the date the Proxy/Prospectus is first mailed to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or any of its Affiliates specifically for inclusion or incorporation by reference in the Proxy/Prospectus. The Proxy/Prospectus shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 3.27 Communications Regulatory Compliance. The Company and the Company Subsidiaries are in compliance in all material respects with the Communications Act, with all applicable FCC rules and regulations, and with the communications laws, and regulations of each state in which the Company and the Company Subsidiaries operate or provide services to their customers (“Communications Laws”). The Company and the Company Subsidiaries have not and will not operate as a telecommunications service provider, a common carrier, or a private carrier, as these terms are defined in the Communications Laws. The Company and the Company Subsidiaries have received no written communications from the FCC, the Universal Service Administrative Company (“USAC”) or a state-level regulatory authority suggesting that the Company or any Company Subsidiary is subject to regulation pursuant to the Communications Laws. The Company and the Company Subsidiaries have made no filings or registered with USAC. The Company and the Company Subsidiaries have received no written communication from any company that provides wireless or wireline telecommunications capacity to them indicating that they are subject to regulation as a telecommunications service provider or are subject to filing and/or contribution obligations with USAC. The Company and the Company Subsidiaries have not executed a reseller certificate, as the term is used in the Communications Laws, for any company that provides wireless or wireline telecommunications capacity to them. The Company and the Company Subsidiaries have not received any written communication from the FCC or any other federal or state governmental entity in the United States alleging a violation of the Communication Laws.

Section 3.28 No Other Representations. Except for the representations and warranties of the Company expressly set forth in this ARTICLE III, (a) neither the Company nor any of the Company Subsidiaries (or any other Person) makes, or has made any representation or warranty (whether express or implied) relating to the Company, the Company Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the Transactions, including as to the accuracy or completeness of any such information, (b) no Person has been authorized by the Company or any of the Company Subsidiaries to make any representation or warranty relating to the Company, the Company Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the Transactions, and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by the Company in connection with the Transactions or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any representation or warranty of the Company set forth in ARTICLE III.

Section 3.29 Non-Reliance. The Company, on behalf of itself and the Company Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in ARTICLE IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on: (a) any representation or warranty, express or implied; (b) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or Representatives, in connection with presentations by or discussions with Parent’s management whether prior to or after the date of this Agreement or in any other forum or setting; or (c) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the (a) Parent Reports filed with or furnished to the SEC (and made publicly available) and the Canadian Securities Regulatory Authorities or any other documents filed via the SEDAR filing system on or following January 1, 2014 and prior to the date hereof (excluding any documents incorporated by reference therein and excluding disclosures contained in the “risk factors” section or constituting “forward looking statements”, or which are cautionary, predictive or speculative in nature), it being understood that this clause (a) will not apply to any of Section 4.1, Section 4.2, Section 4.3, Section 4.6 and Section 4.7; or (b) Parent Disclosure Schedule dated as of the date of this Agreement, Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Organization and Good Standing.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of Canada. Parent has the corporate or other applicable power to own, lease or operate its properties and assets and to conduct its business as presently being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where such qualification or license is required by Applicable Law (to the extent the concept is recognized by such jurisdiction), except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent has made available to Company a true, correct and complete copy of the restated articles of incorporation and bylaws of Parent.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of an unlimited number of shares of Parent Common Stock, of which 32,185,878 were issued and outstanding as of the date that is two (2) Business Day prior to the date hereof (the “Measurement Date”), an unlimited number of preference shares, of which none were issued and outstanding as of the Measurement Date. Parent has not designated, authorized or issued any other shares of capital stock. Other than the Parent Options, the Parent RSUs, and Parent Phantom RSUs there are no options, restricted stock units, shares of phantom stock, other equity-based awards relating to the shares of Parent Common Stock (whether settled in shares of Parent Common Stock or cash), warrants, puts, calls, rights or Contracts of any character to which Parent is a party or by which it is bound obligating Parent to grant, issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Parent Common Stock, any options, restricted stock units or warrants to purchase or acquire any Parent Common Stock or other securities of Parent, or any voting debt, or obligating Parent to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, restricted stock unit, warrant, put, call, right or Contract.

(b) All issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of all Encumbrances (other than Permitted Encumbrances), preemptive rights, rights of first refusal and “put” or “call” rights created by statute, the restated articles of incorporation or bylaws of Parent or any Contract to which Parent is a party or by which it is bound. There is no liability for dividends accrued and unpaid by Parent or any Parent Subsidiary.

(c) When issued by Parent to the holders of Company Class A Common Stock in accordance with the terms of this Agreement, the Merger Consideration and all other securities of Parent issued to any such Persons pursuant to this Agreement, will be validly and duly issued free and clear of all Encumbrances.

Section 4.3 Authority; No Violation.

(a) Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other Transactions. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions, have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery thereof by each of the other parties hereto, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions does not require the affirmative vote of Parent’s shareholders under Applicable Law or Parent’s restated articles of incorporation or bylaws.

(b) The execution and delivery of this Agreement by Parent do not, and the consummation of the Merger and the other Transactions will not (i) result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of: (A) the restated articles of incorporation, bylaws or other organizational documents of Parent or Merger Sub, (B) any material contract to which Parent Merger Sub is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Parent, any of the Parent Subsidiaries or Merger Sub is bound, or (C) any Applicable Law, regulation, order, judgment or decree applicable to Parent, or Merger Sub or any of their respective properties or assets; (ii) give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitations under any note, bond, mortgage, indenture, material contract, material license, franchise or material permit to which any Parent, or Merger Sub is a party; (iii) give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or (iv) result in the imposition of any Encumbrance upon any of the property or assets of Parent, or Merger Sub or restrict, hinder, impair or limit the ability of either Parent, or Merger Sub to conduct its business as and where it is now being conducted, other than, in the case of clauses (B) and (C) of this Section 4.3(b), which would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially alter or materially delay any of the Transactions. Parent is not in violation of any of the provisions of its restated articles of incorporation or bylaws.

(c) No consents, approvals and notices are required from any third party under any material contract in order for Parent, or Merger Sub to proceed with the execution and delivery of this Agreement and the completion of the Transactions and the Merger.

(d) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity is required by Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Statement of Merger pursuant to Section 1.3, (ii) such filings and notifications as may be required under the HSR Act and any other applicable Antitrust Law and the expiration or early termination of applicable waiting periods under the HSR Act and any such other applicable Antitrust Law, (iii) the Registration Statement to be filed with the SEC and documents to be filed with the TSX by Parent in connection with the issuance of shares of Parent Common Stock in the Merger, (iv) such other filings and notifications as may be required under federal, state (including “blue sky”), provincial or foreign securities laws or the rules and regulations of the TSX or NASDAQ GM and (v) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to (A) result in a Parent Material Adverse Effect or (B) prevent, materially alter or materially delay the consummation of the Merger.

Section 4.4 Taxes.

(a) Parent has properly completed and timely filed all material Tax Returns required to be filed by Applicable Law on or before the Effective Date and has timely paid all material Taxes due and payable by Parent, including all installments on account of taxes for the current year that are due and payable by Parent whether or not assessed (or reassessed) by the appropriate Tax Authority, and has, as applicable, timely remitted such Taxes to the appropriate Tax Authority under Applicable Law, except for Taxes which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP. All such Tax Returns are complete and accurate in all material respects when filed and were prepared in substantial compliance with all Applicable Law.

(b) Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.5 Absence of Changes. Since March 31, 2017 through the date of this Agreement:

(a) Parent has conducted its business only in the ordinary course of business, other than the entering into of this Agreement.

(b) There has not occurred any event that constituted or with the passage of time would constitute a Parent Material Adverse Effect.

(c) Parent has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Parent Common Stock.

(d) Parent has not affected any material change in its accounting methods, principles or practices.

(e) There has been no dividend or distribution of any kind declared, paid or made by Parent on any shares of Parent Common Stock.

Section 4.6 Reporting Status; Securities Law Matters.

(a) Parent is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian Securities Laws. The Parent Common Stock is listed on TSX and NASDAQ GM. As of the date hereof, Parent is not subject to regulation by any other stock exchange. Parent has not taken any action to cease to be a reporting issuer in any province of Canada, nor has Parent received notification from any Canadian Securities Regulatory Authority seeking to revoke the reporting issuer status of Parent. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Parent is pending or, to the Knowledge of Parent, threatened.

(b) Parent has timely filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed by Parent with the applicable Canadian Securities Regulatory Authorities, the SEC, the TSX and NASDAQ GM (collectively, the “Parent Reports”). Each Parent Report at the time filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), (i) complied in all material respects with the requirements of the applicable Canadian Securities Laws and any rules and regulations promulgated thereunder applicable to such Parent Reports and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the Canadian Securities Regulatory Authorities, any Governmental Entity, the TSX or NASDAQ GM with respect to the Parent Reports. Parent has not filed any confidential material change report that at the date of this Agreement remains confidential.

Section 4.7 Financial Statements.

(a) Parent’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2016 and 2015 (including the notes thereto) and Parent’s unaudited consolidated interim financial statements, each as included in the Parent Reports (collectively, the “Parent Financial Statements”), were derived from the accounting books and records of Parent and the Parent Subsidiaries and have been, or will be, as the case may be, prepared in accordance with GAAP consistently applied, except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Parent’s independent auditors, or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments (none of which are material, individually or in the aggregate) and may omit notes which are not required by Applicable Law in the unaudited statements) and present fairly in all material respects the consolidated financial condition, results of operations, changes in financial position of Parent and the Parent Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments, none of which are material, individually or in the aggregate) in accordance with GAAP and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Parent and the Parent Subsidiaries on a consolidated basis. The balance sheet of Parent as of the Balance Sheet Date contained in the Parent Reports is hereinafter referred to as the “Parent Balance Sheet”.

(b) Neither Parent nor any Parent Subsidiary has any material Liabilities that are required to be disclosed on a balance sheet prepared in accordance with GAAP except for: (i) Liabilities reflected on, accrued on or reserved against on the face of the Parent Balance Sheet as of the Balance Sheet Date (including the notes thereto) in accordance with GAAP, (ii) Liabilities that have been incurred since the Balance Sheet Date in the ordinary course of business, consistent with past practice and that have not had or would reasonably be expected to have a Parent Material Adverse Effect, (iii) the fees and expenses of the investment banks, attorneys, consultants and accountants incurred in connection with this Agreement and (iv) Liabilities incurred as a result of the performance by Parent of its obligations under this Agreement. Parent has not had any material dispute with any of its auditors regarding accounting matters or policies during any of its past three full fiscal years or during the current fiscal year.

(c) The financial books, records and accounts of Parent and the Parent Subsidiaries: (i) have been maintained in all material respects in accordance with Applicable Law on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions, acquisitions and dispositions of the assets of Parent and the Parent Subsidiaries in all material respects; and (iii) accurately and fairly reflect in all material respects the basis for the Parent Financial Statements.

Section 4.8 Accounting; Internal Controls.

(a) Parent maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and the Parent Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and the Parent Subsidiaries are being made only with the requisite authorizations of management and directors of Parent or its Subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent or the Parent Subsidiaries that would reasonably be expected to have a material effect on Parent’s financial statements. To the Knowledge of Parent, as of the date of this Agreement: (x) there are no “material weaknesses” in the design and implementation or maintenance of internal controls over financial reporting of Parent that are reasonably likely to materially and adversely affect the ability of Parent to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Parent.

(b) Parent has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act and National Instrument 52-109 of the Securities Act (Ontario)) that are designed to ensure that material information that is required to be disclosed by Parent in the reports that it files or submits under the Securities Laws is recorded, processed, summarized and reported in all material respects within the time periods specified in the applicable rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(c) Since December 31, 2015, neither Parent nor any of the Parent Subsidiaries nor, to the Parent’s Knowledge, any Representative of Parent or any of the Parent Subsidiaries has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of the Parent Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion, or claim that Parent or any of the Parent Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of Parent’s board of directors.

(d) Parent is in compliance in all material respects with the applicable criteria for continued listing of the Parent Common Stock on NASDAQ GM and the TSX, including all applicable corporate governance rules and regulations.

(e) Neither Parent nor, to the Knowledge of Parent, any of its directors, officers, employees, agents or representatives (in each case, acting in their capacities as such) has, since January 1, 2014, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), materially violated the Corruption of Foreign Public Officials Act (Canada) or any other Anti-Corruption Law. Neither Parent nor, to the Knowledge of Parent, any of its directors, officers or employees (acting in their capacities as such) has been convicted of violating the Corruption of Foreign Public Officials Act (Canada) or any other Anti-Corruption Law.

(f) Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, Parent and each of Parent Subsidiaries is and, since January 1, 2014, has been in compliance, other than in de minimis respects, with all Sanctions applicable to each of Parent and Parent Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, since January 1, 2014, neither Parent nor any of Parent Subsidiaries has received any written notices of violations with respect to any Sanctions.

Section 4.9 Freely Tradeable Shares. The Parent Common Stock to be issued as the Merger Consideration shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws, U.S. federal securities laws and the state securities laws of each U.S. state where holders entitled to receive such shares are located. Such securities will not be “restricted securities” within the meaning of Rule 144 under the Securities Act, and shall not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Canadian Securities Regulatory Authorities, provided the conditions in subsection 2.6(3) (paragraphs 2 through 5) thereof are satisfied in respect of any such trade.

Section 4.10 United States Securities Laws. Parent is not registered, and is not required to be registered as, an “investment company” under the United States Investment Company Act of 1940, as amended.

Section 4.11 Absence of Litigation. There are no civil, criminal, administrative or other suits, claims, actions, proceedings or arbitrations pending or, to the knowledge of Parent, threatened against Parent or Merger Sub, other than any such suit, claim, action, proceeding or arbitration that would not or would not reasonably be expected to, prevent, materially delay or materially impede the consummation by Parent or Merger Sub of the transactions contemplated hereby. Neither Parent nor any of its subsidiaries nor any of their respective material properties is or are subject to any order, writ, judgment injunction, decree or award except for those that would not reasonably be expected to, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement by Parent or Merger Sub.

Section 4.12 Merger Sub.

(a) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Parent has made available to the Company certified copies of the certificate of incorporation and bylaws for Merger Sub (the “Merger Sub Documents”).

(b) Merger Sub was incorporated on April 1, 2008 solely for the purpose of engaging in a U.S. merger and has not engaged in any business activities or conducted any operations other than those relating to the Merger and the transactions contemplated hereby and has no assets or Liabilities (other than immaterial Liabilities incurred in connection with its formation). As of the date hereof, the authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, 10 shares of which are validly issued and outstanding as of the date hereof and registered in the name of Parent.

(c) Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and other Transactions and the execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part thereof.

(d) The execution and delivery of this Agreement by Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by Merger Sub shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Merger Sub under the applicable Merger Sub Documents.

Section 4.13 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Registration Statement, including the Proxy/Prospectus, will not, at the time that the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by or on behalf of the Company or any of its Affiliates specifically for inclusion or incorporation by reference in the Registration Statement. The Proxy/Prospectus will not, at the date the Proxy/Prospectus is first mailed to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by Parent with respect to statements made therein based on information supplied by or on behalf of the Company or any of its Affiliates specifically for inclusion or incorporation by reference in the Proxy/Prospectus. The Registration Statement and the Proxy/Prospectus shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 4.14 No Other Representations. Except for the representations and warranties of Parent and Merger Sub expressly set forth in this ARTICLE IV, (a) neither Parent nor Merger Sub (or any other Person) makes, or has made any representation or warranty (whether express or implied) relating to Parent or Merger Sub, or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the Transactions, including as to the accuracy or completeness of any such information, (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to Parent or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the Transactions, and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to the Company or any of its Affiliates or Representatives in connection with the Transactions or in connection with presentations by Parent’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any representation or warranty of Parent set forth in this ARTICLE IV.

Section 4.15 Non-Reliance. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in ARTICLE III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on: (a) any representation or warranty, express or implied; (b) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent or any of its Affiliates or Representatives, in connection with presentations by or discussions with the Company’s management whether prior to or after the date of this Agreement or in any other forum or setting; or (c) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Conduct of Business Prior to the Effective Time.

(a) Conduct of the Company Business. During the period from the date hereof and continuing until the earlier of (x) the termination of this Agreement in accordance with ARTICLE VIII and (y) the Effective Time, except (i) to the extent expressly contemplated or permitted by this Agreement, (ii) as consented to in writing by Parent, such consent not to be unreasonably withheld or delayed or (iii) as required by Applicable Law, the Company shall, and shall cause the Company Subsidiaries to:

(i) conduct its and their business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all Applicable Law;

(ii) use commercially reasonable efforts consistent with past practice to preserve intact its present business organizations and preserve its advantageous relationships with employees, customers, suppliers, distributors, licensors, licensees and others having business dealings with it; and

(iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company, Parent or Merger Sub to obtain any necessary approvals of any Governmental Entity required for the Transactions or to perform its covenants and agreements under this Agreement or to consummate the Transactions.

Section 5.2 Company Forbearances. Without limiting the generality or effect of Section 5.1(a), during the period from the date hereof and continuing until the earlier of (x) the termination of this Agreement in accordance with ARTICLE VII and (y) the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, do, cause or permit any of the following, except (1) to the extent expressly contemplated or permitted by this Agreement, (2) as consented to in writing by Parent, with any such request for consent to be given good faith consideration by Parent, (3) as required by Applicable Law or (4) as set forth on Section 5.2 of the Company Disclosure Schedule:

(i) amend its articles of incorporation or bylaws, or comparable organizational or governing documents;

(ii) declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock (other than the payment of any dividend or distribution by any Company Subsidiary to the Company or another Company Subsidiary in the ordinary course of business, consistent with past practice), or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up, except for withholding Taxes incurred in connection with the exercise of Company Options, Company SARs, Company Warrants or the settlement of Company RSUs;

(iii) (A) grant, confer, award, accelerate, amend or change the period of exercisability or vesting of any Company Options, Company SARS, Company Warrants or Company RSUs or other rights granted under the Company Option Plans or any other equity or equity-based awards, the vesting of the securities purchased or purchasable under such Company Options, Company SARS, Company Warrants or Company RSUs or other rights or the vesting schedule issued under such stock plans or otherwise, (B) amend or change any other terms of such Company Options, Company SARS, Company Warrants or Company RSUs or (C) authorize cash payments in exchange for any Company Options, Company SARS, Company Warrants or Company RSUs or other rights granted under any of such plans or the securities purchased or purchasable under those Company Options, Company SARS, Company Warrants or Company RSUs or other rights issued under such plans or otherwise;

(iv) (A) enter into any Contract that would constitute a Company Material Contract if entered into immediately prior to the date hereof, (B) terminate (other than allowing expiration according to its scheduled term), or waive any of the material terms of, any Company Material Contracts or (C) amend or otherwise modify any Company Material Contract (or any other Contract that, after giving effect to such amendment or modification, would be a Company Material Contract if entered into prior to the date hereof, taking into account such amendment);

(v) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Company Class A Common Stock pursuant to the exercise of Company Options, Company SARS or Company Warrants or pursuant to the settlement of Company RSUs, in each case, outstanding on the date hereof;

(vi) (A) hire any additional officers or other employees, or engage any consultants or independent contractors (except hiring of employees to fill open positions arising as a result of the termination for cause or resignation of employees of the Company following the date hereof, in each case so long as no employee’s aggregate compensation exceeds $150,000 and using the Company’s standard, unmodified form of offer letter that provides for at will employment and that does not provide for severance, acceleration or post-termination benefits not imposed by Applicable Law (“Permitted Hires”)), (B) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employees of the Company or any Company Subsidiary at a level of Vice President or higher, except for cause or non-performance of material duties, (C) enter into, amend or extend the term of any employment, consulting, severance or termination agreement with any officer, employee, consultant or independent contractor (except with respect to Permitted Hires) or (D) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law);

(vii) (A) commence, implement or effect any material organizational restructuring of the Company or any Company Subsidiary, or take any action that would result in any restructuring, shutdown or similar change, (B) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger), or (C) reassign the responsibilities of any employee at a level of Vice President or higher in any material respect, except for cause or non-performance of material duties;

(viii) (A) make or assume any loans or advances (other than routine travel advances and sales commission draws to employees of the Company or any Company Subsidiary in the ordinary course of business, consistent with past practice) to, or any investments in or capital contributions to, any Person (including any officer, director or employee of the Company), other than funding to any Company Subsidiary in order to fund operations in the ordinary course of business, consistent with past practice (including with respect to amounts thereof), (B) forgive or discharge in whole or in part any outstanding loans or advances or (C) amend or modify in any material respect any loan previously granted;

(ix) (A) transfer or license to any Person any rights to any Intellectual Property, other than non-exclusive licenses in the ordinary course of business, consistent with past practice, (B) acquire or license from any Person any Third-Party Intellectual Property, other than non-exclusive, non-royalty bearing licenses in the ordinary course of business, consistent with past practice, or (C) transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company outside the United States or Canada) other than providing access to Company Source Code to current employees and consultants of the Company or the Company Subsidiaries involved in the development of Company Products on a need-to-know basis, consistent with past practice;

(x) sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate, to the Company Business, other than sales and non-exclusive licenses of Company Products in the ordinary course of business, consistent with past practice, or enter into any Contract with respect to the foregoing;

(xi) incur any Liability that would be Company Debt, enter into any “keep well” or other Contract to maintain any financial statement condition, or enter into any arrangement having the economic effect of any of the foregoing;

(xii) make any capital expenditures, capital additions or capital improvements which are more than 10 % greater than the amounts set forth in the capital expenditures budget set forth on Schedule 5.2(xii);

(xiii) materially change the amount or terms of any insurance coverage;

(xiv) (A) enter into, adopt, terminate or amend any Company Employee Plan other than routine amendments that do not materially increase benefits or result in a material increase in administrative costs or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (B) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 except to the extent necessary to meet the requirements of such Section or Notice, (C) pay any special bonus or special remuneration to any employee, non-employee director, independent contractor or consultant or increase the salaries, wage rates or fees of its employees or consultants or materially increase the benefits provided to any of its employees, non-employee directors, independent contractors or consultants (other than ordinary course salary increases for employees at a level below Vice-President in connection with annual performance reviews or promotions and that do not exceed 10% for any such employee) or (D) add any new members to the board of directors of the Company or to the board of directors or similar governing body of any Company Subsidiary (other than to replace a member of the board of directors of the Company or the board of directors or similar governing body of such Company Subsidiary who resigns or is otherwise removed from such position following the date hereof and prior to the Closing);

(xv) grant or pay, or enter into any Contract providing for the granting of, any severance, retention or termination pay (other than accrued but unpaid salary), or the acceleration of vesting or other benefits upon the Closing or termination of employment, to any Person (other than severance payments for employees terminated prior to the date hereof);

(xvi) (A) commence a Legal Proceeding other than (1) for the routine collection of accounts receivable, (2) in such cases where the Company in good faith determines that failure to commence such Legal Proceeding would result in the material impairment of a valuable aspect of the Company Business (provided that the Company consults with Parent prior to the filing of such a suit) or (3) for a breach of this Agreement or (B) settle, offer to settle or agree to settle any pending or threatened Legal Proceeding or other dispute, including any such Legal Proceeding between a third party and any customers of the Company for which the Company is providing a defense or indemnity, other than in the ordinary course of business and for consideration not in excess of $325,000 individually or $400,000 in the aggregate and that would not impose any material restriction on the Company Business;

(xvii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(xviii) other than in the ordinary course of business, (A) make or change any material election in respect of Taxes, or adopt or change any accounting method in respect of Taxes, in each case, if such change would result in material Taxes, (B) file any material Tax Return, any amendment to any such Tax Return or any claim for Tax refunds (provided that Parent will not unreasonably withhold its consent to such a filing), (C) enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes for an amount materially in excess of the amount accrued or reserved with respect to Taxes, (D) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or (E) enter into intercompany transactions giving rise to deferred gain or loss of any kind;

(xix) change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its material assets (including writing down the value of inventory or writing off notes or accounts receivable, in each case, other than in the ordinary course of business, consistent with past practice and GAAP), except in each case as required by changes in GAAP (which requirement is confirmed by its independent auditors) and after notice to Parent;

(xx) fail to timely file any Company SEC Reports (in complete form, with all required signatures, certifications and exhibits) required to be filed between the date hereof and the Closing;

(xxi) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xxii) place or allow the creation of any Encumbrance on any of its properties, other than Permitted Encumbrances; or

(xxiii) agree in writing or otherwise to take, any of the actions described in clauses (i) through (xxii) of this Section 5.2, or any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company or any of the Company Subsidiaries of the Transactions.

Section 5.3 Parent Forbearances. During the period from the date hereof and continuing until the earlier of (x) the termination of this Agreement in accordance with ARTICLE VIII and (y) the Effective Time, Parent shall not do, cause or permit any of the following (except (1) to the extent expressly contemplated or permitted by this Agreement or (2) as consented to in writing by the Company, with any such request for consent to be given good faith consideration by the Company:

(i) amend its certificate of incorporation or bylaws, in each case, in a manner that would be reasonably expected to prevent, materially delay or materially impair the ability of Parent to consummate the Merger or otherwise be adverse to the holders of Company Class A Common Stock;

(ii) declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up;

(iii) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(iv) fail to timely file any Parent Reports (in complete form, with all required signatures, certifications and exhibits) required to be filed between the date hereof and the Closing; or

(v) agree in writing or otherwise to take any of the actions described in clauses (i) through (iii) of this Section 5.3, or any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Parent of the Transactions.

Section 5.4 Certain Limitations on Control. Notwithstanding anything to the contrary in this ARTICLE V, the parties hereto acknowledge and agree that no consent of Parent or the Company shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Laws.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Proxy Statement and Form F-4.

(a) Parent and the Company shall jointly prepare and cause to be filed with the SEC a proxy statement relating to the Company Shareholder Meeting and a prospectus that Parent will use in the United States to offer the shares of Parent Common Stock to be issued in connection with the Merger (such proxy statement and prospectus, together with all amendments and supplements thereto, the “Proxy/Prospectus”), and Parent shall use its reasonable best efforts to, with the Company’s reasonable cooperation, prepare and cause to be filed with the SEC a registration statement on Form F-4 pursuant to which the offer and sale of shares of Parent Common Stock to be issued in connection with the Merger will be registered pursuant to the Securities Act and which will include the Proxy/Prospectus as a part thereof (such registration statement, together with all amendments and supplements thereto, the “Registration Statement”), as promptly as practicable using its reasonable best efforts to make such filing no later than twenty (20) Business Days after the date hereof (provided, that no party shall be in breach of this timing obligation to the extent the delay is the result of an inability, after reasonable best efforts, to prepare required pro forma financial statements). Parent and the Company each shall use its reasonable best efforts to (i) respond as promptly as practicable to any comment from the SEC with respect to the Registration Statement and Proxy/Prospectus, (ii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing, to (iii) maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement, and (iv) promptly after the Registration Statement is declared effective, mail the Proxy/Prospectus to the shareholders of the Company. Parent shall also use its reasonable best efforts to satisfy, prior to the effective date of the Registration Statement, all necessary Securities Laws or “blue sky” notice requirements in connection with the Merger and to consummate the other Transactions. Parent shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act or the Exchange Act, and the rules and regulations thereunder, in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Class A Common Stock as may be reasonably requested in connection with any such actions. The Company shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act or the Exchange Act, and the rules and regulations thereunder, in connection with the Proxy/Prospectus, and Parent shall furnish all information concerning Parent as may be reasonably requested in connection with such filing.

(b) Each of the Company and Parent shall promptly notify the other of the receipt of any comments from the SEC and of any request from the SEC for any amendment or supplement to the Registration Statement or the Proxy/Prospectus or for additional information and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and/or any of its Representatives, on one hand, and the SEC or any state securities commission, on the other hand, with respect to the Registration Statement or Proxy/Prospectus and all written comments with respect to the Registration Statement or the Proxy/Prospectus received from the SEC or any state securities commission.

(c) The Company and Parent will cause each of the Proxy/Prospectus and Registration Statement to comply as to form and substance in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder, the Exchange Act and the rules and regulations thereunder, and the applicable requirements of the NASDAQ GM and TSX.

(d) Notwithstanding the foregoing, prior to filing the Registration Statement, the Proxy/Prospectus (or any amendment or supplement thereto) and other documents related to the Company Shareholder Meeting and the issuance of the shares of Parent Common Stock in connection with the Merger with the applicable Governmental Entity, responding to any comments of the SEC with respect thereto and mailing such documents to shareholders, each of the Company and Parent shall cooperate and provide the other (and its respective legal counsel) with a reasonable opportunity to review and comment on drafts of such document or response (including the proposed final version of such document or response) and no filing of, or amendment or supplement to, the Registration Statement, Proxy/Prospectus or such other document will be made by one party without the other party’s prior consent (which shall not be unreasonably withheld, condition or delayed). Each party will include in the Proxy/Prospectus, the Registration Statement and such other documents related to the Company Shareholder Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger all comments reasonably and promptly proposed by the other party or its legal counsel and each agrees that all information relating to Parent and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably.

(e) If, at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which should be set forth in an amendment of, or a supplement to, either the Registration Statement or the Proxy/Prospectus, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any appropriate amendment of, or supplement to, the Registration Statement or the Proxy/Prospectus and, to the extent required by Applicable Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company.

(f) Parent will as promptly as practicable take all actions to list on the NASDAQ GM and TSX the shares of Parent Common Stock that it proposes to issue as Merger Consideration.

Section 6.2 Shareholder Approvals.

(a) As promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act (or in the case of the record date, a reasonable time before the Registration Statement is declared effective), the Company shall, in accordance with Applicable Law and the Company’s articles of incorporation and bylaws, establish a record date (which record date will be as promptly as reasonably practicable following the date on which it is established) for, duly call, give notice of, convene and hold, a meeting of the Company’s shareholders (including any adjournment or postponement thereof, the “Company Shareholder Meeting”), in accordance with Section 321 of the PBCL, for the sole purpose of obtaining the Company Shareholder Approval, holding the Company Shareholder Advisory Vote in accordance with the PBCL and Applicable Law, and such other matters as may be agreed by Parent; provided, however, that the Company Shareholder Meeting shall be held no later than twenty-five (25) Business Days after the Registration Statement is declared effective (unless adjourned or postponed in accordance with the terms of this Section 6.2(a)). The Company will cause the Proxy/Prospectus to be mailed to its shareholders as promptly as reasonably practicable after the SEC has declared the Registration Statement effective, but in any event no later than five (5) Business Days after the Registration Statement is declared effective. Subject to Section 6.4(d), the Company will use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to obtain the Company Shareholder Approval and hold the Company Shareholder Advisory Vote at the Company Shareholder Meeting or any adjournment or postponement thereof, including soliciting from its shareholders proxies in favor of the adoption of this Agreement in compliance with all Applicable Law and its articles of incorporation and bylaws. The Company shall ensure that all proxies solicited in connection with the Company Shareholder meeting are solicited in compliance with all Applicable Law. The Company shall not adjourn or postpone the Company Shareholder Meeting without the prior written consent of Parent; provided, that the Company may adjourn or postpone the Company Shareholder Meeting (A) if the failure to adjourn or postpone the Company Shareholder Meeting would reasonably be expected to be a violation of Applicable Law or to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the board of directors of the Company has determined in good faith, after consultation with outside legal counsel, is necessary or required to be filed under Applicable Law or for the Company to comply with its obligations under Section 6.4(g) and Section 6.4(h) and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholder Meeting, (B) if, as of the time that the Company Shareholder Meeting is originally scheduled (as set forth in the Proxy/Prospectus) or rescheduled, pursuant to this Section 6.2(a), there are insufficient shares of Company Class A Common Stock represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting or (C) if, as of the time that the Company Shareholder Meeting is originally scheduled, adjournment or postponement of the Company Shareholder Meeting is necessary to enable the Company to solicit additional proxies required to obtain the Company Shareholder Approval; further provided, that in the event that there are insufficient votes to obtain the Company Shareholder Approval at the Company Shareholder Meeting, the Company may postpone or adjourn the Company Shareholder Meeting up to two (2) times for up to thirty (30) days to the extent permitted by Applicable Law.

(b) Except to the extent expressly permitted by Section 6.4(f), (i) the board of directors of the Company shall recommend that the Company’s shareholders vote in favor of the adoption of this Agreement (the “Company Board Recommendation”) at the Company Shareholder Meeting, (ii) the Proxy/Prospectus shall include a statement to the effect that the board of directors of the Company has recommended that the Company’s shareholders vote in favor of the adoption of this Agreement at the Company Shareholder Meeting and (iii) neither the board of directors of the Company nor any committee thereof shall effect a Company Adverse Recommendation Change.

(c) The Company agrees (i) to provide Parent with periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing periodic voting reports) and (ii) to give written notice to Parent one (1) day prior to the Company Shareholder Meeting and on the day of, but prior to, the Company Shareholder Meeting indicating whether as of such date insufficient proxies representing the Company Shareholder Approval appear to have been obtained.

(d) Unless this Agreement has been terminated pursuant to ARTICLE VIII, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Company Shareholder Meeting in accordance with this Section 6.2 shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or Superior Proposal or by any Company Adverse Recommendation Change.

Section 6.3 Approval of Sole Stockholder of Merger Sub. Immediately after the execution of this Agreement, Parent shall execute and deliver, in accordance with Applicable Law and its restated articles of incorporation and bylaws, in its capacity as sole stockholder of Merger Sub, a written consent adopting this Agreement. Such consent shall not be modified or rescinded and Parent shall deliver such consent to the Company promptly upon the execution thereof.

Section 6.4 No Solicitation.

(a) Termination of Prior Discussions. Upon execution and delivery of this Agreement, the Company and the Company Subsidiaries shall, and shall cause their respective Representatives to, immediately (i) cease any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date hereof with respect to any Acquisition Proposal, (ii) cease any existing discussion that could reasonably be expected to lead to an Acquisition Proposal, (iii) request, and use commercially reasonable efforts to cause, any Person (and such Person’s Representatives), other than Parent and its Representatives, with which the Company has engaged in any such activities within the 18 month period preceding the date hereof to promptly return or destroy all non-public information previously provided to such Person (and such Person’s Representatives) and (iv) terminate access for anyone other than the Company, Parent and Merger Sub and their respective Representatives to any physical or electronic data rooms of the Company. From and after the date hereof, the Company shall, and shall cause the Company Subsidiaries to, enforce (and shall not, nor permit any Company Subsidiary to, waive, amend, terminate, modify or fail to enforce) any provision of any “standstill” or similar obligation of any Person, including the provisions of any confidentiality or non-disclosure agreements entered into in connection with or applicable to an Acquisition Proposal, to which the Company or any Company Subsidiary is a party.

(b) No-Solicitation. Subject to Section 6.4(d) and Section 6.4(f), from and after the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with ARTICLE VIII, the Company (including the board of directors of the Company and any committee thereof) and the Company Subsidiaries will not, and will not authorize or permit any of their respective Representatives to, and shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, encourage or knowingly facilitate or induce the making, submission or public announcement of an Acquisition Proposal, or the making of any inquiry, offer or proposal that would constitute or would reasonably be expected to lead to an Acquisition Proposal or the making or consummation thereof, (ii) furnish to any Person any non-public information relating to the Company or any Company Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any Company Subsidiaries to any Person, in each case in connection with or for the purpose of encouraging or facilitating an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in, enter into, participate in, maintain or continue any communications or negotiations regarding an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, except to notify a Person that had made or, to the Knowledge of the Company, is making inquiries with respect to, or is considering making, an Acquisition Proposal of the existence of the provisions of this Section 6.4(b), (iv) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal or submit any Acquisition Proposal to the vote of any securityholders of the Company or any Company Subsidiary, (v) enter into any commitment, agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal or enter into any agreement, contract, understanding or commitment to abandon, terminate or fail to consummate the Merger or (vi) resolve, propose or agree to do any of the foregoing.

(c) Notice. From and after the date of this Agreement, the Company shall promptly (but in any event within 24 hours) advise Parent orally and in writing after receipt by the Company and/or any Company Subsidiary (and/or to the knowledge of the Company, by any of the Company’s Representatives) of any Acquisition Proposal and (i) if such Acquisition Proposal is in writing, the Company shall deliver to Parent a copy of such Acquisition Proposal and any related draft agreements and other written material relating to such Acquisition Proposal or (ii) if such Acquisition Proposal is oral, the Company shall communicate to Parent the material terms and conditions of such Acquisition Proposal, including, in each case, the identity of the Person submitting any such Acquisition Proposal. The Company shall keep Parent reasonably informed on a current basis (but in any event within 24 hours of any such change) of the status and material terms of, and any material amendments, changes or modifications or proposed material amendments or modifications to, any such Acquisition Proposal (or the status thereof). The Company shall not enter into any Contract with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 6.4(c).

(d) Superior Proposals. If, at any time prior to the date that the Company Shareholder Approval is obtained, the Company receives an unsolicited, written, bona fide Acquisition Proposal that the board of directors of the Company determines in good faith (after consultation with the Company’s outside legal and financial advisors of national standing) is, or would reasonably be expected to lead to, a Superior Proposal, then, notwithstanding anything to the contrary contained in Section 6.4(a), the Company may (A) enter into discussions with any Person making such an Acquisition Proposal and (B) deliver or make available to such Person non-public information regarding the Company and the Company Subsidiaries (provided that substantially concurrently (and in any event within 24 hours) the Company delivers or makes available to Parent such information to the extent such information was not previously made available to Parent); provided, that, in each such case, the Company, the Company Subsidiaries and the Company Representatives shall have complied with each of the following:

(i) none of the Company, the Company Subsidiaries and their respective Representatives shall have violated (other than immaterial breaches) any of the provisions of this Section 6.4;

(ii) (x) the board of directors of the Company first shall have determined in good faith (after consultation with its outside legal counsel) that the failure to deliver or make available such information or engage in such discussions would be reasonably likely to result in a violation of its fiduciary obligations to the Company and the Company’s shareholders under Applicable Law, and (y) the Company provides written notice to Parent immediately after any such determination by the board of directors of the Company and before taking any of the actions described in (A) and (B) of this sentence; and

(iii) prior to delivering or making available to any such Person any material non-public information, the Company first shall have received from such Person an executed confidentiality agreement on terms no less favorable to the Company than the Confidentiality Agreement.

(e) Except as otherwise provided in this Agreement, the board of directors of the Company (including a duly authorized committee thereof) shall not (i) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation (including any failure to include the Company Board Recommendation in the Proxy/Prospectus), (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend to the shareholders of the Company an Acquisition Proposal, (iii) fail to publicly recommend against acceptance of any tender offer or exchange offer for the Company Class A Common Stock within ten (10) Business Days after commencement of such offer or against any Acquisition Proposal (provided that a “stop, look and listen” communication by the board of directors of the Company to the shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Company Adverse Recommendation Change unless and until the board of directors of the Company fails to reconfirm the Company Board Recommendation by the close of business on the tenth (10th) Business Day following the commencement of a tender offer or exchange offer), (iv) other than with respect to the period of up to ten (10) Business Days applicable to tender offer or exchange offers that are the subject of the preceding clause (iii), fail to publicly reaffirm the Company Board Recommendation, in each case, within five (5) Business Days after Parent so requests in writing, (v) enter into any definitive agreement providing for an Acquisition Proposal or (vi) resolve or publicly propose to take any action described in the foregoing clauses (i) through (v) (each of the foregoing actions described in clauses (i) through (v) being referred to as a “Company Adverse Recommendation Change”

(f) Notwithstanding anything to the contrary in this Agreement, the board of directors of the Company (or a duly authorized committee thereof) may: (i) make a Company Adverse Recommendation Change in response to an Intervening Event if the Company’s board of directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure of the Company’s board of directors to make a Company Adverse Recommendation Change would be reasonably likely to violate its fiduciary obligations to the Company and the Company’s shareholders under Applicable Law; (ii) make a Company Adverse Recommendation Change in response to the Company receiving an unsolicited, written, bona fide Acquisition Proposal that the Company’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal; or (iii) if the Company has complied in all material respects with this Section 6.4, cause the Company to terminate this Agreement and, prior to or substantially concurrently with such termination, cause the Company to enter into a definitive written agreement providing for such Superior Proposal, if, and only if, in all cases, the board of directors of the Company determines in good faith, after consulting with and receiving advice from outside counsel, that the failure to (1) effect a Company Adverse Recommendation Change or (2) terminate this Agreement and enter into a definitive written agreement providing for a Superior Proposal, as the case may be, would be reasonably likely to violate its fiduciary obligations to the Company and the Company’s shareholders under Applicable Law.

(g) Subject to Section 6.4(f), (i) no Company Adverse Recommendation Change may be made in response to an Intervening Event or Superior Proposal and (ii) no termination of this Agreement in accordance with Section 6.4(f) may be made unless: (A) the Company complies in all material respects with this Section 6.4(g), (B) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 6.4(f) at least four (4) Business Days prior to taking such action (a “Company Board Recommendation Notice”), which notice shall specify (x) in the case of such action taken in connection with a Superior Proposal, the material terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal and any financing commitments relating thereto) or (y) in the case of such action taken in connection with an Intervening Event, a description of such event and any related documentation; and (C) the Company shall have, (x) during the four (4) Business Day period specified above (and any additional period related to a revision of the Superior Proposal, as provided below), negotiated, and caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) with respect to any adjustments proposed by Parent to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal (or in the event of an Intervening Event, to allow the Merger to be effected), (y) following the end of such four (4) Business Day period specified above (and any additional period related to a revision of the Superior Proposal, as provided below), the Company’s board of directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisor and outside legal counsel, that failure to make a Company Adverse Recommendation Change or terminate this Agreement would be reasonably likely to violate its fiduciary obligations to the Company and the Company’s shareholders under Applicable Law, and (z) if applicable, prior to or substantially concurrent with, the termination of this Agreement pursuant to Section 6.4(f), pay the Termination Fee as set forth in Section 8.3(d).

(h) The parties agree that, in the case of such actions taken in connection with a Superior Proposal, any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Board Recommendation Notice and an additional two (2) Business Day period (the period inclusive of all such days, the “Notice Period”). The Company agrees that: (i) during the Notice Period the Company shall, and shall cause its financial advisors and outside legal counsel to, negotiate with Parent in good faith (if Parent indicates to the Company that it desires to negotiate) the terms of this Agreement and (ii) the Company shall take into account all changes and adjustments to the terms of this Agreement proposed by Parent in determining whether such Superior Proposal continues to constitute a Superior Proposal. The Company shall keep Parent reasonably informed of all developments affecting the material terms of any such Superior Proposal (and the Company shall provide Parent with copies of any additional written materials received that relate to such Superior Proposal).

(i) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the board of directors of the Company from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or Item 1012 of Regulation M-A or otherwise complying with the provisions of Rule 14e-2 or Rule 14d-9 under the Exchange Act or Item 1012 of Regulation M-A; provided, that none of the following shall be deemed to be a Company Adverse Recommendation Change: (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act (provided that such communication is also accompanied by a public statement by the board of directors of the Company expressly reaffirming the Company Board Recommendation), (ii) an express rejection of any applicable Acquisition Proposal or (iii) an express reaffirmation of the Company Board Recommendation.

Section 6.5 Access to Information

(a) Subject to Applicable Law, the Company and Parent each shall (and shall cause its Subsidiaries to), upon reasonable request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the Transactions.

(b) The Company shall (and shall cause the Company Subsidiaries to), upon giving of reasonable notice by Parent, afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of such party’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, shall (and shall cause the Company Subsidiaries to) furnish promptly to the Parent all information concerning its business, properties and personnel as may reasonably be requested. Notwithstanding the foregoing, nothing in this Section 6.5 shall require or be construed to require the Company to allow Parent or its Representatives to perform any on-site procedures (including an on-site study) with respect to any property of the Company or the Company Subsidiaries.

(c) This Section 6.5 shall not be construed to require the Company to permit any access to any of its (or the Company Subsidiaries’) officers, employees, agents, contracts, books or records, or its (or the Company Subsidiaries’) properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company would (i) unreasonably disrupt the operations of the Company or the Company Subsidiaries, (ii) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iii) result in a violation of Applicable Law, including any fiduciary duty, (iv) waive the protection of any attorney-client or similar privilege or (v) result in the disclosure of any personal information that would expose the Company to the risk of liability. In the event that the Company objects to any request submitted pursuant to and in accordance with Section 6.5(a) and withholds information on the basis of the foregoing clauses (i) through (v), the Company shall inform Parent as to the general nature of what is being withheld and the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Company determines that doing so would reasonably permit the disclosure of such information without violating Applicable Law or confidentiality restriction or jeopardizing such privilege. All requests for information made pursuant to this Section 6.5 shall be directed to Kelly Gay or other Person designated by the Company. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(d) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement.

(e) To the extent that any of the information or material furnished pursuant to this Section 6.5 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and under the joint defense doctrine.

Section 6.6 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated as of September 9, 2016 (as may be amended from time to time in accordance with its terms, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

(b) Each of the Company and Parent shall consult with the other party before issuing or making, and shall provide and shall not issue any press release or make any public statement relating to this Agreement or the Transactions without the prior written consent of the other party; provided, that either the Company or Parent may, without obtaining such prior consent, issue such press release or make such public statement to the extent that such party determines in good faith (following consultation with its outside legal counsel) that such press release or public statement is required by Applicable Law or the rules of any national securities exchange to be issued or made so long as such party shall have (i) used all reasonable efforts to consult and discuss in good faith with the other party the form and content thereof prior to its release and (ii) considered in good faith any reasonable changes that are suggested by the other party prior to releasing or making such press release or public statement. Each of the Company and Parent shall use commercially reasonable efforts to cause its Representatives to comply with this Section 6.6(b). Notwithstanding the foregoing provisions of this Section 6.6(b), (i) Parent and the Company may make press releases or public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in all material respects in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 6.6(b), (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal any material, non-public information regarding the other parties hereto, this Agreement or the Transactions, and (iv) the foregoing provisions of this Section 6.6(b) shall not apply to any release or announcement made or proposed to be made in connection with, or in response to, a Company Adverse Recommendation Change that is effected in compliance with Section 6.4(f). In addition to the foregoing obligations, Parent and the Company shall consult with each other reasonably in advance of issuing any non-public communications to employees or other constituents relating to this Agreement or the Transactions.

Section 6.7 Extinguishment of Company Debt. No later than three (3) Business Days prior to the Closing Date, the Company shall cause the lenders holding Company Debt to have prepared and delivered to the Company and Parent pay-off letters in customary form, which pay-off letters shall be updated, as necessary, on the Closing Date to specify (a) the identity of each lender; (b) the amount owed or to be owed to each such lender; and (c) the bank account and wire transfer information for each such lender. Unless otherwise agreed with the lenders holding Company Debt, Parent agrees to use its reasonable commercial efforts to extinguish the Company Debt, in accordance with the pay-off letters, as soon as practicable following the Closing.

Section 6.8 Regulatory Approvals.

(a) Each of Parent and the Company shall promptly after the execution of this Agreement apply for or otherwise seek, and use its respective commercially reasonable efforts to obtain, all consents and approvals of Governmental Entities required to be obtained by it for the consummation of the Merger and the other Transactions. Without limiting the generality or effect of the foregoing, each of Parent and the Company shall, as soon as practicable (and in any event no later than fifteen (15) Business Days) following the date hereof, file a Premerger Notification and Report under the HSR Act, and shall, as soon as practicable following the date hereof, make any filings required by any other applicable Antitrust Law. The parties hereto shall promptly supply one another with any information that may be required in order to make such filings or obtain such consents and approvals. Each party hereto shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any applicable Antitrust Law, (ii) coordinate with one another in preparing and exchanging such materials and (iii) promptly provide one another (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party to any Governmental Entity in connection with this Agreement; provided, that with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals or such filings, presentations or submissions, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any Applicable Law requires such party or its subsidiaries to restrict or prohibit access to any such information.

(b) Each party hereto will notify the other promptly upon the receipt of (i) any substantive comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Applicable Law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.8(a), each party hereto will promptly inform the other parties of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c) Each of Parent and the Company shall use its respective commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under any applicable Antitrust Laws. Parent and the Company shall take any and all of the following actions to the extent necessary to cause the expiration of the notice periods under applicable Antitrust Laws with respect to the Transactions and to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any Applicable Law regarding the Transactions: (i) entering into negotiations, (ii) providing information required by Applicable Law, (iii) substantially complying with any “second request” for information pursuant to applicable Antitrust Laws, and (iv) defending any action, suit or proceeding instituted (or threatened to be instituted) by any Government Entity or any third party challenging the Transactions or that would otherwise prohibit or materially impair or materially delay the consummation of such Transaction. Notwithstanding the foregoing, the Parent shall not be required to (and Company and its Subsidiaries shall not, without the prior written consent of the Parent) commit to or effect any divestiture, disposal, holding separate or licensing of, any agreement to conduct in a specified manner, or any restriction on or limitation of, any of the assets or business of Parent or the Company.

(d) Notwithstanding anything herein to the contrary, in no event shall the Company, and the Company shall cause the Company Subsidiaries not to, without Parent’s prior written consent, commit to or propose any divestiture transaction, or commit or propose to alter their businesses or commercial practices in any way, or otherwise take or commit to take (or propose to take or commit to take) any such action that, in each case, would reasonably be expected to limit Parent’s freedom of action with respect to, or Parent’s ability to retain any of the businesses, product lines or assets of, the Company Business or otherwise receive the full benefits of this Agreement.

(e) Nothing in this Section 6.8 shall limit a party’s right to terminate the Agreement pursuant to ARTICLE VIII so long as such party has until such date complied in all material respects with its obligations under this Section 6.8.

Section 6.9 Reasonable Efforts. In furtherance of and without limitation of the obligations of Section 6.8(c), each of the parties hereto agrees to use its respective reasonable best efforts, and to cooperate with each other party hereto to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (a) taking all reasonable actions necessary to satisfy the parties’ respective conditions set forth in ARTICLE VII and (b) executing and delivering such other instruments and doing and performing such other acts and things as may be reasonably necessary, appropriate or desirable to effect completely the consummation of the Merger and the other Transactions.

Section 6.10 Third-Party Consents; Notices.

(a) If requested by Parent, the Company shall use its commercially reasonable efforts to obtain, prior to the Closing, and deliver to Parent, at or prior to the Closing, all notices, consents, waivers and approvals under each Contract listed or described in Section 3.3(c) of the Company Disclosure Schedule (and any Contract entered into after the date hereof that would have been required to be listed or described in Section 3.3(c) or Section 3.3(d) of the Company Disclosure Schedule if entered into immediately prior to the date hereof), using a form reasonably acceptable to Parent.

(b) The Company shall give all notices and other information required to be given to the employees of the Company or any Company Subsidiary under any Applicable Law in connection with the Transactions.

Section 6.11 Notice of Certain Matters. The Company and Parent will give written prompt notice to the other of: (a) any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Company Material Adverse Effect or Parent Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE VII to be satisfied, (b) the receipt of any (i) written notice from any third Person alleging that the consent or approval of such Person is or may be required in connection with the Merger and the Transactions or (ii) any notice or other communication from any Governmental Entity in connection with the Transactions, or (c) any Legal Proceeding commenced or, to its Knowledge, threatened against a party hereto, or relating to or involving the Company, Parent or any of their respective Subsidiaries that, relate to the Merger or other Transactions. No notification given pursuant to this Section 6.11 shall affect the representations, warranties, covenants or other agreements herein or affect the satisfaction or non-satisfaction of any conditions to the obligations of the parties hereto under this Agreement or otherwise limit or affect the remedies available hereunder to the parties, and any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.11 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independent result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied

Section 6.12 Employees and Contractors; Directors; Equity Matters.

(a) During the period commencing on the Effective Time and ending on the 18 month anniversary of the Closing Date, Parent shall, or shall cause the Surviving Corporation (or other Affiliate) to, provide employee benefit and compensation plans for the benefit of employees who are actively employed by the Company and its Subsidiaries on the Closing Date (“Company Employees”), while employed by the Surviving Corporation (or Parent or any Affiliate of Parent), with total compensation comprised of (i) an annual base salary or base wage that is no less than the annual base salary or base wage in effect immediately prior to the Effective Time, and (ii) employee benefits; such that the aforementioned total compensation under (i) and (ii) is at least substantially equivalent in the aggregate to that provided as of the date hereof to similarly situated employees of Parent and the Parent Subsidiaries whose workplace is in the United States. Without limiting the immediately preceding sentence, Parent shall, or shall cause the Surviving Corporation or other Affiliate of Parent, to provide to each Company Employee whose employment is terminated by the Surviving Corporation (or Parent or any of its Affiliates) without “cause” during the period commencing on the Closing Date, and specifically excluding any voluntary resignation by any Company Employee, and ending on the first anniversary of the Closing Date with the severance payments and benefits to which the Company Employee would have been entitled under the applicable severance pay plan of the Company and its Subsidiaries listed in Section 3.9(a) of the Company Disclosure Schedule immediately prior to the Effective Time taking into account the Company Employee’s length of service with the Company and its Subsidiaries as provided in Section 6.12(b), subject to the terms of the severance plan, including the requirement to sign a waiver and release, if applicable.

(b) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of the Parent Subsidiaries in which a Company Employee will participate effective as of or after the Effective Time (collectively, “Parent Plans”), Parent shall recognize, or cause to be recognized, all service of Company Employees with the Company or any of the Company Subsidiaries (and any predecessors thereto) that is reflected in the books and records of the Company or any of the Company Subsidiaries, as the case may be, to the same extent and for the same purpose as recognized by the Company immediately prior to the Closing Date, for vesting, eligibility and level of benefits and benefit accrual in any Parent Plan in which such Company Employees will be eligible to participate after the Effective Time, in each case except to the extent that recognizing such service would result in a duplication of benefits. To the extent any Company Employee participates in a Parent Plan that provides medical, dental, or other welfare benefits following the Closing Date (a “Parent Welfare Plan”), Parent and such Parent Subsidiaries will use commercially reasonable efforts to (i) cause all participation waiting periods and preexisting condition and similar exclusions under each Parent Welfare Plan that would otherwise be applicable to such Company Employee (and his or her eligible spouse and dependents) to be waived to the same extent waived or satisfied under the Company Employee Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan and (ii) provide each such Company Employee (and his or her eligible spouse and dependents) with credit for any co-payments or coinsurance and deductibles paid prior to the Closing Date (or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan) under a Company Employee Plan (to the same extent that such credit was given under the analogous Company Employee Plan prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan) in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under the Parent Welfare Plans.

(c) Parent agrees to cause all Company Employee Plans to be honored in accordance with their terms as of the date hereof, provided that this Section 6.12(c) shall not be construed to limit the ability of Parent and the Parent Subsidiaries to amend or terminate any Company Employee Plan to the extent that such amendment or termination is permitted by the terms of the applicable Company Employee Plan and Applicable Law.

(d) On or about the date that is five (5) Business Days prior to the mailing of the Proxy/Prospectus, the Company shall deliver to Parent, with respect to any Persons who are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) with respect to the Company (“Company Disqualified Persons”) and who are reasonably expected to receive any “excess parachute payments” in connection with the Merger, calculations prepared by an accounting firm showing the estimated effect of Section 280G and Section 4999 of the Code with respect to such Company Disqualified Persons in connection with the Merger. No later than five (5) Business Days prior to the expected date on which the Closing will occur, the Company shall deliver to Parent a report that updates the calculations provided to Parent pursuant to the preceding sentence. Prior to the Closing Date, the Company and Parent shall each use commercially reasonable efforts to take any actions reasonably appropriate to mitigate and/or minimize the impact of the tax consequences of Section 280G of the Code (including but not limited to accelerating the payment of bonuses for 2017 so that they are paid during 2017), provided that the terms of all Company Employee Plans and all employment and severance agreements shall be honored, except as otherwise agreed upon in writing by the affected Company Disqualified Individuals.

Section 6.13 Indemnification.

(a) From and after the Effective Time, the Surviving Corporation shall, for six (6) years after the Closing, indemnify and hold harmless each individual who is as a former or present director, officer or employee of the Company or any of the Company Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director or officer of another Person (including such individual’s Affiliates, the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party (or such Indemnified Party’s Affiliate) is or was an officer, director or employee of the Company or any of the Company Subsidiaries, is or was serving at the request of the Company or any of the Company Subsidiaries as a director or officer of another person or in respect of any acts or omissions in their capacities as such directors, officers or employees occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by Applicable Law and to the extent permitted under the Company’s charter documents. Parent and the Surviving Corporation shall also advance expenses incurred by an Indemnified Party to the fullest extent permitted by Applicable Law and the Company’s charter documents, provided, that the Indemnified Party to whom expense are advanced provides and undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. Without limiting the foregoing, at the Effective Time the Surviving Company shall, for a period of six (6) years after the Closing Date, cause the certificate of incorporation and bylaws or similar organizational documents of the Surviving Company to maintain in effect provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnified Parties no less favorable to the Indemnified Parties than as set forth in the Company charter documents, in effect immediately prior to the Effective Time, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the individuals who immediately before the Effective Time were Indemnified Parties except as required by Applicable Law.

(b) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or any of the Company Subsidiaries or provide substitute polices of not less than the existing coverage and have other terms not less favorable to the insured persons with respect to claims arising from facts or events that occurred on or before the Effective Time (including the Transactions), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies (or substitute insurance policies) of the Company in respect of any one policy year more than 300% of the annual premium payable by the Company for such insurance for the year ending December 31, 2016 (the “Premium Cap”), and if Parent is unable to obtain the insurance required by this Section 6.13(b) it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Premium Cap, in respect of each policy year within such period; provided, that in lieu of the foregoing, the Company may obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Premium Cap. If the Company purchases such a “tail” policy, Parent or the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder.

(c) The provisions of this Section 6.13 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(d) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent and/or the Surviving Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of Parent and/or the Surviving Corporation, as applicable, assume (including by operation of law) the obligations set forth in this Section 6.13.

Section 6.14 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall each take all such steps as may be necessary or appropriate to cause any disposition of Company Class A Common Stock, Company Options, Company SARs, Company Warrants or Company RSUs by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (“Company Insiders”), and any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by Applicable Law.

Section 6.15 Takeover Statutes. No party will take any action that would cause the transactions contemplated by this Agreement, to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

Section 6.16 Transaction Litigation. Prior to the Effective Time, the Company shall promptly (and in any event within forty-eight (48) hours) notify Parent of all Legal Proceedings commenced or threatened against the Company or the Company Subsidiaries, or their respective directors, officers or Representatives, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and thereafter keep Parent reasonably informed with respect to the status thereof. The Company shall (a) give Parent the reasonable opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation; provided, that none of the Company, any Company Subsidiary or any of their respective directors, officers or Representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle, or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have consented in writing in advance of any such action. For purposes of this Section 6.16, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company, and Parent may offer comments or suggestions with respect to such Transaction Litigation, including the right to review and comment on all material filings and responses to be made by the Company in connection with such Transaction Litigation and the Company shall in good faith take such comment or suggestion into account, but will not be afforded any decision-making power or other authority over such Transaction Litigation.

Section 6.17 Stock Exchange Listing and Delisting. Prior to the Closing Date, Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be conditionally approved for listing on NASDAQ GM and the TSX, subject only to customary post-closing deliverables. To the extent requested by Parent, prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and the rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Class A Common Stock from NASDAQ and the deregistration of the shares of Company Class A Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time.

Section 6.18 Transition. Commencing following the date hereof, and in all cases subject to Applicable Law, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Parent. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of the Company and the Company Subsidiaries in the ordinary course of business, the Company shall cause the employees, officers and representatives of the Company and its Subsidiaries to use their reasonable best efforts to provide support, including support from their outside contractors and vendors, and to assist Parent in performing all tasks, including equipment installation, reasonably required to result in a successful integration at the Closing or such later date as may be determined by Parent.

Section 6.19 Dormant Subsidiaries. Forthwith after the date hereof, the Company shall commence the winding-up or dissolution of the Company Subsidiaries named in Section 6.19 of the Company Disclosure Schedule, shall use commercially reasonable efforts to pursue the completion of the winding-up or dissolution of such named Company Subsidiaries on or before the Closing Date and shall provide regular progress updates thereof to Parent.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approvals. The Company Shareholder Approval shall have been obtained.

(b) Stock Exchange Listing. The shares of Parent Common Stock to be issued to the holders of Company Class A Common Stock upon consummation of the Merger shall have been conditionally approved for listing on the TSX, subject only to customary post-closing deliverables and on NASDAQ GM, subject only to official notice of issuance.

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn (the “SEC Condition”).

(d) No Injunctions or Restraints; Illegality. No Applicable Law, judgment, order, injunction, ruling or decree issued, enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing, enjoining or prohibiting the consummation of the Merger or any of the other Transactions (collectively, “Restraints”) shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been issued, enacted, amended, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(e) No Legal Proceedings. No Governmental Entity shall have instituted any Legal Proceeding (which remains pending) before any Governmental Entity of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit the consummation of the Merger and the other Transactions (the “Legal Proceedings Condition”).

(f) HSR Act. All applicable waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or early termination of such waiting periods shall have been granted (the “HSR Condition”).

(g) Additional Governmental Approvals. The Company and Parent and their respective Subsidiaries shall have timely obtained from each Governmental Entity all required approvals, waivers and consents, including under any applicable Antitrust Law.

Section 7.2 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger and the other Transactions shall be subject to the satisfaction at the Closing of each of the following conditions, any of which may be waived (to the extent permitted by Applicable Law), in writing, by the Company at or prior to the Effective Time (it being understood that each such condition is solely for the benefit of the Company and may be waived in writing by the Company in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties. The representations and warranties of Parent in Section 4.2(a) shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date). All other representations and warranties of Parent in this Agreement, without giving effect to any materiality or “Parent Material Adverse Effect” or any similar standard or qualification therein, shall be true and correct on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date, except (i) for those representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date, and (ii) where the failure of such representations or warranties to be true and correct has not had, and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying as to the matters set forth in Section 7.2(a) and Section 7.2(b).

(d) No Material Adverse Effect. There shall not have occurred after the date of this Agreement any circumstance, development, change, event, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Receipt of a Tax Opinion. The Company shall have received the opinion of Arnold & Porter Kaye Scholer LLP or if Arnold & Porter Kaye Scholer LLP is unable or unwilling to deliver such opinion, from another nationally-recognized law firm experienced in such matters reasonably acceptable to Parent and the Company, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

Section 7.3 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other Transactions shall be subject to the satisfaction at the Closing of each of the following conditions, any of which may be waived (to the extent permitted by Applicable Law), in writing, by Parent at or prior to the Effective Time (it being understood that each such condition is solely for the benefit of Parent and may be waived in writing by Parent in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties.

(i) The representations and warranties of the Company in Section 3.1(a), Section 3.3(a) and Section 3.3(b) shall be true and correct on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date);

(ii) the representations and warranties of the Company in Section 3.1(b), Section 3.1(c) and Section 3.25, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect or any similar standard or qualification, shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct in all material respects with respect to such specified date),

(iii) the representations and warranties of the Company in Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.2(d) and Section 3.2(g) shall be true and correct other than in de minimis respects on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), and

(iv) all other representations and warranties of the Company in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date, except (i) for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date and (ii)where the circumstances causing the failure of such representations or warranties to be true and correct have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

(d) No Material Adverse Effect. There shall not have occurred after the date of this Agreement any circumstance, development, change, event, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Receipt of a Tax Opinion. Parent shall have received the opinion of PricewaterhouseCoopers or if PricewaterhouseCoopers is unable or unwilling to deliver such opinion, from a nationally-recognized law firm experienced in such matters reasonably acceptable to Parent and the Company, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. Notwithstanding anything in this Agreement to the contrary, whether before or after the Company Shareholder Approval has been obtained (except as noted below), this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by the mutual consent of Parent and the Company in a written instrument;

(b) by either of Parent or the Company upon written notice to the other party:

(i) if the Effective Time shall not have occurred on or before April 1, 2018 (as such date may be extended by the Termination Date Extension, the “Termination Date”); provided, however, that if on the Termination Date, the SEC Condition, the Legal Proceedings Condition as a result of a review of the Transactions by the Committee on Foreign Investment in the United States and/or or the HSR Condition have not been satisfied, but all other conditions to Closing shall have been satisfied (or, in the case of conditions that by their terms are to be satisfied at Closing, shall be capable of being satisfied on April 1, 2018) or waived by all parties entitled to the benefit of such conditions, then, at the election of either Parent or the Company, upon prior written notice to the other party, such date may be extended to August 1, 2018 (the “Termination Date Extension” provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the failure of such party to perform any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(ii) if any Restraint having the effect set forth in Section 7.1(d) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(iii) if a meeting of the shareholders of the Company is duly convened (or at any adjournment or postponement thereof) and the Company Shareholder Approval is not obtained by reason of the failure to obtain the required vote upon a final vote taken at the Company Shareholder Meeting; or

(c) by Parent at any time prior to the Effective Time upon written notice to the Company:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) if it occurred or was continuing to occur on the Closing Date, would give rise to the failure of a condition set forth in Section 7.3(a) and Section 7.3(b), and (B) by its nature, cannot be cured by the Company by the Termination Date or, if such breach or failure is capable of being cured by the Termination Date, the Company shall not have cured such breach or failure within forty-five (45) calendar days following receipt of written notice from Parent describing such breach or failure in reasonable detail; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b); or

(ii) at any time prior to the receipt of the Company Shareholder Approval in the event of a Company Adverse Recommendation Change; or

(d) by the Company at any time prior to the Effective Time upon written notice to Parent:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) if it occurred or was continuing to occur on the Closing Date would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (B) by its nature, cannot be cured by Parent or Merger Sub by the Termination Date or, if such breach or failure is capable of being cured by the Termination Date, Parent shall not have cured such breach or failure within forty-five (45) calendar days following receipt of written notice from the Company describing such breach or failure in reasonable detail; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b); or

(ii) at any time prior to the receipt of the Company Shareholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, in accordance with Section 6.4; provided that the Company substantially concurrently with such termination pays or causes to be paid the Termination Fee contemplated in Section 8.3 (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); it being understood that the Company may enter into any transaction that is a Superior Proposal pursuant to Section 6.4 simultaneously with the termination of this Agreement pursuant to this Section 8.1(d)(ii).

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect and all rights and obligations of any party hereto shall cease, and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates hereunder; provided, that (i) Section 6.6(a) (Confidentiality), this Section 8.2 (Effect of Termination), Section 8.3 (Expenses and Termination Fee) and ARTICLE IX (General Provisions) shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from any liability or damages arising out of, resulting from or in connection with any fraud or willful and material breach with respect to any of such party’s representations, warranties, covenants or other agreements set forth in this Agreement occurring prior to termination, in which case the aggrieved party shall not be limited to expense reimbursement or any fee payable pursuant to Section 8.3, and shall be entitled to all rights and remedies available at law or in equity. The Confidentiality Agreement shall survive in accordance with its terms following the termination of this Agreement.

Section 8.3 Expenses and Termination Fee.

(a) General. Except as set forth in this ARTICLE VIII and in Section 9.13, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b) Filing Fees. Parent shall be responsible for all filing fees under all Applicable Law (including the HSR Act and under any other Antitrust Laws applicable to the Transactions).

(c) Parent Expenses. In the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii), the Company shall pay to or as directed by Parent all of the out-of-pocket costs and expenses of Parent, in an amount not to exceed $850,000. In the event that this Agreement is terminated by Parent pursuant to Section 8.1(c)(i) as a result of fraud or willful and material breach of any covenant, agreement, representation or warranty of this Agreement by the Company, the Company shall pay to or as directed by Parent all of the out-of-pocket costs and expenses of Parent, in an amount not to exceed $2,000,000. In each case, such payment shall be made by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrent with the termination of this Agreement.

(d) Termination Fee.

(i) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), the Company shall pay or cause to be paid to or as directed by Parent a fee equal to 3.75% of the aggregate equity value of the Transaction as of the date hereof (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrently with the termination of this Agreement.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), the Company shall pay or cause to be paid to or as directed by Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrent with the termination of this Agreement.

(iii) In the event that (A) (x) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(iii), (y) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(a), Section 8.1(b)(i) or Section 8.1(b)(ii) without the Company Shareholder Approval having been obtained (and all other conditions set forth in Section 7.2 and Section 7.3 have been satisfied or were capable of being satisfied prior to such termination) or (z) this Agreement is terminated by Parent pursuant to Section 8.1(c)(i) as a result of the Company’s fraud or willful and material breach of any provision of this Agreement and without the Company Shareholder Approval having been obtained (and all other conditions set forth in Section 7.2 have been satisfied or were capable of being satisfied prior to such termination), and (B) an Acquisition Proposal shall have been made known to senior management of the Company or shall have been publicly announced or shall have become publicly known and shall not have been publicly withdrawn by a date that is at least fifteen (15) Business Days prior to the Company Shareholder Meeting and (C) within twelve (12) months of the termination of this Agreement, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to in clause (B) hereof), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay or cause to be paid to or as directed by Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent; provided, that for purposes of this Section 8.3(d)(iii), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(e) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in the event that the Company is required to pay to or as directed by Parent the Termination Fee pursuant to Section 8.3(d), the maximum aggregate amount of monetary fees, liabilities or damages payable by the Company under this Agreement shall be equal to the Termination Fee. Each of the parties hereto acknowledges that, subject to Section 8.2, payment of the Termination Fee is not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent, as the case may be, in the circumstances in which payment of such Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in Section 8.3(d) and Section 8.3(e) are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement.

(f) No Duplication of Termination Fee. The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different time and the occurrence of different events.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed, in whole or in part, after the Effective Time.

Section 9.2 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto.

Section 9.3 Extension; Waiver. Subject to Applicable Law, any party hereto may at any time: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No delay in exercising any rights under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision hereof.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent or Merger Sub, to:

Sierra Wireless, Inc.

13811 Wireless Way

Richmond, BC V6V 3A4

Attention: Jason W. Cohenour

Facsimile No.: 604-231-1109

Telephone No.: 604-231-1100

with a copy to:

Blake, Cassels and Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street

Vancouver, BC V7X 1L3

Attention: Jocelyn M. Kelley

Facsimile No.: 604-631-3309

Telephone No.: 604-631-3370

(b) if to the Company, to:

Numerex Corp.

400 Interstate North Parkway, 13th Floor

Atlanta, GA 30339

Attention: Kenneth Gayron

Facsimile No.: [Number]

Telephone No.: 770-615-1410

with copies (which shall not constitute notice) to:

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Ave NW

Washington, D.C. 20001

Attention: Richard E. Baltz

Facsimile No.: 202-942-5999

Telephone No.: 202-942-5000

and

Andrew J. Ryan

The Ryan Law Group LLP

14 E. 4th St., Suite 406

New York, NY 10012

Telephone: 212-944-7300

Section 9.5 Interpretation. The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.” The words “herein,” “hereof” or “hereunder” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisors, and the parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other party.

Section 9.6 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, Company Disclosure Schedule and Parent Disclosure Schedule, constitutes the entire agreement and supersedes all prior agreements, arrangements, communications and understandings, both written and oral, between the parties with respect to the subject matter thereof.

Section 9.8 Governing Law; Jurisdiction. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York; provided, that matters relating to the fiduciary duties of the Company’s board of directors shall be governed by the internal laws of the State of Pennsylvania. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the Borough of Manhattan in the State of New York (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the Merger that are the subject of this Agreement, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (d) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.

Section 9.9 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

Section 9.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party, except for assignments by Merger Sub to a wholly owned direct or indirect Subsidiary of Parent. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except for Section 6.6, which is intended to benefit each Indemnified Person and his or her heirs and representatives, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies, express or implied, under this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to seek specific performance of the terms hereof including an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 9.12 Disclosure Schedule. Before entry into this Agreement, the Company delivered to Parent a schedule (the “Company Disclosure Schedule”) and Parent delivered to the Company a schedule (the “Parent Disclosure Schedule”), in each case that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in ARTICLE III or ARTICLE IV, as applicable, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

Section 9.13 Expenses. Except (i) with respect to costs and expenses of printing and mailing the Proxy/Prospectus and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by the Company and Parent and (ii) as otherwise provided in Section 8.3, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 9.15 No Agreement Until Executed. Irrespective of negotiations among the parties of drafts of this Agreement, this Agreement shall not constitute or be deemed to be evidence of a Contract between the parties hereto unless and until this Agreement is executed by all parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

SIERRA WIRELESS, INC.

By:	/s/ Jason Cohenour
Name: Jason Cohenour
Title: President and Chief Executive Officer

NUMEREX CORP.

By:	/s/ Kenneth Gayron
Name: Kenneth Gayron
Title: Interim Chief Executive Officer and Chief Financial Officer

WIRELESS ACQUISITION SUB, INC.

By:	/s/ Jason Cohenour
Name: Jason Cohenour
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Schedule 1.1(a)

Company Knowledge Parties

Kenneth Gayron

Kelly Gay

Wayne Stargardt

Shu Gan

Schedule 1.1(b)

Parent Knowledge Parties

Jason Cohenour

David McLennan

Khairun Vellani

Exhibit A-1

Support Agreement Shareholders

Gwynedd Resources, Ltd.

Viex Opportunities Fund, LP – Series One

Viex Special Opportunities Fund II, LP

Viex Special Opportunities Fund III, LP

Viex GP, LLC

Viex Special Opportunities GP II, LLC

Viex Special Opportunities GP III, LLC

Viex Capital Advisors, LLC

Tony G. Holcombe

Stratton J. Nocolaides

Andrew J. Ryan

Eric Singer

Exhibit A-2

Form of Support Agreement

(See attached)

ANNEX B - OPINION OF NUMEREX’S FINANCIAL ADVISOR

August 2, 2017

Board of Directors

Numerex Corp.

400 Interstate Parkway, Suite 1350

Atlanta, GA 30339-2119

Lady and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Numerex Corp. (the “Company”) in connection with the Agreement and Plan of Merger, dated as of August 2, 2017 (the “Merger Agreement”), by and among Sierra Wireless, Inc. (’’Parent”), the Company and Wireless Acquisition Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), which provides, among other things, for the merger of Merger Sub with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of Parent (the “Transaction”). As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of class A common stock, no par value per share (the “Company Class A Common Stock”), of the Company, other than shares owned by the Company, Parent or any of their respective subsidiaries, will be converted into the right to receive 0.1800 of a common share, no par value per share (the “Parent Common Stock”), of Parent (the “Exchange Ratio”).

You have requested our opinion, as investment bankers, as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of the outstanding shares of Company Class A Common Stock, excluding Parent and its affiliates.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company (the “Company Forecasts”), and certain publicly available financial and other information concerning Parent, including publicly available financial forecasts relating to Parent furnished to or discussed with us by the management of Parent and certain adjustments thereto and extrapolations thereof based on financial and operating metrics furnished to or discussed with us by the management of Parent, prepared at the direction of the Company and approved by the Company for our use (the “Parent Forecasts”). We have also held discussions with certain senior officers of the Company regarding the businesses and prospects of the Company and Parent and with certain senior officers and other representatives and advisors of Parent regarding the businesses and prospects of Parent. In addition, we have (i) reviewed the reported prices and trading activity for the Company Class A Common Stock and Parent Common Stock, (ii) to the extent publicly available, compared certain financial and stock market information for the Company and Parent with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the Merger Agreement and the letter agreement, dated August 2, 2017 (the “HCP Agreement”), between HCP-FVF, LLC (“HCP”) and the Company relating to the surrender by HCP of a warrant (the “Warrant”) to purchase up to

Numerex Corp. August 2, 2017 Page 2

895,944 shares of Company Class A Common Stock in connection with the Transaction, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, Parent or the combined company, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company, Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company, Parent or the combined company (or the impact of the Transaction thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the Company Forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to Parent prepared by management of Parent. We have been advised by the management of Parent that Parent is not aware of any facts or circumstances that would cause it to conclude that the Parent Forecasts are not a reasonable basis, and, at the direction of the Company, we have assumed that the Parent Forecasts are a reasonable basis, upon which to evaluate the future financial performance of Parent and, accordingly we have used the Parent Forecasts for purposes of our analysis and opinion. In rendering our opinion, we express no view as to the reasonableness of the Company Forecasts or the Parent Forecasts or the assumptions on which they are based. We have also assumed, at the direction of the Company, that the Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.

Numerex Corp. August 2, 2017 Page 3

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Company Class A Common Stock (excluding Parent and its affiliates) as of the date hereof. This opinion does not address any other terms of the Transaction, the Merger Agreement, the HCP Agreement or any other agreement entered into or to be entered into in connection with the Transaction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to how any holder of shares of Company Class A Common Stock should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any party to the Transaction, or any class of such persons, in connection with the Transaction whether relative to the Exchange Ratio or otherwise. In particular, we express no opinion with respect to the consideration to be received by HCP in exchange for the surrender of the Warrant pursuant to the HCP Agreement or the relative fairness of the Exchange Ratio as compared with the consideration to be received by HCP in exchange for the surrender of the Warrant. This opinion does not in any manner address what the value of the Parent Common Stock actually will be when issued pursuant to the Transaction or the prices at which the Company Class A Common Stock, the Parent Common Stock or any other securities will trade following the announcement or consummation of the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). The DB Group may provide investment and commercial banking services to Parent and the Company in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Class A Common Stock (excluding Parent and its affiliates).

Numerex Corp. August 2, 2017 Page 4

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

ANNEX C – FORM OF VOTING AGREEMENT

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), is dated as of August 2, 2017, by and between SIERRA WIRELESS, INC., a Canadian corporation (“Parent”), and [●] (“Shareholder”).

WHEREAS, in connection with Parent and Wireless Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Numerex Corp., a Pennsylvania corporation (the “Company”), Parent has requested Shareholder, and Shareholder has agreed, to enter into this Agreement with respect to all shares of Class A Common Stock, no par value per share, of the Company (the “Company Common Stock”) that Shareholder beneficially owns (such shares, together with all other shares of Company Common Stock acquired (whether beneficially or of record) by Shareholder after the date hereof and prior to the earlier of the Effective Time (as defined in the Merger Agreement) and the Termination Date (but excluding any shares of the Company sold or transferred on or after the date hereof in compliance with Section 4.01(b)), the “Shares”);

WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement; and

WHEREAS, Shareholder acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Shareholder set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

VOTING AGREEMENT

Section 1.01 Voting Agreement. During the term of this Agreement, Shareholder hereby agrees to vote or, as applicable, cause or direct to be voted, all Shares at the time of any vote (A) to approve and adopt the Merger Agreement and the Merger and in favor of the Company Shareholder Advisory Vote at the Company Shareholder Meeting, and at any adjournment or postponement thereof, at which such Merger Agreement is submitted for the consideration and vote of the shareholders of the Company and (B) against (i) any Acquisition Proposal and (ii) any other action, agreement or transaction that would reasonably be expected to materially impede, interfere with, delay or postpone the Merger or any other transaction contemplated in the Merger Agreement; provided, that each of Shareholder’s voting obligation set forth in this Section 1.01 and Shareholder’s appointment of Parent as its proxy and attorney-in-fact pursuant to Section 1.02(a) will be suspended for so long as the Company’s board of directors is not recommending that shareholders of the Company vote in favor of the Merger. For the avoidance of doubt, each of Shareholder’s voting obligation set forth in this Section 1.01 and Shareholder’s appointment of Parent as its proxy and attorney-in-fact pursuant to Section 1.02(a) will be in full force at any time that the Company’s board of directors is recommending that shareholders of the Company vote in favor of the Merger. Shareholder hereby revokes any and all previous proxies or powers of attorney granted with respect to the Shares. Notwithstanding anything in this Agreement to the contrary, except as specifically set forth in this Agreement, each Shareholder will continue to hold and shall have the right to exercise all voting rights related to such Shareholder’s Shares.

Section 1.02 Grant of Irrevocable Proxy; Appointment of Proxy .

(a) Shareholder hereby irrevocably appoints Parent as its proxy and attorney-in-fact (with full power of substitution), to vote or, as applicable, cause or direct to be voted (including by proxy, if applicable), the Shares in accordance with Section 1.01 above at the Company Shareholder Meeting, including any adjournment or postponement thereof, at which any of the matters described in Section 1.01 above is to be considered, in each case prior to the Termination Date; provided, however, that such irrevocable proxy shall be effective (automatically and without any further action by any of the parties hereto) only upon written notice from Parent to Shareholder no later than five (5) business days prior to the Company Shareholder Meeting notifying Shareholder of Parent’s election to effect the proxy described in this Section 1.02 (the “Parent Proxy Election”), it being understood that Shareholder may exercise voting rights in the ordinary course prior to such notice in a manner consistent with Section 1.01. Shareholder represents that all proxies, powers of attorney, instructions or other requests given by Shareholder prior to the execution of this Agreement in respect of the voting of any of the Shares, if any, are not irrevocable. Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

(b) Shareholder affirms that, if the Parent Proxy Election is made pursuant to Section 1.02(a), such irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder further affirms that such irrevocable proxy is coupled with an interest and is intended to be irrevocable during the term of this Agreement. If for any reason any proxy granted herein is not irrevocable, then Shareholder agrees to vote the Shares in accordance with Section 1.01 above. The parties hereto agree that the foregoing is a voting agreement.

(c) The proxy granted by each Shareholder in this Section 1.02 shall automatically terminate without any further action required by any person upon termination of the Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder represents and warrants to Parent that:

Section 2.01 Authorization. Shareholder has the full legal capacity to enter into this Agreement and perform Shareholder’s obligations hereunder. Assuming the due authorization, execution and delivery hereby by Parent, this Agreement constitutes a valid and binding agreement of Shareholder.

Section 2.02 No Conflicts.

(a) No authorization, consent or approval of any other person is necessary for the execution of this Agreement by the Shareholder; and

(b) None of the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby or compliance by the Shareholder with any of the provisions hereof shall (i) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of the Shares or its assets may be bound or (ii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to materially impair the Shareholder’s ability to perform his obligations under this Agreement. There is no legal or administrative proceeding, claim, suit or action pending against Shareholder or, to the knowledge of Shareholder, threatened against Shareholder or any other person that, currently or if successful, materially impairs or would reasonably be expected to materially impair the Shareholder’s ability to perform his obligations under this Agreement.

Section 2.03 Ownership of Shares. Other than as disclosed on the signature page hereto, Shareholder has (except as otherwise permitted by this Agreement, including in connection with the Permitted Transfer of any Shares), sole voting power and sole dispositive power with respect to the Shares, free and clear of any Encumbrance and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares), except pursuant to applicable federal securities laws. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.04 Total Shares. Except for the Shares set forth on the signature page hereto and except for any Company Options, Warrants, Company RSUs and Company SARs held by Shareholder, as of the date hereof, Shareholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) Company Options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Shareholder:

Section 3.01 Organization; Authority; Execution and Delivery; Enforceability. Parent is duly organized, validly existing and in good standing under the laws of Canada. The execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated by this Agreement and the compliance by Parent with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of Parent and its governing body or stockholders, as applicable, and no other corporate proceedings on the part of Parent (or its governing body or stockholders, as applicable) are necessary to authorize this Agreement, to comply with the terms of this Agreement or to consummate the transactions contemplated by this Agreement. Parent has all requisite corporate power and authority to execute and deliver this Agreement (and each person (used herein as defined in the Merger Agreement) executing this Agreement on behalf of Parent has full power, authority and capacity to execute and deliver this Agreement on behalf of Parent and to thereby bind Parent), to consummate the transactions contemplated by this Agreement and to comply with the provisions of this Agreement. This Agreement has been duly executed and delivered by Parent and, assuming due authorization (in the case of each Stockholder that is not a natural person), execution and delivery by each Stockholder, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity.

ARTICLE IV

COVENANTS OF SHAREHOLDER

During the term of this Agreement, Shareholder hereby covenants and agrees that:

Section 4.01 No Proxies for or Encumbrances on Shares.

(a) Except pursuant to and in furtherance of the terms of this Agreement (including pursuant to Section 4.01(b)) or as disclosed on the signature page hereto, Shareholder shall not during the term of this Agreement, directly or indirectly, without the prior written consent of Parent, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares other than voting in the ordinary course in a manner consistent with Section 1.01, (ii) offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any Shares, or any interest therein, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case, involving any Shares that grants or has the effect of granting a third party the right to vote or direct the voting of such Shares, or (iii) knowingly take any action that would have the effect of preventing or delaying Shareholder from performing any of its obligations under this Agreement. For the avoidance of doubt, the fact that the Shares are held in a margin account shall not be deemed a violation of this Section 4.01 or Article II.

(b) Any Shareholder that effects a Transfer of any Shares to a Permitted Transferee of such Shareholder shall cause each such Permitted Transferee to execute a signature page to this Agreement and deliver the same to the Parent, pursuant to which such Permitted Transferee agrees to be a “Shareholder” pursuant to this Agreement with respect to such Shares that are the subject of such Transfer (such Transfer, a “Permitted Transfer”). “Permitted Transferee” means, with respect to any Shareholder, (A) any other Shareholder, (B) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Shareholder, (C) any trust, the trustees of which include only the persons named in clauses (A) or (B) and the beneficiaries of which include only the persons named in clauses (A) or (B), (D) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the persons named in clauses (A) or (B), (E) if such Shareholder is a trust, the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust, or (F) to any person by will, for estate or tax planning purposes, for charitable purposes or as charitable gifts or donations. Transfers of Shares to Permitted Transferees made pursuant to this Section 4.01(b) shall not be a breach of this Agreement.

Section 4.02 Other Offers. Shareholder shall not (i) solicit, initiate or knowingly encourage or knowingly facilitate any Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to the consummation of any Acquisition Proposal, or (ii) enter into or otherwise participate in any discussions or negotiations regarding, or furnish any material non-public information relating to the Company or any Company Subsidiary in connection with an Acquisition Proposal; provided, however, that notwithstanding the foregoing, Shareholder may take any actions to the extent the Company is permitted to take such actions under Section 6.4(d) of the Merger Agreement and nothing herein shall limit or affect any action of Shareholder taken in such Shareholder’s capacity as an officer or director of the Company.

Section 4.03 Appraisal Rights. Subject to the terms of this Agreement, Shareholder irrevocably waives and agrees not to exercise any rights to demand appraisal of any Shares which may arise with respect to the Merger or dissent from the Merger.

Section 4.04 Proxy Statement. Shareholder hereby agrees to permit the Company to publish and disclose in the Proxy Statement (including all documents filed with the SEC in accordance therewith), Shareholder’s identity and beneficial ownership of the Shares or other equity interests of the Company and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement to the extent required by Applicable Law.

Section 4.05 Acquisition of Additional Shares. During the term of this Agreement, Shareholder shall notify Parent promptly in writing of the direct or indirect acquisition of record or beneficial ownership of additional shares of Company Common Stock after the date hereof, if any, all of which shall be considered Shares and be subject to the terms of this Agreement as though owned by Shareholder on the date hereof.

ARTICLE V

MISCELLANEOUS

Section 5.01 Further Assurances. Parent and Shareholder shall each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law, to perform each party’s respective obligations under this Agreement.

Section 5.02 Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms; (b) the time Company Shareholder Approval has been obtained; and (c) except as otherwise permitted pursuant to the Merger Agreement, the making of any material change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or changes the form of the consideration to the shareholders of the Company. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement.

Section 5.03 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.04 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, other than as permitted by Section 4.01(b), neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

Section 5.05 Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 5.06 Specific Performance. Each party acknowledges that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that, in addition to and without limiting any other remedy or right available to the parties, each party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

Section 5.07 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received (by electronic communication, facsimile or otherwise) a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 5.08 Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 5.09 Capacity. Shareholder is signing this Agreement solely in Shareholder’s capacity as a shareholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect any actions taken, or required or permitted to be taken, by Shareholder or any Affiliate, employee, designee or Representative of Shareholder or any of its Affiliates in any other capacity, including, if applicable, as an officer or director of the Company or any of the Company Subsidiaries, including to disclose information acquired solely in such Shareholder’s capacity as a director or officer of the Company, and any actions taken (whatsoever), or failure to take any actions (whatsoever), by such Shareholder in such capacity as a director or officer of the Company shall not be deemed to constitute a breach of this Agreement.

Section 5.10 Non-Recourse. Each party to this Agreement enters into this Agreement solely on its own behalf, the obligations each Shareholder under this Agreement are several (with respect to itself) and not joint with the obligations of any other Shareholder and each such party shall be liable, severally and not jointly, solely for any breaches of this Agreement by such party and in no event shall any party be liable for breaches of this Agreement by any other party hereto. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

Section 5.11 No Agreement Until Executed. Irrespective of negotiations among the parties of drafts of this Agreement, this Agreement shall not constitute or be deemed to be evidence of a Contract between the parties hereto unless and until this Agreement and the Merger Agreement is executed by all parties hereto.

[The Remainder of this Page has been Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

SIERRA WIRELESS, INC.

By:
Name:
Title:

[SHAREHOLDER]

Name:

Class of Stock	Shares Owned
Class A Common Stock

[Voting Agreement Signature Page]

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Under the Canada Business Corporations Act (the “CBCA”), the Registrant may indemnify its current or former directors or officers or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with the Registrant or another entity. The CBCA also provides that the Registrant may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

•	acted honestly and in good faith with a view to the Registrant’s best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

An indemnifiable person is also entitled to indemnity from the Registrant in respect of all costs, charges and expenses reasonably incurred by the indemnifiable person in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the indemnifiable person is subject because of the indemnifiable person’s association with the Registrant or other entity, if the indemnifiable person:

(i)	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the indemnifiable person ought to have done; and

(ii)	fulfills the conditions first set out above.

The Registrant’s by-laws require the Registrant to indemnify each director or officer, former director or officer, or person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Registrant or such body corporate, if (a) he acted honestly and in good faith with a view to the best interests of the Registrant; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Registrant has entered into indemnity agreements with its directors and certain officers which provide, among other things, that the Registrant will indemnify the indemnified party to the fullest extent permitted by law from and against all losses which the indemnified party may reasonably suffer, sustain, incur or be required to pay as a result of, or in connection with any claim in which the indemnified party is involved as a result of serving or having served as a director or officer, provided certain criteria are satisfied.

In addition, the Registrant may, under the CBCA and its by-laws, purchase and maintain insurance for the benefit of an indemnifiable person against such liabilities and in such amounts as the Registrant’s board of directors may from time to time determine and are permitted by the CBCA.

Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

Item 21. Exhibits and Financial Statement Schedules

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22. Undertakings

(a)	In accordance with Item 512 of Regulation S-K, the undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the U.S. Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total U.S. dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20%. change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering;

(5)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(6)

That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the U.S. Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(7)	Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

(8)	That, for the purposes of determining any liability under the U.S. Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(9)	That, for purposes of determining liability under the U.S. Securities Act, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness (provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use).

(10)	That, for the purpose of determining liability of the registrant under the U.S. Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form F-4, within one business day of receipt of such request, and to send the incorporated prospectus by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated August 2, 2017, by and among Sierra Wireless, Inc., Numerex Corp. and Wireless Acquisition Sub, Inc. (included as Annex A to this proxy statement/prospectus).

3.1*	Articles of Incorporation of Sierra Wireless, Inc.

3.2*	By-Laws of Sierra Wireless, Inc.

4.1*	Form of Specimen Common Share Certificate.

4.2*	Amended and Restated Shareholder Rights Plan Agreement, dated May 21, 2015, between Sierra Wireless, Inc. and Computershare Investor Services Inc., as Rights Agent.

4.3*	Standby Letter of Credit Facility, dated December 5, 2013, between Sierra Wireless, Inc. and Toronto Dominion Bank.

4.4*	Revolving Credit Facility, dated May 30, 2017, between Sierra Wireless, Inc. and The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce.

5.1**	Opinion of Blake, Cassels & Graydon LLP, as to the validity of the common shares to be issued by Sierra Wireless, Inc.

8.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding tax matters.

8.2**	Opinion of Arnold & Porter Kaye Scholer LLP regarding tax matters.

10.1*	Sierra Wireless, Inc. Amended and Restated Restricted Share Unit Plan, dated October 2015.

10.2*	Sierra Wireless, Inc. 2011 Treasury Based Restricted Share Unit Plan, dated April 11, 2017.

16.1*	Letter from Grant Thornton LLP, dated September 18, 2017, regarding Numerex’s change in independent registered public accounting firm.

16.2*	Letter from KPMG LLP, dated September 8, 2017, regarding Sierra Wireless’ change in independent registered public accounting firm.

21.1*	Subsidiaries of Sierra Wireless, Inc.

23.1**	Consent of Ernst & Young LLP as auditors for the financial statements of Sierra Wireless, Inc.

23.2**	Consent of BDO USA, LLP, independent Registered Public Accounting Firm of Numerex Corp.

23.3**	Consent of KPMG LLP as auditors for the financial statements for the period ended December 31, 2015 of Sierra Wireless, Inc.

23.4**	Consent of Grant Thornton LLP, independent Registered Public Accounting Firm for the period ended December 31, 2015 of Numerex Corp.

23.5**	Consent of Blake, Cassels & Graydon LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

23.6**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).

23.7**	Consent of Arnold & Porter Kaye Scholer LLP (included in the opinion filed as Exhibit 8.2 to this Registration Statement).

24.1*	Power of Attorney.

99.1**	Form of Proxy Card of Numerex Corp.

99.2*	Fairness Opinion of Deutsche Bank Securities Inc. (included as Annex B to this proxy statement/prospectus).

*	Previously Filed.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, on October 24, 2017.

SIERRA WIRELESS, INC.

By:	/s/ Jason W. Cohenour
	Name:	Jason W. Cohenour
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature/Name	Title	Date

/s/ Jason W. Cohenour Jason W. Cohenour	Director, President and Chief Executive Officer	October 24, 2017

/s/ David G. McLennan David G. McLennan	Chief Financial Officer and Corporate Secretary	October 24, 2017

* Gregory D. Aasen	Director	October 24, 2017

* Robin A. Abrams	Director	October 24, 2017

* Paul G. Cataford	Director	October 24, 2017

* Charles E. Levine	Director	October 24, 2017

* Thomas Sieber	Director	October 24, 2017

* Kent P. Thexton	Director	October 24, 2017

* /s/ Jason W. Cohenour Jason W. Cohenour, Attorney-in-Fact		October 24, 2017

Pursuant to the requirements of the U.S. Securities Act of 1933, the undersigned has signed this registration statement solely in the capacity of the duly authorized representative of Sierra Wireless, Inc. in the United States, in the City of Blaine, State of Washington, on this 24th day of October, 2017.

By:	/s/ Jason W. Cohenour
Jason W. Cohenour President and Chief Executive Officer